                                               Registration No. 333-
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                [X]

            Pre-Effective Amendment No. __                             [ ]

            Post-Effective Amendment No. ___                           [ ]

                                     AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940        [ ]

            Amendment No. __                                           [ ]

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)
                                   ---------
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (212) 554-1234
                                   ---------
                              Anthony A. Dreyspool
                  Vice President and Associate General Counsel
           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)
                                   ---------
                  Please send copies of all communications to:
                               PETER E. PANARITES
                        Freedman, Levy, Kroll & Simonds
             1050 Connecticut Avenue, N.W., Washington, D.C. 20036
                                   ---------
                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

 ----------------------------------------------------------------------------------------------------------------------------------
 Title of Securities Being    Amount Being Registered         Proposed Maximum         Proposed Maximum      Amount of Registration
         Registered                                       Offering Price per Unit*    Aggregate Offering              Fee
                                                                                            Price*
 ----------------------------------------------------------------------------------------------------------------------------------
     Units of Interest
    Under Group Annuity
          Contract

                                   $70,000,000(1)                   (1)                 $70,000,000(1)             $24,138.10
------------------------------------------------------------------------------------------------------------------------------------

*Estimated soley for purpose of determining the registration fee.
(1) The Contract does not provide for a predetermined amount or number of units

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET
                 SHOWING LOCATION OF INFORMATION IN PROSPECTUS
                 ---------------------------------------------


    FORM N-4 ITEM                                    PROSPECTUS CAPTION
    -------------                                    ------------------

     1.  Cover Page                                  Cover Page

     2.  Definitions                                 Not Applicable

     3.  Synopsis                                    Summary

     4.  Condensed Financial                         Condensed Finacial
         Information                                 Information

     5.  General Description of                      Summmary-Equitable,
         Registrant and Insurance                    The Equity Funds;
         Company                                     The Funds; The Real
                                                     Estate Fund

     6.  Deductions and Expenses                     Deductions and Charges

     7.  General Description of                      Summary
         Variable Annuity Contracts

     8.  Annuity Period                              Distributions & Benefit
                                                     Payment Options, Variable
                                                     Annuity Benenfits
                                                     Prospectus Supplement

     9.  Death Benefit                               Distributions & Benefit
                                                     Payment Options-Death
                                                     Benefits

    10.  Purchases and Contract Value                The Equity Funds-
                                                     Investment of
                                                     Contributions in the
                                                     Equity Funds; The Real
                                                     Estate Fund-Investment of
                                                     Contributions in the Real
                                                     Estate Fund; The Funds-
                                                     Investment of
                                                     Contributions in the Funds

    11.  Redemptions                                 Summary-Distributions &
                                                     Benefit Payment Options;
                                                     distibutions & Benefits
                                                     Payment Options

    12.  Taxes                                       Federal Income Tax
                                                     Considerations

    13.  Legal Proceedings                           Miscellaneous-Legal
                                                     Proceedings

    14.  Table of Contents of the                    Table of Contents of the
         Statement of Additional                     Statement of Additional
         Information                                 Information

                             CROSS REFERENCE SHEET
                        SHOWING LOCATION OF INFORMATION
                     IN STATEMENT OF ADDITIONAL INFORMATION
                     --------------------------------------


                                                     STATEMENT OF ADDITIONAL
    FORM N-4 ITEM                                    INFORMATION CAPTION
    -------------                                    -----------------------

    15.  Cover Page                                  Cover Page

    16.  Table of Contents                           Table of Contents

    17.  General Information                         Not Applicable

    18.  Services                                    The Equity funds-
                                                     Investment Management of
                                                     the Equity Funds; The Real
                                                     Estate Fund-Investment
                                                     Management of the Real
                                                     Estate Fund; The Funds-
                                                     Investment Management of
                                                     the Funds Investment
                                                     Management and Accounting
                                                     Fee

    19.  Purchase of                                 How We Value
      Securities Being                               the Assets of the
          Offered                                    Growth Equity, Aggressive
                                                     Equity and Balanced Funds;
                                                     how We Value the Assets
                                                     of the Funds

    20.  Underwriters                                Underwriter

    21.  Calculation of                              Not Applicable
         Performance Data

    22.  Annuity Payments                            Provisions of the
                                                     ADA Plans-Contributions to
                                                     the ADA Retirement Plan;
                                                     Contributions to Qualified
                                                     Plans; Variable Annuity
                                                     Benefits Prospectus
                                                     Supplement

    23.  Financial Statements                        Financial Statements

                                 ADA MEMBERS
                              RETIREMENT PROGRAM
                                  PROSPECTUS
                                 MAY 1, 1997


                        [ADA RETIREMENT PROGRAM LOGO]

                         AMERICAN DENTAL ASSOCIATION
                          MEMBERS RETIREMENT PROGRAM


                            PROSPECTUS MAY 1, 1997


-----------------------------------------------------------------------------
The American Dental Association Members Retirement Program offers you ten investment options from which to choose. This prospectus describes the seven Separate Accounts under the group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES.

THE PROGRAM


The American Dental Association Members Retirement Program offers ADA members and other eligible persons the choice of several plans to accumulate retirement savings for themselves and their employees.


THE INVESTMENT OPTIONS

The Program allows you to choose from ten Investment Options. The Investment Options are:

Seven Separate Accounts or "Funds":       Three Guaranteed Options:
 o  Growth Equity Fund                     o  3 year Guaranteed Rate Account
 o  Aggressive Equity Fund                 o  5 year Guaranteed Rate Account
 o  ADA Foreign Fund                       o  Money Market Guarantee Account
 o  Equity Index Fund
 o  Real Estate Fund
 o  Lifecycle Fund--Conservative
 o  Lifecycle Fund--Moderate


These investment options are summarized on page 2 of this prospectus. The Aggressive Equity Fund, the ADA Foreign Fund, and the Equity Index Fund each invest in shares of a corresponding mutual fund, the MFS Emerging Growth Fund, the Templeton Foreign Fund and the State Street Global Advisors (SSgA) S&P 500 Index Fund, respectively. We refer to these as the "underlying mutual funds." The Lifecycle Funds--Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust maintained by State Street Bank and Trust Company ("State Street"). We refer to these trusts as the "Lifecycle Fund Group Trusts." The prospectuses for the underlying mutual funds and our separate prospectus for the Equity Index Fund and Lifecycle Funds describe the investment objectives, policies and risks of those Funds and should be read carefully and retained for future reference. Copies of those prospectuses may be obtained by writing or calling as indicated below. THIS PROSPECTUS DESCRIBES, IN DETAIL, ALL INVESTMENT OPTIONS EXCEPT THE EQUITY INDEX FUND AND THE LIFECYCLE FUNDS, WHICH ARE DESCRIBED, IN DETAIL, IN OUR SEPARATE PROSPECTUS FOR THOSE FUNDS.

This prospectus provides important information you should be aware of before investing. Additional information is included in the Statement of Additional Information (the "SAI") dated May 1, 1997 which has been filed with the Securities and Exchange Commission. Parts of the SAI have been incorporated by reference into this prospectus. A table of contents for the SAI appears at page 55 of this prospectus. To obtain a copy of the SAI free of charge, complete the SAI request form on page 55 and mail it to us, or call or write:


          The Equitable Life Assurance Society of the United States
                              PO Box 2486 G.P.O.
                              New York, NY 10116

 Calls for current participants:           Calls for all others:
 1-800-223-5790                            1-800-523-1125

KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.
-----------------------------------------------------------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS


                                                       PAGE
                                                       ----
SUMMARY OF INVESTMENT OPTIONS......................      2
SUMMARY OF THE PROGRAM.............................      3
SUMMARY OF FUND EXPENSES...........................      4
CONDENSED FINANCIAL INFORMATION....................      9
INVESTMENT OPTIONS.................................     12
THE EQUITY FUNDS
 The Growth Equity Fund............................     12
 The Aggressive Equity Fund........................     13
 The ADA Foreign Fund..............................     14
 The Equity Index Fund.............................     15
 Lifecycle Funds--Conservative and  Moderate ......     16
 The Lifecycle Fund Group Trusts...................     16
 Lifecycle Fund Group Trust--Conservative .........     16
 Lifecycle Fund Group Trust--Moderate..............     17
 The Underlying Funds..............................     17
 Risks and Investment Techniques--
  Equity Funds ....................................     17
 How We Calculate the Value of Amounts
  Allocated to the Equity Funds....................     19
THE REAL ESTATE FUND
 Real Estate Fund Objectives and Investment
  Policies.........................................     21
 Special Risks Related to The Real Estate  Fund ...     23
 Conflicts of Interest Related to Prime  Property
 Fund..............................................     23
 How We Calculate The Value of Amounts
  Allocated to The Real Estate Fund................     24
THE GUARANTEED OPTIONS
 Guaranteed Rate Accounts..........................     26
 Money Market Guarantee Account....................     27
EQUITABLE LIFE AND THE INVESTMENT MANAGERS
 Equitable Life ...................................     29
 The Separate Accounts.............................     29
 Investment Management of the Equity  Funds .......     30
 Investment Management of the Real Estate  Fund ...     31
INVESTMENT PERFORMANCE
 Measuring the Investment Performance of  the
 Funds.............................................     32
 Unmanaged Market Indices..........................     32
 How Performance Data Are Presented................     33
 Annual Percentage Change in Fund Unit
  Values...........................................     33
 Average Annual Percentage Change in
  Fund Unit Values--Years Ending  December 31,
 1996..............................................     34
 Cumulative Value Examples.........................     34
 How We Calculate Performance Data.................     37
THE PROGRAM
 Employers Who May Participate in the
  Program..........................................     38
 Choices for the Employer..........................     38
 Summary of the Plans And Trusts...................     38
 Information on Joining the Program................     39
 Choosing the Right Plan...........................     39
 Getting Started In The Program After
  Choosing A Plan..................................     39
 Communicating With Us After you Enroll............     40
 Your Responsibilities As the Employer.............     40
 When Transactions Are Effective...................     41
 Minimum Investments...............................     41
 Making Contributions to the Program...............     41
 Our Account Investment Management  (AIM) System ..     41
 Allocating Contributions Among the
  Investment Options...............................     42
 Transfers Among the Investment Options............     42
 Distributions From the Investment Options ........     42
 Special Rules For Distributions and Transfers
  from the Real Estate Fund........................     43
 When Distributions Are Available to
  Participants.....................................     44
 Participant Loans.................................     44
 Benefit Payment Options...........................     45
 Spousal Consent Rules.............................     45
 Spousal Consent Requirements .....................     45
 Benefits Payable After the Death of a
  Participant......................................     46
DEDUCTIONS AND CHARGES.............................     47
CHARGES BASED ON AMOUNTS
 INVESTED IN THE PROGRAM
 Program Expense Charge............................     47
 Administration and Investment Management
  Fees.............................................     48
 Other Expenses Borne Directly by the  Funds ......     49











                                                       PAGE
                                                       ----
PLAN AND TRANSACTION EXPENSES
 ADA Retirement Plan, Prototype
  Self-Directed Plan and
  Individually-Designed Plan Fees..................     50
 Individual Annuity Charges........................     50
 General Information On Fees And Charges ..........     50
FEDERAL INCOME TAX
 CONSIDERATIONS
  Adopting the Program.............................     51
  Income Taxation of Distributions to Qualified
   Plan Participants ..............................     51
  Other Tax Consequences...........................     52
MISCELLANEOUS......................................     53
  Table of Contents of Statement of Additional
   Information ....................................     55

                        SUMMARY OF INVESTMENT OPTIONS
------------------------------------------------------------------------------
------------------------------------------------------------------------------
EQUITY FUNDS
------------------------------------------------------------------------------

THE GROWTH EQUITY FUND (Separate Account No. 4 (Pooled))
Seeks to achieve long-term growth of capital by investing primarily in common stocks and other equity-type securities of any capitalization but primarily in securities of large and intermediate-sized companies.

THE AGGRESSIVE EQUITY FUND (Separate Account No. 200)
Seeks to achieve long-term capital growth by investing in shares of the Massachusetts Financial Services Company ("MFS") Emerging Growth Fund, which in turn invests primarily in companies that MFS believes are early in their life cycle but which have the potential to become major enterprises (emerging growth companies).

THE ADA FOREIGN FUND (Separate Account No. 191)
Invests in shares of the Templeton Foreign Fund, which in turn seeks long-term capital growth through a flexible policy of investing in common stocks of companies outside the United States.

THE EQUITY INDEX FUND (Separate Account No. 195)

Invests in shares of the State Street Global Advisors (SSgA) S&P 500 Index Fund, which in turn seeks to achieve a total return which parallels that of the Standard and Poor's 500 Composite Stock Price Index by investing in the stocks in the Index.


THE LIFECYCLE FUND--CONSERVATIVE (Separate Account No. 197)
Invests in units of the Lifecycle Fund Group Trust--Conservative, maintained by State Street, which in turn invests in units of five underlying collective funds ("the Underlying Funds") maintained by State Street to provide current income and a low to moderate growth of capital.

THE LIFECYCLE FUND--MODERATE (Separate Account No. 198)
Invests in units of the Lifecycle Fund Group Trust--Moderate, maintained by State Street, which in turn invests in units of five Underlying Funds maintained by State Street to provide growth of capital and a reasonable level of current income.

------------------------------------------------------------------------------
REAL ESTATE FUND
------------------------------------------------------------------------------

THE REAL ESTATE FUND (Separate Account No. 30 (Pooled))
Invests primarily in units of our Prime Property Fund, which in turn seeks to achieve a stable rate of return over an extended period of time by investing primarily in high-grade, income-producing real property.

      There is no assurance that the Funds will achieve their respective objectives.

------------------------------------------------------------------------------
GUARANTEED OPTIONS
------------------------------------------------------------------------------

GUARANTEED RATE ACCOUNTS
Contributions to the Guaranteed Rate Accounts will be invested through group annuity contracts issued by a major insurance company. The Guaranteed Rate Accounts have maturities of approximately three and five years.

MONEY MARKET GUARANTEE ACCOUNT
The Money Market Guarantee Account is credited with interest which will approximate the average rate of money market funds considered "domestic prime," but not less than a minimum rate which we set annually. We guarantee the contributions and interest credited to this Account.
-----------------------------------------------------------------------------

No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by Equitable Life. You should not rely on any other information or representation.

                            SUMMARY OF THE PROGRAM
------------------------------------------------------------------------------

THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM


The American Dental Association Members Retirement Program consists of several types of retirement plans and two retirement plan Trusts, the Master Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contracts described in this prospectus. The purpose of the Program is to provide members of the American Dental Association (the "ADA") and their employees with plans to invest, accumulate, and then distribute funds for retirement. The Program is sponsored by the ADA, and the Trustees under the Master and Pooled Trusts are the members of the Council on Insurance of the ADA (the "Trustees"). The Program had 22,113 participants and $1.1 billion in assets at December 31, 1996.


EQUITABLE LIFE

The Equitable Life Assurance Society of the United States ("Equitable Life") is a diversified financial services organization serving a variety of insurance, investment management and investment banking customers. We are one of the largest life insurance companies in the United States, and have been in business since 1859. In this prospectus, the terms "we," "our," and "us" means Equitable Life.

THE INVESTMENT OPTIONS

Ten Investment Options are available under the Program. Seven of the Investment Options are Separate Accounts, or Funds, consisting of six Equity Funds and the Real Estate Fund. The Funds operate like mutual funds in many ways. However, because of exclusionary provisions, the Funds are not subject to regulation under the Investment Company Act of 1940 ("1940 Act").

The three additional Investment Options are guaranteed options. They include two Guaranteed Rate Accounts and the Money Market Guarantee Account.

YOUR CHOICE OF RETIREMENT PLANS


As an employer, you can use the Program to adopt our profit-sharing plan (including 401(k) and SIMPLE 401(k) features) or defined contribution pension master plan or our self-directed prototype plan. You can also have your own individually-designed plan and use our Pooled Trust as a funding vehicle. See The Program for additional information on your choices.

                           SUMMARY OF FUND EXPENSES
------------------------------------------------------------------------------
------------------------------------------------------------------------------
TRANSACTION EXPENSES
------------------------------------------------------------------------------

Transaction expenses are charges you pay when you buy or sell units of the Funds.

Sales Load                       None
Deferred Sales Charge            None
Surrender Fees                   None
Transfer or Exchange Fee         None

If you annuitize your account, premium taxes and other fees may apply.

------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES
------------------------------------------------------------------------------


Operating expenses for the Funds are paid out of each Fund's assets. The Growth Equity and Real Estate Funds each pay a management fee to us that varies based on their respective assets. No management fees are paid to us by the Aggressive Equity Fund, the ADA Foreign Fund, the Equity Index Fund, or the Lifecycle Funds. The Program expense charge is based partly on the level of assets under the Program and partly on the number of plans. The Administration Fee is based on Fund assets. Each Fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these annual fund operating expenses are reflected in each Fund's unit value. See How We Determine the Unit Value.

These tables illustrate the effect of the charges which are generally applicable to the Funds. They do not include other charges which are specific to the various plans such as enrollment fees or record maintenance and report fees. See Deductions and Charges. Premium taxes may also be applicable. The expenses shown are based on average Program assets in each of the Funds during the year ended December 31, 1996, restated to reflect current applicable fees.


------------------------------------------------------------------------------
GROWTH EQUITY AND REAL ESTATE FUNDS
------------------------------------------------------------------------------


                  INVESTMENT    PROGRAM
                  MANAGEMENT    EXPENSE   ADMINISTRATION
                     FEE        CHARGE         FEE         OTHER    TOTAL
--------------  ------------  ---------  --------------  -------  -------
Growth Equity        0.22%       0.64%         0.15%       0.08%    1.09%
Real Estate          1.10        0.64          0.25        0.07     2.06%


------------------------------------------------------------------------------
AGGRESSIVE EQUITY, ADA FOREIGN AND EQUITY INDEX FUNDS
------------------------------------------------------------------------------

The Aggressive Equity Fund, the ADA Foreign Fund and the Equity Index Fund each invest in shares of an underlying mutual fund. The following table combines the charges and fees which are deducted from each Fund and the underlying mutual fund. No transaction charges are incurred by the Funds when shares of the underlying mutual fund are purchased or redeemed, but annual mutual fund operating expenses are incurred. For a description of charges and expenses incurred by the underlying mutual funds see their prospectuses.

                     INVESTMENT    PROGRAM
                     MANAGEMENT    EXPENSE   ADMINISTRATION    OTHER
                        FEE        CHARGE         FEE         EXPENSES    12B-1 FEE     TOTAL
-----------------------------------------------------------------------------------------------
Aggressive Equity
 Fund                   None        0.64%         0.15%(2)      0.26%(7)    None         1.05%(2)
MFS Emerging
 Growth Fund(1)         0.73%       None          None          0.24%       0.25%        1.22%
 TOTAL                  0.73%       0.64%         0.15%(2)      0.50%(7)    0.25%        2.27%(2)
-----------------------------------------------------------------------------------------------
 ADA Foreign Fund       None        0.64%         0.15%(4)      0.15%(7)    None         0.94%(4)
Templeton Foreign
 Fund(3)                0.61%       None          None          0.26%       0.25%        1.12%
 TOTAL                  0.61%       0.64%         0.15%(4)      0.41%(7)    0.25%        2.06%(4)
-----------------------------------------------------------------------------------------------
 Equity Index Fund      None        0.64%         0.15%         0.38%(7)    None         1.17%
SSgA S&P 500
 Fund(5)                0.00%(6)    None          None          0.13%       0.05%        0.18%(6)
 TOTAL                  0.00%(6)    0.64%         0.15%         0.51%(7)    0.05%        1.35%(6)
-----------------------------------------------------------------------------------------------



(1)    Source: MFS Emerging Growth Fund prospectus dated April 1, 1997.

(2) An annual amount of up to 0.25% will be paid to Equitable Life. Equitable Life has waived the 0.15% Administration fee applicable to the Aggressive Equity Fund and will use the payment from MFS Fund Distributors, Inc. to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

(3)    Source: Templeton Foreign Fund prospectus dated January 1, 1997.

(4) An amount equal to the 12b-1 fee charged by Templeton will be paid by Templeton to Equitable Life for services performed by Equitable Life for Templeton. Equitable Life has waived the 0.15% Administration Fee applicable to the ADA Foreign Fund and will use the payment from Templeton to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

(5)    Source: SSgA S&P 500 Index Fund Prospectus dated December 29, 1996.

(6) State Street has voluntarily agreed to waive up to the full amount of its management fee of .10% of average daily net assets to the extent that total expenses exceed .15% of average daily net assets on an annual basis. The total operating expenses of the SSgA S&P 500 Index Fund absent the waiver would be .28% of average daily net assets on an annual basis. The gross annual management expense before the fee waiver would be .10% of average daily net assets. This agreement will remain in effect for the current fiscal year. (See Note 5.) If the waiver agreement is terminated, the full amount of State Street's management fee may be assessed and the total Fund expenses may increase.

(7) Includes expenses incurred in connection with the organization of these Funds. For the Aggressive Equity Fund, organizational expenses were $110,846 and were charged to the Fund in 1996. Organizational expenses for the ADA Foreign Fund and the Equity Index Fund were initially paid by us and we are being reimbursed from the Funds over a five year period. For the ADA Foreign Fund, the organizational expenses were $46,110 and were fully reimbursed as of April 1, 1996. For the Equity Index Fund, organizational expenses were $33,917 and are being amortized over the period which ends December 31, 1998.

------------------------------------------------------------------------------
LIFECYCLE FUNDS
------------------------------------------------------------------------------

   No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Group Trust. State Street does not receive a fee for managing the assets of the Underlying Funds in which a Lifecycle Fund Group Trust invests. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may be invested on a temporary basis, and for managing the mutual funds in which assets of the Underlying Funds may be invested. State Street has agreed to reduce its management fee charged each of the Lifecycle Fund Group Trusts to offset any management fees State Street receives attributable to the Group Trusts' investment in such other collective investment funds and mutual funds.

   Other expenses are deducted from the assets of each Lifecycle Fund Group Trust and Underlying Fund to pay for costs related to services, such as legal and auditing, provided directly to each Lifecycle Fund Group Trust. State Street also receives an administration fee deducted from the assets of each Lifecycle Fund Group Trust to compensate it for providing various recordkeeping and accounting services to the Group Trust. In addition, other expenses are deducted from the assets of the Underlying Funds for custodial services provided to those Funds.

The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying Funds are illustrated in the table below. This table does not reflect other charges which are specific to the various plans participating in the Program, such as enrollment, record maintenance and reporting fees. See Plan and Transaction Expenses.


                              INVESTMENT    PROGRAM
                              MANAGEMENT    EXPENSE   ADMINISTRATION     OTHER
                                 FEE        CHARGE         FEE          EXPENSES      TOTAL
--------------------------  ------------  ---------  --------------  ------------  ---------
Lifecycle Fund -
 Conservative                    None        0.64%      0.15%           1.33%(1)      2.12%
Lifecycle Fund
 Group Trust -
 Conservative                   0.17%        None       0.26(2)         0.38%(1&3)    0.81%
Underlying Funds:
S&P 500 Flagship Fund            None        None       None              --%(4&5)      --%(5)
Russell 2000 Fund                None        None       None            0.06%(4)      0.06%
Daily EAFE Fund                  None        None       None            0.19%(4)      0.19%
Daily Government/Corporate
 Bond Fund                       None        None       None            0.01%(4)      0.01%
Short Term Investment Fund       None        None       None              --%(4&5)      --%(5)
 TOTAL                          0.17%        0.64%      0.41%           1.71%(6)      2.93%(6)
--------------------------  ------------  ---------     ------------ ------------  ---------



                              INVESTMENT    PROGRAM
                              MANAGEMENT    EXPENSE   ADMINISTRATION     OTHER
                                 FEE        CHARGE         FEE          EXPENSES      TOTAL
--------------------------  ------------  ---------  --------------  ------------  ---------
Lifecycle Fund -
 Moderate                        None        0.64%      0.15%           0.28%(1)      1.07%
Lifecycle Fund
 Group Trust -
 Moderate                       0.17%        None       0.01%(2)        0.02%(1&3)    0.20%
Underlying Funds:
S&P 500 Flagship Fund            None        None       None              --%(4&5)      --%(5)
Russell 2000 Fund                None        None       None            0.06%(4)      0.06%
Daily EAFE Fund                  None        None       None            0.19%(4)      0.19%
Daily Government/Corporate
 Bond Fund                       None        None       None            0.01%(4)      0.01%
Short Term Investment Fund       None        None       None              --%(4&5)      --%(5)
 TOTAL                          0.17%        0.64%      0.16%           0.30%(6)      1.27%(6)
--------------------------  ------------  ---------     ------------ ------------  ---------



(1) These include a charge at the annual rate of .03% of the value of the respective assets in the Lifecycle Funds--Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying Funds maintained by State Street among the Investment Options described in this prospectus and the SAI. Other expenses also include costs incurred by Equitable Life and State Street in connection with the organization of the Lifecycle Funds. Organizational expenses were initially paid by Equitable Life and State Street and are being reimbursed from the Lifecycle Funds over a five year period. Organizational expenses were $150,087 and will be amortized, pro rata based on the assets of each Fund, over the period ending June 30, 2000. On December 8, 1995, the Program's balance in the Balanced Fund (approximately $70 million) was transferred to the Lifecycle Fund--Moderate. The much larger balance in that Fund results in a much lower ratio of other expenses to total assets compared to the corresponding ratio for the Lifecycle Fund--Conservative.

(2) Based on the Lifecycle Fund Group Trusts--Conservative and Moderate current fixed fee of $11,100 per year, per fund, and average net assets for 1996.

(3) Based on the Lifecycle Fund Group Trusts--Conservative and Moderate average net assets for 1996.

(4) Other expenses of the Underlying Funds are based on expenses incurred by each Fund during 1996.

(5)    Less than 0.01%.

(6) These Totals are based upon a weighted average of the Other Expenses for each Underlying Fund. In calculating the weighted average, expenses for each Underlying Fund were multiplied by their respective target percentages within their respective Group Trust. See Investment Options--The Equity Funds--Lifecycle Funds--Conservative and Moderate for a description of the targeted percentage weightings of the Lifecycle Fund Group Trusts--Conservative and Moderate.

------------------------------------------------------------------------------
EXAMPLES
------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment over the time period indicated for each Fund listed below, assuming a 5% annual rate of return. The Examples include all annual fund operating expenses listed in the tables above plus an estimate of average plan and transaction charges over the time periods indicated for a $1,000 initial investment, assuming the account is not annuitized. The estimate is computed by aggregating all record maintenance and report fees and enrollment fees, divided by the average assets for the same period. See ADA Members Retirement Plan, Prototype Self-Directed Plan and Individually-designed Plan Fees of this prospectus. Although the Program has no minimum contribution, the minimum amount that can be converted to an annuity is $3,500. There are no surrender charges, so the amounts would be the same, whether you withdraw all or a portion of your Account Balance.


                           1 YEAR     3 YEARS     5 YEARS     10 YEARS
----------------------  ----------  ----------  ----------  -----------
Growth Equity              $11.42      $35.58     $ 61.63      $135.99
Aggressive Equity           23.34       71.88      122.97       262.83
Real Estate                 21.23       65.51      112.32       241.43
ADA Foreign                 21.23       65.51      112.32       241.43
Equity Index (1)            14.06(1)    43.69(1)    75.47(1)    165.34(1)
Lifecycle--Conservative     29.96       91.63      155.71       327.04
----------------------  ----------  ----------  ----------  -----------
Lifecycle--Moderate         13.25       41.21       71.25       156.44
----------------------  ----------  ----------  ----------  -----------



(1) The returns shown reflect the waiver of the .10% investment management fee by State Street.


The purpose of these tables and examples is to assist you in understanding the various costs and expenses that will be incurred, either directly or indirectly, when amounts are invested in the Funds. FUTURE EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN ADDITION, THE 5% RATE OF RETURN IN THE EXAMPLE IS NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

                       CONDENSED FINANCIAL INFORMATION
-----------------------------------------------------------------------------


These selected per unit data and ratios for the years ended December 31, 1996, 1995, 1994 and 1993 have been audited by Price Waterhouse LLP, independent accountants, as stated in their reports included in the SAI. For years prior to 1993, the condensed financial information was audited by other independent accountants. The Financial Statements of each of the Funds as well as the Consolidated Financial Statements of Equitable Life are contained in the SAI. The report for the Real Estate Fund (Separate Account No. 30 (Pooled)) includes an explanatory paragraph relating to the appraised valuation of real estate investments. Information is provided for the period that each Fund has been available under the Program, but not longer than ten years.


------------------------------------------------------------------------------
GROWTH EQUITY FUND: SEPARATE ACCOUNT NO. 4 (POOLED)
------------------------------------------------------------------------------


              ------------------------------
                    INCOME AND EXPENSES
              ------------------------------
                                       NET
 YEAR ENDED               EXPENSES    INCOME
   DEC. 31,     INCOME    (NOTE A)    (LOSS)
 ----------   --------  ----------  --------
1996            $1.56      (2.87)     (1.31)
              --------  ----------  --------
1995            $2.10      (2.28)      (.18)
              --------  ----------  --------
1994            $2.03      (2.03)       .00
              --------  ----------  --------
1993*           $1.97      (1.92)       .05
              --------  ----------  --------
1992            $1.69      (1.75)      (.06)
              --------  ----------  --------
1991            $1.50      (1.52)      (.02)
              --------  ----------  --------
1990            $2.13      (1.16)       .97
              --------  ----------  --------
1989            $1.88      (1.09)       .79
              --------  ----------  --------
1988            $1.41       (.84)       .57
              --------  ----------  --------
1987            $1.35       (.89)       .46
              --------  ----------  --------


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                 CAPITAL CHANGES                                      OPERATING STATISTICS
              ---------------------------------------------------  ---------------------------------------------------------
                    NET
                 REALIZED
                    AND                                                                              NUMBER OF
                UNREALIZED       NET       NET ASSET    NET ASSET     RATIO OF      RATIO OF NET       UNITS
                   GAINS       INCREASE    VALUE AT     VALUE AT      OPERATING        INCOME       OUTSTANDING
                (LOSSES) ON   (DECREASE)   BEGINNING     END OF      EXPENSES TO     (LOSS) TO       AT END OF     PORTFOLIO
 YEAR ENDED     INVESTMENTS    IN UNIT     OF PERIOD     PERIOD      AVERAGE NET    AVERAGE NET       PERIOD       TURNOVER
   DEC. 31,      (NOTE B)       VALUE      (NOTE C)     (NOTE D)       ASSETS          ASSETS       (IN 000'S)       RATE
 ----------   -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1996               42.22         40.91      240.03       $280.94        1.10%           (.50)%         1,435          105%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1995               57.14         56.96      183.07       $240.03        1.07%           (.08)%         1,456          108%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1994               (4.23)        (4.23)     187.30       $183.07        1.11%            .00%          1,441           91%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1993*              29.46         29.51      157.79       $187.30        1.14%            .03%          1,431           82%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1992                 .92           .86      156.93       $157.79        1.17%           (.04)%         1,418           68%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1991               53.07         53.05      103.88       $156.93        1.16%           (.02)%         1,350           66%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1990              (14.99)       (14.02)     117.90       $103.88        1.10%            .92 %         1,295           93%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1989               35.17         35.96       81.94       $117.90        1.07%            .78 %         1,399          113%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1988               10.89         11.46       70.48       $ 81.94        1.09%            .75 %         1,587          101%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------
1987                2.92          3.38       67.10       $ 70.48        1.11%            .58 %         1,742          121%
              -------------  ----------  -----------  -----------  -------------  --------------  -------------  -----------








NOTES:

* Prior to July 22, 1993, Equitable Capital Management Corporation (Equitable Capital) served as the investment adviser to the Funds. On July 22, 1993, Alliance Capital Management L.P. acquired the business and substantially all of the assets of Equitable Capital and became the investment adviser to the Funds.

A. Enrollment, annual administration and actuarial and quarterly record maintenance and report fees are not included above and did not affect any Unit Values. Defined benefit plan annual administration and actuarial and quarterly record maintenance and report fees reduced the number of Fund Units credited to participants; enrollment fees were generally deducted from contributions to the Program.

B. See Note 2 to Financial Statements of Separate Account No. 4 (Pooled), which may be found in the SAI.

C. The Program became available beginning on January 1, 1968. The value for a Growth Equity Fund Unit was established at $10.00 on that date.

D. Income, expenses, gains and losses shown above pertain only to participants' accumulations attributable to the Program. Other plans also participate in the Growth Equity Fund and may have operating results and other supplementary data different from those shown above.

FUND UNIT VALUES


   Unit values for the Aggressive Equity Fund (reflecting only the value of units of Separate Account No. 200), the ADA Foreign Fund, the Equity Index Fund and the Lifecycle Funds are shown below.



                                                                    LIFECYCLE        LIFECYCLE
                     AGGRESSIVE         ADA           EQUITY         FUND--           FUND--
UNIT VALUE AS OF:    EQUITY FUND    FOREIGN FUND    INDEX FUND    CONSERVATIVE       MODERATE
-----------------  -------------  --------------  ------------  ---------------  ---------------
December 31, 1996      $48.48          $16.71         $15.91         $11.04           $12.18
-----------------  -------------  --------------  ------------  ---------------  ---------------
December 31, 1995      $42.62          $14.31         $13.12         $10.59           $11.01
-----------------  -------------  --------------  ------------  ---------------  ---------------
December 31, 1994          --          $13.01         $ 9.71             --               --
-----------------  -------------  --------------  ------------  ---------------  ---------------
December 31, 1993          --          $13.08             --             --               --
-----------------  -------------  --------------  ------------  ---------------  ---------------
December 31, 1992          --          $ 9.81             --             --               --
-----------------  -------------  --------------  ------------  ---------------  ---------------

------------------------------------------------------------------------------
REAL ESTATE FUND: Separate Account No. 30 (Pooled)
------------------------------------------------------------------------------


              ----------------------------------
                      INCOME AND EXPENSES
              ----------------------------------
                                         NET
                                      INVESTMENT
 YEAR ENDED               EXPENSES      INCOME
   DEC. 31,     INCOME    (NOTE A)      (LOSS)
------------  --------  ----------  ------------
1996            $0.09       (.25)        (.16)
              --------  ----------  ------------
1995            $0.06       (.25)        (.19)
              --------  ----------  ------------
1994            $0.04       (.24)        (.20)
              --------  ----------  ------------
1993            $0.01       (.24)        (.23)
              --------  ----------  ------------
1992            $0.01       (.25)        (.24)
              --------  ----------  ------------
1991            $0.01       (.26)        (.25)
              --------  ----------  ------------
1990            $0.02       (.27)        (.25)
              --------  ----------  ------------
1989            $0.02       (.25)        (.23)
              --------  ----------  ------------
1988            $0.02       (.24)        (.22)
              --------  ----------  ------------
1987            $0.04       (.22)        (.18)
              --------  ----------  ------------

              --------  ----------  ------------


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                CAPITAL CHANGES                                      OPERATING STATISTICS
              --------------------------------------------------  ---------------------------------------------------------
                    NET
                 REALIZED
                    AND                                                            RATIO OF NET     NUMBER OF
                UNREALIZED       NET         UNIT         UNIT       RATIO OF       INVESTMENT        UNITS
                   GAINS       INCREASE    VALUE AT     VALUE AT     OPERATING      INCOME OR      OUTSTANDING    PORTFOLIO
                (LOSSES) ON   (DECREASE)   BEGINNING     END OF     EXPENSES TO     (LOSS) TO       AT END OF     TURNOVER
 YEAR ENDED     INVESTMENTS    IN UNIT     OF PERIOD     PERIOD     AVERAGE NET    AVERAGE NET       PERIOD         RATE
   DEC. 31,      (NOTE B)       VALUE      (NOTE C)     (NOTE F)      ASSETS          ASSETS       (IN 000'S)     (NOTE E)
------------  -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1996                .95           .79       $10.68       $11.47        2.30%          (1.48%)          349           N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1995               (.02)         (.21)      $10.89       $10.68        2.26%          (1.67%)          371           N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1994                .65           .45       $10.44       $10.89        2.26%          (1.87%)          311           N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1993                .22          (.01)      $10.45       $10.44        2.26%          (2.20%)          408           N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1992               (.38)         (.62)      $11.07       $10.45        2.30%          (2.25%)          511           N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1991               (.84)        (1.09)      $12.16       $11.07        2.21%          (2.10%)          515           N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1990                .05         (0.20)      $12.36       $12.16        2.14%          (1.96%)          530           N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1989               1.08          0.85       $11.51       $12.36        2.11%          (1.93%)          584           N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1988                .89          0.67       $10.84       $11.51        2.12%          (1.98%)          787           N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
1987                .85          0.67       $10.17       $10.84        2.13%          (1.71%)          732           N/A
              -------------  ----------  -----------  ----------  -------------  --------------  -------------  -----------
                                                                     (Note D)        (Note D)
              -------------  ----------  -----------  ----------  -------------  --------------  -------------

------------
NOTES:

A. Enrollment and quarterly record maintenance and report fees are not included above and did not affect Real Estate Fund Unit Values. Quarterly record maintenance and report fees reduced the number of Real Estate Fund Units credited to participants; enrollment fees were generally deducted from contributions to the Program.

B. The change in the value of Separate Account No. 8 units owned by the Account and any realized gains (losses) from the redemption of such units are included in net realized and unrealized gain on investments--see Note 2 to Financial Statements of Separate Account No. 30 (Pooled), which may be found in the SAI.

C. The value for a Real Estate Fund Unit was established at $10.00 on August 29, 1986, the date on which the Fund commenced operations.

D.     Annualized basis.

E. The Real Estate Fund invests solely in units of Equitable's Separate Account Nos. 2A and 8 (Pooled); thus, there is no applicable portfolio turnover rate for the Real Estate Fund.

F. The Real Estate Fund Unit Values shown above are based on the year-end values for Separate Account Nos. 2A and 8. However, the Unit Values used under the Program for determining Account Balances, processing transactions and calculating performance (including Account Balances, transactions and performance effected or reported on December 31) are based on the last Real Estate Fund Unit Value determined in each relevant period and, therefore, such Unit Values reflect the values of Separate Account Nos. 2A and 8 as of dates prior to the last day of such periods.

       Income, expenses, gains and losses shown above pertain only to participants' accumulations attributable to the Program. Other plans also participate in Separate Account No. 30 (Pooled) and may have operating results and other supplementary data different from those shown above.

                              INVESTMENT OPTIONS
------------------------------------------------------------------------------

Ten INVESTMENT OPTIONS are available under the Program. Seven of the Investment Options are Funds, the Real Estate Fund and six which we call the Equity Funds. The six Equity Funds are: the Growth Equity Fund, the Aggressive Equity Fund, the ADA Foreign Fund, the Equity Index Fund, the Lifecycle Fund--Conservative and the Lifecycle Fund--Moderate. The three additional Investment Options are guaranteed options: three and five year Guaranteed Rate Accounts and the Money Market Guarantee Account. See our separate prospectus for a detailed description of the Equity Index Fund and the Lifecycle Funds.

                               THE EQUITY FUNDS
------------------------------------------------------------------------------

Each of the Equity Funds has a different investment objective that it seeks to achieve by following specific investment policies. We have the right to change the investment objectives of the Growth Equity Fund, subject to the approval of the New York State Insurance Department, although we do not anticipate making such a change. The investment objectives of the Aggressive Equity, ADA Foreign, Equity Index and the Lifecycle Funds, including the choice of the corresponding underlying funds, can only be changed by the Trustees. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF ANY OF THE FUNDS WILL BE MET. See Risks and Investment Techniques--Equity Funds.

------------------------------------------------------------------------------
THE GROWTH EQUITY FUND
------------------------------------------------------------------------------

OBJECTIVE. The Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of carefully selected companies we believe will share in the growth of our nation's economy--and those of other leading industrialized countries--over a long period. The Growth Equity Fund invests in securities of companies of any capitalization but is generally invested primarily in securities of intermediate to large sized companies.

INVESTMENT POLICIES. The Growth Equity Fund invests primarily in common stocks. Smaller amounts may be invested in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Growth Equity Fund may use its assets to make non-equity investments. These could include non-participating and non-convertible preferred stocks, bonds and debentures. Some non-equity investments may carry certain equity features such as conversion or exchange rights or warrants for the acquisition of stocks of the same or different issuers or participation based on revenues, sales or profits. If, in light of economic conditions and the general level of stock prices, it appears that the Fund's investment objectives will not be met by buying equities, non-equity investment may be substantial. The Fund may invest up to 10% of its total assets in restricted securities.

The Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments, either directly or through our Separate Account No. 2A. While equity investments will be made primarily in securities of United States companies or foreign companies doing substantial business here, up to 15% of the value of the Fund's assets may be invested in the securities of established foreign companies without substantial business in the United States. See Risks and Investment Techniques--Equity Funds for more information on restricted securities, Separate Account No. 2A, securities of medium and smaller sized companies, foreign securities, investment concentration, money market investments and convertible securities.

------------------------------------------------------------------------------
THE AGGRESSIVE EQUITY FUND
------------------------------------------------------------------------------


OBJECTIVE. The Aggressive Equity Fund seeks to achieve long-term growth of capital by investing in a mutual fund designated by the Trustees, the MFS Emerging Growth Fund, which will, in turn, invest primarily in companies that are early in their life cycle but which have the potential to become major enterprises (emerging growth companies). There is no assurance that this objective will be met.


INVESTMENT POLICIES. The Aggressive Equity Fund invests 100 percent of its assets in Class A shares of the MFS Emerging Growth Fund. Prior to December 1, 1995, the Aggressive Equity Fund invested in our Separate Account No. 3 (Pooled).

THE MFS EMERGING GROWTH FUND. The MFS Emerging Growth Fund's investment objective is to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Fund's investment objective of long-term growth of capital.

The Fund's policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of companies that are early in their life cycle but which MFS believes have the potential to become major enterprises (emerging growth companies). MFS believes that such companies generally would be expected to show earnings growth over time that is well above the growth rate of the overall economy and the rate of inflation, and would have the products, technologies, management, market and other opportunities which are usually necessary to become more widely recognized as growth companies. Emerging growth companies can be of any size, and the Fund may invest in larger or more established companies whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment.

The nature of investing in emerging growth companies involves greater risk than is customarily associated with investments in more established companies. Emerging growth companies often have limited product lines, markets or financial resources, and they may be dependent on one-person management. In addition, there may be less research available on many promising small and medium sized emerging growth companies, making it more difficult to find and analyze these companies. The securities of emerging growth companies may have limited marketability and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general. Shares of the Fund, therefore, are subject to greater fluctuation in value than shares of a conservative equity fund or of a growth fund which invests entirely in proven growth stocks.

For further information about the MFS Emerging Growth Fund, including risk factors, see the MFS Emerging Growth Fund's prospectus and Statement of Additional Information. Participants and employers should carefully read the prospectus of the MFS Emerging Growth Fund before they allocate contributions or transfer amounts to the Aggressive Equity Fund.


The MFS Series Trust II ("Trust") was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. As a series mutual fund, the Trust issues shares in different investment portfolios, one of which is the MFS Emerging Growth Fund, a diversified series of the Trust. The investment adviser of the MFS Emerging Growth Fund is Massachusetts Financial Services Company.


VOTING RIGHTS. The MFS Emerging Growth Fund does not hold annual meetings of shareholders. If a meeting of shareholders is held, they may vote on such matters as election of trustees and any other matters requiring a vote by shareholders under the 1940 Act. Equitable Life will vote the shares of the MFS Emerging Growth Fund allocated to the Aggressive Equity Fund in accordance with instructions received from employers, participants or trustees, as appropriate, in the Aggressive Equity Fund. Each employer, participant or trustee, as appropriate, will be allowed to instruct Equitable Life on how to vote shares of the MFS Emerging Growth Fund in proportion to their interest in the Aggressive Equity Fund as of the record date for the shareholders meeting. Equitable Life will abstain from voting shares as to which no instructions are received. Employers, participants or trustees will receive periodic reports relating to the MFS Emerging Growth Fund and proxy materials together with a voting instruction form, in connection with shareholders meetings. The costs of soliciting voting instructions from participants will be borne by us, but we will be reimbursed for such costs from the payments made to us by MFS Fund Distributors, Inc.


------------------------------------------------------------------------------
THE ADA FOREIGN FUND
------------------------------------------------------------------------------

OBJECTIVE. The ADA Foreign Fund invests 100 percent of its assets in shares of the Templeton Foreign Fund which, in turn, seeks long-term capital growth through a flexible policy of investing primarily in common stocks of companies outside the United States. There is no assurance that this objective will be met.


INVESTMENT POLICIES. The ADA Foreign Fund invests 100 percent of its assets in shares of the Templeton Foreign Fund. Prior to May 1, 1996, the ADA Foreign Fund invested approximately 95 percent of its assets in shares of the Templeton Foreign Fund and the balance in our Separate Account No. 2A.

TEMPLETON FOREIGN FUND. The Templeton Foreign Fund seeks long-term capital growth through a flexible policy of investing primarily in stocks of companies outside the United States. The Templeton Foreign Fund may also invest in preferred stock and certain debt securities, rated or unrated, such as convertible bonds and bonds selling at a discount. The Templeton Foreign Fund may for temporary defensive purposes invest without limit in U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements with banks or broker-dealers.

The Templeton Foreign Fund is a portfolio of Templeton Funds, Inc., a series fund which was incorporated under Maryland law in 1977 and is registered under the 1940 Act as an open-end diversified management investment company. As a series mutual fund, Templeton Funds, Inc. issues shares in two investment portfolios, although the Templeton Foreign Fund is the only Templeton fund available under the ADA program. The Templeton Foreign Fund had total net assets of $11.8 billion as of December 31, 1996. The investment manager of the Templeton Foreign Fund is Templeton Global Advisors Limited, Nassau, Bahamas, a wholly-owned affiliate of Franklin Resources, Inc.


For additional information about the Templeton Foreign Fund, including risk factors, see the Templeton Foreign Fund's prospectus and Statement of Additional Information. Free copies of those documents may be obtained by calling an Equitable Life Account Executive. Participants and employers should carefully read the prospectus of the Templeton Foreign Fund before they allocate contributions or transfer amounts to the ADA Foreign Fund.

VOTING RIGHTS. Templeton Funds, Inc. is not required under state law to hold annual meetings of shareholders and may elect not to do so. If a meeting of shareholders is held, they may vote on such matters as election of directors and any other matters requiring a vote by shareholders under the 1940 Act. Equitable Life will vote the shares of the Templeton Foreign Fund allocated to the ADA Foreign Fund in accordance with instructions received from employers, participants or trustees, as the case may be, in the ADA Foreign Fund. Each participant for whom we maintain records and, in other cases, the employer or trustee, will be allowed to instruct Equitable Life on how to vote shares of the Templeton Foreign Fund in proportion to his or her interest in the ADA Foreign Fund as of the record date for the shareholder meeting. Equitable Life will abstain from voting shares as to which no instructions are received. Participants, employers or trustees, as the case may be, in the ADA Foreign Fund will receive periodic reports relating to the Templeton Foreign Fund and proxy material, together with a voting instruction form, in connection with shareholder meetings. By agreement, the responsibility for soliciting such voting instructions and the costs of solicitation will be borne by Templeton Funds, Inc.

------------------------------------------------------------------------------
THE EQUITY INDEX FUND
------------------------------------------------------------------------------


OBJECTIVE. The Equity Index Fund seeks to achieve a total return which parallels that of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") by investing in a mutual fund designated by the Trustees, the SSgA S&P 500 Index Fund (formerly known as "The Seven Seas S&P 500 Index Fund"). There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Equity Index Fund will invest 100 percent of its assets in shares of the SSgA S&P 500 Index Fund.

THE SSGA S&P 500 FUND. The SSgA S&P 500 Index Fund's investment objective is to emulate the total return of the S&P 500 Index. The SSgA S&P 500 Index Fund seeks to achieve its objective by investing in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. To the extent that all 500 stocks cannot be purchased, the SSgA S&P 500 Index Fund will purchase a representative sample of the stocks listed in the S&P 500 Index in proportion to their weightings.

The SSgA Fund was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end diversified management investment company. As a series mutual fund, the SSgA Fund issues shares in different investment portfolios, one of which is the SSgA S&P 500 Index Fund. The investment adviser of the SSgA S&P 500 Index Fund is State Street.

"S&P 500" IS A TRADEMARK OF STANDARD & POOR'S CORPORATION THAT HAS BEEN LICENSED FOR USE BY THE SSGA S&P 500 INDEX FUND. THE SSGA S&P 500 INDEX FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S CORPORATION, AND STANDARD & POOR'S CORPORATION MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE SSGA S&P 500 INDEX FUND.

The S&P 500 Index is composed of 500 common stocks which are chosen by Standard & Poor's Corporation to best capture the price performance of a large cross-section of the United States publicly traded stock market. The S&P 500 Index is structured to approximate the general distribution of industries in the United States economy. The inclusion of a stock in the S&P 500 Index in no way implies that Standard & Poor's Corporation believes the stock to be an attractive investment, nor is Standard & Poor's a sponsor or in any way affiliated with the SSgA S&P 500 Index Fund or the Equity Index Fund. The 500 securities, most of which trade on the New York Stock Exchange, represent approximately 75 percent of the market value of all common stocks. Each stock in the S&P 500 Index is weighted by its market capitalization. That is, each security is weighted by its total market value relative to the total market values of all the securities in the S&P 500 Index. Component stocks included in the S&P 500 Index are chosen with the aim of achieving a distribution at the index level representative of the various components of the United States gross national product and therefore do not represent the 500 largest companies. Aggregate market value and trading activity are also considered in the selection process. A limited percentage of the S&P 500 Index may include Canadian securities. No other foreign securities are eligible for inclusion.

For further information about the SSgA S&P 500 Index Fund, including risk factors, see the SSgA S&P 500 Index Fund's prospectus and the related Statement of Additional Information. Free additional copies of the SSgA S&P 500 Index Fund's prospectus and copies of the related Statement of Additional Information may be obtained by calling an Equitable Life Account Executive. Participants and employers should carefully read the prospectus of the SSgA S&P 500 Index Fund before they allocate contributions or transfer amounts to the Equity Index Fund.

VOTING RIGHTS: The SSgA S&P 500 Index Fund does not hold annual meetings of shareholders. If a meeting of shareholders is held, they may vote on such matters as election of trustees and any other matters requiring a vote by shareholders under the 1940 Act. Equitable Life will vote the shares of the SSgA S&P 500 Index Fund allocated to the Equity Index Fund in accordance with instructions received from employers, participants or trustees, as appropriate, in the Equity Index Fund. Each employer, participant or trustee, as appropriate, will be allowed to instruct Equitable Life on how to vote shares of the SSgA S&P 500 Index Fund in proportion to their interest in the Equity Index Fund as of the record date for the shareholder meeting. Equitable Life will abstain from voting shares for which no instructions are received. Employers, participants or trustees will receive periodic reports about the SSgA S&P 500 Index Fund and proxy materials together with a voting instruction form, in connection with shareholder meetings. The costs of soliciting voting instructions from participants will be borne by the SSgA S&P 500 Index Fund.


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LIFECYCLE FUNDS--CONSERVATIVE AND MODERATE
------------------------------------------------------------------------------

Each Lifecycle Fund is a separate account of Equitable Life. Contributions may be made to the Lifecycle Fund--Conservative and/or the Lifecycle Fund--Moderate. Each of the Lifecycle Funds invests in a Lifecycle Fund Group Trust. Each such Group Trust has identical investment objectives and policies to the Lifecycle Fund to which it relates. In turn each of the Lifecycle Fund Group Trusts invests in a mix of Underlying Funds.

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THE LIFECYCLE FUND GROUP TRUSTS
------------------------------------------------------------------------------

The Lifecycle Funds Group Trusts are collective investment funds maintained by State Street. Each Lifecycle Fund Group Trust is organized as a common law trust under Massachusetts law, and, because of exclusionary provisions, is not subject to regulation under the 1940 Act.

There are two Lifecycle Fund Group Trusts: the Lifecycle Fund Group Trust-Conservative and the Lifecycle Fund Group Trust-Moderate. State Street serves as the trustee and investment manager to each of these Group Trusts. Each of the Lifecycle Fund Group Trusts attempts to achieve its investment objective by investing in a mix of underlying collective investment funds (the Underlying Funds) maintained by State Street and offered exclusively to tax exempt retirement plans.

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LIFECYCLE FUND GROUP TRUST--CONSERVATIVE
------------------------------------------------------------------------------

OBJECTIVE. The Lifecycle Fund Group Trust--Conservative seeks to provide current income and a low to moderate growth of capital. There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Lifecycle Group Trust--Conservative seeks to achieve its objective by investing 100% of its assets in units of a mix of Underlying Funds in accordance with certain target percentage weightings. The table below shows the mix of Underlying Funds targeted by the Lifecycle Fund Group Trust--Conservative.

S&P 500 Flagship Fund....................    15%
Russell 2000 Fund........................     5%
Daily EAFE Fund..........................    10%
Daily Government/Corporate Bond Fund ....    50%
Short Term Investment Fund...............    20%

The target percentages shown above are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of the Lifecycle Fund Group Trust--Conservative, from time to time makes adjustments in the mix of Underlying Funds, as needed to maintain, to the extent practicable, the target percentages in each of the Underlying Funds.

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LIFECYCLE FUND GROUP TRUST--MODERATE
------------------------------------------------------------------------------

OBJECTIVE. The Lifecycle Fund Group Trust--Moderate seeks to provide growth of capital and a reasonable level of current income. There is no assurance that this objective will be met.

INVESTMENT POLICIES. The Lifecycle Fund Group Trust--Moderate seeks to achieve its investment objective by investing 100% of its assets in units of a mix of Underlying Funds in accordance with certain target percentage weightings. The table below shows the mix of Underlying Funds targeted by the Lifecycle Fund Group Trust--Moderate.

S&P 500 Flagship Fund....................    35%
Russell 2000 Fund........................    10%
Daily EAFE Fund..........................    15%
Daily Government/Corporate Bond Fund ....    30%
Short Term Investment Fund...............    10%

The target percentages shown above are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of the Lifecycle Fund Group Trust--Moderate, from time to time makes adjustments in the mix of Underlying Funds as needed to maintain, to the extent practicable, the target percentages in each of the Underlying Funds.

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THE UNDERLYING FUNDS
------------------------------------------------------------------------------

Like the Lifecycle Fund Group Trusts, the Underlying Funds are collective investment funds maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying Funds may receive contributions from other tax exempt retirement plans.

For a description of the Underlying Funds in which the Lifecycle Fund Group Trusts invest, see our separate prospectus for the Lifecycle Funds -- Conservative and Moderate.

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RISKS AND INVESTMENT TECHNIQUES--EQUITY FUNDS
------------------------------------------------------------------------------

You should be aware that any investment in securities carries with it a risk of loss. The investment objective and policies of the Growth Equity Fund may affect the return of the Fund. Additionally, there are market and financial risks inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer but which affect the way markets, and securities within those markets, perform. We sometimes describe market risk in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. The risk factors and investment techniques associated with the Growth Equity Fund are stated below.


See the prospectuses and Statements of Additional Information for the MFS Emerging Growth Fund, Templeton Foreign Fund and the SSgA S&P 500 Fund for additional information on the special risks of investment in these funds through the Aggressive Equity Fund, the ADA Foreign Fund and the Equity Index Fund, respectively, and see our separate prospectus for information on the special risks of investing in the Equity Index and Lifecycle Funds.

FOREIGN SECURITIES. The Growth Equity Fund may make a limited portion of its investments in the securities of established foreign companies which do not do substantial business in the United States. For many foreign securities, there are dollar-denominated American Depository Receipts (ADRs), which are traded in the United States on exchanges or over-the-counter, and are issued by domestic banks. The Fund may invest in foreign securities directly and through ADRs and may hold some foreign securities outside of the US. ADRs do not lessen the foreign exchange risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers' stock, the Fund will avoid currency risks during the settlement period for either purchases or sales. Foreign investments may involve risks not present in domestic investments, such as changes in the political or economic climate of countries in which companies do business. Foreign securities may be less liquid or subject to greater price volatility than securities of domestic issuers, and foreign accounting, auditing and disclosure standards may differ from domestic standards. There may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. The value of foreign investments may rise or fall because of changes in currency exchange rates or exchange controls.

RESTRICTED SECURITIES. The Growth Equity Fund may make investments in restricted securities. Restricted securities are generally less liquid than registered securities and market quotations for such securities may not be readily available. The Fund may not be able to sell restricted securities except pursuant to registration under applicable Federal and State securities laws or pursuant to Securities and Exchange Commission rules which limit their sale to certain purchasers and may require that they be held by the Funds for a specified period of time prior to resale. Because of these restrictions, at times the Fund may not be readily able to sell them at fair market value.

SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. In addition to large sized companies, the Growth Equity Fund may invest in securities of medium and smaller sized companies. For this purpose the term medium and smaller sized companies means companies with $500 million to $1.5 billion in capitalization. Medium and smaller sized companies may be dependent on the performance of only one or two products. Such companies may be vulnerable to competition from larger companies with greater resources and to economic conditions affecting their market sector. Therefore, consistent earnings may not be as likely in small companies as in large companies. Such companies may also be more dependent on access to equity markets to raise capital than larger companies with greater ability to support debt. Small and medium sized companies may be new, without long business or management histories, and perceived by the market as unproven. Their securities may be held primarily by insiders or institutional investors, which may have an impact on marketability. The price of these stocks may rise and fall more frequently and to a greater extent than the overall market.


INVESTMENT CONCENTRATION. From time to time, the equity holdings in the Growth Equity Fund may be concentrated in the securities of a relatively small number of issuers. In no event will an investment be made for the Fund in the securities of one issuer if such investment would cause more than 10% of the book value of the Growth Equity Fund to be invested in the securities of that issuer, and no investment will be made for the Fund if such investment would cause more than 40% of the book value of the Fund to be invested in the securities of four or fewer issuers. This strategy of investment concentration may increase an investor's risk of loss in the event of a decline in the value of one of these securities. As of December 31, 1996, 28.6% (of market value) of the Growth Equity Fund was held in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.

MONEY MARKET INVESTMENTS. The Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments. They may buy these directly or acquire units in our Separate Account No. 2A. We maintain Separate Account No. 2A to provide a more efficient means for certain of our separate accounts to invest cash positions on a pooled basis at no additional cost. Separate Account No. 2A seeks to obtain a high level of current income, preserve its assets and maintain liquidity. It invests only in short-term securities which mature in 60 days or less from the date of purchase or which are subject to repurchase agreements requiring repurchase in 60 days or less. In repurchase agreements, Separate Account No. 2A buys securities from a seller, usually a bank or brokerage firm, with the understanding that the seller will repurchase the securities at a higher price at a future date. Such transactions afford an opportunity for Separate Account No. 2A to earn a fixed rate of return on available cash at minimal market risk, although the account may be subject to various delays and risks of loss if the seller is unable to meet its obligation to repurchase. Units in Separate Account No. 2A are not registered under the Securities Act of 1933.

The kinds of direct investments the Fund makes in money market instruments will be payable only in United States dollars and will consist principally of securities issued or guaranteed by the United States Government or one of its agencies or instrumentalities, negotiable certificates of deposit, bankers' acceptances or bank time deposits, repurchase agreements (covering securities issued or guaranteed by the United States Government or one of its agencies or instrumentalities, certificates of deposit or bankers' acceptances), commercial paper that is rated Prime-1 by Moody's Investors Service ("Moodys") or A-1 or A-1 Plus by Standard & Poor's Corporation ("S&P"), unrated commercial paper, master demand notes or variable amount floating rate notes of any issuer that has an outstanding issue of unsecured debt that is currently rated Aa or better by Moody's or AA or better by S&P, and any debt securities issued or guaranteed by an issuer, which is currently rated Aa or better by Moody's or AA or better by S&P, with less than one year to maturity. Such investments may include Eurodollars, certificates of deposit and commercial paper issued by Schedule B Banks.

CONVERTIBLE SECURITIES. The Growth Equity Fund may invest in convertible preferred stocks or convertible debt instruments. Convertible securities contain both debt and equity features. Because of their debt element, they may provide some protection when stock prices decline. Nevertheless, convertible securities may lose significant value in periods of extreme market volatility.

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HOW WE CALCULATE THE VALUE OF AMOUNTS ALLOCATED TO THE EQUITY FUNDS
------------------------------------------------------------------------------

CONTRIBUTIONS AND TRANSFERS: PURCHASE OF FUND UNITS. The portion of each contribution or transfer allocated to an Equity Fund will be used to purchase Units. Your interest in each Fund is represented by the value of the Units credited to your Account for that Fund. The number of Units purchased by a contribution or transfer to a Fund is calculated by dividing the amount allocated by the Unit Value calculated as of the close of business on the day we receive your contribution or transfer instruction. The number of Units credited to your Account will not vary because of any subsequent fluctuation in the Unit Value, but the value of a Unit fluctuates with the investment experience of the Fund. In other words, the Unit Value will reflect the investment income and realized and unrealized capital gains and losses of that Fund as well as the deductions and charges we make to the Fund.

HOW WE DETERMINE THE UNIT VALUE. We determine the Unit Value for each Equity Fund at the end of each business day. The Unit Value for each Fund is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund Unit Value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day (for the Growth Equity Fund we also subtract any audit and custodial fees). We calculate the net investment factor as follows:

 o First, we take the value of the Fund's assets at the close of business on the preceding business day.

 o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

 o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

 o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

 (a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

 (b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.

For information on how we value the assets of the Equity Funds, see the SAI.


The Aggressive Equity Fund's investments in the MFS Emerging Growth Fund, the ADA Foreign Fund's investment in the Templeton Foreign Fund and the Equity Index Fund's investment in the SSgA S&P 500 Index Fund will be valued at the underlying mutual fund's net asset value per share.


The investments made by each of the Lifecycle Funds in units of the corresponding Lifecycle Fund Group Trust will be valued at the net asset value of the units of such Lifecycle Fund Group Trust. Investments made by each Lifecycle Fund Group Trust in the Underlying Funds will be valued at the Underlying Fund's net asset value per unit. The units of each Underlying Fund are valued daily. For a more detailed description of how the Underlying Funds are valued, see our separate prospectus for the Lifecycle Funds -- Conservative and Moderate.

                             THE REAL ESTATE FUND
------------------------------------------------------------------------------
------------------------------------------------------------------------------
REAL ESTATE FUND OBJECTIVES AND INVESTMENT POLICIES
------------------------------------------------------------------------------


OBJECTIVE. The Real Estate Fund, Separate Account No. 30, invests primarily, though not exclusively, in units of our Separate Account No. 8 (the "Prime Property Fund"), which in turn invests primarily in real property. The Prime Property Fund seeks to achieve a stable rate of return over an extended period of time through rental income and appreciation of real property values. In addition, the Real Estate Fund seeks to maintain a level of liquidity consistent with anticipated distributions and transfers. The Real Estate Fund's liquid assets typically range from 0 to 15% of its total assets, although the actual level of liquidity will depend on contributions, distributions and transfers. See Special Risks Related to the Real Estate Fund. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE REAL ESTATE FUND OR OF PRIME PROPERTY FUND WILL BE MET.


INVESTMENT POLICIES OF PRIME PROPERTY FUND. Prime Property Fund seeks the acquisition and long-term ownership of high-grade, income-producing real property. Prime Property Fund seeks to invest in properties that are located in strong rental markets and have continuous potential for resale. Properties are located throughout the United States. The distribution of investments by property type and by location of properties is expected to change from time to time. For additional information about the distribution of investments, see Prime Property Fund Investments in the SAI.

In selecting a property for Prime Property Fund, we consider its location, potential income stream, cost, potential for increasing rental income and capital appreciation, resale marketability and architectural and other physical attributes. We also evaluate the risks, including environmental risks, involved with the property, as well as the probability and potential impact of changes in the local economy. There are no limits as to how much Prime Property Fund can invest in any one property. Currently, however, we do not intend to invest more than 10% of Prime Property Fund's assets in any one property. Prime Property Fund may invest in construction and mortgage loans receivable and notes receivable. Mortgages may be accepted as partial consideration for properties sold.

Prime Property Fund acquires both existing and developmental properties. Prime Property Fund will also enter into forward commitments, under which it agrees to purchase a property upon completion of construction or leasing. Prime Property Fund does not currently expect to invest more than 10% of its assets in developmental properties.

Prime Property Fund participates in joint ventures, particularly with regard to large properties. In general, co-venturers will be real estate developers, and joint ventures with them may involve property development projects. We seek to form joint ventures with persons and companies who, because of our experience with them or investigation into their financial condition and business history, we regard as experienced and financially responsible. Prime Property Fund may issue construction and mortgage loans on a fixed or variable rate basis in connection with joint ventures in which it participates. If Prime Property Fund issues fixed rate loans, it may seek to stabilize the market value of such loans by engaging in interest rate hedging transactions, to the extent permitted under applicable regulatory requirements.

Prime Property Fund may use mortgage financing to acquire properties, may mortgage properties after acquisition, may acquire properties subject to mortgages and may enter into joint ventures or other arrangements that require mortgage financing. There is no limit on mortgage indebtedness with respect to any one property. Prime Property Fund may also borrow money in order to acquire new properties or improve existing investments. These borrowings may have recourse to wholly-owned properties or may be secured by the general credit of the Fund and thus have recourse to the entire Fund. During the period from 1987 through 1996 Prime Property Fund's total borrowings secured by wholly-owned properties ranged from 10.4% to 22.2% of the total portfolio value. Properties held by joint ventures may also be mortgaged. For more information regarding borrowings secured by wholly-owned properties see Prime Property Fund Investments in the SAI. Prime Property Fund may borrow in order to provide working capital for repairs and improvements and to meet other cash flow requirements. Prime Property Fund does not borrow in order to meet investors' withdrawal requests.

Consistent with Prime Property Fund's investment objectives, it may engage in transactions and invest in properties other than or in addition to those described above, including commercial mortgaged backed securities (CMBS) and shares in real estate investment trusts (REITs).


Prime Property Fund does not seek a specified holding period for the properties it acquires. Prime Property Fund will buy and sell properties at any time; in general, however, it seeks to hold properties for long-term investment.


Most properties are managed by us or our affiliates. At December 31, 1996 independent managing and leasing agents managed properties representing approximately 21.7% of aggregate appraised values.


INVESTMENT RISKS RELATED TO PRIME PROPERTY FUND. Prime Property Fund is subject to the risks generally incident to the ownership of real property. These include the uncertainty of cash flow, the need to meet fixed and other obligations, shifts in real estate markets in general and in local markets in particular, adverse changes in economic and social conditions, including demographic trends, changes in operating expenses, including real estate taxes, changes in tax, zoning, building, environmental and other laws, losses due to nonpayment of rent, other uninsured losses and other risks beyond our control. However, we believe that the large number of properties held in Prime Property Fund and their geographic and use diversification provide a measure of protection against these risks.

Investments in developmental properties are subject to additional risks, which include cost overruns, construction delays, difficulties in finding suitable tenants and delays in fully renting the property. Joint ventures may be vulnerable to losses as a result of a joint venturer's financial difficulties. In addition, the joint venturer may at times have objectives that are contrary to those of Prime Property Fund. Construction loans may be vulnerable to losses due to a developer's financial difficulties. In general, construction loans will not be personal obligations of the borrower, and Prime Property Fund will look solely to the underlying property in case of default. Other liens such as mechanics' liens may have priority over Prime Property Fund's security interest in the property.

INVESTMENT POLICIES RELATED TO LIQUID ASSETS. A portion of the Real Estate Fund assets may be held in liquid assets. The portion of the Fund for which liquidity is the investment objective may be invested in units of our Separate Account No. 2A. See Money Market Investments under Risks and Investment Techniques--Equity Funds. In addition, the Real Estate Fund may invest directly in government obligations, short-term commercial paper and other money market instruments of the types described above. Prime Property Fund may also invest in these short-term securities directly or through investment in units of Separate Account No. 2A. The Real Estate Fund seeks to hold enough liquid assets to provide for expected withdrawals. These holdings could, however, tend to reduce the investment performance of the Fund as compared to that of Prime Property Fund or a fund fully invested in real estate.

------------------------------------------------------------------------------
SPECIAL RISKS RELATED TO THE REAL ESTATE FUND
------------------------------------------------------------------------------

LIQUIDITY. There is no assurance that the Real Estate Fund will have sufficient liquidity to make distributions and transfers when requested under the Program or when required by law. From 1991 to June 1994 the Real Estate Fund was using substantially all of its available cash flow and liquid assets to pay participant withdrawal requests, and withdrawals were being delayed in accordance with the procedures described below. As of the date of this prospectus, the Real Estate Fund has sufficient liquidity and is paying participant withdrawals on a current basis.

IN LIGHT OF THE RISKS AND POSSIBLE ILLIQUIDITY OF AN INVESTMENT IN THE REAL ESTATE FUND, YOU AS AN INDIVIDUAL PARTICIPANT SHOULD CONSIDER LIMITING THE AMOUNT YOU ALLOCATE TO IT, PARTICULARLY AS YOU NEAR RETIREMENT. In considering this matter, you should take into account the other assets in your investment portfolio, both in your plan and elsewhere, and the distributions you anticipate taking from your plan in the foreseeable future.

If the Real Estate Fund does not have enough liquid assets to pay all requested withdrawals, it will withdraw some or all of its interest from Prime Property Fund. We may postpone withdrawals from Prime Property Fund, however, for such time as we reasonably consider necessary to obtain the amount to be withdrawn or to protect the interests of other participants in Prime Property Fund. Withdrawals from Prime Property Fund have been restricted from time to time. See Procedures for Withdrawals, Distributions and Transfers--Special Rules for Distributions and Transfers from the Real Estate Fund in the SAI.


INSURANCE RISKS. We believe that our casualty insurance would provide adequate compensation for accidental loss of property value. A possible exception would be loss in California resulting from earthquake; our insurance against such loss is limited to $130 million per occurrence and $130 million aggregate annually for all our California properties, including Prime Property Fund properties. We believe that the amount of earthquake insurance we carry is reasonable in light of the types of coverage available at acceptable prices. Prime Property Fund's properties are also covered under an umbrella liability policy that we believe is adequate for the portfolio in view of the types of coverage currently available at acceptable prices.


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CONFLICTS OF INTEREST RELATED TO PRIME PROPERTY FUND
------------------------------------------------------------------------------

ACQUISITION OF PROPERTIES. Our wholly-owned subsidiary, Equitable Real Estate Investment Management, Inc. (Equitable Real Estate) is responsible for advising us as to all our real property acquisitions, management and sales. See Investment Management of the Real Estate Fund. We and Equitable Real Estate make acquisitions for ourselves and for our clients, including Prime Property Fund. Before acquisition, properties are allocated among Prime Property Fund, our other separate accounts (both pooled and single-client accounts), our general account, Equitable Real Estate's own account, our investment advisory account and Equitable Real Estate's advisory accounts.

We seek to allocate properties among the accounts based on the accounts' investment policies, size, liquidity and diversification requirements, current availability of funds, current portfolio holdings and annually established investment goals. Equitable Real Estate's recommendations as to the allocation of properties are reviewed and approved by the Investment Committee of our Board of Directors. With limited exceptions, the Investment Committee has final authority over the acquisition and allocation of investment properties for all of our accounts.

Two or more of those accounts may share some of those properties. Prime Property Fund does not now share any properties with any of our other accounts. It may do so in the future, however. Sharing real estate could give rise to situations in which our accounts have conflicting interests.

MANAGEMENT OF PROPERTIES. In certain cases, we or our affiliates may manage some of the properties held in Prime Property Fund. Pursuant to an exemption issued by the United States Department of Labor, we are permitted to charge market level fees, including a profit, for on-site management and leasing services we provide to properties in Prime Property Fund. During 1996, Equitable Real Estate subsidiaries received payments of $11.8 million for these types of services.


We may have interests in properties held in our general account or in other accounts we manage that may be affected by the acquisition, operations or sale of Prime Property Fund properties.

APPRAISAL OF PROPERTIES. The portfolio value for the Real Estate Fund depends heavily on the estimated market values of properties held by Prime Property Fund. Those estimates are based on our periodic reappraisals of the properties. Our fees will tend to increase as those appraised values increase. There is no assurance that any of the properties will ultimately be sold for their appraised values. See How We Calculate the Value of Amounts Allocated to the Real Estate Fund.

SALE OF PROPERTIES. We may postpone withdrawals from Prime Property Fund under certain circumstances within our discretion (see Special Risks related to the Real Estate Fund), which may include a reasonable determination not to sell properties. Our fees depend on the aggregate value of net assets held in Prime Property Fund.

------------------------------------------------------------------------------
HOW WE CALCULATE THE VALUE OF AMOUNTS ALLOCATED TO THE REAL ESTATE FUND
------------------------------------------------------------------------------

CONTRIBUTIONS AND TRANSFERS: PURCHASE OF REAL ESTATE FUND UNITS. The Real Estate Fund accepts contributions and transfers only one day each month. All amounts transferred from other Investment Options or contributed directly to the Real Estate Fund will first be placed in the Money Market Guarantee Account and designated for investment in the Real Estate Fund. On the next day on which the Real Estate Fund accepts contributions, the amount designated for the Real Estate Fund, plus accrued interest, will be used to purchase Units in the Real Estate Fund. The Real Estate Fund accepts contributions as of the day its Unit Value is determined. If you wish to change your mind about contributing to the Real Estate Fund, you may do so before your contribution is transferred to the Real Estate Fund by sending us written instructions that the money being held in the Money Market Guarantee Account is no longer designated for investment in the Real Estate Fund. You should enclose a transfer form telling us where that money is to be allocated. We must receive your instructions by the close of business on the day the transfer is to occur in order for them to be effective. The transfer date will vary from month to month; therefore, we cannot ensure that your instructions will be effective unless we receive them by the first day of the month.

The day on which the Real Estate Fund's Unit Value is determined depends each month on the day on which the value of Prime Property Fund is known. Prime Property Fund is valued only once each month, as of the last business day of the month. However, that value is normally not known until several days later because financial data must be calculated and reported from properties located throughout the country. When this process is completed, Units of the Real Estate Fund are valued. During the period between the end of the month and the day on which the Real Estate Fund Units are valued, which normally ranges from five to ten days, the value of Prime Property Fund real estate assets from the end of the preceding month may change, income will accrue and expenses will be incurred. As a result, the procedure described above will tend to favor Real Estate Fund Units being purchased to the extent that there have been net increases in the value of the underlying net assets between the end of the month and the date of the valuation. It will have the opposite effect to the extent of any decreases in the net assets during this period.

LIQUIDATION OF REAL ESTATE FUND UNITS. UNITS IN THE REAL ESTATE FUND MAY BE LIQUIDATED ONLY AFTER THE END OF EACH CALENDAR QUARTER. The liquidation will occur after we know the value of Prime Property Fund for the last day of that quarter and have determined the value of Real Estate Fund Units, which normally occurs five to ten days into the succeeding month. If you are taking a distribution or transfer from the Real Estate Fund, the amount distributed will not reflect any change in the value of Prime Property Fund assets attributable to the period between the last day of the quarter and the day your redemption occurs. To the extent that the value increases during that period, this will tend to disadvantage the person liquidating Units and to favor the holders of the remaining Units.

HOW WE DETERMINE THE UNIT VALUE. We determine the Unit Value for the Real Estate Fund once each month, generally as of the close of business on the first business day after the day the unit value for Prime Property Fund is known. We first determine the gross unit value, which is equal to (a) plus
(b) plus (c) divided by (d), where

 (a) is the aggregate value of all units of Prime Property Fund held by the Real Estate Fund determined as of the last business day of the preceding month;

 (b) is the aggregate value of all units of Separate Account No. 2A and cash or cash equivalents held by the Real Estate Fund, determined as of the close of business on the day the Real Estate Fund Unit Value is known;

 (c) is the net value of all other assets and liabilities of the Real Estate Fund, determined as of the close of business on the day the Real Estate Fund Unit Value is known; and

 (d) is the total number of Real Estate Fund Units outstanding.

To obtain the Real Estate Fund Unit Value, we then adjust this gross unit value for Fund fees and other expenses at rates equal to 1/12 of the annual rates. See Deductions and Charges.

   Once we determine the Unit Value, it remains constant until set again the following month. Thus, any transactions that occur between determination dates (such as the withdrawal of fees) are processed using the Unit Value determined earlier that month.

                            THE GUARANTEED OPTIONS
------------------------------------------------------------------------------

Contributions allocated to the Guaranteed Rate Accounts are invested through and guaranteed by major insurance companies. Contributions allocated to the Money Market Guarantee Account are backed by amounts held in Separate Account No. 43 (described below) and are guaranteed by Equitable Life's general account. The general accounts of Equitable Life and other major insurance companies support each company's respective insurance and annuity guarantees as well as their general obligations. The companies' general accounts, as part of their insurance and annuity operations, are subject to insurance laws and regulations of all jurisdictions in which they are authorized to do business. Because of applicable exemptive and exclusionary provisions, interests in or guaranteed by the general accounts have not been registered under the Securities Act of 1933 (the "1933 Act") nor are the general accounts investment companies under the the 1940 Act. Accordingly, neither the general accounts of Equitable Life or of any other major insurance company nor any interests therein, are subject to regulation under the 1933 Act or the 1940 Act, and we have been advised that the staff of the Securities and Exchange Commission has not made a review of the disclosures which are included in this prospectus for your information and which relate to the general accounts of Equitable Life and other major insurance companies and the Guaranteed Options. These disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

------------------------------------------------------------------------------
GUARANTEED RATE ACCOUNTS
------------------------------------------------------------------------------


PRINCIPAL MUTUAL LIFE GUARANTEES--NEW GUARANTEED RATE ACCOUNTS. For approximately a one-year period beginning July 31, 1996, all monies allocated to the Guaranteed Rate Accounts (GRAs) have been and will be invested through two group annuity contracts issued to the Trustees by Principal Mutual Life Insurance Company ("Principal Mutual Life"). These GRAs will remain invested with Principal Mutual Life through maturity. At the end of the one-year period the Trustees may renew the arrangement with Principal Mutual Life to provide the Program GRAs or they may arrange for other carriers to provide them. Call your Account Executive at that time for further information. All GRAs opened prior to July 31, 1996 will remain invested through maturity with the carrier that provided that GRA. Withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by other carriers are subject to Equitable Life's receipt of the proceeds of such GRA from such other carriers.

All references in this prospectus and in the SAI to "The Guaranteed Rate Accounts" or to a "GRA" or "GRAs" shall be deemed to refer to the GRAs provided by Principal Mutual Life or any other carrier which previously provided or may in the future provide Program GRAs, as appropriate.

Principal Mutual Life is an Iowa mutual life insurance company with its Home Office located at 711 High Street, Des Moines, Iowa 50392. Founded in 1879, Principal Mutual Life is a Fortune 100 company with assets of approximately $57 billion held in its general account as of December 31, 1996. Principal Mutual Life and its subsidiaries had assets under management as of December 31, 1996 of approximately $63 billion.


THE GUARANTEES. Contributions to the GRAs are credited until maturity with the interest rate in effect on the date of receipt. The rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See Deductions and Charges. GRAs with maturities of approximately three and approximately five years are available under the Program. AMOUNTS ALLOCATED TO A GRA MAY GENERALLY NOT BE REMOVED PRIOR TO MATURITY. New guaranteed rates are offered each Wednesday and are available for a seven-day period. Interest accrues from the day after your contribution or transfer is credited through the maturity date of the GRA, which is either approximately three or approximately five years from the end of the seven-day offering period. The amount of your contributions and the interest credited is guaranteed subject, however, to any penalties applicable upon premature withdrawal. See Premature Withdrawals and Transfers from a GRA in the SAI for a description of these penalties and when they apply. You may call the AIM System to obtain the current GRA rates. For a discussion of maturing GRAs, see Maturing GRAs in the SAI.


PREMATURE WITHDRAWALS AND TRANSFERS. You may transfer amounts from other Investment Options to a GRA at the current guaranteed rate at any time. You may not make transfers from one GRA to another or from a GRA to one of the other Investment Options except at maturity. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan, to make a hardship or in-service withdrawal, to receive benefits from a terminated plan or to transfer amounts to a new plan. Withdrawals from GRAs may be made before maturity if you are disabled, you attain age 70 1/2, or you die. Certain other withdrawals from a GRA prior to maturity are permitted, but may be subject to a penalty. See Procedures for Withdrawals, Distributions and Transfers--Premature Withdrawals and Transfers from a GRA in the SAI.

------------------------------------------------------------------------------
MONEY MARKET GUARANTEE ACCOUNT
------------------------------------------------------------------------------


WE GUARANTEE THE MONEY MARKET GUARANTEE ACCOUNT. We guarantee the amount of your contributions and the interest credited to the Money Market Guarantee Account. We maintain Separate Account No. 43 (described below) in connection with these guarantees. All amounts held in the Money Market Guarantee Account are credited with the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. The rate will approximate the average over each calendar year of money market funds considered "domestic prime," that is, funds with the highest quality investments offered to investors, plus an amount which approximates the average expenses deducted from such funds, less .15% and the applicable Program Expense Charge. See Deductions and Charges. You may call the AIM System to obtain the current monthly rate. On January 1 each year we set an annual minimum interest rate for this Account. The minimum guaranteed interest rate for 1997 is 2.5% (before applicable asset-based fees).


SEPARATE ACCOUNT NO. 43. We will hold assets in Separate Account No. 43 sufficient to pay all principal and accrued interest under the Money Market Guarantee Account option, less applicable fees, in accordance with provisions of the New York Insurance Law which govern the operation of Separate Account No. 43. These provisions generally require that assets held in Separate Account No. 43 be valued at cost and not at market value. In accordance with the New York Insurance Law, the assets which we are required to hold in Separate Account No. 43 attributable to ADA participants will only be available to Program participants who have allocated amounts to the Money Market Guarantee Account and may not be used to satisfy obligations that may arise out of any other business we conduct. We have the right to remove assets from Separate Account No. 43 that are in excess of those attributable to the combined account values of all ADA participants.

Your principal and accrued interest under the Money Market Guarantee Account will not fluctuate with the value of the assets we hold in Separate Account No. 43 and are guaranteed by us and backed by our general account assets. If the assets in Separate Account No. 43 prove insufficient to provide for payment of all principal and accrued interest under the Money Market Guarantee Account, we will transfer additional assets into Separate Account No. 43 to make up for any shortfall. Conversely, we may withdraw from Separate Account No. 43 any excess over the amount needed to provide for payment of all such principal and accrued interest.

CONTRIBUTIONS. Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Balances in the Account at the end of the month automatically begin receiving interest at the new rate until transferred or withdrawn. We guarantee the amount of your contributions and the interest credited.

DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS. Distributions, withdrawals and transfers may be made at any time permitted under your plan. We do not charge penalties.

                  EQUITABLE LIFE AND THE INVESTMENT MANAGERS
------------------------------------------------------------------------------
------------------------------------------------------------------------------
EQUITABLE LIFE
------------------------------------------------------------------------------


Equitable Life is a New York stock life insurance company that has been in business since 1859. For more than 100 years we have been among the largest life insurance companies in the United States. Equitable Life has been selling annuities since the turn of the century. Our Home Office is located at 1290 Avenue of the Americas, New York, New York 10104. We are authorized to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico and the Virgin Islands. We maintain local offices throughout the United States. We are one of the nation's leading pension fund managers.

Equitable Life is a wholly-owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). The largest stockholder of the Holding Company is AXA-UAP ("AXA"). As of January 1, 1997, AXA beneficially owned 63.8% of the outstanding shares of common stock of the Holding Company (assuming conversion of the convertible preferred stock held by AXA). Under its investment arrangements with Equitable Life and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA, a French company, is the holding company for an international group of insurance and related financial service companies.

Equitable Life, the Holding Company and their subsidiaries managed assets of approximately $239.8 billion as of December 31, 1996, including third party assets of approximately $184.8 billion. These assets are primarily managed for retirement and annuity programs for businesses, tax-exempt organizations and individuals. This broad customer base includes nearly half the Fortune 100, more than 42,000 small businesses, state and local retirement funds in more than half the 50 states, approximately 250,000 employees of educational and non-profit institutions, as well as nearly 500,000 individuals. Millions of Americans are covered by Equitable Life's annuity, life, health and pension contracts.


------------------------------------------------------------------------------
THE SEPARATE ACCOUNTS
------------------------------------------------------------------------------

Each of the seven Funds is a separate account of Equitable Life; we own all the assets of the separate accounts. A separate account is a separate investment account which we use to support our group annuity contracts, and for other purposes permitted by applicable law. We keep the assets of each separate account segregated from our general account and from any other separate accounts we may have. Although the assets of the Funds are our property, our obligation to you under the group annuity contract equals the value of your accumulation in each Fund.

Income, gains and losses, whether or not realized, from assets invested in the Funds are credited to or charged against the Fund without regard to our other income, gains or losses. The portion of each Fund's assets we hold on your behalf may not be used to satisfy obligations that may arise out of any other business we conduct. We may, however, transfer amounts owed to us, such as fees and expenses, to our general account at any time. We may make these transfers even if the Fund in question does not have sufficient liquidity to make all withdrawals requested by participants.

The separate accounts which we call the Growth Equity, Aggressive Equity, ADA Foreign, Equity Index, Lifecycle--Moderate and Lifecycle--Conservative and Real Estate Funds commenced operations on 1968, 1969, 1992, 1994, 1995, and 1986 respectively. The Aggressive Equity Fund, which was part of Equitable's Separate Account No. 3, was transferred on December 1, 1995 to Separate Account No. 200. The Funds are governed by the laws and regulations of the state of New York, where we are domiciled, and may also be governed by laws of other states in which we do business. The Aggressive Equity, ADA

Foreign, Equity Index and Lifecycle Funds are used exclusively for the ADA Members Retirement Program. The Growth Equity and Real Estate Funds are "pooled" funds that are used to fund benefits under the ADA Program and other group annuity contracts, agreements, and tax-deferred retirement programs we administer.


------------------------------------------------------------------------------
INVESTMENT MANAGEMENT OF THE EQUITY FUNDS
------------------------------------------------------------------------------

We act as investment manager to the Growth Equity Fund. As such, we invest and reinvest its assets in accordance with the investment policies for the Fund. We have no investment management responsibility for the Aggressive Equity, ADA Foreign, Equity Index or Lifecycle Funds. In providing investment management to the Growth Equity Fund, we have complete discretion over Fund assets, within the investment policies of the Fund, and currently use the personnel and facilities of Alliance Capital Management L.P. ("Alliance") for portfolio management, securities selection and transaction services.


Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life. Equitable Life and Alliance are registered investment advisers under the Investment Advisers Act of 1940. As of December 31, 1996, Alliance had total assets under management of over $182.7 billion. Alliance acts as an investment adviser to various separate accounts and general accounts of Equitable Life and other affiliated insurance companies. Alliance also provides management and consulting services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.


The securities held in the Fund must be authorized or approved by the Investment Committee of our Board of Directors. Subject to the Investment Committee's broad supervisory authority, our investment officers and managers have been given discretion as to sales and, within specified limits, purchases of stocks, other equity securities and certain debt securities. When an investment opportunity arises that is consistent with the objectives of more than one account, investment opportunities are allocated among accounts in an impartial manner based on certain factors such as the accounts' investment objectives and their then-current investment and cash positions.


For the Aggressive Equity Fund, we act in accordance with the investment policies established by the Trustees. The Aggressive Equity Fund is invested solely in the MFS Emerging Growth Fund, which is managed by Massachusetts Financial Services Company. See The Aggressive Equity Fund.

For the Equity Index Fund, we act in accordance with the investment policies established by the Trustees. The Equity Index Fund is invested solely in the SSgA S&P 500 Index Fund. State Street is the investment advisor of that Fund. See The Equity Index Fund.


For the ADA Foreign Fund, we act in accordance with the investment policies established by the Trustees. The ADA Foreign Fund is invested solely in the Templeton Foreign Fund, which is managed by Templeton Global Advisors Ltd. See The ADA Foreign Fund.

For the Lifecycle Funds, we act in accordance with the investment policies established by the Trustees. The Lifecycle Funds--Conservative and Moderate are invested solely in units of the Lifecycle Fund Group Trusts--Conservative and Moderate, respectively. State Street is the investment adviser and Trustee of these Group Trusts and the Underlying Funds. See Lifecycle Funds.

We, together with the Holding Company, own 79.9% of the outstanding common stock of Donaldson, Lufkin & Jenrette, Inc. (DLJ). A DLJ subsidiary, Donaldson, Lufkin & Jenrette Securities Corporation, is one of the nation's largest investment banking and securities firms. Another DLJ subsidiary, Autranet, Inc., is a securities broker that markets independently originated research to institutions. Through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, DLJ supplies correspondent services, including order execution, securities clearance and other centralized financial services, to numerous independent regional securities firms and banks.

To the extent permitted by law and consistent with the Fund transaction practices discussed in this prospectus, and subject to the consent of Fund contractholders, the Growth Equity Fund may engage in securities and other transactions with the above entities or may invest in shares of the investment companies with which those entities have affiliations. In 1996, there were no such transactions through DLJ subsidiaries.


------------------------------------------------------------------------------
INVESTMENT MANAGEMENT OF THE REAL ESTATE FUND
------------------------------------------------------------------------------


We act as investment manager to the Real Estate Fund and to Prime Property Fund. In managing the Real Estate Fund and Prime Property Fund, we use the services of Equitable Real Estate. Equitable Real Estate originates, analyzes, evaluates and recommends commercial real estate investments for its clients, then manages and services those investments on an ongoing basis. Equitable Real Estate provides property management services in connection with some of the properties held in Prime Property Fund and supervises the performance of other property managers which it retains. Equitable Real Estate coordinates related accounting and bookkeeping functions with us.

On April 10, 1997, The Equitable Companies Incorporated and Lend Lease Corporation Limited announced the signing of a definitive agreement for Lend Lease to purchase Equitable Real Estate. Lend Lease is a publicly traded, international property and financial services company based in Sydney, Australia. Lend Lease plans to merge Equitable Real Estate with the Yarmouth Group, its U.S. real estate advisory unit. Under terms of the agreement, the new company, ERE/Yarmouth, will continue to serve as advisor for the real estate assets of Equitable Life's general account as well as for its real estate separate accounts including Prime Property Fund and the Real Estate Fund. The sale is expected to be completed during the second quarter of 1997, and is contingent on securing all necessary regulatory approvals.

Equitable Real Estate advises us as to the commercial real estate assets of all our accounts, which at December 31, 1996, represented approximately $24.8 billion in equity real estate and mortgage loan holdings.

                            INVESTMENT PERFORMANCE
------------------------------------------------------------------------------
------------------------------------------------------------------------------
MEASURING THE INVESTMENT PERFORMANCE OF THE FUNDS
------------------------------------------------------------------------------


We recognize that the performance of the Funds that you invest your retirement savings in is important to you. The purpose of this discussion is to give you an overview of how our Funds have performed in the past. OF COURSE, PAST PERFORMANCE CANNOT BE USED TO PREDICT FUTURE PERFORMANCE.

Fund performance is most often measured by the change in the value of fund units over time. Unlike typical mutual funds, which usually distribute earnings annually, separate account funds reinvest all earnings. As described previously, the unit value calculations for the funds include all earnings, including dividends and realized and unrealized capital gains. Changes in the unit values can be expressed in terms of the Fund's annual percentage change, its average annual change, or its cumulative change over a period of years. Each of these measurements is valuable on its own. In addition, it is often helpful to compare the Funds' performance with the results of unmanaged market indices.

The following tables and graphs provide a historical view of the Funds' investment performance. The information presented includes performance results for each Fund, along with data representing unmanaged market indices.

------------------------------------------------------------------------------
UNMANAGED MARKET INDICES
------------------------------------------------------------------------------

Unmanaged market indices, or "benchmarks," while providing a broader perspective on relative performance, are only a tool for comparison. Performance data for the unmanaged market indices do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed fund. This effectively overstates the rate of return of the market indices relative to that which would be available to a typical investor, and limits the usefulness of these indices in assessing the performance of the Funds. Since the Funds do not distribute dividends or interest, the market indices have been adjusted to reflect reinvestment of dividends and interest to provide greater comparability.


We have presented data for the following unmanaged indices. One or more of these indices may be appropriate comparative measures of performance for the Funds.

o STANDARD AND POOR'S 500 INDEX ("S&P 500")--an unmanaged weighted index of the securities of 500 industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market. This index should not be confused with the performance of our Equity Index Fund nor that of the SSgA S&P 500 Fund, which seeks to emulate the results of the S&P 500 Index. See The Equity Funds--The Equity Index Fund for more information.


o RUSSELL 2000 INDEX ("RUSSELL 2000")--an unmanaged broadly diversified index maintained by Frank Russell Company consisting of the approximately 2,000 smallest stocks within the Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks. As such, the Russell 3000 Index represents approximately 98 percent of the total market capitalization of all U.S. stocks that trade on the New York and American Stock Exchanges and in the NASDAQ over-the-counter market.

o MORGAN STANLEY CAPITAL INTERNATIONAL EAFE INDEX ("EAFE")--an unmanaged index of the securities of over 1,000 companies traded on the markets of Europe, Australia, New Zealand and the Far East.


o LEHMAN GOVERNMENT/CORPORATE BOND INDEX ("LEHMAN")--an unmanaged index widely regarded by investors as representative of the bond market.

o SALOMON BROTHERS 3-MONTH T-BILL INDEX ("SALOMON 3 MO. T-BILL")--an unmanaged index of direct obligations of the U.S. Treasury which are issued in maturities between 31 and 90 days.

o CONSUMER PRICE INDEX (URBAN CONSUMERS--NOT SEASONALLY ADJUSTED) ("CPI")--an index of inflation.

------------------------------------------------------------------------------
HOW PERFORMANCE DATA ARE PRESENTED
------------------------------------------------------------------------------

We have shown Fund performance on several different bases:

   o     The annual percentage change in Fund Unit Values,

   o     The average annual percentage change in Fund Unit Values, and


   o The total value as of December 31, 1996 of a $10,000 investment made on January 1, 1987 for the Growth Equity, Aggressive Equity and ADA Foreign Funds.

   o The total value as of December 31, 1996 of a $10,000 investment made on the respective inception dates of the Equity Index, Lifecycle-Conservative and Lifecycle-Moderate Funds.

THE FUND PERFORMANCE SHOWN MAY NOT REPRESENT YOUR ACTUAL EXPERIENCE AND IT DOES NOT REPRESENT THE EFFECT OF THE RECORD MAINTENANCE AND REPORT OR ENROLLMENT FEES. The annual percentage change in Fund unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. During any year unit values will, of course, increase or decrease reflecting fluctuations in the securities markets. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income. Historical results are presented for the Funds for the periods during which the funds were available under the Program. Hypothetical results were calculated for prior periods. In the case of the Aggressive Equity Fund, hypothetical performance is shown for years before 1996, because the ADA Program did not begin to invest in the MFS Emerging Growth Fund until December 1, 1995. For the Equity Index Fund, no results are presented for periods prior to 1993, as the SSgA S&P 500 Index Fund began operations during 1992. 1995 performance data for the Lifecycle Funds is shown for the period when the Funds commenced operations on May 1, 1995 through December 31, 1995. See How We Calculate Performance Data. The foregoing applies with respect to the calculation of performance data given in the "Annual Percentage Change in Unit Values" chart, "Average Annual Percentage Change in Unit Values" chart, and "Cumulative Value Examples" given below.
ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES*



        --------  ------------
          GROWTH    AGGRESSIVE
          EQUITY      EQUITY
------  --------  ------------
  1996     17.0%       13.8%
------  --------  ------------
  1995     31.1        40.2
------  --------  ------------
  1994     -2.3         4.0
------  --------  ------------
  1993     18.7        23.4
------  --------  ------------
  1992      0.6        10.8
------  --------  ------------
  1991     51.1        86.4
------  --------  ------------
  1990    -11.9        -3.3
------  --------  ------------
  1989     43.9        26.0
------  --------  ------------
  1988     16.3         7.2
------  --------  ------------
  1987      5.0         3.9
------  --------  ------------





























                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


        ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------
                                LIFECYCLE      LIFECYCLE                                                     SALOMON
            ADA      EQUITY       FUND--        FUND--       REAL      S&P     RUSSELL                        3 MO.
          FOREIGN    INDEX     CONSERVATIVE    MODERATE     ESTATE     500      2000      EAFE     LEHMAN    T-BILL     CPI
------  ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------
  1996     16.8%      21.3%        4.3%          10.6%        0.2%    23.0%      16.5%      6.1%     2.9%      5.3%     3.3%
------  ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------
  1995     10.0       35.1         5.9           10.1         4.4     37.5       28.4      11.2     19.2       5.7      2.9
------  ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------
  1994     -0.6        0.7          --             --         3.6      1.3       -1.8       7.8     -3.5       4.2      2.7
------  ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------
  1993     33.4        6.4          --             --        -3.2     10.0       18.9      32.6     11.0       3.1      2.7
------  ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------
  1992     -0.6        --           --             --        -5.2      7.6       18.4     -12.2      7.6       3.6      2.9
------  ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------
  1991     17.3        --           --             --        -8.7     30.5       46.1      12.5     16.1       5.8      3.0
------  ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------
  1990     -3.8        --           --             --         2.0     -3.1      -19.5     -23.2      8.3       7.9      6.2
------  ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------
  1989     29.6        --           --             --         8.1     31.7       16.3      10.8     14.2       8.7      4.6
------  ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------
  1988     21.1        --           --             --         4.9     16.6       24.9      28.6      7.6       6.8      4.4
------  ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------
  1987     23.8        --           --             --         7.6      5.3       -8.8      24.9      2.3       5.9      4.4
------  ---------  --------  --------------  -----------  --------  -------  ---------  -------  --------  ---------  ------



------------
*     Hypothetical results are shown in italics.


  PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS
      HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON
                                DISTRIBUTION.

------------------------------------------------------------------------------
AVERAGE ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES--
YEARS ENDING DECEMBER 31, 1996*
------------------------------------------------------------------------------

----------  --------  ------------
              GROWTH    AGGRESSIVE
              EQUITY      EQUITY
----------  --------  ------------
1 Year         17.0%       13.8%
----------  --------  ------------
2 Years        23.9        26.3
----------  --------  ------------
3 Years        14.5        18.4
----------  --------  ------------
5 Years        12.4        17.8
----------  --------  ------------
10 Years       15.4        19.1
----------  --------  ------------

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

           ---------  --------  --------------  -----------  --------  -------  ---------  ------  --------  ---------  ------
                                   LIFECYCLE      LIFECYCLE                                                    SALOMON
               ADA      EQUITY       FUND--        FUND--       REAL      S&P     RUSSELL                       3 MO.
             FOREIGN    INDEX     CONSERVATIVE    MODERATE     ESTATE     500      2000      EAFE    LEHMAN    T-BILL     CPI
---------- ---------  --------  --------------  -----------  --------  -------  ---------  ------  --------  ---------  ------
1 Year        16.8%      21.3%        4.3%          10.6%        0.2%    23.0%     16.5%     6.1%      2.9%      5.3%     3.3%
---------- ---------  --------  --------------  -----------  --------  -------  ---------  ------  --------  ---------  ------
2 Years       13.3       28.0          --             --         2.3     30.0      22.3      8.6      10.8       5.5      2.9
---------- ---------  --------  --------------  -----------  --------  -------  ---------  ------  --------  ---------  ------
3 Years        8.5       18.2          --             --         2.7     19.7      13.7      8.3       5.8       5.1      2.8
---------- ---------  --------  --------------  -----------  --------  -------  ---------  ------  --------  ---------  ------
5 Years       11.1        --           --             --        -0.1     15.2      15.6      8.2       7.2       4.4      2.8
---------- ---------  --------  --------------  -----------  --------  -------  ---------  ------  --------  ---------  ------
10 Years      14.0        --           --             --         1.2     15.3      12.4      8.4       8.4       5.7      3.7
---------- ---------  --------  --------------  -----------  --------  -------  ---------  ------  --------  ---------  ------

------------
*     Hypothetical results are shown in italics.

------------------------------------------------------------------------------
CUMULATIVE VALUE EXAMPLES
------------------------------------------------------------------------------

Although historical percentage change data is valuable in evaluating fund performance, it is often easier to understand the information in more graphic examples. One approach to this is the use of "mountain charts." Mountain charts, such as the ones below, illustrate the growth of a hypothetical investment over time for each of the Funds. Each chart illustrates the growth through December 31, 1996 of an investment of $10,000 made on January 1, 1987.

The mountain charts for the Equity Index Fund and the Lifecycle Funds illustrate the growth through December 31, 1996 of an investment of $10,000 made on the inception date of each Fund.


                     GROWTH OF $10,000 INITIAL INVESTMENT
                              GROWTH EQUITY FUND
                       $10,000 INVESTED OVER TEN YEARS

        [THE NARRATIVE AND/OR TABULAR INFORMATION BELOW IS A FAIR AND ACCURATE DESCRIPTION OF GRAPHIC OR IMAGE MATERIAL OMITTED FOR
                        THE PURPOSE OF EDGAR FILING.]

                                   [TO COME]

                            AGGRESSIVE EQUITY FUND
                       $10,000 INVESTED OVER TEN YEARS*

        [THE NARRATIVE AND/OR TABULAR INFORMATION BELOW IS A FAIR AND ACCURATE DESCRIPTION OF GRAPHIC OR IMAGE MATERIAL OMITTED FOR
                        THE PURPOSE OF EDGAR FILING.]

                                   [TO COME]

  PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS
      HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON
                                DISTRIBUTION.

                               ADA FOREIGN FUND
                       $10,000 INVESTED OVER TEN YEARS*

        [THE NARRATIVE AND/OR TABULAR INFORMATION BELOW IS A FAIR AND ACCURATE DESCRIPTION OF GRAPHIC OR IMAGE MATERIAL OMITTED FOR
                        THE PURPOSE OF EDGAR FILING.]

                                   [TO COME]




                              EQUITY INDEX FUND
                      $10,000 INVESTED SINCE INCEPTION*

        [THE NARRATIVE AND/OR TABULAR INFORMATION BELOW IS A FAIR AND ACCURATE DESCRIPTION OF GRAPHIC OR IMAGE MATERIAL OMITTED FOR
                        THE PURPOSE OF EDGAR FILING.]

                                   [TO COME]




                         LIFECYCLE FUND-CONSERVATIVE
                       $10,000 INVESTED SINCE INCEPTION

        [THE NARRATIVE AND/OR TABULAR INFORMATION BELOW IS A FAIR AND ACCURATE DESCRIPTION OF GRAPHIC OR IMAGE MATERIAL OMITTED FOR
                        THE PURPOSE OF EDGAR FILING.]

                                   [TO COME]



                           LIFECYCLE FUND-MODERATE
                       $10,000 INVESTED SINCE INCEPTION

        [THE NARRATIVE AND/OR TABULAR INFORMATION BELOW IS A FAIR AND ACCURATE DESCRIPTION OF GRAPHIC OR IMAGE MATERIAL OMITTED FOR
                        THE PURPOSE OF EDGAR FILING.]

                                   [TO COME]






  PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS
      HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON
                                DISTRIBUTION.

                               REAL ESTATE FUND
                       $10,000 INVESTED OVER TEN YEARS


        [THE NARRATIVE AND/OR TABULAR INFORMATION BELOW IS A FAIR AND ACCURATE DESCRIPTION OF GRAPHIC OR IMAGE MATERIAL OMITTED FOR
                        THE PURPOSE OF EDGAR FILING.]

                                   [TO COME]



  PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE. NO PROVISIONS
      HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON
                                DISTRIBUTION.

------------------------------------------------------------------------------
HOW WE CALCULATE PERFORMANCE DATA
------------------------------------------------------------------------------

Growth Equity Fund performance reflects actual historical investment experience and the deduction of asset-based charges actually incurred by Separate Account No. 4 (Pooled) under the Program during the periods indicated.

The Class A shares of the MFS Emerging Growth Fund in which the Aggressive Equity Fund invests have been offered for sale since 1993, whereas the Class B shares of the MFS Emerging Growth Fund have been offered since 1986. The only difference between the two classes of shares is in their respective fee and expense structures. The Class B shares have generally higher class-related expenses than the Class A shares. The investments of the two classes of shares are identical. The Aggressive Equity Fund performance shown reflects the net performance of the Class A shares since September 13, 1993, when those shares were first offered for sale. From December 29, 1986, when Class B shares were first offered, to September 13, 1993, the performance of those shares is reflected. Because the expenses applicable to the Class B shares are higher than the expenses applicable to the Class A shares, the hypothetical performance shown would have been somewhat higher for periods prior to September 13, 1993 if Class A shares had been available.

In order to create the hypothetical performance, we have applied the Program expense charge and other expenses actually incurred by the Aggressive Equity Fund when it participated in Separate Account No. 3 (Pooled) to the historical investment performance of the MFS Emerging Growth Fund Class A and Class B shares described above.


The ADA Foreign Fund performance shown reflects the performance of Separate Account No. 191 for the period beginning March 2, 1992. For periods prior to March 2, 1992, hypothetical performance is shown. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the Templeton Foreign Fund.

The Equity Index Fund performance shown reflects the performance of Separate Account No. 195 for the period beginning February 1, 1994. For periods prior to February 1, 1994, hypothetical performance is shown, which reflects performance of the SSgA S&P 500 Index Fund beginning 1993, the first full year after that Fund began operations. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the SSgA S&P 500 Index Fund.

The Lifecycle Fund--Conservative and the Lifecycle Fund--Moderate performance shown reflects the actual performance of Separate Account No. 197 and Separate Account No. 198, respectively, for the period beginning May 1, 1995 (the date the Funds commenced operations).

The Real Estate Fund performance shown reflects actual historical investment experience and the deduction of asset-based charges actually incurred by Separate Account No. 30 (Pooled) under the Program during the periods indicated.


See Summary of Unit Values for the Equity Funds, and Summary of Unit Values for the Real Estate Fund in the SAI for a more detailed description of how the hypothetical Unit Values were calculated.

                                 THE PROGRAM
------------------------------------------------------------------------------

The purpose of this section is to explain the ADA Members Retirement Program in more detail. Although we have described important aspects of the Program, you should understand that the provisions of your plan and the Participation Agreement will define the scope of the Program and its specific terms and conditions. This section is for employers, and for the purposes of this section, "you" and "your" refer to you in that role although you may also be a participant in the plan.

EMPLOYERS WHO MAY PARTICIPATE IN THE PROGRAM

If you are a sole proprietor, a partner or a shareholder in a professional corporation, your practice, as an employer, can adopt the Program if you or at least one of your fellow partners or shareholders is a member of:

 o  the ADA,

 o  one of its constituent or component societies, or

 o an ADA-affiliated organization whose participation in the Program has been approved by the Council on Insurance of the ADA.

ADA constituent or component societies may also adopt the Program for their own employees within certain limitations imposed by the Internal Revenue Code.

CHOICES FOR THE EMPLOYER

The ADA Members Retirement Program gives you a variety of approaches to choose from. You can:

 o Adopt our Master Plan, which gives you options as to types of plans and plan provisions. The Master Plan uses the Program Investment Options as the exclusive investment choices.

 o Adopt the Self-Directed Prototype plan, which gives additional flexibility to choose investments, or

 o Maintain your own individually-designed plan, but use the Investment Options as an investment for your plan.

SUMMARY OF THE PLANS AND TRUSTS

THE MASTER PLAN--Under the Master Plan, you will automatically receive a full range of services from Equitable Life, including your choice of the Investment Options, plan-level and participant-level record keeping, benefit payments and tax withholding and reporting.


 o The Master Plan is a defined contribution master plan which can be adopted as a profit sharing plan (including optional 401(k) and SIMPLE 401(k) features), a defined contribution pension plan, or both.

THE SELF-DIRECTED PROTOTYPE PLAN--is a defined contribution prototype plan which can be used to combine the Program Investment Options with individual investments such as stocks and bonds. Employers must also adopt the Pooled Trust and maintain a minimum of $25,000 in the Trust at all times.


THE ADA MEMBERS POOLED TRUST FOR RETIREMENT PLANS--is an investment vehicle to be used by those who have an individually designed qualified retirement plan. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans. We provide participant-level or plan-level recordkeeping services for plan assets held in the Pooled Trust.

INFORMATION ON JOINING THE PROGRAM

Our Retirement Program Specialists are available to answer your questions about joining the Program. To reach one of our Retirement Program
Specialists, call or write to us at:


By Phone                         1-800-523-1125, ext. 2608
                                 From Alaska, 0-201-583-2395, collect

                                 Specialists are available from 9 a.m. to
                                   5 p.m. Eastern Time, Monday through Friday.

By Regular Mail                  The ADA Members Retirement Program
                                 c/o Equitable Life
                                 Box 2011
                                 Secaucus, New Jersey 07096

By Registered, Certified or      The ADA Members Retirement Program
Overnight Mail                   c/o Equitable Life
                                 200 Plaza Drive, 2-B55
                                 Secaucus, New Jersey 07094


CHOOSING THE RIGHT PLAN

Choosing the right plan depends on your own unique set of circumstances. Although our Retirement Program Specialists can help explain the Program, you and your tax advisors must decide which plan is best for you.

GETTING STARTED IN THE PROGRAM AFTER CHOOSING A PLAN

To adopt the Master Plan, you must complete a Participation Agreement. If you have your own plan and wish to use the Pooled Trust as an investment option, the trustee of your plan must complete the appropriate Participation Agreement. Our Retirement Program Specialists can help you complete the Participation Agreement for review by your tax advisor.

To adopt our prototype self-directed plan, you must complete the prototype plan adoption agreement and a Participation Agreement for the Pooled Trust. In addition, you must also arrange separately for plan level accounting and brokerage services. We provide recordkeeping services only for plan assets held in the Pooled Trust. You can use any plan recordkeeper of your choice or you can arrange through us to hire Trust Consultants, Inc. at a special rate. You can also arrange through us brokerage services from our affiliate, Pershing Discount Brokerage Services, at special rates or use the services of any other broker.

COMMUNICATING WITH US AFTER YOU ENROLL

  By Phone
    To Reach an Account            1-800-223-5790
    Executive:                     (9 am to 5 pm Eastern
                                   Time, Monday through Friday)

    To Reach the Account           1-800-223-5790 (24 Hours)
    Investment Management
    ("AIM") System:
------------------------------------------------------------------------------
  By Regular Mail (Other than      The ADA Members Retirement Program
  contribution checks)             Box 2486 G.P.O.
                                   New York, New York 10116
------------------------------------------------------------------------------
  By Registered, Certified or      The ADA Members Retirement Program
  Overnight Mail                   c/o Equitable Life
                                   200 Plaza Drive, Second Floor
                                   Secaucus, New Jersey 07094
------------------------------------------------------------------------------
  For Contribution Checks Only     The Association Members Retirement Program
                                   P.O. Box 1599
                                   Newark, New Jersey 07101-9764

YOUR RESPONSIBILITIES AS THE EMPLOYER

Employers adopting the Master Plan are responsible for the plan and its administration. This includes certain responsibilities relating to the administration and continued qualification of your plan. See Your
Responsibilities As Employer in the SAI for a list of responsibilities which you will have if you adopt the Master Plan.

If you have an individually designed plan, you already have these responsibilities; they are not increased in any way by your adoption of the Pooled Trust for investment purposes only. It is your responsibility to determine that the terms of your plan are consistent with the provisions of the Pooled Trust and our practices described in this prospectus and the SAI.

If you utilize our prototype self-directed plan, you will have responsibilities as the plan administrator and will also have to appoint a plan trustee; these responsibilities will be greater than those required by the adoption of the Master Plan. Again it is also your responsibility to determine that the terms of your plan are consistent with the provisions of the Pooled Trust and our practices described in this prospectus and the SAI. You should consult your legal advisor for an understanding of your legal responsibilities under the self-directed plan.

We will give you guidance and assistance in the performance of your responsibilities. The ultimate responsibility, however, rests with you.

WHEN TRANSACTIONS ARE EFFECTIVE

A business day is any day both we and the New York Stock Exchange are open. Contributions, transfers, and allocation changes are effective on the business day they are received. Distribution requests are also effective on the business day they are received unless, as in the Master Plan, there are plan provisions to the contrary. However, we may have to delay the processing of any transaction which is not accompanied by a properly completed form or which is not mailed to the correct address. An Account Executive will generally be available to speak with you each business day from 9 a.m. to 5 p.m. Eastern Time. We may, however, close due to emergency conditions.

MINIMUM INVESTMENTS

There is no minimum amount which must be invested if you adopt the Master Plan, or if you have your own individually-designed plan and use the Pooled Trust as an investment.

If you adopt our self-directed prototype plan, you must keep at least $25,000 in the Pooled Trust at all times.

MAKING CONTRIBUTIONS TO THE PROGRAM

You should send contribution checks or money orders payable to The ADA Retirement Trust to the address shown under Communicating With Us After You Enroll. All contributions must be accompanied by a properly completed Contribution Remittance form which designates the amount to be allocated to each participant. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed.

Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.

The Real Estate Fund will accept contributions only one day a month. Any amount allocated for investment in the Real Estate Fund will first be placed in the Money Market Guarantee Account. On the next day on which the Real Estate Fund accepts contributions, the amount designated for the Fund, plus any accrued interest, will automatically be transferred to the Real Estate Fund. For more information see The Real Estate Fund.

OUR ACCOUNT INVESTMENT MANAGEMENT (AIM) SYSTEM


We offer an automated telephone system for participants to transfer between investment options, obtain account information and change the allocation of future contributions and maturing GRAs. To use the AIM System, you must have a Personal Security Code (PSC) number, which you obtain by completing an AIMS Authorization form.


If you have a touch-tone telephone you may make transfers on the AIM System. Procedures have been established by Equitable Life for its AIM System that are considered to be reasonable and are designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation of instructions communicated by telephone. If Equitable Life does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any losses arising out of any action on our part or any failure or omission to act as a result of our own negligence, lack of good faith or willful misconduct. In light of the procedures established, Equitable Life will not be liable for following telephone instructions that we reasonably believe to be genuine. We may discontinue the telephone transfer service at any time without notice.

ALLOCATING CONTRIBUTIONS AMONG THE INVESTMENT OPTIONS

Under the Master Plan, participants make all investment decisions. Under an individually-designed plan or our self-directed prototype plan, either the participants or the plan trustees make the investment allocation decisions, depending on the terms of the plan.

Contributions may be allocated among any number of the Investment Options. Allocation instructions may be changed at any time, and as often as needed, by calling the AIM System. New instructions become effective on the business day we receive them. You may allocate employer contributions in different percentages than employee contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT.

TRANSFERS AMONG THE INVESTMENT OPTIONS

Participants in the Master Plan may make transfers on a daily basis without charge. Participants in other plans may make transfers whenever the plan allows them to do so. We do not charge a fee for transfers. (If an individually designed plan does not allow transfers by individual participants, only you as employer or trustee may make a transfer.)

Participants may use the AIM System to transfer amounts among the investment options. All transfers are made as of the close of business on the day we receive the authorized instructions, provided we receive the request by 4:00 p.m. Eastern time. Transfer requests received after that time will be processed as of the close of business on the following business day.

No transfers from the Guaranteed Rate Accounts to other Investment Options are permitted prior to maturity. Transfers to the Guaranteed Rate Accounts, and to or from the Money Market Guarantee Account and the Growth Equity Fund, are permitted at any time. Transfers from the Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund and Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the underlying mutual fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest. See The Equity Funds--The Aggressive Equity Fund, The ADA Foreign Fund, The Equity Index Fund and The Lifecycle Funds. Transfers to and from the Real Estate Fund are subject to special rules, which are described in Special Rules for Distributions and Transfers from the Real Estate Fund below, and in The Real Estate Fund.

DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

There are two sets of rules that must be kept in mind when considering distributions or withdrawals from the Program. The first are the rules and procedures which apply to the Investment Options, exclusive of the provisions of your plan. These are discussed in this section. The second are the rules specific to your plan; these are discussed under When Distributions are Available to Participants.

Amounts in the Equity Funds and the Money Market Guarantee Account are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from the Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, and the Lifecycle Funds if there is any delay in the redemptions from the underlying mutual fund or, with respect to the Lifecycle Funds, from the Lifecycle Fund Group Trusts in which they invest. Special rules, which are described below, apply to distributions from the Real Estate Fund. In addition, withdrawals generally may not be taken from the Guaranteed Rate Accounts prior to maturity. See Guaranteed Rate Accounts. Please note that certain plan distributions may be subject to penalty or excise taxes. See The Program and Federal Income Tax Considerations for more details.

Payments or withdrawals out of the Funds and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with Plan provisions. However, we can defer payments, applications and withdrawals from the Funds for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets of the Funds is not reasonably practicable because of an emergency. See The Real Estate Fund and The Equity Funds.

SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE FUND

Under the Master Plan, a distribution can be obtained from the Real Estate Fund only after the amount to be withdrawn has been transferred to another Investment Option. A distribution of benefits may be made only after you receive confirmation of the transfer. Participants in an individually-designed plan or the prototype self-directed plan may receive a distribution directly from the Real Estate Fund without first having it transferred to another Investment Option. Distributions of all or a portion of the balance in the Real Estate Fund directly from the Fund are payable only in a single sum payment. See Federal Income Tax Considerations and Procedures for Withdrawals, Distributions and Transfers--Special Rules for Distributions and Transfers From the Real Estate Fund in the SAI.

All distributions and transfers from the Real Estate Fund are subject to a minimum wait of one calendar quarter: they are scheduled to be made shortly after the end of the calendar quarter following the quarter in which we receive properly completed forms requesting the distribution or transfer. The amount distributed will be based on the Real Estate Fund's Unit Value as of the close of business on the date the distribution or transfer is made. See The Real Estate Fund for more information on how we value and liquidate Real Estate Fund Units. Withdrawals from the Real Estate Fund must be made in amounts of at least $1,000 or, if less, your balance in the Real Estate Fund.

The Real Estate Fund may not have enough liquid assets to pay all withdrawals when requested. If liquid assets are insufficient to pay all requested withdrawals, withdrawal requests are prioritized according to the nature of the distribution. Priority 1 consists of all amounts requested because of death or disability or after age 70 1/2. Priority 2 consists of all other requests. The Real Estate Fund will pay all Priority 1 distributions to the extent cash is available or can be obtained through liquidation of the Real Estate Fund's interest in Prime Property Fund. The Real Estate Fund may also pay some or all of the scheduled Priority 2 distributions and transfers, but only if it can liquidate its interest in Prime Property Fund or if we believe it has enough liquid assets to meet anticipated Priority 1 distributions. In making this determination, we will consider anticipated future contributions as well as the amount of cash required for anticipated Priority 1 distributions, expenses and payment of our fees. The Real Estate Fund will satisfy all scheduled Priority 1 distribution requests before it satisfies any Priority 2 request, even if the Priority 1 requests were received after the Priority 2 requests.

See Special Risks Related to the Real Estate Fund in the prospectus and Procedures for Withdrawals, Distributions and Transfers--Special Rules for Distributions and Transfers From the Real Estate Fund in the SAI.

IN LIGHT OF THE RISKS AND POSSIBLE ILLIQUIDITY OF AN INVESTMENT IN THE REAL ESTATE FUND, INDIVIDUAL PARTICIPANTS SHOULD CONSIDER LIMITING THE AMOUNT ALLOCATED TO IT, PARTICULARLY AS THEY NEAR RETIREMENT. IF YOUR PLAN IS AN EMPLOYER OR TRUSTEE-DIRECTED PLAN, YOU AS THE EMPLOYER ARE RESPONSIBLE FOR ENSURING THAT THERE IS SUFFICIENT CASH AVAILABLE TO PAY BENEFITS.

WHEN DISTRIBUTIONS ARE AVAILABLE TO PARTICIPANTS

In addition to the rules and procedures generally applicable to investments in the Investment Options under the Program, there are other important rules regarding the distribution and benefit payment options for each type of plan. Distributions and benefit payment options under a qualified retirement plan are subject to extremely complicated legal requirements. Certain plan distributions may be subject to penalty or excise taxes. A general explanation of the federal income tax treatment of distributions and benefit payment options is provided in Federal Income Tax Considerations in both this prospectus and the SAI. If a participant retires, becomes disabled or terminates employment, the benefit payment options available should be discussed with a qualified financial advisor. Our Account Executives can also be of assistance.


In general, under the Master Plan or our self-directed prototype plan, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. ("Vested" refers to the nonforfeitable portion of your benefits under the plan.) Participants in an individually designed plan are eligible for retirement benefits depending on the terms of that plan. See Benefit Payment Options and Federal Income Tax Considerations for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 70 1/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 70 1/2 or retirement.


Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 59 1/2, and employees generally may not receive a distribution prior to a separation from service.

PARTICIPANT LOANS

The Master Plan permits participants to borrow a portion (not to exceed $50,000) of their vested Account Balance (all plans combined), if the employer has elected this feature. If the participant is a sole proprietor, partner who owns more than 10% of the business, or a shareholder-employee of an S Corporation who owns more than 5% of the business (or a family member as defined by the IRS), he or she presently may not borrow from his or her vested Account Balance without first obtaining a prohibited transaction exemption from the Department of Labor. Participants should consult with their attorneys or tax advisors regarding the advisability and procedures for obtaining such an exemption. Loans are also available under our self-directed prototype plan and under an individually designed plan if the terms of the plan allow them.

Generally speaking, when a loan is taken, an amount equal to the loan is transferred out of the Investment Options and is set up as a loan account. While the loan is outstanding, the participant must pay interest on the loan. Any principal and interest paid will be added to the participant's loan account balance and will be taxable on distribution. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. The interest paid on a retirement plan loan may not be deductible.

Loans from the plan should be applied for through the employer. Loans are subject to restrictions under federal tax laws and all plans of the employer are aggregated for purposes of these restrictions. Loan kits containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives. PLEASE NOTE THAT PARTICIPANTS MAY NOT TAKE A LOAN FROM THE REAL ESTATE FUND OR FROM THE GUARANTEED RATE ACCOUNTS PRIOR TO MATURITY. If a participant is married, written spousal consent will be required for a loan.

BENEFIT PAYMENT OPTIONS

We offer a variety of benefit payment options to participants who are eligible to receive benefits from a plan. However, many self-directed and individually-designed plans do not allow all of these options, so you should ask your employer for details on which of these options may be available. Your plan may allow for one or more of the following forms of distribution to be selected:

   o  Qualified Joint and Survivor Annuity

   o  Lump Sum Payment

   o  Installment Payments

   o  Life Annuity

   o  Life Annuity--Period Certain

   o  Joint and Survivor Annuity

   o  Joint and Survivor Annuity--Period Certain

   o  Cash Refund Annuity

See Types of Benefits in the SAI for detailed information regarding each of these options, and Procedures for Withdrawals, Distributions and Transfers in the SAI.

The annuity options may be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity. Fixed annuities are available from insurance companies selected by the Trustees, which meet criteria established by the Trustees from time to time. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution. We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund. The minimum amount that can be used to purchase any type of annuity is $3,500. In most cases an annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.

SPOUSAL CONSENT RULES

If a participant is married and has an Account Balance greater than $3,500, federal law generally requires payment of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless the participant and spouse have properly waived that form of payment in advance. If a participant is married, the spouse must consent in writing before any type of withdrawal can be made.

SPOUSAL CONSENT REQUIREMENTS

Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of the first day of the plan year in which you attain age 35 or the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.

BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the beneficiary. The law generally requires the entire benefit to be distributed no more than five years after death. There are two exceptions--(1) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period measured by life expectancy beginning any time up to the date the participant would have attained age 70 1/2 or, if later, one year after the participant's death, and (2) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period measured by life expectancy, provided payments begin within one year of death. If, at death, a participant was already receiving benefits, the beneficiary can continue to receive benefits based on the payment option selected by the participant. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. The spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in Procedures for Withdrawals, Distributions and Transfers--Spousal Consent Requirements in the SAI.

If a participant in the Master Plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survive, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her
(a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and
(e) nephews and nieces. If none of them survive, the participant's vested benefit will be paid to the participant's estate.

Under the Master Plan, on the day we receive proof of death, we automatically transfer the participant's Account Balance in the Equity Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions. The balance in the Real Estate Fund will be treated as a Priority 1 distribution and will be scheduled for transfer to the Money Market Guarantee Account following the last day of the next quarter. See Special Risks Related to the Real Estate Fund.

                            DEDUCTIONS AND CHARGES
------------------------------------------------------------------------------

There are two general types of expenses you may incur under the Program. The first is expenses which are applicable to all amounts invested in the Program. These include the Program expense charge, investment management, administration fees, and certain other expenses borne directly by the Funds. These charges are deducted from the amount invested in the Program regardless of the type of plan you may have. Generally speaking, these charges are reflected as reductions in the Unit Values of the Funds or as reductions from the rates credited to the Guaranteed Options. These charges apply to all amounts invested in the Program, including amounts being distributed under installment payout options.


The second type of charge is expenses which vary by the type of plan you have or which are charged for specific transactions. These are typically stated in terms of a defined dollar amount. Unless otherwise noted, fees which are set in fixed dollar amounts are deducted by reducing the number of Units in the appropriate Funds and the number of dollars in the Guaranteed Options. The number of Units to be deducted from the Real Estate Fund is based on the last Unit Value determined prior to the date of deduction. See Condensed Financial Information and How We Calculate the Value of Amounts Allocated to The Real Estate Funds. The amount allocable to the three-year or five-year Guaranteed Rate Account will be taken from your most recent GRA in that Account.


No deductions are made from contributions or withdrawals for sales expenses.

               CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM
------------------------------------------------------------------------------
------------------------------------------------------------------------------
PROGRAM EXPENSE CHARGE
------------------------------------------------------------------------------

We assess the Program expense charge against the combined value of Program assets in all the Investment Options. The purpose of this charge is to cover the expenses incurred by Equitable Life and the ADA in connection with the Program. The Unit Values of the Funds and the interest rates credited to the Guaranteed Options reflect the deduction of this charge.


Effective May 1, 1997 the amount payable to us and the ADA is based on two components consisting of (i) a declining percentage of total Program assets ranging from 0.51% of the first $500 million of such assets to 0.45% of Program assets over $2 billion, and (ii) a charge per plan enrolled in the Program, which will be adjusted for inflation. For the 12 months beginning May 1, 1997, the Program expense charge is 0.630%. In addition, the ADA assesses a Program expense charge to reimburse it for expenses it incurs in connection with the Program. This charge is 0.025% of the first $400 million of Program assets as of January 31 of each year and 0.020% of such assets over $400 million. Currently, the portion paid to the ADA has been reduced to 0.01% for all asset levels, but the charge could in the future be increased to the levels set forth in the preceding sentence.

For all Investment Options other than GRAs, the Program expense charge is calculated based on Program assets on January 31 in each year, and is charged at a monthly rate of 1/12 of the relevant annual charge. For GRAs, the Program expense charge is calculated based on Program assets on January 31 of each year, and is charged at a constant daily rate of 1/365 of the relevant annual charge until maturity. Subsequent changes in the Program Expense Charge will not be reflected in the charge against closed GRAs. In addition to the Program expense charge, an annual investment accounting fee of 0.02% is charged on all amounts of Program assets invested in GRAs issued after February 1992. This fee is reflected in the interest rates credited to the GRAs and is calculated and charged in the same manner as the Program expense charge.


Our portion of the Program expense charge is applied toward the cost of maintenance of the Investment Options, promotion of the Program, commissions, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. Currently, this fee has been reduced to 0.01% for all asset value levels. During 1996 we received $7,203,202 and the ADA received $114,285 under the Program expense charge then in effect.


------------------------------------------------------------------------------
ADMINISTRATION AND INVESTMENT MANAGEMENT FEES
------------------------------------------------------------------------------

The computation of the Unit Values applicable for each Fund also reflects the deduction of charges for administration and investment management.

EQUITY FUNDS. We receive fees for investment management services we provide for the Growth Equity Fund. We also receive an administration fee from all the Equity Funds which covers the administrative functions related to the offering of those Funds. We maintain records for all portfolio transactions and cash flow control, calculate Unit Values, monitor compliance with the New York Insurance Law and supervise custody matters for all the Funds.


REAL ESTATE FUND. The investment management fee compensates us for managing the Real Estate Fund as well as the underlying Prime Property Fund. There is no additional charge for our management of Prime Property Fund. The services we provide with respect to the Real Estate Fund include monitoring the Real Estate Fund's holdings and liquidity. The services we provide with respect to Prime Property Fund include selecting real properties for purchase and sale, selecting managers for those properties and, in some cases, managing the properties ourselves, appraising the properties, accounting for their receipts and disbursements and servicing any loans issued by Prime Property Fund. The administration fee is to reimburse us for the additional expenses involved in administering the Fund.


FEES. The investment management and administration fees are also based on the Program assets in the Fund at the end of the second month prior to the day on which the calculation is being made. The fees charged monthly are 1/12 of the following amounts:

                                                          TYPE OF FEE
---------------------------------------------------------------------------------------
                               VALUE OF PROGRAM    INVESTMENT
            FUND                 FUND ASSETS       MANAGEMENT   ADMINISTRATION   TOTAL
---------------------------  ------------------  ------------  --------------  --------
 Growth Equity Fund           First $100 million       .29%          .15%          .44%
                              Over $100 million        .20           .15           .35
 --------------------------   ------------------ ------------  --------------  --------
 Aggressive Equity Fund       All amounts              --            .15(1)        .15(1)
 --------------------------   ------------------ ------------  --------------  --------
 ADA Foreign Fund             All amounts              --            .15(2)        .15(2)
 --------------------------   ------------------ ------------  --------------  --------
 Equity Index Fund            All amounts              --            .15           .15
 --------------------------   ------------------ ------------  --------------  --------
 Lifecycle
 Fund--Conservative           All amounts              --            .15           .15
 --------------------------   ------------------ ------------  --------------  --------
 Lifecycle Fund--Moderate     All amounts              --            .15           .15
 --------------------------   ------------------ ------------  --------------  --------
 Real Estate Fund             First $50 million       1.10           .25          1.35
                              Next $25 million        1.00           .25          1.25
                              Over $75 million         .95           .25          1.20
 --------------------------   ------------------ ------------  --------------  --------


(1) An annual amount of up to 0.25% of the average daily net assets of the ADA Program invested in the MFS Emerging Growth Fund is paid to Equitable Life. Equitable Life has waived the 0.15% Administration fee applicable to the Aggressive Equity Fund and will use the payment from MFS Funds Distributors, Inc. to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

(2) Equitable Life has waived the administrative fee for the ADA Foreign Fund in view of the payment for services rendered it will receive from Templeton in an amount equal to the 12b-1 fees charged by Templeton to the Templeton Foreign Fund. The 12b-1 fee charged by Templeton is at the annual rate not to exceed 0.25% of the Templeton Foreign Fund's assets. Amounts received by us will be used for administrative expenses associated with the Program's operations and to fund Program enhancements. Equitable Life receives a recordkeeping fee of up to $12, per participant, per year from Templeton.

------------------------------------------------------------------------------
OTHER EXPENSES BORNE DIRECTLY BY THE FUNDS
------------------------------------------------------------------------------

Certain costs and expenses are charged directly to the Funds. These may include Securities and Exchange Commission filing fees and certain related expenses including printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program. These are included as "Other Expenses" in the tables of Annual Fund Operating Expenses and Summary of Fund Expenses.


The Aggressive Equity, ADA Foreign and Equity Index Funds purchase and sell shares in the MFS Emerging Growth Fund, Templeton Foreign Fund and SSgA S&P 500 Index Fund, respectively, at net asset value. The net asset value reflects charges for management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the MFS Emerging Growth Fund, Templeton Foreign Fund and the SSgA S&P 500 Index Fund, which are indirectly borne by the Funds, please refer to the prospectuses for each of these funds.

The Lifecycle Funds--Conservative and Moderate purchase and sell units in the Lifecycle Fund Group Trusts--Conservative and Moderate, respectively, at net asset value. The net asset value reflects charges for investment management, audit, legal, custodian and other fees. By agreement with the ADA Trustees, Equitable Life imposes a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds--Conservative and Moderate to compensate it for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying Funds maintained by State Street among the Investment Options described in this prospectus. For a description of charges and expenses assessed by the Lifecycle Fund Group Trusts, which are indirectly borne by the Lifecycle Funds, please refer to our separate prospectus for those Funds.


                        PLAN AND TRANSACTION EXPENSES
------------------------------------------------------------------------------
------------------------------------------------------------------------------
ADA RETIREMENT PLAN, PROTOTYPE SELF-DIRECTED PLAN AND
INDIVIDUALLY-DESIGNED PLAN FEES
------------------------------------------------------------------------------

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:

ADA Members Retirement Plan participants .....    $3 per quarter
Self-Directed Prototype Plan participants ....    $3 per quarter
Participants in Pooled-Trust Arrangement .....    $1 per quarter

ENROLLMENT FEE. The employer must pay us a non-refundable enrollment fee of $25 for each participant enrolling under its plan. If we do not maintain individual participant records under an individually-designed plan, the employer is instead charged $25 for each plan or trust. If these charges are not paid by the employer, the amount may be deducted from subsequent contributions or from participants' Account Balances.

PROTOTYPE SELF-DIRECTED PLAN FEES. Employers who participate in our prototype self-directed plan will incur additional fees not payable to us, such as brokerage and administration fees.

------------------------------------------------------------------------------
INDIVIDUAL ANNUITY CHARGES
------------------------------------------------------------------------------

ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, a $350 charge will usually be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application for the annuity and with issuing each month's annuity payment. Annuities purchased from other providers may also be subject to fees and charges. See Distributions From the Investment Options and Benefit Payment Options for details.


PREMIUM TAXES. In certain jurisdictions, amounts used to purchase an annuity are subject to charges for premium and other applicable taxes (rates currently range up to 5%). Taxes depend, among other things, on your place of residence, applicable laws and the form or annuity benefit you select. We will deduct such charges based on your place of residence at the time the annuity payments begin.

------------------------------------------------------------------------------
GENERAL INFORMATION ON FEES AND CHARGES
------------------------------------------------------------------------------

We may change our investment management fees if we give the Trustees 90 days notice and comply with certain conditions of our group annuity contract with them. The other fees and charges described above may be changed at any time by the mutual consent of Equitable Life and the ADA. During 1996 we received total fees and charges under the Program of $10,298,698.

                      FEDERAL INCOME TAX CONSIDERATIONS


Current federal income tax rules relating to adoption of the Program and generally to distributions to participants under qualified retirement plans are outlined briefly below. The rules relating to contributions are outlined briefly in the SAI under Provisions of the ADA Plans. For purposes of this outline we have assumed that you are not a participant in any other qualified retirement plan. We have not attempted to discuss other current federal income tax rules that govern participation, vesting, funding or prohibited transactions, although some information on these subjects appears here and in the SAI; nor do we discuss the reporting and disclosure or fiduciary requirements of the Employee Retirement Income Security Act. In addition, we do not discuss the effect, if any, of state tax laws that may apply. FOR INFORMATION ON THESE MATTERS, WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISOR.


------------------------------------------------------------------------------
ADOPTING THE PROGRAM
------------------------------------------------------------------------------

If you adopt an ADA Plan, you will not need IRS approval unless you adopt certain provisions. We will tell you whether it is desirable for you to submit your plan to the Internal Revenue Service for approval. If you make such a submission, you will have to pay an IRS user's fee. The Internal Revenue Service does not have to approve your adoption of the Pooled Trust.

------------------------------------------------------------------------------
INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS
------------------------------------------------------------------------------

In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.

LUMP SUM DISTRIBUTIONS. If your benefits are distributed to you in a lump sum after you have participated in the plan for at least five taxable years, you may be able to use five-year averaging. Under this method, the tax on the lump sum distribution is calculated separately from taxes on any other income you may have during the year. The tax is calculated at ordinary income tax rates in the year of the distribution, but as if it were your only income in each of five years. The tax payable is the sum of the five years' calculations. To qualify for five-year averaging, the distribution must consist of your entire balance in the plan and must be made in one taxable year of the recipient after you have attained age 59 1/2. Five-year averaging is available only for one lump sum distribution.

If you were born before 1936, you may elect to have special rules apply to one lump sum distribution. You may elect either ten-year averaging using 1986 rates or five-year averaging using then current rates. In addition, you may elect separately to have the portion of your distribution attributable to pre-1974 contributions taxed at a flat 20% rate.


Effective January 1, 2000, five year averaging on lump sum distributions may no longer be used.


ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or individual retirement arrangement ("IRA"), or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See Eligible Rollover Distributions and Federal Income Tax Withholding in the SAI for a more detailed discussion.

ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is treated as ordinary income except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you were required to include in gross income in prior years. A portion of each annuity or installment payment you receive will be excluded from gross income. If you (and your survivor) continue to receive payments after your cost basis in the contract has been paid out, all amounts will be taxable.

IN SERVICE WITHDRAWALS; HARDSHIP WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each in-service withdrawal attributable to cost basis is received income tax-free. The portion that is attributable to earnings will be included in your gross income. Amounts contributed before January 1, 1987 to employer plans which on May 5, 1986 permitted such withdrawals, are taxable withdrawals only to the extent that they exceed the amount of your cost basis. Other amounts are treated as partly a return of cost basis with the remaining portion treated as earnings. Amounts included in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 59 1/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.


The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions used to pay deductible medical expenses.

EXCESS DISTRIBUTIONS. There is a 15% excise tax on aggregated distributions in excess of a threshold amount from qualified plans, IRAs and Section 403(b) tax deferred annuities (even if those plans were maintained by unrelated employers).

For distributions to individual participants, this tax is temporarily suspended for the years 1997, 1998 and 1999.


WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See Eligible Rollover Distributions and Federal Income Tax Withholding in the SAI. Under the ADA Master Retirement Plan, we will withhold the tax and send you the remaining amount. Under an individually designed plan or our prototype self-directed plan that uses the Pooled Trust for investment only, we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding federal income tax upon distributions to you or your beneficiary.

------------------------------------------------------------------------------
OTHER TAX CONSEQUENCES
------------------------------------------------------------------------------

Federal estate and gift and state and local estate, inheritance, and other tax consequences of participation in the Program depend on the residence and the circumstances of each participant or beneficiary. For complete information on federal, state, local and other tax considerations, you should consult a qualified tax advisor.

                                MISCELLANEOUS
------------------------------------------------------------------------------

CHANGE OR DISCONTINUANCE OF THE PROGRAM. The group annuity contract has been amended from time to time, and may be amended in the future. No future change can affect annuity benefits in the course of payment. Provided certain conditions are met, we may terminate the offer of any of the Investment Options and offer new ones with different terms.

Our contract with the Trustees may be terminated by us or the ADA. If our contract with the Trustees is terminated, we will not accept any further contributions or perform recordkeeping functions after the date of termination. At that time we would make arrangements with the Trustees as to the disposition of assets in the Investment Options we provide, subject to the following restrictions (i) transfers and withdrawals of assets allocated to the Real Estate Fund would continue to be subject to the restrictions described in this prospectus and in the SAI; (ii) assets allocated to the Money Market Guarantee Account would be transferred at the direction of the Trustees in installments over a period of time not to exceed two years; however, during that time participants would be permitted to transfer amounts out of the Money Market Guarantee Account to a funding vehicle provided by another financial institution (other than a money market fund or similar investment); and (iii) amounts allocated to the Guaranteed Rate Accounts will be held until maturity. You may be able to continue to invest amounts in the Investment Options we provide and elect payment of benefits through us if the Trustees make arrangements with us.

DISQUALIFICATION OF PLAN. If your plan is found not to qualify under the Internal Revenue Code, we may return the plan's assets to the employer, as the plan administrator or we may prevent plan participants from investing in the separate accounts.

REPORTS. We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

REGULATION. We are subject to regulation and supervision by the Insurance Department of the State of New York, which periodically examines our affairs. We are also subject to the insurance laws and regulations of all jurisdictions in which we are authorized to do business. This regulation does not, however, involve any supervision of the investment policies of the Funds or of the selection of any investments except to determine compliance with the law of New York. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations.

LEGAL PROCEEDINGS. We are engaged in litigation of various kinds which in our judgment is not of material importance in relation to our total assets. None of the litigation now in progress is expected to affect any assets of the Funds.

ADDITIONAL INFORMATION. A registration statement relating to the offering described in this prospectus has been filed with the Securities and Exchange Commission under the Securities Act of 1933. Certain portions of the Registration Statement have been omitted from this prospectus and the SAI pursuant to the rules and regulations of the Commission. The omitted information may be obtained by requesting a copy of the registration statement from the Commission's principal office in Washington, D.C., and paying the Commission's prescribed fees or by accessing the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) System.

EXPERTS. The financial statements as of December 31, 1996 and for each of the two years in the period then ended for Separate Account Nos. 4, 191, 200, 30 and 8 included in the SAI and the condensed financial information for Separate Account Nos. 4, 191, 200 and 30 for each of the four years in the period ended December 31, 1996 included in this prospectus and the financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in the SAI for Equitable Life have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


ACCEPTANCE. The employer or plan sponsor, as the case may be, is solely responsible for determining whether the Program is a suitable funding vehicle and should, therefore, carefully read the prospectus and other materials before entering into a Participation Agreement.

                              TABLE OF CONTENTS
                    OF STATEMENT OF ADDITIONAL INFORMATION


                                                   PAGE
                                                   ----
The Contracts.................................     SAI-2
Your Responsibilities as Employer.............     SAI-2
Procedures for Withdrawals, Distributions and
 Transfers....................................     SAI-3
Types of Benefits.............................     SAI-8
Provisions of the Master Plan.................     SAI-9
Prime Property Fund Investments...............    SAI-13
Investment Restrictions Applicable to
 the Funds....................................    SAI-16
How We Value the Assets of the Funds .........    SAI-17
Summary of Unit Values for the Funds .........    SAI-19
Growth Equity Fund Transactions...............    SAI-21
Investment Management Fee.....................    SAI-22
Underwriter...................................    SAI-22
Our Management................................    SAI-23
Financial Statements..........................    SAI-25



                       CLIP AND MAIL TO US TO RECEIVE A
                      STATEMENT OF ADDITIONAL INFORMATION
------------------------------------------------------------------------------

              To:       The Equitable Life Assurance Society
                         of the United States
                        Box 2486 G.P.O.
                        New York, NY 10116


Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 1997.


       Name
                --------------------------------------------------------------
       Address:
                --------------------------------------------------------------

                --------------------------------------------------------------

                --------------------------------------------------------------

------------------------------------------------------------------------------


Copyright 1997 by The Equitable Life Assurance Society of the United States. All rights reserved.

                                     INVESTMENT OPTION CHARACTERISTICS

                                                                                               LIFECYCLE
                      GROWTH          AGGRESSIVE         ADA FOREIGN          EQUITY            FUND--
                   EQUITY FUND        EQUITY FUND           FUND            INDEX FUND       CONSERVATIVE
--------------  ----------------  -----------------  -----------------  -----------------  ---------------
Designed for    Long term growth  Long term growth   Long term growth   Parallel the       Current income
 (Objective)    of capital        of capital         of capital         total return of    and low to
                                                                        the S&P 500 Index  moderate growth
                                                                                           of capital
--------------  ----------------  -----------------  -----------------  -----------------  ---------------
Invests         Common stocks     Invests 100% of    Invests 100% of    Invests 100% of    Invests 100% of
 Primarily In   and other         its assets in the  its assets in the  its assets in the  its assets in a
                equity-type       MFS Emerging       Templeton Foreign  SSgA S&P 500       mix of
                securities        Growth Fund which  Fund which         Index Fund which   underlying
                generally issued  invests in common  invests primarily  invests in all     collective
                by large and      stocks of small    in common stocks   500 stocks in the  investment
                intermediate-     and medium-sized   of companies       S&P 500 Index in   funds
                sized companies   companies that     outside the U.S.   proportion to      maintained by
                                  are early in                          their weighting    State Street
                                  their life cycle.                     in the Index
--------------  ----------------  -----------------  -----------------  -----------------  ---------------
Risk to         Average for a     Somewhat higher    Somewhat higher    Somewhat lower     Somewhat lower
 Principal      growth fund       than a growth      than a growth      than the Growth    than the
                                  fund               fund               Equity Fund        Lifecycle
                                                                                           Fund--Moderate
--------------  ----------------  -----------------  -----------------  -----------------  ---------------
Primary Growth  Capital           Capital            Capital            Capital            Capital
 Potential      appreciation and  appreciation and   appreciation and   appreciation and   appreciation
 Through        reinvested        reinvested         reinvested         reinvested         and reinvested
                dividends         dividends          dividends          dividends          dividends and
                                                                                           interest
--------------  ----------------  -----------------  -----------------  -----------------  ---------------
Income          No                No                 No                 No                 No
 Guarantee
--------------  ----------------  -----------------  -----------------  -----------------  ---------------
Volatility of   Somewhat more     Highly volatile    Generally depends  Generally equal    Generally lower
 Return         volatile than                        on stock, country  to the S&P 500     than pure
                the S&P 500                          and currency       Index              equity funds,
                                                     selections, as                        but degree may
                                                     well as market                        vary depending
                                                     factors                               on market
                                                                                           conditions
--------------  ----------------  -----------------  -----------------  -----------------  ---------------
Transfers to    Permitted daily   Permitted daily    Permitted daily    Permitted daily    Permitted daily
 other
 Options
--------------  ----------------  -----------------  -----------------  -----------------  ---------------
Withdrawal      No                No                 No                 No                 No
 Penalties
--------------  ----------------  -----------------  -----------------  -----------------  ---------------















































                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                           INVESTMENT OPTION CHARACTERISTICS

                    LIFECYCLE                                           MONEY MARKET
                      FUND--         REAL ESTATE       GUARANTEED        GUARANTEE
                     MODERATE            FUND         RATE ACCOUNTS       ACCOUNT
--------------  ----------------  ----------------  ---------------  ----------------
Designed for    Growth of         Stable rate of    Principal and    Principal and
 (Objective)    capital and       return through    interest         interest
                reasonable level  rental income     guaranteed--     guaranteed--
                of current        and appreciation  interest rates   short term rates
                income                              reflect
                                                    maturities
--------------  ----------------  ----------------  ---------------  ----------------
Invests         Invests 100% of   High-grade,       Contributions    Contributions
 Primarily In   its assets in a   income-producing  credited with    credited with
                mix of            real property     fixed rate of    current
                underlying                          interest until   guaranteed rate
                collective                          the maturity     of interest
                investment funds                    date
                maintained by
                State Street
--------------  ----------------  ----------------  ---------------  ----------------
Risk to         Somewhat lower    Lower than the    Carrier          Equitable Life
 Principal      than a growth     Equity Funds      providing GRAs   guarantees
                fund                                guarantees       principal and
                                                    principal and    interest; also
                                                    interest         backed by assets
                                                                     in insulated
                                                                     separate account
--------------  ----------------  ----------------  ---------------  ----------------
Primary Growth  Capital           Rental income,    Interest income  Interest income
 Potential      appreciation,     capital
 Through        reinvested        appreciation and
                dividends         interest
--------------  ----------------  ----------------  ---------------  ----------------
Income          No                No                Yes--subject to  Yes
 Guarantee                                          withdrawal
                                                    penalties
--------------  ----------------  ----------------  ---------------  ----------------
Volatility of   Generally lower   Stable and less   Carrier          Equitable Life
 Return         than pure equity  volatile than     providing GRAs   guarantees
                funds, but        the Equity Funds  guarantees       monthly interest
                degree may vary                     interest rate    rate; also
                depending on                        until the        backed by assets
                market                              maturity date    in insulated
                conditions                                           separate account
--------------  ----------------  ----------------  ---------------  ----------------
Transfers to    Permitted daily   Permitted         Permitted only   Permitted daily
 other                            quarterly if      at maturity
 Options                          cash available
--------------  ----------------  ----------------  ---------------  ----------------
Withdrawal      No                No                Prior to         No
 Penalties                                          maturity,
                                                    withdrawals may
                                                    not be
                                                    permitted or
                                                    may be subject
                                                    to a penalty
--------------  ----------------  ----------------  ---------------  ----------------



The Funds each have different investment objectives and policies that can affect the returns of each Fund and the market and financial risks to which each is subject. While we do not intend to change the investment objectives of the pooled funds, we nevertheless have the right to do so, subject to the approval of the New York State Insurance Department. The Funds involve a greater potential for growth but involve risks that are not present with the Guaranteed Options. There is no assurance that any of the investment objectives of the Funds will be achieved or that the risk to principal or volatility of return will be as indicated.

-----------------------------------------------------------------------------
                     STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------------------------------------------------




MAY 1, 1997


                         AMERICAN DENTAL ASSOCIATION
                          MEMBERS RETIREMENT PROGRAM


Separate Account Units of interest under a group annuity contract with THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, 1290 Avenue of the Americas, New York, New York 10104, which funds the American Dental Association Members Retirement Program. Toll-free telephone number 1-800-223-5790.
-----------------------------------------------------------------------------

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the prospectus dated May 1, 1997 for the American Dental Association Members Retirement Program. THIS SAI RELATES TO ALL INVESTMENT OPTIONS EXCEPT THE EQUITY INDEX FUND AND LIFECYCLE FUNDS, WHICH ARE DISCUSSED IN OUR SEPARATE SAI FOR THOSE FUNDS.


A copy of the prospectus to which this Statement of Additional Information relates is available at no charge by writing to Equitable Life at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number.

The following information is contained primarily in the prospectus:

                           Investment Objectives and Policies
                           Investment Advisory Services


Certain of the cross references in this Statement of Additional Information are contained in the prospectus dated May 1, 1997 to which this Statement of Additional Information relates.


                              TABLE OF CONTENTS


                                                         PAGE
                                                         ----
The Contracts.......................................     SAI-2
Your Responsibilities as Employer...................     SAI-2
Procedures for Withdrawals, Distributions and
  Transfers.........................................     SAI-3
 Pre-Retirement Withdrawals.........................     SAI-3
 Benefit Distributions..............................     SAI-4
 Spousal Consent Requirements.......................     SAI-4
 Eligible Rollover Distributions and
  Federal Income Tax Withholding....................     SAI-5
 Premature Withdrawals and Transfers from
  a GRA.............................................     SAI-5
 Maturing GRAs......................................     SAI-6
 Special Rules for Distributions and Transfers
  from the Real Estate Fund.........................     SAI-6
 Real Estate Fund Withdrawals from Prime  Property
 Fund...............................................     SAI-7
Types of Benefits...................................     SAI-8
Provisions of the Master Plan ......................     SAI-9
 Plan Eligibility Requirements......................     SAI-9
 Contributions to Qualified Plans...................    SAI-10
 Contributions to the Master Plan...................    SAI-10
 Allocation of Contributions........................    SAI-11
 The Master Plan and Section 404(c) of  ERISA ......    SAI-12
 Vesting............................................    SAI-12
Prime Property Fund Investments.....................    SAI-13
Holdings of Prime Property Fund.....................    SAI-14
Investment Restrictions Applicable to the Funds ....    SAI-16
 The Growth Equity Fund.............................    SAI-16
 The Aggressive Equity Fund.........................    SAI-16
 The ADA Foreign Fund...............................    SAI-16
 The Equity Index Fund..............................    SAI-16
 Lifecycle Funds....................................    SAI-17
 The Real Estate Fund...............................    SAI-17
How We Value the Assets of the Funds................    SAI-17
 Assets Held in Prime Property Fund.................    SAI-18

























Summary of Unit Values for the Funds................    SAI-19
  The Equity Funds .................................    SAI-19
  The Real Estate Fund .............................    SAI-20
  Prime Property Fund ..............................    SAI-20
Growth Equity Fund Transactions.....................    SAI-21
Prime Property Fund Transactions....................    SAI-22
Investment Management Fee...........................    SAI-22
Underwriter.........................................    SAI-22
Our Management......................................    SAI-23
Financial Statements................................    SAI-25

------------


Copyright 1997 by The Equitable Life Assurance Society of The United States. All rights reserved.

------------------------------------------------------------------------------
                   ADDITIONAL INFORMATION ABOUT THE PROGRAM

THE CONTRACTS


The Program is primarily funded through a group annuity contract issued to the Trustees by The Equitable Life Assurance Society of the United States (Equitable Life). The contract governs the Investment Options that are provided by Equitable Life under the Program. The Trustees have also entered into two group annuity contracts with Principal Mutual Life Insurance Company (Principal Mutual Life) which govern Guaranteed Rate Accounts opened during the one year period beginning July 31, 1996. The Trustees hold all contracts for the benefit of employers and participants in the Program.


In addition, the Trustees and Equitable Life have entered into an administrative services agreement that governs Equitable Life's duties relating to administrative support, recordkeeping and marketing for the Program. This agreement would under most circumstances terminate at the same time as the group annuity contract.

YOUR RESPONSIBILITIES AS EMPLOYER

If you adopt the Master Plan, you as the employer and plan administrator will have certain responsibilities, including:

   o sending us your contributions at the proper time and in the proper format;

   o maintaining all personnel records necessary for administering your plan;

   o  determining who is eligible to receive benefits;

   o  forwarding to us all the forms your employees are required to submit;

   o distributing summary plan descriptions and participant annual reports to your employees and former employees;

   o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

   o filing an annual information return for your plan with the Internal Revenue Service, if required;

   o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

   o determining the amount of all contributions for each participant in the plan;


   o  forwarding salary deferral and post-tax employee contributions to us;

   o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

   o providing us with written instructions for allocating amounts in the plan's forfeiture account.


                                     SAI-2

------------------------------------------------------------------------------

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by your adoption of the Pooled Trust for investment only. If you adopt our self-directed prototype plan, you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.

We will give you guidance and assistance in the performance of your responsibilities. The ultimate responsibility, however, rests with you. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.

PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS

PRE-RETIREMENT WITHDRAWALS. Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 59 1/2, and employees may generally not receive a distribution prior to separation from service. However, if your employer maintains the Master Plan as a profit sharing plan, you may request distribution of benefits after you reach age 59 1/2 even if you are still working. If your employer maintains the Master Plan as a 401(k) plan and you are under age 59 1/2, you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable Income Tax Regulations. Each withdrawal must be at least $1,000 (or, if less, your entire Account Balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time.

You may withdraw all or part of your Account Balance under the Master Plan attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your Account Balance attributable to post-tax employee contributions). See Federal Income Tax Considerations in the prospectus.

All benefit payments (including withdrawals due to plan terminations) will be paid in accordance with the rules described below under Benefit
Distributions. All other withdrawals will be effected as of the close of business on the day we receive the properly completed form.

If you are married, your spouse must consent in writing before you can make any type of withdrawal. See Spousal Consent Requirements below.

Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan. In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See Spousal Consent Requirements below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

PLEASE NOTE THAT GENERALLY YOU MAY NOT MAKE WITHDRAWALS FROM THE GUARANTEED RATE ACCOUNTS PRIOR TO MATURITY EVEN IF THE EMPLOYER PLAN PERMITS WITHDRAWALS PRIOR TO THAT TIME. (SEE PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA). TRANSFERS FROM THE ADA FOREIGN FUND, THE EQUITY INDEX FUND, THE AGGRESSIVE EQUITY FUND AND THE LIFECYCLE FUNDS--CONSERVATIVE AND MODERATE ARE PERMITTED DAILY EXCEPT UNDER INFREQUENT CIRCUMSTANCES WHEN THEY MAY BE SUBJECT TO A DELAY. SEE BENEFIT DISTRIBUTIONS BELOW. IN ADDITION, THE REAL ESTATE FUND IS SUBJECT TO SPECIAL WITHDRAWAL RULES WHICH ARE DESCRIBED UNDER SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE FUND.

                                     SAI-3

------------------------------------------------------------------------------

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under the Master Plan, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. If we receive your properly completed forms on or before the 15th of the month, your benefits will commence as of the close of business on the first business day of the next month; if your forms arrive after the 15th, your benefits will commence as of the close of business on the first business day of the second following month.

Under an individually designed plan and our self-directed prototype plan, your employer must send us a request for disbursement form. We will send single sum payments to your plan's trustee as of the close of business on the day we receive a properly completed form. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See Types of Benefits. Annuity payments will be paid directly to you and will commence as of the close of business on the first business day of the next month if we receive your properly completed forms on or before the 15th of the month. If we receive your properly completed forms after the 15th, annuity payments will commence as of the close of business on the first business day of the second following month.

Transfers and withdrawals from the Aggresive Equity Fund, the ADA Foreign Fund and the Equity Index Fund may be deferred if there is any delay in redemption of shares of the respective mutual funds in which the Funds invest. We generally do not expect any delays.

Transfers and withdrawals from the Lifecycle Funds--Conservative and Moderate may be deferred if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

Special rules apply to withdrawals from the Real Estate Fund. See Special Rules for Distributions and Transfers from the Real Estate Fund.

Please note that we use the value of your vested benefits at the close of business on the day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the company you selected. If you are withdrawing more than $50,000 and you would like expedited delivery at your expense, you may request it on your election of benefits form.


Distributions under a qualified retirement plan such as yours are subject to extremely complicated legal requirements. When you are ready to retire, we suggest that you discuss the available payment options with your employer or financial advisor. Our Account Executives can provide you or your employer with information.


SPOUSAL CONSENT REQUIREMENTS. Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of the first day of the plan year in which you attain age 35 or the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a Qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or form of distribution, but gives you the right to name any beneficiary or

                              SAI-4

------------------------------------------------------------------------------

form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed and individually designed profit sharing plans that do not offer life annuity benefits.

ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan or individual retirement arrangement
(IRA). An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually) (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or (2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:

   o  certain corrective distributions under Internal Revenue Code (Code)
      Section 401(k) plans;

   o  loans that are treated as distributions; and

   o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order.

If a distribution is made to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution" income tax will be withheld from all taxable payments unless the recipient elects not to have income tax withheld.

PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other Investment Options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to one of the other Investment Options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, we will continue to hold your money in GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment-only arrangement. See The Program--Summary of the Plans and Trusts in the prospectus.

Withdrawals are not permitted prior to maturity unless they are permitted under your plan and are Exempt or Qualified, as explained below. Exempt Withdrawals may be made without penalty at any time. Qualified Withdrawals are subject to a penalty. No Qualified Withdrawals are permitted from a five-year GRA during the first two years after the end of its offering period; this rule does not apply if the amount of the applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for Exempt and Qualified Withdrawals will first be used to make withdrawal or installment payments. Please note that withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by a carrier other than Equitable Life are subject to Equitable Life's receipt of the proceeds of such GRA from such carrier.

Exempt Withdrawal. You may withdraw amounts without penalty from a GRA prior to its maturity if:

   o you are a dentist age 59 1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

                              SAI-5

------------------------------------------------------------------------------

   o you are not a dentist and you attain age 59 1/2 or terminate employment (including retirement);

   o  you are disabled;

   o  you attain age 70 1/2; or

   o  you die.

Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a dentist and are taking payment upon retirement after age 59 1/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

       (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

      (ii) the years and/or fraction of a year until maturity, times

     (iii) the amount withdrawn from the GRA.

We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.

Your original contributions will never be reduced by this adjustment. No adjustment is made if the current three-year GRA rate is equal to or less than the rate for the GRA from which the Qualified Withdrawal is being made. A separate adjustment is calculated for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, the excess may be deducted as necessary from interest accumulated in other GRAs of the same duration.

EXAMPLE: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a Qualified Withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%-4%=2%, (ii) 2% X 1 year=2%, (iii)
2% X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.

MATURING GRAS

   o  Your confirmation notice lists the maturity date for each GRA you hold.


   o You may arrange in advance for the reinvestment of your maturing GRAs by using the Account Investment Management ("AIM") system.
      (Instructions must be received at least four days before the GRA matures.)


   o The instructions you give us remain in effect until you change them (again, at least four days before you want the change to go into effect).

   o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

   o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.

SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE
FUND. PLEASE NOTE THAT AT TIMES OF INSUFFICIENT LIQUIDITY WITHDRAWALS FROM THE REAL ESTATE FUND AND PRIME PROPERTY FUND COULD BE DELAYED IN

                              SAI-6

------------------------------------------------------------------------------

ACCORDANCE WITH THE PROCEDURES DESCRIBED BELOW. AT THIS TIME THE REAL ESTATE FUND IS FULFILLING WITHDRAWAL REQUESTS ON A CURRENT BASIS. YOU MAY CALL US TO RECEIVE CURRENT INFORMATION REGARDING THE STATUS OF REAL ESTATE FUND WITHDRAWALS. SEE SPECIAL RISKS RELATED TO THE REAL ESTATE FUND IN THE PROSPECTUS FOR MORE INFORMATION.

There is a minimum wait of one calendar quarter for withdrawals from the Real Estate Fund. All distributions and transfers from the Real Estate Fund will be scheduled to be made shortly after the end of the calendar quarter following the quarter in which we receive properly completed forms. (See The Real Estate Fund in the prospectus for more information on how we value and liquidate Real Estate Fund Units.) The amount distributed will be based on the Real Estate Fund's Unit Value on the date distribution is made. Withdrawals from the Real Estate Fund must be made in amounts of at least $1,000 or, if less, your balance in the Real Estate Fund.

IN ADDITION TO THE WAIT OF AT LEAST ONE CALENDAR QUARTER WHICH IS REQUIRED BY OUR PROCEDURES, IT IS ALSO POSSIBLE THAT THE REAL ESTATE FUND WILL NOT HAVE ENOUGH CASH TO MAKE ALL WITHDRAWALS AND TRANSFERS WHEN REQUESTED. If at the end of a calendar quarter the Real Estate Fund does not have enough cash to pay all scheduled withdrawals, they will be divided into two priority categories. Priority 1 consists of all amounts requested because of death or disability or after age 70 1/2. Priority 2 consists of all other requests. THE REAL ESTATE FUND WILL SATISFY ALL SCHEDULED PRIORITY 1 DISTRIBUTION REQUESTS BEFORE IT SATISFIES ANY PRIORITY 2 REQUEST, EVEN IF THE PRIORITY 1 REQUESTS WERE RECEIVED AFTER THE PRIORITY 2 REQUESTS. If the Real Estate Fund does not have enough cash to make all Priority 1 distributions, they will be paid in the order the requests were received. After the Real Estate Fund has made all Priority 1 distributions, it will make Priority 2 distributions and transfers. If the Real Estate Fund does not satisfy all scheduled Priority 2 distributions and transfer requests, they will be paid in the order the requests were received.

To make Priority 1 distributions, the Real Estate Fund will use substantially all its liquid assets, keeping only a reserve that we believe is adequate for anticipated expenses. If possible, the Real Estate Fund will also liquidate as much of its interest in Prime Property Fund as required. With regard to Priority 2, we will make distributions and transfers to the extent that funds are available from cash flow and from liquidation of Prime Property Fund units. However, we will not make Priority 2 distributions and transfers if the Real Estate Fund cannot liquidate enough of its interest in Prime Property Fund and we believe that it would be desirable to maintain liquidity to meet anticipated Priority 1 distributions.

Requests that remain unpaid will be scheduled for the next quarterly distribution date. At that time they will be satisfied to the extent possible, in accordance with their respective priorities and order of receipt. Please note that if you make a Priority 2 request that is not paid when scheduled, Priority 1 distributions requested in later quarters may be paid before your Priority 2 request.


REAL ESTATE FUND WITHDRAWALS FROM PRIME PROPERTY FUND. If the Real Estate Fund does not have enough liquid assets to pay all requested withdrawals, it will seek to withdraw some or all of its interest from Prime Property Fund. We may postpone withdrawals from Prime Property Fund, however, for such time as we reasonably consider necessary to obtain the amount to be withdrawn or to protect the interests of other participants in Prime Property Fund. In making this determination, we consider primarily (i) the availability of cash to manage Prime Property Fund's property holdings, to meet emergencies and to meet commitments for property acquisitions and loans, (ii) the time necessary to dispose of properties and (iii) any adverse impact of proposed property sales on other participants in Prime Property Fund.


If withdrawal from Prime Property Fund is restricted, any payment from Prime Property Fund is applied pro rata to the withdrawal requests of all participants in Prime Property Fund that are eligible for payment on the withdrawal date, regardless of when those requests were made. Prime Property Fund withdrawal

                              SAI-7

------------------------------------------------------------------------------

requests not satisfied by a pro rata distribution are deferred until the next withdrawal date (generally the last business day of the following quarter), at which time the amount available for distribution will again be applied pro rata to all pending requests. For purposes of this policy, the Real Estate Fund is considered a single participant in Prime Property Fund, on par with each other participant in Prime Property Fund. From the first quarter of 1995 through the third quarter of 1995, Prime Property Fund satisfied all participant withdrawal requests. As of the fourth quarter of 1995, Prime Property Fund was unable to satisfy all participant withdrawal requests. Consequently, withdrawals from Prime Property Fund are being delayed in accordance with the procedures discussed above. However, since June 1994 the Real Estate Fund has had sufficient liquidity; and withdrawals have not been restricted. If the Real Estate Fund experiences periods of insufficient liquidity withdrawals may be delayed in accordance with the procedures described above. See Special Rules for Distributions and Transfers from the Real Estate Fund. There have been other periods when there was insufficent available cash in Prime Property Fund to meet all withdrawal requests and the above withdrawal procedures were put into place for all pending Prime Property Fund withdrawal requests. During these other periods Real Estate Fund withdrawals were not delayed or restricted in any manner because there was sufficient liquidity in the Real Estate Fund.


In general, a withdrawal from Prime Property Fund by one or more of its larger investors could significantly reduce its cash position and increase the likelihood that the Real Estate Fund would not have cash sufficient to meet all withdrawal requests. At December 31, 1996 there were 208 participants in Prime Property Fund, none of which held more than 3.6% of Prime Property Fund.


TYPES OF BENEFITS

Under the Master Plan, and under most self-directed prototype plans, except as provided below, you may select one or more of the following forms of distribution once you are eligible to receive benefits. Please see Benefit Distributions under Procedures for Withdrawals, Distributions and Transfers. Not all of these distribution forms may be available to you, if your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits. We suggest you ask your employer what types of benefits are available under your plan.

Fixed annuities are available from insurance companies selected by the Trustees, which meet criteria established by the Trustees from time to time. Fixed annuities are currently not available from Equitable Life. The types of fixed annuity benefits described below will be available through one or more of such companies. Upon your request, the companies will provide annuity benefit information. We will have no further responsibility for the amount used to purchase the annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each insurance company based on its current annuity purchase rates. The amount of your monthly annuity benefit will depend on the type of annuity selected, your age and the age of your beneficiary if you select a joint and survivor annuity. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.

QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $3,500, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see Spousal Consent Requirements under Procedures for Withdrawals, Distributions and Transfers for an explanation of the procedures for electing not to receive a Qualified Joint and Survivor Annuity.

                              SAI-8
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LUMP SUM PAYMENT. A single payment of all or part of your vested benefits.
If you take a lump sum payment of only part of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. IF YOUR VESTED BENEFIT IS $3,500 OR LESS, YOU WILL RECEIVE A LUMP SUM PAYMENT OF THE ENTIRE AMOUNT.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining Account Balance will be invested in whatever Options you designate, other than the Real Estate Fund; each payment will be drawn pro rata from all the Options you have selected. If you elect installment payments, you may not leave or place any assets in the Real Estate Fund. If you have more than one GRA, amounts held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary.

LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity); the longer the specified period, the smaller the monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

PROVISIONS OF THE MASTER PLAN

PLAN ELIGIBILITY REQUIREMENTS. Under the Master Plan, the employer specifies the eligibility requirements for its plan in the Participation Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligibility service may be required for a 401(k) arrangement.

                              SAI-9

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The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the Plan to discriminate in favor of "highly compensated" employees (defined below). The Master Plan provides that a partner or shareholder may, upon commencement of employment or upon first becoming eligible to participate in any qualified plan of the employer, make a one-time irrevocable election not to participate in the plan or to make a reduced contribution. This election applies to all plans of the employer, now and in the future, and should be discussed with your tax advisor.

CONTRIBUTIONS TO QUALIFIED PLANS. Current federal income tax rules relating to contributions under qualified retirement plans are outlined briefly below. For purposes of this outline we have assumed that you are not a participant in any other qualified retirement plan.


The employer's contributions to the plan are deductible in the year for which they are made. As a general rule, employer contributions must generally be made for any year by the due date (including extensions) for filing the employer's federal income tax return for that year. However, under Department of Labor ("DOL") rules, participants' salary deferrals under a 401(k) plan must be contributed by the employer as soon as practicable after the payroll period for which the deferral is made, but no later than the 15th business day of the month following the month in which participant contributions are withheld or received by the employer.


If the employer contributes more to the plan than is deductible under the rules described below, the employer may be liable for a 10% penalty tax on that nondeductible amount and may risk disqualifying the plan.

CONTRIBUTIONS TO THE MASTER PLAN. The employer makes annual contributions to its plan based on the plan's provisions.

An employer that adopts the Master Plan as a profit sharing plan makes contributions in discretionary amounts to be determined annually. The aggregate employer contribution to the plan, including participants' salary deferrals under a 401(k) arrangement, is limited to 15% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions made on behalf of the self-employed person.


A 401(k) arrangement is available as part of the profit sharing plan. Under a 401(k) arrangement, employees are permitted to make contributions to the plan on a pre-tax basis. The maximum amount that may be contributed by highly compensated employees is limited depending upon the amount that is contributed by non-highly compensated employees and the amount the employer designates as a nonforfeitable 401(k) contribution. For 1997, "highly compensated" employee for this purpose is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $80,000 from the practice in 1996. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $9,500 for 1997 reduced by that employee's salary reduction contributions to simplified employee pensions (SEPs), employee contributions to tax deferred (Section 403(b)) annuities, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 1997 is $6,000.


If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that is specified in the Participation Agreement.


Under either type of plan, compensation in excess of $160,000 in 1997 must be disregarded in making contributions. Contributions may be integrated with Social Security which means that contributions with respect to each participant's compensation in excess of the integration level may exceed contributions made with respect to compensation below the integration level, within limits imposed by the Code. Your Account Executive can help you determine the legally permissible contribution.


                             SAI-10
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Contributions on behalf of non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage contributed on behalf of key employees, if less than 3%). In 1997, "key employee" means
(a) an owner of one of the ten largest (but more than 1/2%) interests in the practice with earnings of more than $30,000, or (b) an officer of the practice with earnings of more than $62,500 or (c) an owner of more than 5% of the practice, or (d) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (b), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.

Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) thereon. Post-tax contributions are subject to complex rules under which the maximum amount that may be contributed by highly compensated employees is limited, depending on the amount contributed by non-highly compensated employees. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD MAKE SURE THAT ALL NON-DISCRIMINATION TESTS HAVE BEEN PASSED. If an employer employs only "highly compensated" employees (as defined above), post-tax contributions may not be made to the plan. In addition, the employer may make matching contributions to certain plans, i.e., contributions which are based upon the amount of post-tax or pre-tax 401(k) contributions made by plan participants. Special non-discrimination rules apply to matching contributions and may limit the amount of matching contributions that may be made on behalf of highly compensated employees.


Contributions on behalf of each participant are limited to the lesser of $30,000 and 25% of his earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions are taken into account for purposes of applying this limitation.

Each participant's Account Balance equals the sum of the amounts accumulated in each Investment Option. We will maintain separate records of each participant's interest in each of the Investment Options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions and employer matching contributions. Any amounts rolled over from the plan of a previous employer will also be accounted for separately. Our records will also reflect each participant's percentage of vesting (see below) in his Account Balance attributable to employer contributions and employer matching contributions.

The participant will receive an individual confirmation of each transaction (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing his Account Balance in each Investment Option attributable to each type of contribution. Based on information supplied by you, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to 401(k) plans and plans that accept post-tax employee contributions or employer matching contributions.


Non-discrimination tests do not apply to SIMPLE 401(k) plans, as long as the employer makes a matching contribution equal to 100% of the amount deferred by each participant, up to 3% of compensation or a 2% non-elective contribution to all eligible employees and follows the notification and filing requirements outlined in the SIMPLE 401(k) model amendment to the Master Plan.


Elective deferrals to a 401(k) plan are subject to applicable FICA (social security) and FUTA (unemployment) taxes.

ALLOCATION OF CONTRIBUTIONS. Contributions may be allocated among any number of the Investment Options. Allocation instructions may be changed at any time, and as often as needed, by calling the AIM System. New instructions become effective on the business day we receive them. Employer contributions

                             SAI-11

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may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions will automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. The allocation percentages for employee contributions will automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT.

The Master Plan and Section 404(c) of ERISA. The Master Plan is a participant directed individual account plan designed to comply with the requirements of
Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor (DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.

Section 404(c) plans must, among other things, make a broad range of investment choices available to participants and beneficiaries and must provide them with enough information to make informed investment decisions. The ADA Program provides the broad range of investment choices and information that are needed in order to meet the requirements of Section 404(c). Our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information; it is the employer's responsibility, however, to see that this information is distributed in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.

VESTING. Vesting refers to the nonforfeitable portion of a participant's Account Balance attributable to employer contributions under the Master Plan. The participant's Account Balance attributable to 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), post-tax employee contributions and to rollover contributions is nonforfeitable at all times.

A participant will become fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet become vested under the plan's vesting schedule will be forfeitable. The normal retirement age is 65 under the Master Plan.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:

              SCHEDULE A    SCHEDULE B    SCHEDULE C

 YEARS OF       VESTED        VESTED        VESTED
  SERVICE     PERCENTAGE    PERCENTAGE    PERCENTAGE
----------  ------------  ------------  ------------
     1             0%            0%            0%
     2           100            20             0
     3           100            40           100
     4           100            60           100
     5           100            80           100
     6           100           100           100

If the plan requires more than one year of service for participation, it must use Schedule A or one at least as favorable to participants.


All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This does not include employer and matching contributions made to a plan before amending to a SIMPLE 401(k) plan.


                             SAI-12

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PRIME PROPERTY FUND INVESTMENTS

Since typically 90% to 100% of the Real Estate Fund's assets are invested in Prime Property Fund, we have provided the following information about the investments of Prime Property Fund.


Prime Property Fund seeks the acquisition and long-term ownership of high-grade, income-producing real property. Prime Property Fund seeks to invest in properties that are located in strong rental markets and have continuous potential for resale. At December 31, 1996, Prime Property Fund held 158 investments in wholly-owned properties and equities in partnerships with an aggregate appraised value of $3.2 billion.

Prime Property Fund seeks to diversify its property portfolio by usage and location. Prime Property Fund's major holdings (in wholly-owned properties and equities in partnerships) as of December 31, 1996 included:

   o 29 retail properties, primarily super-regional shopping centers, with an aggregate market value of $1650.5 million.

   o  40 office properties, with an aggregate market value of $964.5 million.

   o 77 industrial properties (primarily warehouses) and research and development facilities, with an aggregate market value of $406.4 million.

   o  5 hotels, with an aggregate market value of $129.6 million.

   o 7 other properties, which include any other income-producing properties not specifically mentioned above, with an aggregate market value of $36.1 million.

In addition to wholly-owned properties and equities in partnerships, Prime Property Fund has eight investments in mortgage loans receivable with an aggregate market value of $300.0 million, or 8.4% of Prime Property Fund's investments. Prime Property Fund also has one investment in REIT stock with a market value of $28.9 million or 0.8% of Prime Property Fund's investments. Mortgages and common stock may be accepted as partial consideration for properties sold.

BORROWINGS. There is no limit on mortgage indebtedness with respect to any one property. During the period from 1987 through 1996 Prime Property Fund's total borrowings secured by wholly-owned properties ranged from 10.4% to 22.2% of the total portfolio value. Properties held by joint ventures may also be mortgaged. The borrowings on wholly-owned properties held in Prime Property Fund as of December 31, 1996 are summarized below.


-----------------------------------------------------------------------------


Summary of Borrowings on Wholly-Owned Properties*--December 31, 1996

Number of mortgages payable............        8
Number of encumbered properties  ......       16
Outstanding borrowings (millions) .....   $662.8
Borrowings as a percent of total
 value.................................     22.2%

----------
*Prime Property Fund also held interests in real estate partnerships having total assets of $1147.6 million and total liabilities of $800 million.
 ----------------------------------------------------------------------------


                             SAI-13

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HOLDINGS OF PRIME PROPERTY FUND


The charts below describe the investments in wholly-owned properties, partnership equities and mortgage and construction loans receivable of Prime Property Fund as of December 31, 1996 and for the other periods indicated.



--------------------------------------------------------------
DISTRIBUTION OF INVESTMENT VALUE BY TYPE AND LOCATION* (BY
PERCENTAGE)--DECEMBER 31, 1996
--------------------------------------------------------------
                  SOUTH    EAST     MID-WEST    WEST     TOTAL
--------------  -------  -------  ----------  -------  -------
Industrial/R&D     4.0%     2.2%       1.1%      4.3%     11.6%
Office             1.3     16.0        1.1      12.2      30.6
Retail            11.3     14.6       20.7       6.4      53.0
Hotel              1.0      1.7        --        1.0       3.7
Other              0.1      0.9        --        0.1       1.1
--------------  -------  -------  ----------  -------  -------
Total             17.7%    35.4%      22.9%     24.0%    100.0%
--------------  -------  -------  ----------  -------  -------



------------------------------------------------------------
DISTRIBUTION OF INVESTMENTS BY TYPE AND LOCATION* (BY NUMBER
OF INVESTMENTS)--DECEMBER 31, 1996
------------------------------------------------------------
                  SOUTH    EAST    MID-WEST    WEST    TOTAL
--------------  -------  ------  ----------  ------  -------
Industrial/R&D     29       18        10        20       77
Office              2       25         7         9       43
Retail              7       13        10         3       33
Hotel               1        3        --         1        5
Other               1        6         1         1        9
--------------  -------  ------  ----------  ------  -------
Total              40       65        28        34      167
--------------  -------  ------  ----------  ------  -------



-------------------------------------------------------
DISTRIBUTION OF INVESTMENT VALUE BY LOCATION* (BY
PERCENTAGE)
-------------------------------------------------------
              1996     1995     1994     1993     1992
----------  -------  -------  -------  -------  -------
South         17.7%    18.5%    19.7%    20.0%    20.8%
East          35.4     35.0     31.0     30.9     29.9
Mid-West      22.9     24.0     27.3     27.6     26.6
West          24.0     22.5     22.0     21.5     22.7
----------  -------  -------  -------  -------  -------


----------
* Each region comprises the states indicated:

  South: Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Oklahoma, Tennessee, Texas

  East: Connecticut, Delaware, District of Columbia, Kentucky, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, West Virginia

  Mid-West: Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, Wisconsin

  West: Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington, Wyoming

                             SAI-14

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
-----------------------------------------------------------
DISTRIBUTION OF INVESTMENT VALUE BY PROPERTY TYPE (BY
PERCENTAGE)
-----------------------------------------------------------
                  1996     1995     1994     1993     1992
--------------  -------  -------  -------  -------  -------
Industrial/R&D    11.6%    11.0%    10.6%    10.8%    11.4%
Office            30.6     30.1     24.9     25.2     26.8
Retail            53.0     54.4     60.8     60.0     57.6
Hotel              3.7      3.5      3.2      2.9      3.3
Other              1.1      1.0      0.5      1.1      0.9
--------------  -------  -------  -------  -------  -------


---------------------------------------------------------------------------------------
DISTRIBUTION OF INVESTMENT VALUE BY TYPE OF OWNERSHIP (BY PERCENTAGE)--
DECEMBER 31, 1996
---------------------------------------------------------------------------------------
                  WHOLLY-OWNED     EQUITY IN         MORTGAGE       INVESTMENT
                  REAL ESTATE*    PARTNERSHIPS   LOANS RECEIVABLE    IN REIT      TOTAL
--------------  --------------  --------------  ----------------  ------------  -------
Industrial/R&D        11.2%           0.4%             --%             --%         11.6%
Office                24.8            2.7              3.1             --          30.6
Retail                46.8            0.2              5.2            0.8          53.0
Hotel                  2.4            1.3              --              --           3.7
Other                  0.1            0.9              0.1             --           1.1
--------------  --------------  --------------  ----------------  ------------  -------
Total                 85.3%           5.5%             8.4%            0.8%       100.0%
--------------  --------------  --------------  ----------------  ------------  -------


* Title to wholly-owned properties allocated to Prime Property Fund is generally held in Equitable Life's name.

-------------------------------------------------------------
DISTRIBUTION OF INVESTMENTS BY VALUE RANGE*--DECEMBER 31,
1996
-------------------------------------------------------------
 INVESTMENT                                     PERCENTAGE OF
    VALUE       PERCENTAGE OF      NUMBER OF     TOTAL NUMBER
 (MILLIONS)    INVESTMENT VALUE   INVESTMENTS   OF INVESTMENTS
------------  ----------------  -------------  --------------
Under $2.5            1.2%             33            19.8%
$2.5-$5               3.8              38            22.7
$5-$10                6.6              33            19.7
$10-$20               7.8              19            11.4
$20-$50              25.5              26            15.6
$50-$100             22.0              11             6.6
Over $100            33.1               7             4.2
------------  ----------------  -------------  --------------
Total               100.0%            167           100.0%
------------  ----------------  -------------  --------------

* Includes all investments stated at the Fund's ownership share.

                             SAI-15

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INVESTMENT RESTRICTIONS APPLICABLE TO THE FUNDS

THE GROWTH EQUITY FUND. The Growth Equity Fund will not:

   o trade in foreign exchange (except transactions incidental to the settlement of purchases or sales of securities);

   o make an investment in order to exercise control or management over a company;

   o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act), except as stated below;

   o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

   o trade in commodities or commodity contracts; purchase or write puts and calls (options);

   o purchase real estate or mortgages, except as stated below. The Fund may buy shares of real estate investment trusts listed on stock exchanges or reported on the National Association of Securities Dealers, Inc. automated quotation system ("NASDAQ");

   o have more than 5% of its assets invested in the securities of any one registered investment company. A Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

   o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

   o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements; or

   o invest more than 10% of its total assets in restricted securities, real estate investments, or portfolio securities not readily marketable.

   o make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.

THE AGGRESSIVE EQUITY FUND. The Aggressive Equity Fund will operate as discussed in The Equity Funds--The Aggressive Equity Fund in the prospectus, and will be subject to the investment policies and limitations described there. The prospectus for the MFS Emerging Growth Fund describes the investment objective, policies and limitations applicable to the Fund. A free copy of the MFS Emerging Growth Fund prospectus may be obtained by calling an Equitable Life Account Executive.

THE ADA FOREIGN FUND. The ADA Foreign Fund will operate as discussed in The Equity Funds--The ADA Foreign Fund in the prospectus, and will be subject to the investment policies and limitations described there. The prospectus for the Templeton Foreign Fund describes the investment objective, policies and limitations applicable to that Fund. A free copy of the Templeton Foreign Fund prospectus may be obtained by calling an Equitable Life Account Executive.

THE EQUITY INDEX FUND. The Equity Index Fund will operate as discussed in The Equity Funds--The Equity Index Fund in the prospectus, and will be subject to the investment policies and limitations

                             SAI-16

------------------------------------------------------------------------------


described there. The prospectus for the SSgA S&P 500 Index Fund describes the investment objective, policies and limitations applicable to the SSgA S&P 500 Index Fund. A free copy of the SSgA S&P 500 Index Fund prospectus may be obtained by calling an Equitable Life Account Executive.


LIFECYCLE FUNDS. The Lifecycle Funds will operate as discussed in The Equity Funds--The Lifecycle Funds in the prospectus, and will be subject to the investment policies and limitations described there. Our separate prospectus for the Lifecycle Funds describes the investment objectives, policies and limitations applicable to the Lifecycle Fund Group Trusts. A free copy of that prospectus may be obtained by calling an Equitable Life Account Executive.

THE REAL ESTATE FUND. The Real Estate Fund will operate as discussed in The Real Estate Fund in the prospectus, and will be subject to the investment policies and limitations described there.

HOW WE VALUE THE ASSETS OF THE FUNDS

THE GROWTH EQUITY FUND. The assets of the Growth Equity Fund are valued as follows:

   o STOCKS listed on national securities exchanges or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, they are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

   o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

   o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

   o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value. The Growth Equity Fund, as well as the Real Estate Fund, may also acquire short-term debt securities through units in our Separate Account No. 2A. These unit values are calculated in the same way as Fund Units. The assets of Separate Account No. 2A are valued as described above.

Our investment officers determine in good faith the fair value of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.

                             SAI-17

------------------------------------------------------------------------------

THE AGGRESSIVE EQUITY FUND. The Fund will invest all of its assets in the MFS Emerging Growth Fund. The asset value of the MFS Emerging Growth Fund is computed on a daily basis by the MFS Emerging Growth Fund. See the prospectus of the MFS Emerging Growth Fund for information on valuation methodology.

THE ADA FOREIGN FUND. The Fund will invest all of its assets in shares of the Templeton Foreign Fund. The asset value of the Templeton Foreign Fund is computed on a daily basis by the Templeton Foreign Fund. See the prospectus of the Templeton Foreign Fund for information on valuation methodology.


THE EQUITY INDEX FUND. The Fund will invest all of its assets in the SSgA S&P 500 Index Fund. The asset value of the SSgA S&P 500 Index Fund is computed on a daily basis by the SSgA S&P 500 Index Fund. See the prospectus of the SSgA S&P 500 Index Fund for information on valuation methodology.


THE LIFECYCLE FUNDS. The Lifecycle Funds--Conservative and Moderate will invest all of their assets in the Lifecycle Fund Group Trusts--Conservative and Moderate, respectively. The Group Trusts, in turn, will invest all of their assets in the Underlying Funds. See our separate prospectus for the Lifecycle Funds for information on valuation methodology.

ASSETS HELD IN PRIME PROPERTY FUND. Real properties held by Prime Property Fund (Equitable's Separate Account No. 8) are valued by staff appraisers in our field offices or third-party appraisers. Appraised values do not necessarily represent the prices at which the real estate investments would sell since sales prices are determined by negotiation between a willing buyer and seller.

Our appraisers value each Prime Property Fund property prior to acquisition and at the end of each calendar quarter thereafter. The initial appraisal is a fully documented appraisal. This appraisal takes into account all relevant information, including the property's physical attributes, location, marketability, zoning, expandability, and adaptability to use. The initial appraisal also involves consideration of values based on the three major methods of estimating property value:

   o the income method, based on the value of the property's projected income stream;

   o the cost method, based on the replacement cost of improvements, less depreciation, plus land value; and

   o  the market method, based on the sales prices of similar properties.

Subsequent quarterly appraisals include less documentation but take into account all relevant information and consist of a physical inspection, a valuation based on the most relevant of the three above methods, usually the income method, performance record and an assessment of any relevant market changes. Interim monthly valuations also take into account physical or economic changes respecting a property which we believe would have a material effect on its market value. Quarterly appraisals are prepared primarily by staff appraisers. Staff appraisals are submitted to one of three designated third-party appraisal firms which also physically inspect those properties periodically. These appraisal firms provide Equitable Real Estate with a written statement of concurrence annually.

Partnership equities are valued at Prime Property Fund's equity in the net assets of the partnerships in accordance with the valuation procedures described above.


During the past five years, on average, net proceeds (equal to sales price minus sales expenses) from sales of properties in which Equitable Life retains no equity interest were equal to approximately 99.3% of their most recent quarterly valuation. In some cases, Prime Property Fund has received purchase money mortgages for a portion of the sales price.


                             SAI-18

------------------------------------------------------------------------------

Mortgage and construction loans receivable are valued by comparing the loan rate of interest to market rates for loans of comparable quality and duration, giving consideration to the value of the underlying security.

See Note B2 to the Financial Statements of Separate Account No. 8 (Prime Property Fund) in this SAI for more information about the valuation of investments in Prime Property Fund.

SUMMARY OF UNIT VALUES FOR THE FUNDS

THE EQUITY FUNDS. Set forth below are Unit Values for the Growth Equity, Aggressive Equity, ADA Foreign and Equity Index Funds, computed to the nearest cent on the last business day of the periods specified. The value of a Growth Equity Fund Unit was established at $10.00 on January 1, 1968, the date the Program first became available. At the close of business on November 30, 1995, the Aggressive Equity Fund's interest in Separate Account No. 3 (Pooled) was transferred to Separate Account No. 200 at the Unit Value then in effect for Separate Account No. 3 (Pooled). The ADA Foreign Fund Unit Value was established at $10.00 on March 2, 1992, the date the ADA Foreign Fund began operations. The Equity Index Fund Unit Value was established at $10.00 on February 1, 1994, the date the Equity Index Fund began operations. The Lifecycle Funds' Unit Values were established at $10.00 on May 1, 1995, the date these Funds began operation. Since the Lifecycle Funds and the Lifecycle Fund Group Trusts have had no prior operations, Unit Values for the Lifecycle Funds prior to May 1, 1995 are not provided.


Hypothetical Unit Values for the ADA Foreign Fund for periods prior to March 2, 1992 assume that the Fund's assets are invested 100% in the Templeton Foreign Fund. Hypothetical Unit Values for the ADA Foreign Fund and for the Equity Index Fund for periods prior to the availability of those Funds under the Program were calculated by applying the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the Templeton Foreign Fund for the ADA Foreign Fund, and to the historical investment experience of the SSgA S&P 500 Index Fund (from its first full year of operations) for the Equity Index Fund. Hypothetical Unit Values for the Aggressive Equity Fund were calculated by applying the Program expense charge and other expenses actually incurred by the Aggressive Equity Fund during the time it invested in Separate Account No. 3 (Pooled) to the historical investment performance of the MFS Emerging Growth Fund Class A and B shares for the corresponding periods.



                                UNIT VALUES OF THE EQUITY FUNDS*
                                                                                   LIFECYCLE      LIFECYCLE
LAST BUSINESS        GROWTH        AGGRESSIVE      ADA FOREIGN    EQUITY INDEX       FUND-          FUND-
DAY OF             EQUITY FUND   EQUITY FUND (A)    FUND (B)        FUND (C)      CONSERVATIVE    MODERATE
---------------  -------------  ---------------  -------------  --------------  --------------  -----------
1987                 $ 70.48         $ 8.78          $ 5.57              --              --            --
1988                   81.94           9.41            6.75              --              --            --
1989                  117.90          11.86            8.74              --              --            --
1990                  103.88          11.47            8.41              --              --            --
1991                  156.93          21.37            9.86              --              --            --
1992                  157.79          23.68            9.81          $ 9.06              --            --
1993                  187.30          29.22           13.08            9.64              --            --
1994                  183.07          30.40           13.01            9.71              --            --
1995                  240.03          42.62           14.31           13.12          $10.59        $11.01
1996                  280.94          48.48           16.71           15.91           11.04         12.18
March 1997            272.31          46.55           17.26           16.27           10.96         12.16



----------
 *     Hypothetical Unit Values are shown in italics.

(a) For periods after December 1, 1995, Unit Values reflect the actual performance of Separate Account No. 200, for periods prior to such date Unit Values reflect the share values of the MFS Emerging Growth Fund Class A shares since September 13, 1993, when those shares were first offered for sale. From December 31, 1986 to September 13, 1993, the performance of Class B shares is reflected. The hypothetical performance shown would have been somewhat higher for the period if Class A shares had been available.


                             SAI-19

------------------------------------------------------------------------------

(b) For periods prior to March 2, 1992, Unit Values reflect hypothetical performance.
(c) For periods prior to February 1, 1994, Unit Values reflect hypothetical performance.


THE REAL ESTATE FUND. The Real Estate Fund Unit Value was established at $10.00 on August 29, 1986, the date the Real Estate Fund began operations. Set forth below are Unit Values for the Real Estate Fund, computed to the nearest cent on the last business day of the periods specified.


                     UNIT VALUES OF THE REAL ESTATE FUND


 LAST BUSINESS
     DAY OF        UNIT VALUE*
---------------  -------------
1987                  10.84
1988                  11.37
1989                  12.29
1990                  12.53
1991                  11.44
1992                  10.85
1993                  10.50
1994                  10.88
1995                  11.36
1996                  11.38
March 1997            11.59


----------
(*) Unit Values are the actual Unit Values last determined before the date shown, which determination normally will have been from five to ten days after the end of the preceding month. Consequently, the Unit Values may differ from the Unit Values presented in Condensed Financial Information in the prospectus.

PRIME PROPERTY FUND. Set forth below are the unit values of Prime Property Fund, computed to the nearest cent on the last business day of the periods specified. The value of a Prime Property Fund unit was established at $1,000.00 on August 20, 1973, the date on which it commenced operations. Unit values are shown without deduction for investment management fees.

                      UNIT VALUES OF PRIME PROPERTY FUND


 LAST BUSINESS
     DAY OF        UNIT VALUE
---------------  ------------
      1987         $4,848.46
      1988          5,260.89
      1989          5,765.73
      1990          5,786.40
      1991          5,367.19
      1992          5,177.99
      1993          5,287.69
      1994          5,643.72
      1995          5,622.21
      1996          6,218.96


                             SAI-20

------------------------------------------------------------------------------


GROWTH EQUITY FUND TRANSACTIONS

The Growth Equity Fund is charged for securities brokers' commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for a Fund are executed primarily through brokers that receive a commission paid by the Fund. The brokers are selected by Alliance Capital Management L.P. ("Alliance") and Equitable Life. For 1996, 1995 and 1994, the Growth Equity Fund paid $5,682,578, $6,044,623 and
$4,738,796, respectively, in brokerage commissions.


Alliance and Equitable Life seek to obtain the best price and execution of all orders placed for the portfolios of the funds, considering all the circumstances. If transactions are executed in the over-the-counter market, they will deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. There are occasions on which portfolio transactions for the Funds may be executed as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients advised by Alliance and Equitable Life. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When the concurrent authorizations occur, the objective is to allocate the executions among the Funds and the other accounts in a fair manner.

We also consider the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. Factors in evaluating research services include the diversity of sources used by the broker and the broker's experience, analytical ability, and professional stature. The receipt of research services from brokers tends to reduce our expenses in managing the Funds. This is taken into account when setting the expense charges.


Brokers who provide research services may charge somewhat higher commissions than those who do not. However, we will select only brokers whose commissions we believe are reasonable in all the circumstances. Of the brokerage commissions paid by the Growth Equity Fund during 1996, $5,463,647 was paid to brokers providing research services on transactions of $3,287,148,404.


We periodically evaluate the services provided by brokers and prepare internal proposals for allocating among those various brokers business for all the accounts we manage or advise. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by us. We have no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that we will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. We may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.

Research information obtained by us may be used in servicing all accounts under our management, including our general account. Similarly, not all research provided by a broker or dealer with which the Funds transact business will necessarily be used in connection with those Funds.

When making securities transactions for Funds that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), we seek to obtain prompt execution in an effective manner at the best price. Subject to this general objective, we may give orders to dealers or underwriters who provide investment research. None of the Funds will pay a higher price, however, and the fact that we may benefit from such research is not considered in setting the expense charges.

In addition to using brokers and dealers to execute portfolio securities transactions for accounts we manage, we may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.

                             SAI-21

------------------------------------------------------------------------------

PRIME PROPERTY FUND TRANSACTIONS

Prime Property Fund is charged separately for fees paid to independent property managers, outside legal expenses, operating expenses, real estate taxes and insurance premiums. In addition, Prime Property Fund reimburses Equitable Life for certain direct expenses and pays property management and leasing fees associated with Equitable Life's management of some properties held in Prime Property Fund.

INVESTMENT MANAGEMENT FEE

The table below shows the amount we received under the investment management fee under the Program during each of the last three years. These figures include charges for financial accounting. See Deductions and Charges in the prospectus. We no longer receive management fees for the Aggressive Equity, ADA Foreign and Equity Index Funds.


 FUND                   1996        1995        1994
------------------  ----------  ----------  ----------
Growth Equity......   $852,622    $585,663    $632,720
Aggressive Equity .         --     193,600     209,181
ADA Foreign........         --          --      40,815
Equity Index
 Fund*.............         --          --          --
Real Estate........     42,470      41,887      39,344

------------
 * The Equity Index Fund became available on February 1, 1994. In 1994, we received $788 in financial accounting fees for this Fund.



UNDERWRITER


EQ Financial Consultants, Inc. ("EQ Financial"), a wholly-owned subsidiary of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. EQ Financial is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the National Association of Securities Dealers, Inc. EQ Financial's principal business address is 1755 Broadway, New York, NY 10019. The offering of the units under the contract is continuous. No underwriting commissions have been paid during any of the last three fiscal years with respect to units of interest under the contract. See Deductions and Charges in the prospectus.


                             SAI-22

------------------------------------------------------------------------------

OUR MANAGEMENT

Equitable Life is managed by a Board of Directors which is elected by its shareholders. Its directors and certain of its executive officers and their principal occupations are as follows:


DIRECTORS
NAME                                   PRINCIPAL OCCUPATION
-----------------------------  ------------------------------------------------------------------------
Claude Bebear                     Chairman of the Executive Board, AXA-UAP
Christopher Brocksom              Retired Chief Executive Officer, AXA-UAP Equity & Law Life Assurance
                                  Society PLC
Francoise Colloc'h                Senior Executive Vice President, Human Resources and Communications,
                                  AXA-UAP
Henri de Castries                 Senior Executive Vice President, Financial Services and Life Insurance
                                  Activities, AXA-UAP
Joseph L. Dionne                  Chairman and Chief Executive Officer, The McGraw-Hill Companies
William T. Esrey                  Chairman and Chief Executive Officer, Sprint Corporation
Jean-Rene Fourtou                 Chairman and Chief Executive Officer, Rhone Poulenc, S.A.
Norman C. Francis                 President, Xavier University of Louisiana
Donald J. Greene                  Counselor-at-Law, Partner, Le Boeuf, Lamb, Greene & MacRae
John T. Hartley                   Retired Chairman and Chief Executive Officer, Harris Corporation
John H. F. Haskell, Jr.           Director and Managing Director, Dillon, Read & Co., Inc.
Mary R. (Nina) Henderson          President, CPC Speciality Markets Group of CPC International, Inc.
W. Edwin Jarmain                  President, Jarmain Group Inc.
G. Donald Johnston, Jr.           Retired Chairman and Chief Executive Officer, JWT Group, Inc.
Winthrop Knowlton                 Chairman, Knowlton Brothers, Inc.
Arthur L. Liman                   Counselor-at-Law, Partner, Paul, Weiss, Rifkind, Wharton & Garrison
George T. Lowy                    Counselor-at-Law, Partner, Cravath, Swaine & Moore
Didier Pineau-Valencienne         Chairman and Chief Executive Officer, Schneider, S.A.
George J. Sella, Jr.              Retired Chairman and Chief Executive Officer, American Cyanamid Company
Dave H. Williams                  Chairman and Chief Executive Officer, Alliance Capital Management, L.P.


                             SAI-23

------------------------------------------------------------------------------

Unless otherwise indicated, the following persons have been involved in the management of Equitable Life in various executive positions during the last five years.


OFFICER-DIRECTORS
NAME                             PRINCIPAL OCCUPATION
-----------------------  -----------------------------------------------------------------
William T. McCaffrey     Senior Executive Vice President and Chief Operating Officer
Joseph J. Melone         Director, President and Chief Executive Officer, The Equitable
                         Companies Incorporated, Chairman, Chief Executive Officer and
                         President, Equitable Life



OTHER OFFICERS*
NAME                            PRINCIPAL OCCUPATION
----------------------  -------------------------------------------------------------------------
Stanley B. Tulin         Senior Executive Vice President and Chief Financial Officer; prior thereto, Chairman, Insurance Consulting and Actuarial Practice, Coopers &
                         Lybrand
Robert E. Garber         Executive Vice President and General Counsel
Peter D. Noris           Executive Vice President and Chief Investment Officer. Prior to May 1995,
                         Vice President/Manager, Insurance Companies Investment Strategies Group,
                         Salomon Brothers, Inc. Prior to November 1992, as Principal, Fixed Income
                         Insurance Group, Morgan Stanley & Company
Jose Suquet              Executive Vice President and Chief Agency Officer
Gordon G. Dinsmore       Senior Vice President and Chief Valuation Actuary
Alvin H. Fenichel        Senior Vice President and Controller
Kevin R. Byrne           Vice President and Treasurer
Paul J. Flora            Senior Vice President and Auditor
Pauline Sherman          Vice President, Secretary and Associate General Counsel

------------
* Current positions listed are with Equitable Life unless otherwise specified.



                             SAI-24

------------------------------------------------------------------------------
                             FINANCIAL STATEMENTS


The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Funds. The financial statements of Separate Account Nos. 4 (Pooled), 30 (Pooled), 191 and 200 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered and they also reflect the charges against the accounts made in accordance with the terms of all other contracts participating in the respective separate accounts. The financial statements of Separate Account No. 8 (Prime Property Fund) reflect charges against the account made in accordance with the terms of all other contracts participating in the account; there are no Program fees charged against Separate Account No. 8.

SEPARATE ACCOUNT NO. 4 (POOLED):
     Reports of Independent Accountants ...............................................................    SAI-26
Separate Account No. 4 (Pooled)(The Growth Equity Fund):
     Statement of Assets and Liabilities, December 31, 1996 ...........................................    SAI-27
     Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1996 and 1995     SAI-28
     Portfolio of Investments, December 31, 1996 ......................................................    SAI-29
     Notes to Financial Statements ....................................................................    SAI-34
SEPARATE ACCOUNT NOS. 191 AND 200:
     Report of Independent Accountants ................................................................    SAI-37
Separate Account No. 191 (The ADA Foreign Fund):
     Statement of Assets and Liabilities, December 31, 1996 ...........................................    SAI-38
     Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1996 and 1995     SAI-39
Separate Account No. 200 (The Aggressive Equity Fund):
     Statement of Assets and Liabilities, December 31, 1996............................................    SAI-40
     Statement of Operations and Changes in Net Assets, for the Years Ended December 31, 1996 and 1995     SAI-41
Separate Account Nos. 191 and 200:
     Notes to Financial Statements.....................................................................    SAI-42
SEPARATE ACCOUNT NO. 30 (POOLED)(THE REAL ESTATE FUND):
     Report of Independent Accountants ................................................................    SAI-44
     Statements of Assets and Liabilities, December 31, 1996 and 1995 .................................    SAI-45
     Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1996 and 1995     SAI-46
     Statements of Cash Flows for the Years Ended December 31, 1996 and 1995 ..........................    SAI-47
     Statement of Investments and Net Assets, December 31, 1996 .......................................    SAI-48
     Notes to Financial Statements ....................................................................    SAI-49
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND):
     Report of Independent Accountants ................................................................    SAI-51
     Statement of Independent Appraisers...............................................................    SAI-52
     Statements of Assets and Liabilities, December 31, 1996 and 1995..................................    SAI-53
     Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1996 and 1995     SAI-54
     Statements of Cash Flows for the Years Ended December 31, 1996 and 1995 ..........................    SAI-55
     Notes to Financial Statements ....................................................................    SAI-56
     Schedule X: Supplementary Income Statement Information, December 31, 1996 and 1995  ..............    SAI-65
     Schedule XII: Mortgage Loans Receivable on Real Estate, December 31, 1996 and 1995  ..............    SAI-66
THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES:
     Report of Independent Accountants ................................................................       F-1
     Consolidated Balance Sheets, December 31, 1996 and 1995 ..........................................       F-2
     Consolidated Statements of Earnings for the Years Ended December 31, 1996, 1995 and 1994  ........       F-3
     Consolidated Statements of Shareholder's Equity for the Years Ended December 31, 1996, 1995 and
       1994 ...........................................................................................       F-4
     Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994  ......       F-5
     Notes to Consolidated Financial Statements .......................................................       F-6


                             SAI-25

------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and the
Participants in the American Dental Association Members Retirement Program

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1996 and its results of operations and changes in net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1996 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The selected per unit information (appearing under "Condensed Financial Information" in the prospectus) is presented for the purpose of satisfying regulatory reporting requirements and is not a required part of the basic financial statements. Such selected per unit information has been subjected to auditing procedures applied during the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP
New York, New York
February 10, 1997


                             SAI-26

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED) (THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities
December 31, 1996
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
 Common stocks--at market value (cost: $1,991,952,527) ................................  $2,440,835,888
 Preferred stocks--at market value (cost: $1,742,250) .................................       1,809,000
 Long-term debt securities--at value (amortized cost: $2,863,053) .....................       2,493,750
 Participation in Separate Account No. 2A--at amortized cost, which approximates
market   value, equivalent to 85,593 units at $255.57 .................................      21,875,326
Cash...................................................................................       2,419,444
Receivables:
 Securities sold ......................................................................      18,681,125
 Dividends.............................................................................         474,057
--------------------------------------------------------------------------------------  --------------
 Total assets..........................................................................   2,488,588,590
--------------------------------------------------------------------------------------  --------------
LIABILITIES:
Payables:
 Securities purchased .................................................................      13,390,630
 Due to Equitable Life's General Account ..............................................      15,548,100
 Investment management fees payable ...................................................           7,688
Accrued expenses ......................................................................         475,122
Amount retained by Equitable Life in Separate Account No. 4 (Note 1)  .................         641,292
--------------------------------------------------------------------------------------  --------------
 Total liabilities.....................................................................      30,062,832
--------------------------------------------------------------------------------------  --------------
NET ASSETS (NOTE 1):
Net assets attributable to participants' accumulations ................................   2,432,753,839
Reserves and other contract liabilities attributable to annuity benefits  .............      25,771,919
--------------------------------------------------------------------------------------  --------------
NET ASSETS ............................................................................  $2,458,525,758
======================================================================================  ==============

See Notes to Financial Statements.

                             SAI-27

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations and Changes in Net Assets
-----------------------------------------------------------------------------

                                                                                   YEAR ENDED DECEMBER 31,
                                                                                    1996            1995
----------------------------------------------------------------------------  --------------  ---------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld--1996: $62,998 and 1995: $239,657)    $   13,755,557  $   19,610,344
Interest and amortization of premium ........................................         292,364        (852,218)
----------------------------------------------------------------------------  --------------  ---------------
Total .......................................................................      14,047,921      18,758,126
EXPENSES (NOTE 4) ...........................................................     (18,524,630)    (16,007,109)
----------------------------------------------------------------------------  --------------  ---------------
NET INVESTMENT INCOME (LOSS) ................................................      (4,476,709)      2,751,017
----------------------------------------------------------------------------  --------------  ---------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions  ..............     218,176,662     260,870,246
----------------------------------------------------------------------------  --------------  ---------------
Unrealized appreciation of investments
 and foreign currency transactions:
 Beginning of year ..........................................................     290,870,386      41,831,973
 End of year ................................................................     448,580,808     290,870,386
----------------------------------------------------------------------------  --------------  ---------------
Change in unrealized appreciation/depreciation ..............................     157,710,422     249,038,413
----------------------------------------------------------------------------  --------------  ---------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS .............................     375,887,084     509,908,659
----------------------------------------------------------------------------  --------------  ---------------
Increase in net assets attributable to operations ...........................     371,410,375     512,659,676
----------------------------------------------------------------------------  --------------  ---------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ...............................................................     552,427,638     422,289,107
Withdrawals .................................................................    (590,972,941)   (474,530,080)
----------------------------------------------------------------------------  --------------  ---------------
Decrease in net assets attributable to contributions and withdrawals  .......     (38,545,303)    (52,240,973)
----------------------------------------------------------------------------  --------------  ---------------
Decrease in accumulated amount retained by Equitable Life in Separate
Account  No. 4 (Note 1) .....................................................         536,145         113,489
----------------------------------------------------------------------------  --------------  ---------------
INCREASE IN NET ASSETS ......................................................     333,401,217     460,532,192
NET ASSETS--BEGINNING OF YEAR ...............................................   2,125,124,541   1,664,592,349
----------------------------------------------------------------------------  --------------  ---------------
NET ASSETS--END OF YEAR .....................................................  $2,458,525,758  $2,125,124,541
============================================================================  ==============  ===============

See Notes to Financial Statements.

                             SAI-28

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996

----------------------------------------------------------  ------------  ---------------
                                                              NUMBER OF         VALUE
                                                                SHARES        (NOTE 3)
----------------------------------------------------------  ------------  ---------------
COMMON STOCKS:
BUSINESS SERVICES
ENVIRONMENTAL CONTROL (1.7%)
Republic Industries, Inc.* ................................    1,355,000   $   42,259,063
                                                                          ---------------
PRINTING, PUBLISHING & BROADCASTING (0.1%)
Australis Media Ltd. Conv. Note* ..........................   25,000,000        2,483,906
                                                                          ---------------
PROFESSIONAL SERVICES (0.7%)
Ceridian Corp.* ...........................................      170,000        6,885,000
Service Corp. International ...............................      360,000       10,080,000
                                                                          ---------------
                                                                               16,965,000
                                                                          ---------------
TOTAL BUSINESS SERVICES (2.5%) ............................                    61,707,969
                                                                          ---------------
CONSUMER CYCLICALS
AIRLINES (6.9%)
America West Airlines, Inc. (Class B)* ....................    1,250,000       19,843,750
Continental Airlines, Inc. (Class B)* .....................    1,300,000       36,725,000
Delta Air Lines, Inc. .....................................      375,000       26,578,125
KLM Royal Dutch Airlines ..................................      230,000        6,411,250
Northwest Airlines Corp. (Class A)* .......................    1,400,000       54,775,000
UAL Corp.* ................................................      400,000       25,000,000
                                                                          ---------------
                                                                              169,333,125
                                                                          ---------------
FOOD SERVICES, LODGING (1.2%)
Host Marriott Corp.* ......................................    1,000,000       16,000,000
La Quinta Motor Inns, Inc. ................................      700,000       13,387,500
                                                                          ---------------
                                                                               29,387,500
                                                                          ---------------
HOUSEHOLD FURNITURE, APPLIANCES (1.2%)
Industrie Natuzzi (ADR) ...................................    1,000,000       23,000,000
Sunbeam Corp. .............................................      255,800        6,586,850
                                                                          ---------------
                                                                               29,586,850
                                                                          ---------------
LEISURE-RELATED (0.3%)
Carnival Corp. ............................................      225,000        7,425,000
                                                                          ---------------
RETAIL--GENERAL (1.6%)
AutoZone, Inc.* ...........................................      500,000       13,750,000
CompUSA, Inc.* ............................................    1,200,000       24,750,000
                                                                          ---------------
                                                                               38,500,000
                                                                          ---------------
TOTAL CONSUMER CYCLICALS (11.2%) ..........................                   274,232,475
                                                                          ---------------

                             SAI-29

-------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996 (Continued)

----------------------------------------------------------  ------------  ---------------
                                                              NUMBER OF         VALUE
                                                                SHARES        (NOTE 3)
----------------------------------------------------------  ------------  ---------------
CONSUMER NONCYCLICALS
DRUGS (1.5%)
Centocor, Inc.* ...........................................     750,000    $   26,812,500
Geltex Pharmaceuticals, Inc.* .............................     210,000         5,092,500
MedImmune, Inc.* ..........................................     300,000         5,100,000
                                                                          ---------------
                                                                               37,005,000
                                                                          ---------------
HOSPITAL SUPPLIES & SERVICES (1.9%)
Columbia/HCA Healthcare Corp. .............................     540,000        22,005,000
Oxford Health Plans, Inc.* ................................     200,000        11,712,500
Saint Jude Medical, Inc.* .................................     310,000        13,213,750
                                                                          ---------------
                                                                               46,931,250
                                                                          ---------------
SOAPS & TOILETRIES (1.0%)
Colgate Palmolive Co. .....................................     275,000        25,368,750
                                                                          ---------------
TOBACCO (6.7%)
Loews Corp. ...............................................   1,750,000       164,937,500
                                                                          ---------------
TOTAL CONSUMER NONCYCLICALS (11.1%) .......................                   274,242,500
                                                                          ---------------
CREDIT-SENSITIVE
BANKS (1.0%)
First Union Corp. .........................................     320,000        23,680,000
                                                                          ---------------
FINANCIAL SERVICES (8.0%)
A.G. Edwards, Inc. ........................................     300,000        10,087,500
Dean Witter Discover & Co. ................................     420,000        27,825,000
Legg Mason, Inc. ..........................................     935,000        35,997,500
MBNA Corp. ................................................     900,000        37,350,000
Merrill Lynch & Co., Inc. .................................   1,000,000        81,500,000
Resource Bancshares Mortgage Group, Inc. ..................     248,800         3,545,400
                                                                          ---------------
                                                                              196,305,400
                                                                          ---------------
INSURANCE (11.4%)
CNA Financial Corp.* ......................................   1,700,000       181,900,000
IPC Holdings Ltd. .........................................     207,400         4,640,575
Life Re Corp. .............................................     721,000        27,848,625
NAC Re Corp. ..............................................     564,600        19,125,825
PMI Group, Inc. ...........................................      12,600           697,725
Travelers Group, Inc. .....................................   1,020,000        46,282,500
                                                                          ---------------
                                                                              280,495,250
                                                                          ---------------

                             SAI-30

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996 (Continued)

----------------------------------------------------------  ------------  ---------------
                                                              NUMBER OF         VALUE
                                                                SHARES        (NOTE 3)
----------------------------------------------------------  ------------  ---------------
UTILITY--TELEPHONE (7.8%)
Frontier Corp. ............................................     365,000    $    8,258,125
Telephone & Data Systems, Inc. ............................   4,550,000       164,937,500
WorldCom, Inc.* ...........................................     755,000        19,677,188
                                                                          ---------------
                                                                              192,872,813
                                                                          ---------------
TOTAL CREDIT-SENSITIVE (28.2%) ............................                   693,353,463
                                                                          ---------------
ENERGY
COAL & GAS PIPELINES (0.2%)
Nabors Industries, Inc.* ..................................     250,000         4,812,500
                                                                          ---------------
OIL--DOMESTIC (0.5%)
Ultramar Diamond Shamrock Corp. ...........................     408,000        12,903,000
                                                                          ---------------
OIL--INTERNATIONAL (0.0%)
Tatneft (ADR)* ............................................      19,000           912,000
                                                                          ---------------
OIL--SUPPLIES & CONSTRUCTION (8.8%)
Coflexip* .................................................      75,000         1,968,750
Diamond Offshore Drilling, Inc.* ..........................     350,000        19,950,000
ENSCO International, Inc.* ................................     550,000        26,675,000
Marine Drilling Co., Inc.* ................................      56,500         1,112,344
Noble Drilling Corp.* .....................................   1,100,000        21,862,500
Parker Drilling Co.* ......................................   4,900,000        47,162,500
Rowan Cos., Inc.* .........................................   4,000,000        90,500,000
Transocean Offshore, Inc. .................................     110,000         6,888,750
                                                                          ---------------
                                                                              216,119,844
                                                                          ---------------
TOTAL ENERGY (9.5%) .......................................                   234,747,344
                                                                          ---------------
TECHNOLOGY
ELECTRONICS (13.7%)
Applied Materials, Inc.* ..................................     250,000         8,984,375
Cisco Systems, Inc.* ......................................   3,000,000       190,875,000
IDT Corp.* ................................................     155,000         1,705,000
LSI Logic Corp.* ..........................................     210,000         5,617,500
Seagate Technology, Inc.* .................................   2,150,000        84,925,000
Teradyne, Inc.* ...........................................     603,000        14,698,125
3Com Corp.* ...............................................     400,000        29,350,000
                                                                          ---------------
                                                                              336,155,000
                                                                          ---------------
OFFICE EQUIPMENT (1.7%)
Compaq Computer Corp.* ....................................     400,000        29,700,000
Sterling Software, Inc.* ..................................     376,700        11,913,138
                                                                          ---------------
                                                                               41,613,138
                                                                          ---------------

                             SAI-31

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996 (Continued)

----------------------------------------------------------  ------------  ---------------
                                                              NUMBER OF         VALUE
                                                                SHARES        (NOTE 3)
----------------------------------------------------------  ------------  ---------------
OFFICE EQUIPMENT SERVICES (4.5%)
Checkfree Corp.* ..........................................     416,700    $    7,135,988
Electronic Data Systems Corp. .............................     900,000        38,925,000
Informix Corp.* ...........................................   1,150,000        23,431,250
Oracle Corp.* .............................................     400,000        16,700,000
Sterling Commerce, Inc.* ..................................     700,000        24,675,000
                                                                          ---------------
                                                                              110,867,238
                                                                          ---------------
TELECOMMUNICATIONS (16.8%)
American Online, Inc.* ....................................     150,000         4,987,500
American Satellite Network--Rights* .......................      70,000                 0
Cellular Communications Puerto Rico, Inc.* ................     482,200         9,523,450
Colt Telecom Group PLC (ADR)* .............................     175,000         3,368,750
Deutsche Telekom AG (ADR)* ................................   1,300,000        26,487,500
DSC Communications Corp.* .................................     720,000        12,870,000
MFS Communications Co., Inc.* .............................     820,000        44,690,000
Millicom International Cellular S.A.* .....................   1,775,000        57,021,874
Netscape Communications Corp.* ............................     400,000        22,750,000
Nokia Corp. (ADR) .........................................     600,000        34,575,000
Palmer Wireless, Inc.* ....................................     102,000         1,071,000
Rogers Cantel Mobile Communications, Inc. (Class B)(ADR)*     1,364,100        26,429,437
Scientific Atlanta, Inc. ..................................   2,650,400        39,756,000
U.S. Cellular Corp.* ......................................   3,200,000        89,200,000
Vanguard Cellular Systems, Inc. (Class A)* ................   2,615,000        41,186,250
                                                                          ---------------
                                                                              413,916,761
                                                                          ---------------
TOTAL TECHNOLOGY (36.7%) ..................................                   902,552,137
                                                                          ---------------
TOTAL COMMON STOCKS (99.2%)
 (Cost $1,991,952,527).....................................                 2,440,835,888
                                                                          ---------------
PREFERRED STOCKS:
CONSUMER CYCLICALS
AIRLINES (0.1%)
Continental Airlines Financial
 Trust 8.5% Conv., 2020 ...................................      27,000         1,809,000
                                                                          ---------------
TOTAL CONSUMER CYCLICALS (0.1%) ...........................                     1,809,000
                                                                          ---------------
TOTAL PREFERRED STOCKS (0.1%)
 (Cost $1,742,250) ........................................                     1,809,000
                                                                          ---------------

                             SAI-32

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996 (Concluded)

------------------------------------------------------------------------  ------------  --------------
                                                                            PRINCIPAL        VALUE
                                                                              AMOUNT        (NOTE 3)
------------------------------------------------------------------------  ------------  --------------
LONG-TERM DEBT SECURITIES:
TECHNOLOGY
TELECOMMUNICATIONS (0.1%)
U.S. Cellular Corp.,
 Zero Coupon Conv., 2015 ................................................   $7,500,000   $    2,493,750
                                                                                        --------------
TOTAL TECHNOLOGY (0.1%) .................................................                     2,493,750
                                                                                        --------------
TOTAL LONG-TERM DEBT SECURITIES (0.1%)
 (Amortized Cost $2,863,053) ............................................                     2,493,750
                                                                                        --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
 at amortized cost, which approximates
 market value, equivalent to 85,593 units
 at $255.57 (0.9%) each .................................................                    21,875,326
                                                                                        --------------
TOTAL INVESTMENTS (100.3%)
 (Cost/Amortized Cost $2,018,433,156) ...................................                 2,467,013,964
LIABILITIES IN EXCESS OF CASH AND RECEIVABLES (-0.3%) ...................                    (7,846,914)
AMOUNT RETAINED BY EQUITABLE LIFE IN
 SEPARATE ACCOUNT NO. 4 (0.0%)(NOTE 1) ..................................                      (641,292)
                                                                                        --------------
NET ASSETS (100.0%) .....................................................                $2,458,525,758
                                                                                        ==============
Reserves attributable to participants' accumulations ....................                $2,432,753,839
Reserves and other contract liabilities attributable to annuity benefits                     25,771,919
                                                                                        --------------
NET ASSETS ..............................................................                $2,458,525,758
                                                                                        ==============

* Non-income producing.

See Notes to Financial Statements.

                             SAI-33

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements


   1. Separate Account No. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of The Equitable Companies Incorporated, was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities amounting to $641,292 as shown in the Statements of Assets and Liabilities in Separate Account No. 4 may be transferred to Equitable Life's General Account.


   Interests of retirement and investment plans for Equitable Life employees, managers, and agents in Separate Account No. 4 aggregated $288,921,270 (11.8%), at December 31, 1996 and $246,531,777 (11.6%), at December 31, 1995,
of the net assets in the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the Fund considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost adjusted, where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily.

   Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statements of Operations and Changes in Net Assets.

                             SAI-34

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

    Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts (Participating Funds) under Equitable Life's management. Separate Account No. 2A invests in debt securities maturing in sixty days or less from the date of acquisition. At December 31, 1996, the amortized cost of investments held in Separate Account No. 2A consists of the following:
-----------------------------------------------------------------------------

                                                           AMORTIZED COST     %
--------------------------------------------------------  --------------  --------
Commercial Paper, 5.3%-6.9% due 01/02/97 through
 02/18/97................................................   $292,301,486     87.9%
Time Deposits, 6.5% due 01/02/97.........................     40,000,000     12.0
--------------------------------------------------------  --------------  --------
Total Investments........................................    332,301,486     99.9
Cash and Receivables Less Liabilities....................        175,640      0.1
--------------------------------------------------------  --------------  --------
Net Assets of Separate Account No. 2A....................   $332,477,126    100.0%
========================================================  ==============  ========
Units Outstanding........................................      1,300,905
Unit Value...............................................        $255.57
--------------------------------------------------------  --------------  --------

   Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Separate Account No. 2A is valued daily at amortized cost, which approximates market value.

   For 1996 and 1995, investment security transactions, excluding short-term debt securities, were as follows:
-----------------------------------------------------------------------------

                                                      SEPARATE ACCOUNT NO. 4
                                                 ------------------------------
                                                     COST OF       NET PROCEEDS
                                                    PURCHASES        OF SALES
-----------------------------------------------  --------------  --------------
Stocks and long-term corporate debt securities:
  1996..........................................  $2,439,864,229  $2,487,456,851
  1995..........................................   2,037,876,834   2,082,648,235
U.S. Government obligations:
  1996..........................................              --              --
  1995..........................................              --              --

 ----------------------------------------------------------------------------

   3. Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
(ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

                             SAI-35

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Concluded)

    Long-term publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

   Separate Account No. 2A is valued daily at amortized cost, which approximates market value. Short-term debt securities purchased directly by the Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   4. Charges and fees are deducted in accordance with the terms of the various contracts which participate in the Fund. With respect to the American Dental Association Members Retirement Program, these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fee. These charges and fees are paid to Equitable Life by the Fund and are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets.

   5. No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund for the two years ended December 31, 1996, by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life for such years will affect such contracts. Accordingly, no Federal income tax provision is required.

                             SAI-36

-----------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and the
Participants in the American Dental Association Members Retirement Program

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Separate Account Nos. 191 and 200 of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1996 and each of their results of operations and changes in net assets for the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned in the underlying mutual funds with the transfer agent at December 31, 1996, provide a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The selected per unit information (appearing under "Condensed Financial Information" in the prospectus) is presented for the purpose of satisfying regulatory reporting requirements and is not a required part of the basic financial statements. Such selected per unit information has been subjected to auditing procedures applied during the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP
New York, New York
February 10, 1997


                             SAI-37

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 191 (THE ADA FOREIGN FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities
December 31, 1996
-----------------------------------------------------------------------------

 ASSETS:
Investments in shares of The Templeton Foreign Fund-at value (cost: $77,899,868)(Notes 2 and 5)     $84,256,587
Receivable from Equitable Life's General Account ................................................       202,901
------------------------------------------------------------------------------------------------  -------------
 Total assets ...................................................................................    84,459,488
LIABILITIES-Accrued expenses.....................................................................        67,839
------------------------------------------------------------------------------------------------  -------------
NET ASSETS.......................................................................................   $84,391,649
================================================================================================  =============

See Notes to Financial Statements.

                             SAI-38

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 191
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations and Changes in Net Assets
-----------------------------------------------------------------------------

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                       1996            1995
-------------------------------------------------------------------------------  --------------  --------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends from The Templeton Foreign Fund ......................................   $  2,425,135    $  2,301,415
Interest .......................................................................         52,105         174,395
-------------------------------------------------------------------------------  --------------  --------------
Total ..........................................................................      2,477,240       2,475,810
EXPENSES (NOTE 3) ..............................................................       (623,729)       (598,289)
-------------------------------------------------------------------------------  --------------  --------------
NET INVESTMENT INCOME ..........................................................      1,853,511       1,877,521
-------------------------------------------------------------------------------  --------------  --------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from share transactions ..........................................      1,248,024       2,088,140
Realized gain distribution from The Templeton Foreign Fund .....................      1,145,990       2,017,814
-------------------------------------------------------------------------------  --------------  --------------
Net realized gain ..............................................................      2,394,014       4,105,954
-------------------------------------------------------------------------------  --------------  --------------
Unrealized appreciation (depreciation) of investments:
 Beginning of period ...........................................................     (1,390,175)     (2,127,462)
 End of period .................................................................      6,356,719      (1,390,175)
-------------------------------------------------------------------------------  --------------  --------------
Change in unrealized appreciation/depreciation .................................      7,746,894         737,287
-------------------------------------------------------------------------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS ................................     10,140,908       4,843,241
-------------------------------------------------------------------------------  --------------  --------------
Increase in net assets attributable to operations ..............................     11,994,419       6,720,762
-------------------------------------------------------------------------------  --------------  --------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ..................................................................     27,931,127      22,185,319
Withdrawals ....................................................................    (23,762,781)    (32,718,398)
-------------------------------------------------------------------------------  --------------  --------------
Increase (decrease) in net assets attributable to contributions and withdrawals       4,168,346     (10,533,079)
-------------------------------------------------------------------------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS ..............................................     16,162,765      (3,812,317)
NET ASSETS--BEGINNING OF YEAR ..................................................     68,228,884      72,041,201
-------------------------------------------------------------------------------  --------------  --------------
NET ASSETS--END OF YEAR ........................................................   $ 84,391,649    $ 68,228,884
===============================================================================  ==============  ==============

See Notes to Financial Statements.

                             SAI-39

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 200 (THE AGGRESSIVE EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities
December 31, 1996
-----------------------------------------------------------------------------

 ASSETS:
Investments in shares of the MFS Emerging Growth Fund-at value (cost:
$100,641,350)
 (Notes 2 and 5) ..................................................................   $108,737,324
----------------------------------------------------------------------------------  --------------
LIABILITIES:
Due to Equitable Life's General Account ...........................................        170,849
Accrued expenses ..................................................................        110,248
----------------------------------------------------------------------------------  --------------
 Total liabilities ................................................................        281,097
----------------------------------------------------------------------------------  --------------
NET ASSETS ........................................................................   $108,456,227
==================================================================================  ==============

See Notes to Financial Statements.

                             SAI-40

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 200
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations and Changes in Net Assets
-----------------------------------------------------------------------------

                                                                                           FOR THE PERIOD
                                                                                          DECEMBER 1, 1995*
                                                                          YEAR ENDED             TO
                                                                       DECEMBER 31, 1996  DECEMBER 31, 1995
--------------------------------------------------------------------  -----------------  -----------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends from the MFS Emerging Growth Fund .........................    $    648,035        $        --
EXPENSES (NOTE 3) ...................................................        (884,165)           (56,341)
--------------------------------------------------------------------  -----------------  -----------------
NET INVESTMENT LOSS .................................................        (236,130)           (56,341)
--------------------------------------------------------------------  -----------------  -----------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain (loss) from share transactions ........................       2,098,886            (18,654)
Realized gain distribution from MFS Emerging Growth Fund ............         646,276                 --
--------------------------------------------------------------------  -----------------  -----------------
Net realized gain (loss) ............................................       2,745,162            (18,654)
--------------------------------------------------------------------  -----------------  -----------------
Unrealized appreciation (depreciation) of investments:
 Beginning of period ................................................        (197,902)                --
 End of period ......................................................       8,095,974           (197,902)
--------------------------------------------------------------------  -----------------  -----------------
Change in unrealized appreciation/depreciation of investments  ......       8,293,876           (197,902)
--------------------------------------------------------------------  -----------------  -----------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS  .............      11,039,038           (216,556)
--------------------------------------------------------------------  -----------------  -----------------
Increase (decrease) in net assets attributable to operations  .......      10,802,908           (272,897)
--------------------------------------------------------------------  -----------------  -----------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .......................................................      69,080,229         79,148,659
Withdrawals .........................................................     (48,220,348)        (2,082,324)
--------------------------------------------------------------------  -----------------  -----------------
Increase in net assets attributable to contributions and withdrawals       20,859,881         77,066,335
--------------------------------------------------------------------  -----------------  -----------------
INCREASE IN NET ASSETS ..............................................      31,662,789         76,793,438
NET ASSETS--BEGINNING OF PERIOD .....................................      76,793,438                 --
--------------------------------------------------------------------  -----------------  -----------------
NET ASSETS--END OF PERIOD ...........................................    $108,456,227        $76,793,438
====================================================================  =================  =================

* Commencement of operations.

See Notes to Financial Statements.

                             SAI-41

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 191 AND 200
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements

   1. Separate Account Nos. 191 (the ADA Foreign Fund) and 200 (the Aggressive Equity Fund) (the Funds) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of The Equitable Companies Incorporated, were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life.

   Separate Account No. 200 was established as of the opening of business on December 1, 1995 and is available only to the American Dental Association Members Retirement Trust and the American Dental Association Members Pooled Trust for Retirement Plans (Trusts) sponsored by the American Dental Association (ADA).

   Equitable Life is the investment manager for the Funds.

   The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Separate Account No. 191 invests 100% of its assets in shares of the Templeton Foreign Fund, a series of Templeton Funds, Inc., which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the Templeton Foreign Fund is Templeton Global Advisors Ltd., an indirect wholly-owned subsidiary of Franklin Resources, Inc. Prior to May 1, 1996, up to 5% of the ADA Foreign Fund's assets were invested in units of Equitable's Internal short-term investment account, Separate Account No. 2A.

   The Aggressive Equity Fund invests 100% of its assets in Class A shares of the MFS Emerging Growth Fund, a series of MFS Series Trust II, which was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. The investment adviser of the MFS Emerging Growth Fund is Massachusetts Financial Services. Prior to December 1, 1995, the Aggressive Equity Fund invested in Equitable Life's Separate Account No. 3 (Pooled).

   2. Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on ex-date.


   Investments in the Templeton Foreign and MFS Emerging Growth Funds are valued at the underlying mutual fund's net asset value per share.


   3. Charges and fees relating to the Funds are deducted in accordance with the terms of the contracts issued by Equitable Life to the Trusts. With respect to the American Dental Association Members Retirement Program, these expenses consist of program expense charge, direct expenses and record maintenance and report fee. These charges and fees are paid to Equitable Life by the Funds and are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets.

   4. No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life will affect such contracts. Accordingly, no Federal income tax provision is required.

                             SAI-42

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NOS. 191 AND 200
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Concluded)

    5. The Templeton Foreign Fund and MFS Emerging Growth Fund have provided Equitable Life with the following unaudited information as of December 31, 1996.


   The Templeton Foreign Fund had total assets of $11.8 billion and a net asset value per share of $10.36. Its asset allocation consisted of 70.1% in common and preferred shares and convertible issues, 25.4% in liquid investments and 4.5% in fixed income issues. Its five major industry group concentrations were as follows: Banking (9.0%), Telecommunications (8.5%), Forest Products and Paper (6.0%), Utilities-Electrical and Gas (5.7%) and Energy Sources (5.1%). Geographically, the five major country concentrations were as follows: United Kingdom (7.6%), Hong Kong (6.8%), Spain (6.3%), Sweden (5.7%) and France (5.3%).

   The MFS Emerging Growth Fund had net assets of $6.1 billion and a net asset value per share of $30.29. Its asset allocation consisted of 99.0% in common and preferred shares and convertible issues and 1.0% in liquid investments. Its five major industry group concentrations were as follows:
Computer Software (25.2%), Special Services (11.0%), Gaming and Lodging (10.9%), Specialty Stores (8.3%) and Health Maintenance Organization (8.0%).


                             SAI-43

-----------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

The Equitable Life Assurance Society of the United States:

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and changes in net assets and of cash flows present fairly, in all material respects, the financial position of The Real Estate Fund (Separate Account No. 30) of The Equitable Life Assurance Society of the United States (the Account) as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The selected per unit information (appearing under "Condensed Financial Information" in the Prospectus) is presented for the purpose of satisfying regulatory reporting requirements and is not a required part of the basic financial statements. Such selected per unit information has been subjected to the auditing procedures applied during the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP
Atlanta, Georgia
February 14, 1997


                              SAI-44

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 30 (THE REAL ESTATE FUND) (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Assets and Liabilities
-----------------------------------------------------------------------------



                                                                                       DECEMBER 31,
                                                                                    1996          1995
-----------------------------------------------------------------------------  ------------  ------------
ASSETS:
Investments (Notes 2 and 3):
 Participation in Prime Property Fund, at value, equivalent to 1,146 units at
  $6,218.96 for 1996 (cost: $5,467,468) and 1,304 units at $5,622.21 for 1995
  (cost: $6,427,542)..........................................................   $6,862,952    $7,333,914
 Participation in Separate Account No. 2A, at amortized cost which approximates market value, equivalent to 6,318 units at $255.57 for 1996
  and 5,659 units at $241.89 for 1995 ........................................    1,614,735     1,368,746
Cash..........................................................................          378           167
-----------------------------------------------------------------------------  ------------  ------------
  Total assets................................................................    8,478,065     8,702,827
-----------------------------------------------------------------------------  ------------  ------------
LIABILITIES:
Accrued expenses..............................................................       21,694        19,240
-----------------------------------------------------------------------------  ------------  ------------
  Total liabilities...........................................................       21,694        19,240
-----------------------------------------------------------------------------  ------------  ------------
NET ASSETS....................................................................   $8,456,371    $8,683,587
=============================================================================  ============  ============



See Notes to Financial Statements.


                              SAI-45

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 30 (THE REAL ESTATE FUND) (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations and Changes in Net Assets
-----------------------------------------------------------------------------



                                                                                YEAR ENDED DECEMBER 31,
                                                                                   1996          1995
----------------------------------------------------------------------------  -------------  -----------
FROM OPERATIONS:
Investment Income (Note 2):
Interest Income..............................................................        70,989       52,821
Expenses (Note 4)............................................................      (174,873)    (180,455)
----------------------------------------------------------------------------  -------------  -----------
Net Investment Loss..........................................................      (103,884)    (127,634)
----------------------------------------------------------------------------  -------------  -----------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from redemption of Prime Property Fund units...................       239,926      111,388
----------------------------------------------------------------------------  -------------  -----------
Unrealized appreciation (depreciation) of Prime Property Fund Units:
 January 1...................................................................       906,373    1,035,953
 December 31.................................................................     1,395,484      906,373
----------------------------------------------------------------------------  -------------  -----------
Unrealized appreciation (depreciation).......................................       489,111     (129,580)
----------------------------------------------------------------------------  -------------  -----------
Net Realized and Unrealized Gain (Loss) on Investments.......................       729,037      (18,192)
----------------------------------------------------------------------------  -------------  -----------
Increase (decrease) in net assets attributable to operations.................       625,153     (145,826)
----------------------------------------------------------------------------  -------------  -----------
FROM ALLOCATIONS AND WITHDRAWALS:
Allocations..................................................................       618,156      874,036
Withdrawals..................................................................    (1,470,525)    (932,367)
----------------------------------------------------------------------------  -------------  -----------
Increase (decrease) in net assets attributable to allocations and
 withdrawals.................................................................      (852,369)     (58,331)
----------------------------------------------------------------------------  -------------  -----------
INCREASE (DECREASE) IN NET ASSETS............................................      (227,216)    (204,157)
NET ASSETS--JANUARY 1........................................................     8,683,587    8,887,744
----------------------------------------------------------------------------  -------------  -----------
NET ASSETS--DECEMBER 31......................................................   $ 8,456,371   $8,683,587
============================================================================  =============  ===========



See Notes to Financial Statements.


                              SAI-46

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Cash Flows
-----------------------------------------------------------------------------

                                                              YEAR ENDED DECEMBER 31,
                                                                1996           1995
---------------------------------------------------------  -------------  ------------
OPERATING ACTIVITIES:
Net investment loss.......................................   $  (103,884)   $ (127,634)
---------------------------------------------------------  -------------  ------------
Adjustments to reconcile net investment loss to net cash flow used In operating activities:
 Increase (decrease) in accrued expenses..................         2,454         6,528
---------------------------------------------------------  -------------  ------------
 Total adjustments........................................         2,454         6,528
---------------------------------------------------------  -------------  ------------
 Net cash flow used in operating activities...............      (101,430)     (121,106)
---------------------------------------------------------  -------------  ------------
INVESTING ACTIVITIES:
 Net proceeds from redemption of Prime Property Fund
 units....................................................     1,200,000       650,000
---------------------------------------------------------  -------------  ------------
 Net cash flow provided by investing activities ..........     1,200,000       650,000
---------------------------------------------------------  -------------  ------------
FINANCING ACTIVITIES:
 Allocations..............................................       618,155       874,036
 Withdrawals..............................................    (1,470,525)     (932,367)
---------------------------------------------------------  -------------  ------------
 Net cash flow used in financing activities...............      (852,370)      (58,331)
---------------------------------------------------------  -------------  ------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
 INVESTMENTS..............................................       246,200       470,563
CASH AND SHORT-TERM INVESTMENTS -JANUARY 1................     1,368,913       898,350
---------------------------------------------------------  -------------  ------------
CASH AND SHORT-TERM INVESTMENTS -DECEMBER 31 .............   $ 1,615,113    $1,368,913
=========================================================  =============  ============

Sea Notes to Financial Statements.

                              SAI-47

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Investments and Net Assets
December 31, 1996
-----------------------------------------------------------------------------



 INVESTMENTS (NOTES 2 AND 3):
------------------------------------------------------------------------------------------------------  ------------
REAL ESTATE INVESTMENTS:
 Participation in Prime Property Fund at value, equivalent to 1,146 units at $6,218.96
  (cost: $5,467,468)...................................................................................   $6,862,952
SHORT-TERM INVESTMENTS:
 Participation in Separate Account No. 2A, at amortized cost which approximates market value,
  equivalent to 6,318 units at $255.57.................................................................    1,614,735
------------------------------------------------------------------------------------------------------  ------------
Total Investments......................................................................................    8,477,687
------------------------------------------------------------------------------------------------------  ------------
Cash Less Liabilities..................................................................................      (21,316)
------------------------------------------------------------------------------------------------------  ------------
NET ASSETS.............................................................................................   $8,456,371
======================================================================================================  ============



See Notes to Financial Statements.


                              SAI-48

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 30 (POOLED) (THE REAL ESTATE FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements

   1. Separate Account No. 30 (the Account) was established as a separate account of The Equitable Life Assurance Society of the United States (Equitable), in conformity with the New York State Insurance Law. Pursuant to such law, the net assets of the Account are not chargeable with liabilities arising out of any other business of Equitable. Equitable is the investment manager for the Account. In managing the Account, Equitable uses the services of its wholly-owned subsidiary, Equitable Real Estate Investment Management, Inc. (Management).

   2. The Account participates primarily in Equitable's Prime Property Fund by purchasing or redeeming units on the date Prime Property Fund units are valued. Prime Property Fund invests in real estate as discussed in the accompanying financial statements of Prime Property Fund.

   The change in value of Prime Property Fund units owned by the Account is recorded as unrealized appreciation (depreciation). Prime Property Fund's unit value changes as a result of both investment income and increases and decreases in investment appreciation. In determining realized gains or losses from the redemption of Prime Property Fund units, the cost of units sold is recorded on a first-in, first-out basis.

   The Account participates in Equitable's Separate Account No. 2A by purchasing or redeeming units, depending on the Account's excess cash availability or need for cash to meet Account liabilities or withdrawals. The investments of Separate Account No. 2A consist of debt securities which mature or can be liquidated in sixty days or less from the date of acquisition. Short-term debt securities may also be purchased directly by the Account. Interest income is recorded when earned and expenses are recognized when incurred.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income, expenses, and unrealized gains (losses) during the reporting period. Actual results could differ from those estimates.

   3. Investments are valued as follows:

   The Account's participation in Prime Property Fund is valued as of the last business day of the month based upon the number of units held and the unit value of Prime Property Fund. Investments held by Prime Property Fund are valued as disclosed in Note B2 of the financial statements of Prime Property Fund which are included in this Statement of Additional Information.

   Separate Account No. 2A is primarily valued at amortized cost which approximates market value.

   4. Expense charges are made in accordance with the terms of the contracts participating in the Account.

   5. In the Statements of Cash Flows, the Account considers short-term investments to be cash equivalents.

   6. No federal income tax based on net investment income or realized and unrealized gains was applicable to contracts participating in the Account by reason of applicable sections of the Internal Revenue Code, and no federal income tax payable by Equitable will affect the contracts.

   7. The ability of a client to withdraw funds from the Account is subject to the availability of cash arising from net investment income, allocations and the redemption of units in Prime Property Fund. To the extent that withdrawal requests exceed such available cash, Management has uniform procedures to provide for cash payments. As of December 31, 1996, the Real Estate Fund is fulfilling withdrawal requests on a current basis.


                              SAI-49

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 30 (POOLED) (THE REAL ESTATE FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Concluded)

    8. These financial statements should be read in conjunction with the financial statements of Prime Property Fund, which are included in this Statement of Additional Information.


                              SAI-50

-----------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


The Equitable Life Assurance Society of the United States:

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and changes in net assets and of cash flows present fairly, in all material respects, the financial position of Prime Property Fund of The Equitable Life Assurance Society of the United States (the Account) at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary financial information (consisting of Schedule X and Schedule XII) of the Account for the years ended December 31, 1996 and 1995 included in the Statement of Additional Information, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP
Atlanta, Georgia
February 14, 1997


                             SAI-51

-----------------------------------------------------------------------------
STATEMENT OF INDEPENDENT APPRAISERS

   Equitable Real Estate staff appraisers and independent fee appraisers make quarterly market value estimates of all properties in Prime Property Fund. During 1996, those appraisals completed by Equitable Real Estate staff were independently reviewed by L.W. Ellwood Company, Arthur Andersen & Co. and Landauer Real Estate Counselors. Each company independently reviewed separate portions of the Equitable valuations so that by year end all properties were analyzed once by non-Equitable appraisers. Based on our review and analysis, we concur with the value estimates on properties prepared by Equitable Real Estate staff as of the calendar quarter during which we conducted our review.

   Our appraisal review is part of a comprehensive three-year program which analyzes Equitable Real Estate staff appraisals including our thorough market value comparisons and physical inspections of one-third of the properties during the year. At the end of the three-year cycle, we have subjected all properties to on-site review.

   We have had the full cooperation of Equitable Real Estate with complete and unrestricted access to all underlying documents including leases, operation agreements, budgets, and partnership joint venture agreements. We have, where in our opinion deemed appropriate, independently researched the market for additional data and performed supplemental analysis to complete our review.

   Our review has been made in conformity with and subject to the Code of Professional Ethics and Standards of Practice of the Appraisal Institute.

L.W. Ellwood Company (a division of Coopers & Lybrand)
Arthur Andersen & Co.
Landauer Real Estate Counselors
December 31, 1996


                             SAI-52

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Assets and Liabilities
-----------------------------------------------------------------------------


                                                                       DECEMBER 31,
                                                                   1996            1995
-----------------------------------------------------------  --------------  --------------
ASSETS:
Real estate investments at value (Notes B and C):
Properties..................................................  $2,998,070,000  $2,872,220,000
Partnership equities and related mortgage loans receivable .     283,346,967     321,425,207
Mortgage loans receivable...................................     205,700,000     204,700,000
Investment in REIT stock....................................      28,893,678              --
-----------------------------------------------------------  --------------  --------------
Total real estate investments at value......................   3,516,010,645   3,398,345,207
-----------------------------------------------------------  --------------  --------------
Cash and short-term investments (Notes B and C).............     159,985,431      78,409,583
Accrued investment income...................................      67,584,995      78,412,412
Prepaid real estate expenses and taxes......................       5,755,167       6,559,659
Other assets................................................      11,728,357      12,431,297
-----------------------------------------------------------  --------------  --------------
Total assets................................................   3,761,064,595   3,574,158,158
-----------------------------------------------------------  --------------  --------------
LIABILITIES:
Mortgage loans payable (Note E).............................     662,823,782     528,809,699
Accrued real estate expenses and taxes......................      58,161,768      55,529,792
Accrued asset management fees and other liabilities (Note
I)..........................................................      25,754,691      21,494,899
Accrued capital expenditures................................      29,323,787      20,388,611
-----------------------------------------------------------  --------------  --------------
Total liabilities...........................................     776,064,028     626,223,001
-----------------------------------------------------------  --------------  --------------
NET ASSETS..................................................  $2,985,000,567  $2,947,935,157
===========================================================  ==============  ==============

                             SAI-53

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations and Changes in Net Assets
-----------------------------------------------------------------------------

                                                                                YEAR ENDED DECEMBER 31,
                                                                                  1996            1995
--------------------------------------------------------------------------  --------------  --------------
FROM INVESTMENT ACTIVITIES:
INVESTMENT INCOME (NOTES B, C AND D):
Rental income from real estate properties..................................  $  447,804,985  $  443,539,829
Income from partnership operations and interest from related mortgage
 loans receivable..........................................................      34,050,731      24,671,070
Interest from mortgage loans receivable....................................      15,452,692      15,941,696
Interest from short-term investments.......................................       6,747,699      11,147,574
Other......................................................................         283,384       1,517,993
--------------------------------------------------------------------------  --------------  --------------
Total......................................................................     504,339,491     496,818,162
--------------------------------------------------------------------------  --------------  --------------
EXPENSES (NOTES B AND D):
Real estate operating expenses.............................................     143,651,347     139,640,785
Real estate taxes..........................................................      47,359,675      55,808,774
Interest on mortgage loans payable (Note E)................................      37,193,800      35,593,854
Asset management fees (Note I).............................................      29,536,123      31,427,742
--------------------------------------------------------------------------  --------------  --------------
Total......................................................................     257,740,945     262,471,155
--------------------------------------------------------------------------  --------------  --------------
NET INVESTMENT INCOME......................................................     246,598,546     234,347,007
--------------------------------------------------------------------------  --------------  --------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE B):
Realized gain (loss) from sale of investments:
 Net proceeds from sale of investments.....................................     132,942,804      15,730,241
 Less: Cost of investments sold............................................     154,961,171      18,860,705
 Less: Realization of unrealized gain (loss) on investments sold ..........     (27,584,850)     (3,767,906)
--------------------------------------------------------------------------  --------------  --------------
 Net realized gain (loss) from sale of investments.........................       5,566,483         637,442
--------------------------------------------------------------------------  --------------  --------------
 Change in unrealized gain (loss)..........................................      21,865,820    (277,778,822)
--------------------------------------------------------------------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS.....................      27,432,303    (277,141,380)
--------------------------------------------------------------------------  --------------  --------------
Increase (decrease) in net assets attributable to investment activities  ..     274,030,849     (42,794,373)
--------------------------------------------------------------------------  --------------  --------------
FROM CLIENT TRANSACTIONS:
Allocations................................................................      13,034,561     281,104,520
Withdrawals (Note G).......................................................    (250,000,000)   (345,950,249)
--------------------------------------------------------------------------  --------------  --------------
Increase (decrease) in net assets attributable to client transactions  ....    (236,965,439)    (64,845,729)
--------------------------------------------------------------------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS..........................................      37,065,410    (107,640,102)
NET ASSETS--JANUARY 1......................................................   2,947,935,157   3,055,575,259
--------------------------------------------------------------------------  --------------  --------------
NET ASSETS--DECEMBER 31....................................................  $2,985,000,567  $2,947,935,157
==========================================================================  ==============  ==============
Unit Value.................................................................  $     6,218.96  $     5,622.21
Units Outstanding..........................................................         479,981         524,336
--------------------------------------------------------------------------  --------------  --------------


                             SAI-54

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Cash Flows
-----------------------------------------------------------------------------



                                                                                    YEAR ENDED DECEMBER 31,
                                                                                     1996             1995
-----------------------------------------------------------------------------  ---------------  ---------------
OPERATING ACTIVITIES:
Net investment income.........................................................   $ 246,598,546    $ 234,347,007
  ---------------------------------------------------------------------------- ---------------  ---------------
Adjustments to reconcile net investment income to net cash flow provided by operating activities:
  Changes in assets--(increase) decrease:
   Accrued investment income..................................................       4,085,959       (2,748,532)
   Prepaid real estate expenses and taxes.....................................         804,492           79,218
   Other assets...............................................................         221,086        3,250,279
  Changes in liabilities--increase (decrease):
   Accrued real estate expenses and taxes.....................................       2,847,555        2,361,760
   Accrued asset management fees and other liabilities........................       4,271,856        2,591,007
  ---------------------------------------------------------------------------- ---------------  ---------------
 Total adjustments............................................................      12,230,948        5,533,732
  ---------------------------------------------------------------------------- ---------------  ---------------
 Net Cash Flow Provided by Operating Activities...............................     258,829,494      239,880,739
  ---------------------------------------------------------------------------- ---------------  ---------------
INVESTING ACTIVITIES:
Acquisitions of real estate properties........................................     (45,629,951)     (69,581,894)
Additions to real estate properties...........................................    (116,554,435)     (77,829,327)
Proceeds from real estate properties sold.....................................      93,261,636       15,571,583
Acquisition of mortgage loans receivable......................................      (5,758,608)     (28,250,000)
Repayments of mortgage loans receivable.......................................       7,162,038        4,653,293
Proceeds from partnership equities sold and repayments of loans receivable
 related to partnership equities..............................................      19,663,944        8,041,534
Contributions to partnership equities and advances on related loans
receivable....................................................................     (20,706,613)    (112,323,092)
Distributions from partnerships less than net cash provided by partnership
 operating activities.........................................................      (6,222,155)      (8,709,865)
  ---------------------------------------------------------------------------- ---------------  ---------------
  Net Cash Flow Used in Investing Activities..................................     (74,784,144)    (268,427,768)
  ---------------------------------------------------------------------------- ---------------  ---------------
FINANCING ACTIVITIES:
Increase in mortgage loans payable............................................     135,000,000      110,000,000
Principal payments on mortgage loans payable..................................        (985,917)      (3,398,206)
Allocations...................................................................      13,516,415      281,052,568
Withdrawals...................................................................    (250,000,000)    (345,950,249)
  ---------------------------------------------------------------------------- ---------------  ---------------
  Net Cash Flow Provided by (Used in) Financing Activities....................    (102,469,502)      41,704,113
  ---------------------------------------------------------------------------- ---------------  ---------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS....................      81,575,848       13,157,084
CASH AND SHORT-TERM INVESTMENTS AT JANUARY 1..................................      78,409,583       65,252,499
  ---------------------------------------------------------------------------- ---------------  ---------------
CASH AND SHORT-TERM INVESTMENTS AT DECEMBER 31................................   $ 159,985,431    $  78,409,583
  ============================================================================ ===============  ===============


                             SAI-55

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements

A: GENERAL

   Prime Property Fund (the Account) was established as a separate account of The Equitable Life Assurance Society of the United States (Equitable) in conformity with the New York State Insurance Law for the purpose of acquiring real estate and real estate related investments. Pursuant to such law, the net assets in the Account are not chargeable with liabilities arising out of any other business of Equitable. Equitable acts as investment manager for the Account. In managing the Account, Equitable uses the services of its wholly-owned subsidiary, Equitable Real Estate Investment Management, Inc. (Management).

B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   1. Investment Transactions

      Real estate property acquisitions are recorded as of the date of closing. Mortgage and construction loans receivable and capital contributions to partnership equities are recorded as of the date funds are advanced. Purchase money mortgages and common stock investments, acquired as consideration received for real estate sold, are recorded as of the closing date of the sales transaction.

      Expenditures which extend economic life or represent additional capital investments benefiting future periods (including tenant improvements and leasing commissions) are capitalized. For properties under development or major expansion, carrying costs related to the development or expansion, principally real estate taxes, interest, and utility costs, are capitalized prior to substantial completion of tenant improvements for a maximum period of one year from cessation of major construction activity. Historical cost depreciation is not recognized on real estate properties.

      Rental income is recognized when due in accordance with the terms of the respective leases rather than being averaged over the lives of the leases. Expenses are recognized when incurred. Income from partnership operations represents the Account's share of partnership income excluding historical cost depreciation.

      The Account determines realized gain (loss) by comparing net proceeds from the sale of properties to the cost of the properties sold. The unrealized gain (loss) previously recorded for these properties is then reversed and reported as realization of unrealized gain (loss) on investments sold in the Statement of Operations and Changes in Net Assets.

      Mortgage loans payable are stated at the principal amount of obligations outstanding. Benefits or detriments resulting from a differential in current mortgage interest rates and contractual mortgage interest rates are taken into consideration in the appraisal of the related property. Certain real estate and partnership equity properties may have a market value that is lower than the outstanding principal amount of the obligation. If the Account's obligation is limited to the value of the individual property and if Management intends to limit the Account's exposure in the property to its existing investment, then the value of the property is adjusted to equal the outstanding principal amount of the obligation plus incidental liabilities. Upon transfer of properties in satisfaction of debt, the Account reclassifies previously recognized unrealized losses to realized gains and losses.


                             SAI-56

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

    2. Valuation of Investments


      The values of real estate investments are estimated in accordance with the policies and procedures of the Appraisal Institute. Ultimate realization of the market values is dependent to a great extent on economic and other conditions that are beyond Management's control (such as general economic conditions, conditions affecting tenants and other events occurring in the markets in which individual properties are located). Further, values may or may not represent the prices at which the real estate investments would sell since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Market value considers the financial aspects of a property, market transactions and the relative yield for an asset as measured against alternative investments. Although the market values represent subjective estimates, Management believes that these market values are reasonable approximations of market prices.

      Real Estate Properties and Partnership Equities

      The values of real estate properties and partnership equities have been prepared giving consideration to Income, Cost, and Market Data Approaches of estimating property value. The Income Approach projects an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and demographic data. The Cost Approach estimates the replacement cost of the building less depreciation plus the land value. Generally, this approach provides a check on the Income Approach. The Market Data Approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. Generally, the Income Approach carries the most weight in the value reconciliation.

      The initial valuation of properties allocated to the Account is based on a fully documented appraisal report. Subsequent values are determined quarterly from certificates of value which include less documentation but nevertheless meet all of the requirements of the Appraisal Institute and are considered appraisals. In these appraisals, a full discounted cash flow analysis, which is the basis of an Income Approach, is the primary focus. Interim monthly valuations are determined giving consideration to material investment transactions. Full appraisal reports on selected properties are prepared as deemed necessary by Management.

      Appraisals are prepared by Management's valuation staff or third-party appraisers. Staff appraisals are concurred with and reviewed by one of three designated third-party appraisal firms which also physically inspect one-third of the properties every year on a rotating basis. Since appraisals take into consideration the estimated effect of physical depreciation, a more meaningful financial statement presentation is achieved by excluding historical cost depreciation from net investment income. This presentation does not affect the net assets or unit value of the Account.
      Partnership equities are stated at the Account's equity in the value of the net assets of the partnerships.

      Mortgage Loans Receivable

      The value of mortgage loans receivable held in the Account has been determined by one or more of the


                             SAI-57

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

      following criteria as appropriate: (i) on the basis of estimated market interest rates for loans of comparable quality and maturity, (ii) by recognizing the value of equity participations and options to enter into equity participations contained in certain loan instruments and (iii) giving consideration to the value of the underlying security.


      Common Stock Investments

      The value of investment in REIT stock is based on published market quotations.

      Short-Term Investments

      Short-term investments are primarily valued at amortized cost, which approximates market value.

   3. Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of income, expenses, and unrealized gains (losses) during the reporting period. Actual results could differ from those estimates.

   4. Reclassifications

      Certain reclassifications have been made to the 1995 balances to conform to the 1996 presentation.


                             SAI-58

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)


 C: INVESTMENTS

   1. Real Estate Investments
   The Account's real estate investments are composed of the following:

                               DECEMBER 31, 1996       DECEMBER 31, 1995
                                   (MILLIONS)             (MILLIONS)
--------------------------  ----------------------  ---------------------
                                COST       VALUE        COST       VALUE
--------------------------  ----------  ----------  ----------  ---------
Properties:
  Industrial/R&D...........   $  403.6    $  393.4    $  380.0   $  360.9
  Office...................    1,314.2       872.1     1,279.3      788.7
  Retail...................    1,786.1     1,645.0     1,731.9    1,642.6
  Hotel....................      104.7        83.3       103.0       76.1
  Other....................        4.1         4.3         4.1        3.9
--------------------------  ----------  ----------  ----------  ---------
  Subtotal.................    3,612.7     2,998.1     3,498.3    2,872.2
--------------------------  ----------  ----------  ----------  ---------
Partnership equities and related
mortgage loans receivable:
  Industrial/R&D...........       18.7        13.0        18.6       13.0
  Office...................      165.6       186.7       221.3      214.2
  Retail...................       39.5         5.5        56.5       22.7
  Hotel....................       55.6        46.3        50.7       41.3
  Other....................       25.3        31.8        27.0       30.2
--------------------------  ----------  ----------  ----------  ---------
  Subtotal.................      304.7       283.3       374.1      321.4
--------------------------  ----------  ----------  ----------  ---------

  Office...................       10.8        15.5        17.2       21.0
  Retail...................      152.3       184.3       153.2      183.7
  Other....................        5.8         5.9          --         --
--------------------------  ----------  ----------  ----------  ---------
  Subtotal.................      168.9       205.7       170.4      204.7
--------------------------  ----------  ----------  ----------  ---------
Investment in REIT Stock:
  Retail...................       24.7        28.9          --         --
--------------------------  ----------  ----------  ----------  ---------
  Subtotal.................       24.7        28.9          --         --
--------------------------  ----------  ----------  ----------  ---------
  Total....................   $4,111.0    $3,516.0    $4,042.8   $3,398.3
--------------------------  ----------  ----------  ----------  ---------


                             SAI-59

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

    2. Real Estate Partnership Equities


      The Account's equity interests in real estate partnerships and their respective financial positions at December 31, 1996 and 1995 (based on market valuations determined for the Account) and results from operations for the years then ended are summarized as follows:

------------------------------------------------------------------------------------------
                                                                  1996            1995
----------------------------------------------------------  --------------  --------------
Number of interests........................................        16              18
Ownership positions........................................   33.3 -75.0%     33.3 -91.2%
Account's equity value (millions)..........................      $  171          $  197
Notes receivable related to partnership equities
 (millions)................................................      $   18          $   18
Partnership assets (millions)*.............................      $1,148          $1,284
Partnership liabilities (millions)*........................      $  800          $  915
Partnership income before depreciation (millions)* ........      $   36          $   30
==========================================================  ==============  ==============
* Stated at 100%

   3.  Mortgage Loans Receivable

      At December 31, 1996, mortgage loans receivable at a fair value of $300.0 million of which $94.3 million related to partnership equities, $170.5 million in other mortgage loans receivable and $35.2 million of rated commercial mortgage backed securities, had interest rates ranging from 7.8% to 13.1%. Aggregate annual receipts of mortgage principal due during the five years following December 31, 1996 and thereafter are as follows:

------------------------------------
YEAR ENDING DECEMBER 31,  (MILLIONS)
------------------------  ----------
1997.....................     $  1
1998.....................        1
1999.....................       64
2000.....................        1
2001.....................       38
Thereafter...............      165
------------------------  ----------
Total....................     $270
========================  ==========

   4. Short-Term Investments

      The Account's short-term investments are composed principally of participation in Equitable's Separate Account No. 2A. The assets of Separate Account No. 2A consist of debt securities maturing in sixty days or less from the date of acquisition. Such debt securities may include bankers acceptances, certificates of deposit, commercial paper, and repurchase agreements. Short-term debt securities may also be purchased directly by the Account.


                             SAI-60

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)


 D: INVESTMENT RESTRUCTURINGS

   During 1996, one partnership equity and a related mortgage loan receivable with an aggregate market value of $40.8 million were transferred to real estate properties. The Account acquired its partner's interest in the partnership as a result of a foreclosure on a mortgage loan receivable held by the Account from the partnership. These transactions were recorded at the investments' existing cost and market value and had no effect on the net assets or unit value of the Account.
   In May 1996, the Account acquired the 8.8% interest of its partner in a partnership in which the Account previously had held the other 91.2% interest. Upon acquisition, this investment was transferred to real estate properties.

E: MORTGAGE LOANS PAYABLE

   Mortgage loans payable consist of the following at December 31, 1996:(1)

                                                                                              (MILLIONS)
-------------------------------------------------------------------------------------------  ----------
6.633% loan of $209.5 million and a LIBOR plus 0.5% loan of $70.5 million collateralized by four real estate properties with a market value of $592.7 million. Includes an interest rate cap agreement which limits the interest rate for the floating rate loan to a maximum
of 11.5%. Maturing July 2003. ..............................................................    $280.0
LIBOR plus 1.1% loan collateralized by four real estate properties with a market value of
$363.3 million. Includes an interest rate cap agreement which limits the interest rate to a
maximum of 9.5%. Maturing June 1998. .......................................................     172.0
LIBOR plus 1.35% loan collateralized by three real estate properties with a market value of
$219.6 million. Maturing October 1997.......................................................     135.0
LIBOR plus 1.45% loan collateralized by a real estate property with a market value of $65.1
million. Maturing July 1997. ...............................................................      35.0
9.0% loan collateralized by a real estate property with a market value of $31.1 million
Maturing June 2011. ........................................................................      13.8
9.0% loan collateralized by a real estate property with a market value of $17.1 million
Maturing March 2000. .......................................................................      13.3
9.375% loan collateralized by a real estate property with a market value of $19.5 million
Maturing December 1999. (2).................................................................      10.1
9.375% loan collateralized by a real estate property with a market value of $4.1 million
Maturing February 2000. ....................................................................       3.6
-------------------------------------------------------------------------------------------  ----------
Total.......................................................................................    $662.8
===========================================================================================  ==========

   (1) Market values shown are as of December 31, 1996.

   (2) Represents the Account's 50% interest in a tenancy-in-common property with a total market value of $39 million and total outstanding debt of $20.2 million.


                             SAI-61

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)


   Scheduled aggregate annual payments of principal on mortgage loans are as follows:

YEAR ENDING DECEMBER 31,  (MILLIONS)
------------------------  ----------
1997.....................     $171
1998.....................      173
1999.....................       11
2000.....................       16
2001.....................        1
Thereafter...............      291
------------------------  ----------
Total....................     $663
========================  ==========

F: LEASES

   Minimum future rentals to be received on real estate properties, excluding partnership equities, under noncancelable operating leases in effect as of December 31, 1996 are as follows:

YEAR ENDING DECEMBER 31,  (MILLIONS)
------------------------  ----------
1997.....................   $  279.7
1998.....................      249.7
1999.....................      215.1
2000.....................      177.2
2001.....................      143.3
Thereafter...............      377.5
------------------------  ----------
Total....................   $1,442.5
========================  ==========

   Contingent rentals included in investment income were approximately $8.0 million and $8.6 million in 1996 and 1995, respectively.

G: WITHDRAWALS

   The ability of a client to withdraw funds from the Account is subject to the availability of cash arising from net investment income, contributions, and the sale of investments in the normal course of business. To the extent that withdrawal requests exceed such available cash, Management has uniform procedures to provide for cash payments, which may be deferred for such period as Management considers necessary to protect the interests of other clients in the Account or to obtain the funds to be withdrawn. At December 31, 1996 and 1995, withdrawal requests exceeded available cash.

H: RELATED PARTY TRANSACTIONS

   At December 31, 1996 and 1995, interests of retirement plans for employees, managers, and agents of Equitable in the Account aggregated $70.9 million (2.4%) and $64.6 million (2.2%), respectively, of the net assets of the Account.


                             SAI-62

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)


   Management has an exemption from the Department of Labor which allows it to charge market rate property management and leasing fees for properties it manages for the Account. All such fees must be approved by an independent fiduciary. During 1996 and 1995, Management earned $11.8 million and $9.4 million, respectively, in property management and leasing fees from the Account, and in addition was reimbursed $18.8 million and $16.0 million, respectively, for payroll expenses for on-site personnel.

I: FEES

   Management charges clients in the Account a monthly asset management fee based on the client's prior month-end net asset value at the annual rates shown below:

--------------------------------------
    AMOUNT OF FUNDS       ANNUAL RATE
-----------------------  -------------
First $10 million.......      1.15%
Next $15 million........      1.00%
Excess over $25
 million................      0.80%
-----------------------  -------------

   Additional fees may also be charged to clients for certain optional services provided by Management.

   At December 31, 1996 and 1995, the clients' liability to Management for asset management fees totaled $4.0 million and $4.6 million, respectively. Account investments in Separate Account No. 2A are not subject to an additional asset management fee.

J: SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   In the Statements of Cash Flows, the Account considers short-term investments to be cash equivalents.

   Cash payments of interest were $36.8 million and $35.8 million during 1996 and 1995, respectively.


                             SAI-63

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Concluded)


Non-cash investing and financing activities are summarized as follows:

----------------------------------------------------------------------------------------------------------
                                                                                  1996            1995
                                                                                (millions)      (millions)
--------------------------------------------------------------------------  --------------  --------------
Conversion of partnership equities and related loans receivable to real
 estate properties, at cost................................................    $       88
--------------------------------------------------------------------------  --------------  --------------
Refinancing of mortgage loan payable.......................................    $       35      $      205
--------------------------------------------------------------------------  --------------  --------------
Conversion of notes receivable related to partnership equity to
 contribution of partnership equity........................................                    $       16
--------------------------------------------------------------------------  --------------  --------------
Investment in REIT stock received as consideration for real estate
 property sold.............................................................    $       25
==========================================================================  ==============  ==============

K: FEDERAL INCOME TAX

   No federal income tax based on net investment income or realized and unrealized gains was applicable to contracts participating in the Account by reason of applicable sections of the Internal Revenue Code, and no federal income tax payable by Equitable will affect the contracts.

L: CONTINGENCIES

   In 1995, as part of a national inquiry of commingled real estate funds with ERISA plan investors, the U.S. Department of Labor (DOL) opened an investigation of Equitable with respect to the Account's appraisal procedures. Management has fully cooperated with the DOL and submitted numerous documents for review. Additionally, members of Management and representatives of third party appraisal firms have been interviewed by the DOL. At no time has the DOL made any specific allegation that Equitable acted improperly, and Management believes that any such allegation would be without foundation. While the outcome of this investigation cannot be predicted with certainty, in the opinion of Management the ultimate resolution of this matter should not have a material adverse effect on the Account's financial position or results of operations.

M: INVESTMENT COMMITMENTS

   As of December 31, 1996, the Account proposes to invest an additional $121 million in existing real estate investments.


                             SAI-64

------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Supplementary Financial Information

           SCHEDULE X -- SUPPLEMENTARY INCOME STATEMENT INFORMATION
                                (IN THOUSANDS)
-----------------------------------------------------------------------------

------------------------------------------------
                                   COLUMN B
          COLUMN A         YEAR ENDED DECEMBER 31,
            ITEM               1996       1995
--------------------------  ---------  ---------
1. Maintenance and
    repairs................   $19,398    $17,498
2. Real estate taxes.......   $47,360    $55,809
==========================  =========  =========

Maintenance and Repairs is included in Real Estate Operating Expenses.

Other captions not included since such costs and expenses are not applicable or did not exceed 1% of total revenues.


                              SAI-65

------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Supplementary Financial Information

           SCHEDULE XII -- MORTGAGE LOANS RECEIVABLE ON REAL ESTATE
                           AS OF DECEMBER 31, 1996
                                (IN THOUSANDS)
-----------------------------------------------------------------------------



                                                                                                                        CARRYING
                                       CURRENT                                                                          AMOUNT OF
                                      EFFECTIVE        FINAL                                                 FACE       MORTGAGE
                                       INTEREST      MATURITY                                              AMOUNT OF    AT MARKET
            DESCRIPTION                  RATE          DATE              PERIODIC PAYMENT TERMS            MORTGAGE       VALUE
---------------------------------  --------------  -----------  ---------------------------------------  -----------  -----------

Mortgage Loans Receivable:
Participating mortgage secured by         8.2%        07/01/03    Monthly payment of interest plus         $125,162     $155,000
 a shopping center in New Castle                                   participation in property cash flow.
 County, DE                                                        Loan due at maturity date.
Secured by office, hotel, retail,        8.71%        03/31/99    Quarterly interest only. Loan due at       63,000       63,009
 garage and marina facility in                                     maturity date
 Boston, MA
Secured by office, hotel, retail,          12%        03/31/02   Monthly interest only to the extent of      31,317       31,317
 garage and marina facility in                                     available cash flow. Principal and all
 Boston, MA                                                        accrued unpaid interest due at
                                                                   maturity date.
Secured by shopping center in           13.12%        10/22/01    Monthly payment of interest and            22,129       23,700
 Danbury, CN                                                       $50,000 of principal. Remaining
                                                                   principal due at maturity date.
Secured by 19 office, industrial          9.5%        05/01/01    Monthly interest only payable at 7%.       16,007       15,500
 and retail properties in                                          Principal and all accrued unpaid
 Rockville, MD                                                     Interest due at maturity date.
Other:
$5,000,OOO-$7,500,O00 (three            7.75%-12.36% 1/95-2/28                                               20,500       11,500
 loans)
---------------------------------  --------------  -----------  ---------------------------------------  -----------  -----------

 Total                                                                                                     $278,115     $300,026
=================================  ==============  ===========  =======================================  ===========  ===========




-----------------------------------------------------------------------------
The following is a reconciliation of the carrying amounts of the above loans at market value for the years ended December 31,1995 and 1994:



                                                                 YEAR ENDED DECEMBER 31,
                                                                     1996        1995
---------------------------------------------------------------  ----------  ----------
                                                                      (IN THOUSANDS)
Balance--January 1..............................................   $311,333    $191,981
Additions during the year:
 Advances/New Loans.............................................     29,304     104,800
Deductions during the year:
 Collection of principal and transfers to real estate
 properties.....................................................    (45,853)     (8,353)
lncrease/(decrease) in unrealized gain/(loss) during the year ..      5,242      22,905
lncrease/(decrease) in realized gain/(loss) during the year ....         --          --
---------------------------------------------------------------  ----------  ----------
 Balance--December 31...........................................   $30O,026    $311,333
===============================================================  ==========  ==========


                              SAI-66

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its methods of accounting for long-duration participating life insurance contracts and long-lived assets in 1996, for loan impairments in 1995 and for postemployment benefits in 1994.


Price Waterhouse LLP
New York, New York
February 10

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                                                        1996                 1995
                                                                  -----------------    -----------------
                                                                              (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.................   $    18,077.0        $    15,899.9
  Mortgage loans on real estate.................................         3,133.0              3,638.3
  Equity real estate............................................         3,297.5              3,916.2
  Policy loans..................................................         2,196.1              1,976.4
  Investment in and loans to affiliates.........................           685.0                636.6
  Other equity investments......................................           597.3                621.1
  Other invested assets.........................................           288.7                706.1
                                                                  -----------------    -----------------
      Total investments.........................................        28,274.6             27,394.6
Cash and cash equivalents.......................................           538.8                774.7
Deferred policy acquisition costs...............................         3,104.9              3,075.8
Amounts due from discontinued GIC Segment.......................           996.2              2,097.1
Other assets....................................................         2,552.2              2,718.1
Closed Block assets.............................................         8,495.0              8,582.1
Separate Accounts assets........................................        29,646.1             24,566.6
                                                                  -----------------    -----------------
TOTAL ASSETS....................................................   $    73,607.8        $    69,209.0
                                                                  =================    =================

LIABILITIES
Policyholders' account balances.................................   $    21,865.6        $    21,911.2
Future policy benefits and other policyholders' liabilities.....         4,416.6              4,007.3
Short-term and long-term debt...................................         1,766.9              1,899.3
Other liabilities...............................................         2,785.1              3,380.7
Closed Block liabilities........................................         9,091.3              9,221.4
Separate Accounts liabilities...................................        29,598.3             24,531.0
                                                                  -----------------    -----------------
      Total liabilities.........................................        69,523.8             64,950.9
                                                                  -----------------    -----------------

Commitments and contingencies (Notes 10, 12, 13, 14 and 15)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares
  authorized, issued and outstanding............................             2.5                  2.5
Capital in excess of par value..................................         3,105.8              3,105.8
Retained earnings...............................................           798.7                788.4
Net unrealized investment gains.................................           189.9                396.5
Minimum pension liability.......................................           (12.9)               (35.1)
                                                                  -----------------    -----------------
      Total shareholder's equity................................         4,084.0              4,258.1
                                                                  -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY......................   $    73,607.8        $    69,209.0
                                                                  =================    =================

                See Notes to Consolidated Financial Statements.

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                1996               1995               1994
                                                          -----------------  -----------------  -----------------
                                                                              (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee
  income................................................   $      874.0       $       788.2      $       715.0
Premiums................................................          597.6               606.8              625.6
Net investment income...................................        2,175.9             2,088.2            1,998.6
Investment (losses) gains, net..........................           (9.8)                5.3               91.8
Commissions, fees and other income......................        1,081.8               897.1              847.4
Contribution from the Closed Block......................          125.0               143.2              137.0
                                                          -----------------  -----------------  -----------------

      Total revenues....................................        4,844.5             4,528.8            4,415.4
                                                          -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances....        1,270.2             1,248.3            1,201.3
Policyholders' benefits.................................        1,317.7             1,008.6              914.9
Other operating costs and expenses......................        2,048.0             1,775.8            1,857.7
                                                          -----------------  -----------------  -----------------

      Total benefits and other deductions...............        4,635.9             4,032.7            3,973.9
                                                          -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes, minority interest and cumulative
  effect of accounting change...........................          208.6               496.1              441.5
Federal income taxes....................................            9.7               120.5              100.2
Minority interest in net income of consolidated
  subsidiaries..........................................           81.7                62.8               50.4
                                                          -----------------  -----------------  -----------------
Earnings from continuing operations before
  cumulative effect of accounting change................          117.2               312.8              290.9
Discontinued operations, net of Federal income taxes....          (83.8)                -                  -
Cumulative effect of accounting change, net of Federal
  income taxes..........................................          (23.1)                -                (27.1)
                                                          -----------------  -----------------  -----------------

Net Earnings............................................   $       10.3       $       312.8      $       263.8
                                                          =================  =================  =================

                See Notes to Consolidated Financial Statements.

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                      1996               1995               1994
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning of year as
  previously reported.........................................        2,913.6             2,913.6            2,613.6
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................          192.2               192.2              192.2
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, beginning of year as restated.        3,105.8             3,105.8            2,805.8
Additional capital in excess of par value.....................            -                   -                300.0
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, end of year...................        3,105.8             3,105.8            3,105.8
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year as previously reported...          781.6               484.0              217.6
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................            6.8                (8.4)              (5.8)
                                                                -----------------  -----------------  -----------------
Retained earnings, beginning of year as restated..............          788.4               475.6              211.8
Net earnings..................................................           10.3               312.8              263.8
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................          798.7               788.4              475.6
                                                                -----------------  -----------------  -----------------

Net unrealized investment gains (losses), beginning of year
  as previously reported......................................          338.2              (203.0)             131.9
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................           58.3               (17.5)              12.7
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains (losses), beginning of
  year as restated............................................          396.5              (220.5)             144.6
Change in unrealized investment (losses) gains................         (206.6)              617.0             (365.1)
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains (losses), end of year.........          189.9               396.5             (220.5)
                                                                -----------------  -----------------  -----------------

Minimum pension liability, beginning of year..................          (35.1)               (2.7)             (15.0)
Change in minimum pension liability...........................           22.2               (32.4)              12.3
                                                                -----------------  -----------------  -----------------
Minimum pension liability, end of year........................          (12.9)              (35.1)              (2.7)
                                                                -----------------  -----------------  -----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    4,084.0       $     4,258.1      $     3,360.7
                                                                =================  =================  =================

                See Notes to Consolidated Financial Statements.

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                      1996               1995               1994
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Net earnings..................................................   $       10.3       $       312.8      $       263.8
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances........        1,270.2             1,248.3            1,201.3
  Universal life and investment-type policy fee income........         (874.0)             (788.2)            (715.0)
  Investment losses (gains)...................................            9.8                (5.3)             (91.8)
  Change in Federal income taxes payable......................         (197.1)              221.6               38.3
  Other, net..................................................          364.4               127.3              (19.4)
                                                                -----------------  -----------------  -----------------

Net cash provided by operating activities.....................          583.6             1,116.5              677.2
                                                                -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................        2,275.1             1,897.4            2,323.8
  Sales.......................................................        8,964.3             8,867.1            5,816.6
  Return of capital from joint ventures and limited
    partnerships..............................................           78.4                65.2               39.0
  Purchases...................................................      (12,559.6)          (11,675.5)          (7,564.7)
  Decrease (increase) in loans to discontinued GIC Segment....        1,017.0             1,226.9              (40.0)
  Other, net..................................................           56.7              (624.7)            (478.1)
                                                                -----------------  -----------------  -----------------

Net cash (used) provided by investing activities..............         (168.1)             (243.6)              96.6
                                                                -----------------  -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................        1,925.4             2,586.5            2,082.5
    Withdrawals...............................................       (2,385.2)           (2,657.1)          (2,864.4)
  Net decrease in short-term financings.......................            (.3)              (16.4)            (173.0)
  Additions to long-term debt.................................            -                 599.7               51.8
  Repayments of long-term debt................................         (124.8)              (40.7)            (199.8)
  Proceeds from issuance of Alliance units....................            -                   -                100.0
  Payment of obligation to fund accumulated deficit of
    discontinued GIC Segment..................................            -              (1,215.4)               -
  Capital contribution from the Holding Company...............            -                   -                300.0
  Other, net..................................................          (66.5)              (48.4)              26.5
                                                                -----------------  -----------------  -----------------

Net cash (used) by financing activities.......................         (651.4)             (791.8)            (676.4)
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................         (235.9)               81.1               97.4
Cash and cash equivalents, beginning of year..................          774.7               693.6              596.2
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $      538.8       $       774.7      $       693.6
                                                                =================  =================  =================

Supplemental cash flow information
  Interest Paid...............................................   $      109.9       $        89.6      $        34.9
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (10.0)      $       (82.7)     $        49.2
                                                                =================  =================  =================

                See Notes to Consolidated Financial Statements.

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1)     ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") converted to a stock life insurance company on July 22, 1992 and became a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life, which will continue to conduct the Company's insurance business. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), Equitable Real Estate Investment Management, Inc. ("EREIM") and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA-UAP ("AXA"), a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 60.8% at December 31, 1996 (63.6% assuming conversion of Series E Convertible Preferred Stock held by AXA and 54.4% if all securities convertible into, and options on, common stock were to be converted or exercised).

 2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP").

        The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiaries (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance, an investment advisory subsidiary, and EREIM, a real estate investment management subsidiary; and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets and liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements exclude the Closed Block related amounts.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        All significant intercompany transactions and balances have been eliminated in consolidation other than intercompany transactions and balances with the Closed Block and the discontinued Guaranteed Interest Contract ("GIC") Segment (see Note 7).

        The years "1996," "1995" and "1994" refer to the years ended December 31, 1996, 1995 and 1994, respectively.

        Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1996 presentation.


        Closed Block
        ------------

        As of July 22, 1992, Equitable Life established the Closed Block for the benefit of certain classes of individual participating policies for which Equitable Life had a dividend scale payable in 1991 and which were in force on that date. Assets were allocated to the Closed Block in an amount which, together with anticipated revenues from policies included in the Closed Block, was reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block and will not revert to the benefit of the Holding Company. The plan of demutualization prohibits the reallocation, transfer, borrowing or lending of assets between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or to any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Discontinued Operations
        -----------------------

        In 1991, the Company's management adopted a plan to discontinue the business operations of the GIC Segment, consisting of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities") and Guaranteed Interest Contract ("GIC") lines of business. The Company established a pre-tax provision for the estimated future losses of the GIC line of business and a premium deficiency reserve for the Wind-Up Annuities. Subsequent losses incurred have been charged to the two loss provisions. Management reviews the adequacy of the allowance and reserve each quarter. During the fourth quarter 1996 review, management determined it was necessary to increase the allowance for expected future losses of the GIC Segment. Management believes the loss provisions for GIC contracts and Wind-Up Annuities at December 31, 1996 are adequate to provide for all future losses; however, the determination of loss provisions continues to involve numerous estimates and subjective judgments regarding the expected performance of discontinued operations investment assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized (See Note 7).

        Accounting Changes
        ------------------

        In 1996, the Company changed its method of accounting for long-duration participating life insurance contracts, primarily within the Closed Block, in accordance with the provisions prescribed by Statement of Financial Accounting Standards ("SFAS") No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts". The effect of this change, including the impact on the Closed Block, was to increase earnings from continuing operations before cumulative effect of accounting change by $19.2 million, net of Federal income taxes of $10.3 million for 1996. The financial statements for 1995 and 1994 have been retroactively restated for the change which resulted in an increase (decrease) in earnings before cumulative effect of accounting change of $15.2 million, net of Federal income taxes of $8.2 million, and $(2.6) million, net of Federal income tax benefit of $1.0 million, respectively. Shareholder's equity increased $199.1 million as of January 1, 1994 for the effect of retroactive application of the new method. (See "Deferred Policy Acquisition Costs," "Policyholders' Account Balances and Future Policy Benefits" and Note 6.)

        The Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as of January 1, 1996. The statement requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Effective with SFAS No. 121's adoption, impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Before implementing SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds. The adoption of the statement resulted in the release of valuation allowances of $152.4 million and recognition of impairment losses of $144.0 million on real estate held and used. Real estate which management has committed to disposing of by sale or abandonment is classified as real estate to be disposed of. Valuation allowances on real estate to be disposed of continue to be computed using the lower of estimated fair value or depreciated cost, net of disposition costs. Implementation of the SFAS No. 121 impairment requirements relative to other assets to be disposed of resulted in a charge for the cumulative effect of an accounting change of $23.1 million, net of a Federal income tax benefit of $12.4 million, due to the writedown to fair value of building improvements relating to facilities being vacated beginning in 1996.

        In the first quarter of 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This statement applies to all loans, including loans restructured in a troubled debt restructuring involving a modification of terms. This statement addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. Impaired loans within the scope of this statement are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company provides for impairment of loans through an allowance for possible losses. The adoption of this statement did not have a material effect on the level of these allowances or on the Company's consolidated statements of earnings and shareholder's equity.

        Beginning coincident with issuance of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," implementation guidance in November 1995, the Financial Accounting Standards Board ("FASB") permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result, consolidated shareholder's equity increased by $149.4 million, net of deferred policy acquisition costs ("DAC"), amounts attributable to participating group annuity contracts and deferred Federal income taxes.

        In the fourth quarter of 1994 (effective as of January 1, 1994), the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which required employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $27.1 million, net of a Federal income tax benefit of $14.6 million.

        New Accounting Pronouncements
        -----------------------------

        The FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant or, alternatively, to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Companies which elect to continue to apply APB Opinion No. 25 must provide pro forma net income disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of APB Opinion No. 25 (see Note 21).

        In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 specifies the accounting and reporting requirements for transfers of financial assets, the recognition and measurement of servicing assets and liabilities and extinguishments of liabilities. SFAS No. 125 is effective for transactions occurring after December 31, 1996 and is to be applied prospectively. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which defers for one year the effective date of provisions relating to secured borrowings and collateral and transfers of financial assets that are part of repurchase agreements, dollar-roll, securities lending and similar transactions. Management has not yet determined the effect of implementing SFAS No. 125.

        Valuation of Investments
        ------------------------

        Fixed maturities identified as available for sale are reported at estimated fair value. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Effective with the adoption of SFAS No. 114 on January 1, 1995, the valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value. Prior to the adoption of SFAS No. 114, the valuation allowances were based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans management believed may not be collectible in full. In establishing valuation allowances, management previously considered, among other things the estimated fair value of the underlying collateral.

        Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses) net. Valuation allowances on real estate available for sale are computed using the lower of current estimated fair value or depreciated cost, net of disposition costs. Prior to the adoption of SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds.

        Policy loans are stated at unpaid principal balances.

        Partnerships and joint venture interests in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Common stocks are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities are recorded in the consolidated financial statements on a trade date basis.

        Investment Results and Unrealized Investment Gains (Losses)
        -----------------------------------------------------------

        Net investment income and realized investment gains and losses (collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

        Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

        Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by the Company are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes, amounts attributable to the discontinued GIC Segment, participating group annuity contracts, and DAC related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred.

        DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1996, the expected investment yield ranged from 7.30% grading to 7.68% over 13 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. Deviations of actual results from estimated experience are reflected in earnings in the period such deviations occur. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life and annuity policies with life contingencies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        For individual health benefit insurance, DAC is amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income ("DI") products) in proportion to anticipated premium revenue at time of issue. In the fourth quarter of 1996, the DAC related to DI contracts issued prior to July 1993 was written off.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, include a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.

        During the fourth quarter of 1996, a loss recognition study on participating group annuity contracts and conversion annuities ("Pension Par") was completed which included management's revised estimate of assumptions, including expected mortality and future investment returns. The study's results prompted management to establish a premium deficiency reserve which decreased earnings from continuing operations and net earnings by $47.5 million ($73.0 million pre-tax).

        Individual health benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

        During the fourth quarter of 1996, the Company completed a loss recognition study of the DI business which incorporated management's revised estimates of future experience with regard to morbidity, investment returns, claims and administration expenses and other factors. The study indicated DAC was not recoverable and the reserves were not sufficient. Earnings from continuing operations and net earnings decreased by $208.0 million ($320.0 million pre-tax) as a result of strengthening DI reserves by $175.0 million and writing off unamortized DAC of $145.0 million. The determination of DI reserves requires making assumptions and estimates relating to a variety of factors, including morbidity and interest rates, claims experience and lapse rates based on then known facts and circumstances. Such factors as claim incidence and termination rates can be affected by changes in the economic, legal and regulatory environments and work ethic. While management believes its DI reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities for individual disability income and major medical policies were $711.8 million and $639.6 million at December 31, 1996 and 1995, respectively (excluding $175.0 million of reserve strengthening in 1996). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies (excluding $175.0 million of reserve strengthening in 1996) are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Incurred benefits related to current year..........  $       189.0       $      176.0       $      188.6
        Incurred benefits related to prior years...........           69.1               67.8               28.7
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $       258.1       $      243.8       $      217.3
                                                            =================   ================   =================
        Benefits paid related to current year..............  $        32.6       $       37.0       $       43.7
        Benefits paid related to prior years...............          153.3              137.8              132.3
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $       185.9       $      174.8       $      176.0
                                                            =================   ================   =================

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by Equitable Life's Board of Directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        Equitable Life is subject to limitations on the amount of statutory profits which can be retained with respect to certain classes of individual participating policies that were in force on July 22, 1992 which are not included in the Closed Block and with respect to participating policies issued subsequent to July 22, 1992. Excess statutory profits, if any, will be distributed over time to such policyholders and will not be available to Equitable Life's shareholder. Earnings in excess of limitations, if any, would be accrued as policyholders' dividends.

        At December 31, 1996, participating policies, including those in the Closed Block, represent approximately 24.2% ($52.3 billion) of directly written life insurance in force, net of amounts ceded.

        Federal Income Taxes
        --------------------

        The Company files a consolidated Federal income tax return with the Holding Company and its non-life insurance subsidiaries. Current Federal income taxes were charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities were recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Separate Accounts
        -----------------

        Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

        Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account, therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1996, 1995 and 1994, investment results of such Separate Accounts were $2,970.6 million, $1,963.2 million and $665.2 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

 3)     INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                        GROSS               GROSS
                                                   AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                      COST              GAINS              LOSSES           FAIR VALUE
                                                -----------------  -----------------   ----------------   ---------------
                                                                             (IN MILLIONS)
        DECEMBER 31, 1996
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    13,645.2      $       451.5       $      121.0       $   13,975.7
            Mortgage-backed....................        2,015.9               11.2               20.3            2,006.8
            U.S. Treasury securities and
              U.S. government and
              agency securities................        1,539.4               39.2               19.3            1,559.3
            States and political subdivisions..           77.0                4.5                -                 81.5
            Foreign governments................          302.6               18.0                2.2              318.4
            Redeemable preferred stock.........          139.1                3.3                7.1              135.3
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $    17,719.2      $       527.7       $      169.9       $   18,077.0
                                                =================  =================   ================   ===============
        Equity Securities:
          Common stock.........................  $        98.7      $        49.3       $       17.7       $      130.3
                                                =================  =================   ================   ===============

        December 31, 1995
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    10,910.7      $       617.6       $      118.1       $   11,410.2
            Mortgage-backed....................        1,838.0               31.2                1.2            1,868.0
            U.S. Treasury securities and
              U.S. government and
              agency securities................        2,257.0               77.8                4.1            2,330.7
            States and political subdivisions..           45.7                5.2                -                 50.9
            Foreign governments................          124.5               11.0                 .2              135.3
            Redeemable preferred stock.........          108.1                5.3                8.6              104.8
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $    15,284.0      $       748.1       $      132.2       $   15,899.9
                                                =================  =================   ================   ===============
        Equity Securities:
          Common stock.........................  $        97.3      $        49.1       $       18.0       $      128.4
                                                =================  =================   ================   ===============

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1996 and 1995, securities without a readily ascertainable market value having an amortized cost of $3,915.7 million and $3,748.9 million, respectively, had estimated fair values of $4,024.6 million and $3,981.8 million, respectively.

        The contractual maturity of bonds at December 31, 1996 is shown below:

                                                   AVAILABLE FOR SALE
                                           ------------------------------------
                                              AMORTIZED          ESTIMATED
                                                COST             FAIR VALUE
                                           ----------------   -----------------
                                                      (IN MILLIONS)

        Due in one year or less...........  $      539.6       $      542.5
        Due in years two through five.....       2,776.2            2,804.0
        Due in years six through ten......       6,044.7            6,158.1
        Due after ten years...............       6,203.7            6,430.3
        Mortgage-backed securities........       2,015.9            2,006.8
                                           ----------------   -----------------
        Total.............................  $   17,580.1       $   17,941.7
                                           ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1996, approximately 14.20% of the $17,563.7 million aggregate amortized cost of bonds held by the Insurance Group were considered to be other than investment grade.

        In addition to its holdings of corporate high yield securities, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

        The Company has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio includes amortized costs of $5.5 million and $15.9 million at December 31, 1996 and 1995, respectively, of such restructured securities. These amounts include fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $2.2 million and $1.6 million as of December 31, 1996 and 1995, respectively. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $1.4 million, $3.0 million and $7.5 million in 1996, 1995 and 1994, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $1.3 million, $2.9 million and $6.8 million in 1996, 1995 and 1994, respectively.

        Investment valuation allowances and changes thereto are shown below:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Balances, beginning of year........................  $       325.3       $      284.9       $      355.6
        SFAS No. 121 release...............................         (152.4)               -                  -
        Additions charged to income........................          125.0              136.0               51.0
        Deductions for writedowns and
          asset dispositions...............................         (160.8)             (95.6)            (121.7)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $       137.1       $      325.3       $      284.9
                                                            =================   ================   =================
        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        50.4       $       65.5       $       64.2
          Equity real estate...............................           86.7              259.8              220.7
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       137.1       $      325.3       $      284.9
                                                            =================   ================   =================

        At December 31, 1996, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $25.0 million of fixed maturities and $2.6 million of mortgage loans on real estate.

        At December 31, 1996 and 1995, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $12.4 million (0.4% of total mortgage loans on real estate) and $87.7 million (2.4% of total mortgage loans on real estate), respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $388.3 million and $531.5 million at December 31, 1996 and 1995, respectively. These amounts include $1.0 million and $3.8 million of problem mortgage loans on real estate at December 31, 1996 and 1995, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $35.5 million, $52.1 million and $44.9 million in 1996, 1995 and 1994, respectively. Gross interest income on these loans included in net investment income aggregated $28.2 million, $37.4 million and $32.8 million in 1996, 1995 and 1994, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   1996                 1995
                                                                            -------------------  -------------------
                                                                                         (IN MILLIONS)

        Impaired mortgage loans with provision for losses..................  $        340.0       $        310.1
        Impaired mortgage loans with no provision for losses...............           122.3                160.8
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           462.3                470.9
        Provision for losses...............................................            46.4                 62.7
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        415.9       $        408.2
                                                                            ===================  ===================

        Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        During 1996 and 1995, respectively, the Company's average recorded investment in impaired mortgage loans was $552.1 million and $429.0 million. Interest income recognized on these impaired mortgage loans totaled $38.8 million and $27.9 million for 1996 and 1995, respectively, including $17.9 million and $13.4 million recognized on a cash basis.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1996 and 1995, the carrying value of equity real estate available for sale amounted to $345.6 million and $255.5 million, respectively. For 1996, 1995 and 1994, respectively, real estate of $58.7 million, $35.3 million and $189.8 million was acquired in satisfaction of debt. At December 31, 1996 and 1995, the Company owned $771.7 million and $862.7 million, respectively, of real estate acquired in satisfaction of debt.

        Depreciation of real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $587.5 million and $662.4 million at December 31, 1996 and 1995, respectively. Depreciation expense on real estate totaled $91.8 million, $121.7 million and $117.0 million for 1996, 1995 and 1994, respectively. As a result of the implementation of SFAS No. 121, during 1996 no depreciation expense has been recorded on real estate available for sale.

 4)     JOINT VENTURES AND PARTNERSHIPS

        Summarized combined financial information of real estate joint ventures (34 and 38 individual ventures as of December 31, 1996 and 1995, respectively) and of limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        FINANCIAL POSITION
        Investments in real estate, at depreciated cost........................  $    1,883.7       $    2,684.1
        Investments in securities, generally at estimated fair value...........       2,430.6            2,459.8
        Cash and cash equivalents..............................................          98.0              489.1
        Other assets...........................................................         427.0              270.8
                                                                                ----------------   -----------------
        Total assets...........................................................       4,839.3            5,903.8
                                                                                ----------------   -----------------
        Borrowed funds - third party...........................................       1,574.3            1,782.3
        Borrowed funds - the Company...........................................         137.9              220.5
        Other liabilities......................................................         415.8              593.9
                                                                                ----------------   -----------------
        Total liabilities......................................................       2,128.0            2,596.7
                                                                                ----------------   -----------------

        Partners' Capital......................................................  $    2,711.3       $    3,307.1
                                                                                ================   =================

        Equity in partners' capital included above.............................  $      806.8       $      902.2
        Equity in limited partnership interests not included above.............         201.8              212.8
        Other..................................................................           9.8                8.9
                                                                                ----------------   -----------------
        Carrying Value.........................................................  $    1,018.4       $    1,123.9
                                                                                ================   =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $       348.9       $      463.5       $      537.7
        Revenues of other limited partnership interests....          386.1              242.3              103.4
        Interest expense - third party.....................         (111.0)            (135.3)            (114.9)
        Interest expense - the Company.....................          (30.0)             (41.0)             (36.9)
        Other expenses.....................................         (282.5)            (397.7)            (430.9)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       311.5       $      131.8       $       58.4
                                                            =================   ================   =================
        Equity in net earnings included above..............  $        73.9       $       49.1       $       18.9
        Equity in net earnings of limited partnerships
          interests not included above.....................           35.8               44.8               25.3
        Other..............................................             .9                1.0                1.8
                                                            -----------------   ----------------   -----------------
        Total Equity in Net Earnings.......................  $       110.6       $       94.9       $       46.0
                                                            =================   ================   =================

 5)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income are summarized as follows:

                                                   1996               1995                1994
                                             -----------------   ----------------   -----------------
                                                                  (IN MILLIONS)

        Fixed maturities....................  $     1,307.4       $    1,151.1       $    1,036.5
        Mortgage loans on real estate.......          303.0              329.0              385.7
        Equity real estate..................          442.4              560.4              561.8
        Other equity investments............           94.3               76.9               36.1
        Policy loans........................          160.3              144.4              122.7
        Other investment income.............          217.4              273.0              322.4
                                             -----------------   ----------------   -----------------

          Gross investment income...........        2,524.8            2,534.8            2,465.2
                                             -----------------   ----------------   -----------------

          Investment expenses...............          348.9              446.6              466.6
                                             -----------------   ----------------   -----------------

        Net Investment Income...............  $     2,175.9       $    2,088.2       $    1,998.6
                                             =================   ================   =================

        Investment gains (losses), net, including changes in the valuation allowances, are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $        60.5       $      119.9       $      (14.3)
        Mortgage loans on real estate......................          (27.3)             (40.2)             (43.1)
        Equity real estate.................................          (79.7)             (86.6)              20.6
        Other equity investments...........................           18.9               12.8               75.9
        Issuance and sales of Alliance Units...............           20.6                -                 52.4
        Other..............................................           (2.8)               (.6)                .3
                                                            -----------------   ----------------   -----------------
        Investment (Losses) Gains, Net.....................  $        (9.8)      $        5.3       $       91.8
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $29.9 million, $46.7 million and $30.8 million for 1996, 1995 and 1994, respectively, and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $23.7 million for the year ended December 31, 1996.

        For 1996, 1995 and 1994, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $8,353.5 million, $8,206.0 million and $5,253.9 million. Gross gains of $154.2 million, $211.4 million and $65.2 million and gross losses of $92.7 million, $64.2 million and $50.8 million, respectively, were realized on these sales. The change in unrealized investment (losses) gains related to fixed maturities classified as available for sale for 1996, 1995 and 1994 amounted to $(258.0) million, $1,077.2 million and $(742.2) million, respectively.

        During each of 1995 and 1994, one security classified as held to maturity was sold. During the eleven months ended November 30, 1995 and the year ended December 31, 1994, respectively, twelve and six securities so classified were transferred to the available for sale portfolio. All actions were taken as a result of a significant deterioration in creditworthiness. The aggregate amortized costs of the securities sold were $1.0 million and $19.9 million with a related investment gain of $-0- million and $.8 million recognized in 1995 and 1994, respectively; the aggregate amortized cost of the securities transferred was $116.0 million and $42.8 million with gross unrealized investment losses of $3.2 million and $3.1 million charged to consolidated shareholder's equity for the eleven months ended November 30, 1995 and the year ended December 31, 1994, respectively. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result, unrealized gains on fixed maturities increased $395.6 million, offset by DAC of $126.5 million, amounts attributable to participating group annuity contracts of $39.2 million and deferred Federal income taxes of $80.5 million.

        For 1996, 1995 and 1994, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $136.7 million, $131.2 million and $175.8 million, respectively.

        In 1996, Alliance acquired the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively, "Cursitor") for approximately $159.0 million. The purchase price consisted of $94.3 million in cash, 1.8 million of Alliance's publicly traded units ("Alliance Units"), 6% notes aggregating $21.5 million payable ratably over four years, and substantial additional consideration which will be determined at a later date. The excess of the purchase price, including acquisition costs and minority interest, over the fair value of Cursitor's net assets acquired resulted in the recognition of intangible assets consisting of costs assigned to contracts acquired and goodwill of approximately $122.8 million and $38.3 million, respectively, which are being amortized over the estimated useful lives of 20 years. The Company recognized an investment gain of $20.6 million as a result of the issuance of Alliance Units in this transaction. At December 31, 1996, the Company's ownership of Alliance Units was approximately 57.3%.

        In 1994, Alliance sold 4.96 million newly issued Alliance Units to third parties at prevailing market prices. The Company continues to hold its 1% general partnership interest in Alliance. The Company recognized an investment gain of $52.4 million as a result of these transactions.

        Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of equity and the changes for the corresponding years, are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance, beginning of year as restated.............  $       396.5       $     (220.5)      $      144.6
        Changes in unrealized investment (losses) gains....         (297.6)           1,198.9             (856.7)
        Changes in unrealized investment losses
          (gains) attributable to:
            Participating group annuity contracts..........            -                (78.1)              40.8
            DAC............................................           42.3             (216.8)             273.6
            Deferred Federal income taxes..................           48.7             (287.0)             177.2
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       189.9       $      396.5       $     (220.5)
                                                            =================   ================   =================
        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $       357.8       $      615.9       $     (461.3)
            Other equity investments.......................           31.6               31.1                7.7
            Other, principally Closed Block................           53.1               93.1               (5.1)
                                                            -----------------   ----------------   -----------------
              Total........................................          442.5              740.1             (458.7)
          Amounts of unrealized investment (gains)
            losses attributable to:
              Participating group annuity contracts........          (72.2)             (72.2)               5.9
              DAC..........................................          (52.0)             (94.3)             122.4
              Deferred Federal income taxes................         (128.4)            (177.1)             109.9
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       189.9       $      396.5       $     (220.5)
                                                            =================   ================   =================

 6)     CLOSED BLOCK

        Summarized financial information of the Closed Block follows:

                                                                                     DECEMBER 31,
                                                                         --------------------------------------
                                                                               1996                 1995
                                                                         -----------------    -----------------
                                                                                     (IN MILLIONS)
        Assets
        Fixed Maturities:
          Available for sale, at estimated fair value (amortized cost,
            $3,820.7 and $3,662.8)......................................  $    3,889.5         $    3,896.2
        Mortgage loans on real estate...................................       1,380.7              1,368.8
        Policy loans....................................................       1,765.9              1,797.2
        Cash and other invested assets..................................         336.1                440.9
        DAC.............................................................         876.5                792.6
        Other assets....................................................         246.3                286.4
                                                                         -----------------    -----------------
        Total Assets....................................................  $    8,495.0         $    8,582.1
                                                                         =================    =================

        Liabilities
        Future policy benefits and policyholders' account balances......  $    8,999.7         $    8,923.5
        Other liabilities...............................................          91.6                297.9
                                                                         -----------------    -----------------
        Total Liabilities...............................................  $    9,091.3         $    9,221.4
                                                                         =================    =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Premiums and other revenue.........................  $       724.8       $      753.4       $      798.1
        Investment income (net of investment
          expenses of $27.3, $26.7 and $19.0)..............          546.6              538.9              523.0
        Investment losses, net.............................           (5.5)             (20.2)             (24.0)
                                                            -----------------   ----------------   -----------------
              Total revenues...............................        1,265.9            1,272.1            1,297.1
                                                            -----------------   ----------------   -----------------
        Benefits and Other Deductions
        Policyholders' benefits and dividends..............        1,106.3            1,077.6            1,121.6
        Other operating costs and expenses.................           34.6               51.3               38.5
                                                            -----------------   ----------------   -----------------
              Total benefits and other deductions..........        1,140.9            1,128.9            1,160.1
                                                            -----------------   ----------------   -----------------
        Contribution from the Closed Block.................  $       125.0       $      143.2       $      137.0
                                                            =================   ================   =================

        In the fourth quarter of 1996, the Company adopted SFAS No. 120, which prescribes the accounting for individual participating life insurance contracts, most of which are included in the Closed Block. The implementation of SFAS No. 120 resulted in an increase (decrease) in the contribution from the Closed Block of $27.5 million, $18.8 million and $(14.0) million in 1996, 1995 and 1994, respectively.

        The fixed maturity portfolio, based on amortized cost, includes $.4 million and $4.3 million at December 31, 1996 and 1995, respectively, of restructured securities which includes problem fixed maturities of $.3 million and $1.9 million, respectively.

        During the eleven months ended November 30, 1995, one security classified as held to maturity was sold and ten securities classified as held to maturity were transferred to the available for sale portfolio. All actions resulted from significant deterioration in creditworthiness. The amortized cost of the security sold was $4.2 million. The aggregate amortized cost of the securities transferred was $81.3 million with gross unrealized investment losses of $.1 million transferred to equity. At December 1, 1995, $1,750.7 million of securities classified as held to maturity were transferred to the available for sale portfolio. As a result, unrealized gains of $88.5 million on fixed maturities were recognized, offset by DAC amortization of $52.6 million.

        At December 31, 1996 and 1995, problem mortgage loans on real estate had an amortized cost of $4.3 million and $36.5 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $114.2 million and $137.7 million, respectively. At December 31, 1996 and 1995, the restructured mortgage loans on real estate amount included $.7 million and $8.8 million, respectively, of problem mortgage loans on real estate.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)

        Impaired mortgage loans with provision for losses.........  $       128.1      $       106.8
        Impaired mortgage loans with no provision for losses......             .6               10.1
                                                                   ----------------   -----------------
        Recorded investment in impaired mortgages.................          128.7              116.9
        Provision for losses......................................           12.9               17.9
                                                                   ----------------   -----------------
        Net Impaired Mortgage Loans...............................  $       115.8      $        99.0
                                                                   ================   =================

        During 1996 and 1995, respectively, the Closed Block's average recorded investment in impaired mortgage loans was $153.8 million and $146.9 million, respectively. Interest income recognized on these impaired mortgage loans totaled $10.9 million and $5.9 million for 1996 and 1995, respectively, including $4.7 million and $1.3 million recognized on a cash basis.

        Valuation allowances amounted to $13.8 million and $18.4 million on mortgage loans on real estate and $3.7 million and $4.3 million on equity real estate at December 31, 1996 and 1995, respectively. Writedowns of fixed maturities amounted to $12.8 million, $16.8 million and $15.9 million for 1996, 1995 and 1994, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in the recognition of impairment losses of $5.6 million on real estate held and used.

        Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

 7)     DISCONTINUED OPERATIONS

        Summarized financial information of the GIC Segment follows:

                                                             DECEMBER 31,
                                                 --------------------------------------
                                                       1996                 1995
                                                 -----------------    -----------------
                                                             (IN MILLIONS)
        Assets
        Mortgage loans on real estate...........  $    1,111.1         $    1,485.8
        Equity real estate......................         925.6              1,122.1
        Other invested assets...................         474.0                665.2
        Other assets............................         226.1                579.3
                                                 -----------------    -----------------
        Total Assets............................  $    2,736.8         $    3,852.4
                                                 =================    =================

        Liabilities
        Policyholders' liabilities..............  $    1,335.9         $    1,399.8
        Allowance for future losses.............         262.0                164.2
        Amounts due to continuing operations....         996.2              2,097.1
        Other liabilities.......................         142.7                191.3
                                                 -----------------    -----------------
        Total Liabilities.......................  $    2,736.8         $    3,852.4
                                                 =================    =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Investment income (net of investment expenses
          of $127.5, $153.1 and $183.3)....................  $       245.4       $      323.6       $      394.3
        Investment (losses) gains, net.....................          (18.9)             (22.9)              26.8
        Policy fees, premiums and other income.............             .2                 .7                 .4
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................          226.7              301.4              421.5
        Benefits and other deductions......................          250.4              326.5              443.2
        Losses charged to allowance for future losses......          (23.7)             (25.1)             (21.7)
                                                            -----------------   ----------------   -----------------
        Pre-tax loss from operations.......................            -                  -                  -
        Pre-tax loss from strengthening of the
          allowance for future losses......................         (129.0)               -                  -
        Federal income tax benefit.........................           45.2                -                  -
                                                            -----------------   ----------------   -----------------
        Loss from Discontinued Operations..................  $       (83.8)      $        -         $        -
                                                            =================   ================   =================

        In 1991, management adopted a plan to discontinue the business operations of the GIC Segment consisting of group non-participating Wind-Up Annuities and the GIC lines of business. The loss allowance and premium deficiency reserve of $569.6 million provided for in 1991 were based on management's best judgment at that time.

        The Company's quarterly process for evaluating the loss provisions applies the current period's results of the discontinued operations against the allowance, re-estimates future losses, and adjusts the provisions, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in the need to strengthen the loss provisions by $129.0 million, resulting in a post-tax charge of $83.8 million to discontinued operations' results in the fourth quarter of 1996.

        Management believes the loss provisions for Wind-Up Annuities and GIC contracts at December 31, 1996 are adequate to provide for all future losses; however, the determination of loss provisions continues to involve numerous estimates and subjective judgments regarding the expected performance of discontinued operations investment assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the loss provisions, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the loss provisions are likely to result.

        In January 1995, continuing operations transferred $1,215.4 million in cash to the GIC Segment in settlement of its obligation to provide assets to fund the accumulated deficit of the GIC Segment. Subsequently, the GIC Segment remitted $1,155.4 million in cash to continuing operations in partial repayment of borrowings by the GIC Segment. No gains or losses were recognized on these transactions. Amounts due to continuing operations at December 31, 1996, consisted of $1,080.0 million borrowed by the discontinued GIC Segment offset by $83.8 million representing an obligation of continuing operations to provide assets to fund the accumulated deficit of the GIC Segment.

        Investment income included $88.2 million of interest income for 1994 on amounts due from continuing operations. Benefits and other deductions include $114.3 million, $154.6 million and $219.7 million of interest expense related to amounts borrowed from continuing operations in 1996, 1995 and 1994, respectively.

        Valuation allowances amounted to $9.0 million and $19.2 million on mortgage loans on real estate and $20.4 million and $77.9 million on equity real estate at December 31, 1996 and 1995, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in a release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held and used. Writedowns of fixed maturities amounted to $1.6 million, $8.1 million and $17.8 million for 1996, 1995 and 1994, respectively and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $12.3 million for 1996.

        The fixed maturity portfolio, based on amortized cost, includes $6.2 million and $15.1 million at December 31, 1996 and 1995, respectively, of restructured securities. These amounts include problem fixed maturities of $.5 million and $6.1 million at December 31, 1996 and 1995, respectively.

        At December 31, 1996 and 1995, problem mortgage loans on real estate had amortized costs of $7.9 million and $35.4 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had amortized costs of $208.1 million and $289.3 million, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                            DECEMBER 31,
                                                                 ------------------------------------
                                                                      1996                1995
                                                                 ----------------   -----------------
                                                                            (IN MILLIONS)
        Impaired mortgage loans with provision for losses.......  $        83.5      $       105.1
        Impaired mortgage loans with no provision for losses....           15.0               18.2
                                                                 ----------------   -----------------
        Recorded investment in impaired mortgages...............           98.5              123.3
        Provision for losses....................................            8.8               17.7
                                                                 ----------------   -----------------
        Net Impaired Mortgage Loans.............................  $        89.7      $       105.6
                                                                 ================   =================

        During 1996 and 1995, the GIC Segment's average recorded investment in impaired mortgage loans was $134.8 million and $177.4 million, respectively. Interest income recognized on these impaired mortgage loans totaled $10.1 million and $4.5 million for 1996 and 1995, respectively, including $7.5 million and $.4 million recognized on a cash basis.

        At December 31, 1996 and 1995, the GIC Segment had $263.0 million and $310.9 million, respectively, of real estate acquired in satisfaction of debt.

8)      SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                        DECEMBER 31,
                                                            --------------------------------------
                                                                  1996                 1995
                                                            -----------------    -----------------
                                                                        (IN MILLIONS)

        Short-term debt....................................  $      174.1         $        -
                                                            -----------------    -----------------
        Long-term debt:
        Equitable Life:
          6.95% surplus notes scheduled to mature 2005.....         399.4                399.3
          7.70% surplus notes scheduled to mature 2015.....         199.6                199.6
          Eurodollar notes, 10.5% due 1997.................           -                   76.2
          Zero coupon note, 11.25% due 1997................           -                  120.1
          Other............................................            .5                 16.3
                                                            -----------------    -----------------
              Total Equitable Life.........................         599.5                811.5
                                                            -----------------    -----------------
        Wholly Owned and Joint Venture Real Estate:
          Mortgage notes, 4.92% - 12.50% due through 2006..         968.6              1,084.4
                                                            -----------------    -----------------
        Alliance:
          Other............................................          24.7                  3.4
                                                            -----------------    -----------------
        Total long-term debt...............................       1,592.8              1,899.3
                                                            -----------------    -----------------
        Total Short-term and Long-term Debt................  $    1,766.9         $    1,899.3
                                                            =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1996 range from 5.73% (the London Interbank Offering Rate ("LIBOR") plus 22.5 basis points) to 8.25% (the prime rate). There were no borrowings outstanding under this bank credit facility at December 31, 1996.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $350.0 million five-year bank credit facility. There were no borrowings outstanding under this program at December 31, 1996.

        In February 1996, Alliance entered into a new $250.0 million five-year revolving credit facility with a group of banks which replaced its $100.0 million revolving credit facility and its $100.0 million commercial paper back-up revolving credit facility. Under the new revolving credit facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the LIBOR or the Federal Funds rate. A facility fee is payable on the total facility. The revolving credit facility will be used to provide back-up liquidity for commercial paper to be used under Alliance's $100.0 million commercial paper program, to fund commission payments to financial intermediaries for the sale of Class B and C shares under Alliance's mutual fund distribution system, and for general working capital purposes. As of December 31, 1996, Alliance had not issued any commercial paper under its $100.0 million commercial paper program and there were no borrowings outstanding under Alliance's revolving credit facility.

        At December 31, 1996, long-term debt expected to mature in 1997 totaling $174.1 million was reclassified as short-term debt.

        Long-term Debt
        --------------

        Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.

        On December 18, 1995, Equitable Life issued, in accordance with Section 1307 of the New York Insurance Law, $400.0 million of surplus notes having an interest rate of 6.95% scheduled to mature in 2005 and $200.0 million of surplus notes having an interest rate of 7.70% scheduled to mature in 2015 (together, the "Surplus Notes"). Proceeds from the issuance of the Surplus Notes were $596.6 million, net of related issuance costs. The unamortized discount on the Surplus Notes was $1.0 million at December 31, 1996. Payments of interest on or principal of the Surplus Notes are subject to prior approval by the Superintendent.

        The Company has pledged real estate, mortgage loans, cash and securities amounting to $1,406.4 million and $1,629.7 million at December 31, 1996 and 1995, respectively, as collateral for certain long-term debt.

        At December 31, 1996, aggregate maturities of the long-term debt based on required principal payments at maturity for 1997 and the succeeding four years are $494.9 million, $316.7 million, $19.7 million, $5.4 million, $0 million, respectively, and $946.7 million thereafter.

 9)     FEDERAL INCOME TAXES

        A summary of the Federal income tax expense (benefit) in the consolidated statements of earnings is shown below:

                                                       1996               1995                1994
                                                 -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)
        Federal income tax expense (benefit):
          Current...............................  $        97.9       $      (11.7)      $        4.0
          Deferred..............................          (88.2)             132.2               96.2
                                                 -----------------   ----------------   -----------------
        Total...................................  $         9.7       $      120.5       $      100.2
                                                 =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                                       1996               1995                1994
                                                 -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)
        Expected Federal income tax expense.....  $        73.0       $      173.7       $      154.5
        Non-taxable minority interest...........          (28.6)             (22.0)             (17.6)
        Differential earnings amount............            -                  -                (16.8)
        Adjustment of tax audit reserves........            6.9                4.1               (4.6)
        Equity in unconsolidated subsidiaries...          (32.3)             (19.4)             (12.5)
        Other...................................           (9.3)             (15.9)              (2.8)
                                                 -----------------   ----------------   -----------------
        Federal Income Tax Expense..............  $         9.7       $      120.5       $      100.2
                                                 =================   ================   =================

        Prior to the date of demutualization, Equitable Life reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying Equitable Life's average equity base, as determined for tax purposes, by an estimate of the excess of an imputed earnings rate for stock life insurance companies over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service. As a stock life insurance company, Equitable Life no longer is required to reduce its policyholder dividend deduction by the differential earnings amount, but differential earnings amounts for pre-demutualization years were still being recomputed in 1994.

        The components of the net deferred Federal income tax account are as follows:

                                                       DECEMBER 31, 1996                  December 31, 1995
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        DAC, reserves and reinsurance..........  $       -        $      166.0      $        -        $     304.4
        Investments............................          -               328.6               -              326.9
        Compensation and related benefits......        259.2               -               293.0              -
        Other..................................          -                 1.8               -               32.3
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     259.2      $      496.4      $      293.0      $     663.6
                                                ===============  ================  ===============   ===============

        The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                     1996               1995                1994
                                               -----------------   ----------------   -----------------
                                                                    (IN MILLIONS)
        DAC, reserves and reinsurance.........  $      (156.2)      $       63.3       $       12.0
        Investments...........................           78.6               13.0               89.3
        Compensation and related benefits.....           22.3               30.8               10.0
        Other.................................          (32.9)              25.1              (15.1)
                                               -----------------   ----------------   -----------------
        Deferred Federal Income Tax
          (Benefit) Expense...................  $       (88.2)      $      132.2       $       96.2
                                               =================   ================   =================

        The Internal Revenue Service is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1989 through 1991. Management believes these audits will have no material adverse effect on the Company's results of operations.

10)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Direct premiums....................................  $       461.4       $      474.2       $      476.7
        Reinsurance assumed................................          177.5              171.3              180.5
        Reinsurance ceded..................................          (41.3)             (38.7)             (31.6)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       597.6       $      606.8       $      625.6
                                                            =================   ================   =================
        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        48.2       $       44.0       $       27.5
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $        54.1       $       48.9       $       20.7
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        32.3       $       28.5       $       25.4
                                                            =================   ================   =================

        Effective January 1, 1994, all in force business above $5.0 million was reinsured. During 1996, the Company's retention limit on joint survivorship policies was increased to $15.0 million. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

        The Insurance Group cedes 100% of its group life and health business to a third party insurance company. Premiums ceded totaled $2.4 million, $260.6 million and $241.0 million for 1996, 1995 and 1994, respectively. Ceded death and disability benefits totaled $21.2 million, $188.1 million and $235.5 million for 1996, 1995 and 1994, respectively. Insurance liabilities ceded totaled $652.4 million and $724.2 million at December 31, 1996 and 1995, respectively.

11)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's and EREIM's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974.

        Components of net periodic pension cost (credit) for the qualified and non-qualified plans are as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Service cost.......................................  $        33.8       $       30.0       $       30.3
        Interest cost on projected benefit obligations.....          120.8              122.0              111.0
        Actual return on assets............................         (181.4)            (309.2)              24.4
        Net amortization and deferrals.....................           43.4              155.6             (142.5)
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension Cost (Credit).................  $        16.6       $       (1.6)      $       23.2
                                                            =================   ================   =================

        The funded status of the qualified and non-qualified pension plans is as follows:

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)
        Actuarial present value of obligations:
          Vested..................................................  $    1,672.2       $    1,642.4
          Non-vested..............................................          10.1               10.9
                                                                   ----------------   -----------------
        Accumulated Benefit Obligation............................  $    1,682.3       $    1,653.3
                                                                   ================   =================
        Plan assets at fair value.................................  $    1,626.0       $    1,503.8
        Projected benefit obligation..............................       1,765.5            1,743.0
                                                                   ----------------   -----------------
        Projected benefit obligation in excess of plan assets.....        (139.5)            (239.2)
        Unrecognized prior service cost...........................         (17.9)             (25.5)
        Unrecognized net loss from past experience different
          from that assumed.......................................         280.0              368.2
        Unrecognized net asset at transition......................           4.7               (7.3)
        Additional minimum liability..............................         (19.3)             (51.9)
                                                                   ----------------   -----------------
        Prepaid Pension Cost......................................  $      108.0       $       44.3
                                                                   ================   =================

        The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.5% and 4.25%, respectively, at December 31, 1996 and 7.25% and 4.50%, respectively, at December 31, 1995. As of January 1, 1996 and 1995, the expected long-term rate of return on assets for the retirement plan was 10.25% and 11%, respectively.

        The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $12.9 million and $35.1 million, net of Federal income taxes, at December 31, 1996 and 1995, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

        The pension plan's assets include corporate and government debt securities, equity securities, equity real estate and shares of Group Trusts managed by Alliance.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $34.7 million, $36.4 million and $38.1 million for 1996, 1995 and 1994, respectively.

        The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company on or after attaining age 55 who have at least 10 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No. 106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1996, 1995 and 1994, the Company made estimated postretirement benefits payments of $18.9 million, $31.1 million and $29.8 million, respectively.

        The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Service cost.......................................  $         5.3       $        4.0       $        3.9
        Interest cost on accumulated postretirement
          benefits obligation..............................           34.6               34.7               28.6
        Net amortization and deferrals.....................            2.4               (2.3)              (3.9)
                                                            -----------------   ----------------   -----------------
        Net Periodic Postretirement Benefits Costs.........  $        42.3       $       36.4       $       28.6
                                                            =================   ================   =================

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)
        Accumulated postretirement benefits obligation:
          Retirees................................................  $      381.8       $      391.8
          Fully eligible active plan participants.................          50.7               50.4
          Other active plan participants..........................          60.7               64.2
                                                                   ----------------   -----------------
                                                                           493.2              506.4
        Unrecognized prior service cost...........................          50.5               56.3
        Unrecognized net loss from past experience different
          from that assumed and from changes in assumptions.......        (150.5)            (181.3)
                                                                   ----------------   -----------------
        Accrued Postretirement Benefits Cost......................  $      393.2       $      381.4
                                                                   ================   =================

        At January 1, 1994, medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

        The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 9.5% in 1996, gradually declining to 3.5% in the year 2009 and in 1995 was 10%, gradually declining to 3.5% in the year 2008. The discount rate used in determining the accumulated postretirement benefits obligation was 7.50% and 7.25% at December 31, 1996 and 1995, respectively.

        If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1996 would be increased 7%. The effect of this change on the sum of the service cost and interest cost would be an increase of 8%.

12)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives
        -----------

        The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1996 was $649.9 million. The average unexpired terms at December 31, 1996 range from 2.2 to 2.7 years. At December 31, 1996, the cost of terminating outstanding matched swaps in a loss position was $8.3 million and the unrealized gain on outstanding matched swaps in a gain position was $11.4 million. The Company has no intention of terminating these contracts prior to maturity. During 1996, 1995 and 1994, net gains (losses) of $.2 million, $1.4 million and $(.2) million, respectively, were recorded in connection with interest rate swap activity. Equitable Life has implemented an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1996 of contracts purchased and sold were $5,050.0 million and $500.0 million, respectively. The net premium paid by Equitable Life on these contracts was $22.5 million and is being amortized ratably over the contract periods ranging from 3 to 5 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

        Substantially all of DLJ's business related to derivatives is by its nature trading activities which are primarily for the purpose of customer accommodations. DLJ's derivative activities consist primarily of option writing and trading in forward and futures contracts. Derivative financial instruments have both on-and-off balance sheet implications depending on the nature of the contracts. DLJ's involvement in swap contracts is not significant.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1996 and 1995.

        Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        The estimated fair values for the Company's liabilities under GIC and association plan contracts are estimated using contractual cash flows discounted based on the T. Rowe Price GIC Index Rate for the appropriate duration. For durations in excess of the published index rate, the appropriate Treasury rate is used plus a spread equal to the longest duration GIC rate spread published.

        The estimated fair values for those group annuity contracts which are classified as universal life type contracts are measured at the estimated fair value of the underlying assets. The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

        Fair value for long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's fair value of short-term borrowings approximates their carrying value.

        The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6 and 7:

                                                                          DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              1996                               1995
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                        (IN MILLIONS)
        Consolidated Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........  $    3,133.0     $     3,394.6     $     3,638.3     $    3,973.6
        Other joint ventures...................         467.0             467.0             492.7            492.7
        Policy loans...........................       2,196.1           2,221.6           1,976.4          2,057.5
        Policyholders' account balances:
          Association plans....................          78.1              77.3             101.0            100.0
          Group annuity contracts..............       2,141.0           1,954.0           2,335.0          2,395.0
          SPDA.................................       1,062.7           1,065.7           1,265.8          1,272.0
          Annuities certain and SCNILC.........         654.9             736.2             646.4            716.7
        Long-term debt.........................       1,592.8           1,557.7           1,899.3          1,962.9

        Closed Block Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........       1,380.7           1,425.6           1,368.8          1,461.4
        Other equity investments...............         105.0             105.0             151.6            151.6
        Policy loans...........................       1,765.9           1,798.0           1,797.2          1,891.4
        SCNILC liability.......................          30.6              34.9              34.8             39.6

        GIC Segment Financial Instruments:
        ----------------------------------
        Mortgage loans on real estate..........       1,111.1           1,220.3           1,485.8          1,666.1
        Fixed maturities.......................          42.5              42.5             107.4            107.4
        Other equity investments...............         300.5             300.5             455.9            455.9
        Guaranteed interest contracts..........         290.7             300.5             329.0            352.0
        Long-term debt.........................         102.1             102.2             135.1            136.0

13)     COMMITMENTS AND CONTINGENT LIABILITIES

        The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $244.9 million to affiliated real estate joint ventures; to provide equity financing to certain limited partnerships of $205.8 million at December 31, 1996, under existing loan or loan commitment agreements; and to provide short-term financing loans which at December 31, 1996 totaled $14.6 million. Management believes the Company will not incur any material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

        At December 31, 1996, the Insurance Group had $51.6 million of letters of credit outstanding.

14)     LITIGATION

        A number of lawsuits has been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life, EVLICO and The Equitable of Colorado, Inc. ("EOC"), like other life and health insurers, from time to time are involved in such litigation. To date, no such lawsuit has resulted in an award or settlement of any material amount against the Company. Among litigations pending against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following eight paragraphs.

        An action entitled Golomb et al. v. The Equitable Life Assurance Society of the United States was filed on January 20, 1995 in New York County Supreme Court. The action purports to be brought on behalf of a class of persons insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life (the "policies"). The complaint alleges that premium increases for these policies after 1983, all of which were filed with and approved by the New York State Insurance Department and certain other state insurance departments, breached the terms of the policies, and that statements in the policies and elsewhere concerning premium increases constituted fraudulent concealment, misrepresentations in violation of New York Insurance Law Section 4226 and deceptive practices under New York General Business Law Section 349. The complaint seeks a declaratory judgment, injunctive relief restricting the methods by which Equitable Life increases premiums on the policies in the future, a refund of premiums, and punitive damages. Plaintiffs also have indicated that they will seek damages in an unspecified amount. Equitable Life moved to dismiss the complaint in its entirety on the grounds that it fails to state a claim and that uncontroverted documentary evidence establishes a complete defense to the claims. On May 29, 1996, the New York County Supreme Court entered a judgment dismissing the complaint with prejudice. Plaintiffs have filed a notice of appeal of that judgment.

        In January 1996, separate actions were filed in Pennsylvania and Texas state courts (entitled, respectively, Malvin et al. v. The Equitable Life Assurance Society of the United States and Bowler et al. v. The Equitable Life Assurance Society of the United States), making claims similar to those in the New York action described above. The Texas action also claims that Equitable Life misrepresented to Texas policyholders that the Texas Insurance Department had approved Equitable Life's rate increases. These actions are asserted on behalf of proposed classes of Pennsylvania issued or renewed policyholders and Texas issued or renewed policyholders, insured under the policies. The Pennsylvania and Texas actions seek compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future based on the common law and statutes of those states. On February 9, 1996, Equitable Life removed the Pennsylvania action, Malvin, to the United States District Court for the Middle District of Pennsylvania. Following the decision granting Equitable Life's motion to dismiss the New York action

        (Golomb), on the consent of the parties the District Court ordered an indefinite stay of all proceedings in the Pennsylvania action, pending either party's right to reinstate the proceeding, and ordered that for administrative purposes the case be deemed administratively closed. On February 2, 1996, Equitable Life removed the Texas action, Bowler, to the United States District Court for the Northern District of Texas. On May 20, 1996, the plaintiffs in Bowler amended their complaint by adding allegations of misrepresentation regarding premium increases on other types of guaranteed renewable major medical insurance policies issued by Equitable Life up to and including 1983. On July 1, 1996, Equitable Life filed a motion for summary judgment dismissing the first amended complaint in its entirety. In August, 1996, the court granted plaintiffs leave to file a supplemental complaint on behalf of a proposed class of Texas policyholders claiming unfair discrimination, breach of contract and other claims arising out of alleged differences between premiums charged to Texas policyholders and premiums charged to similarly situated policyholders in New York and certain other states. Plaintiffs seek refunds of alleged overcharges, exemplary or additional damages citing Texas statutory provisions which among other things, permit two times the amount of actual damage plus additional penalties if the acts complained of are found to be knowingly committed, and injunctive relief. Equitable Life has also filed a motion for summary judgment dismissing the supplemental complaint in its entirety. Plaintiffs also obtained permission to add another plaintiff to the first amended and supplemental complaints. Plaintiffs have opposed both motions for summary judgment and requested that certain issues be found in their favor. Equitable Life is in the process of replying.

        On May 22, 1996, a separate action entitled Bachman v. The Equitable Life Assurance Society of the United States, was filed in Florida state court making claims similar to those in the previously reported Golomb action. The Florida action is asserted on behalf of a proposed class of Florida issued or renewed policyholders insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life. The Florida action seeks compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future based on various common law claims. On June 20, 1996, Equitable Life removed the Florida action to Federal court. Equitable Life has answered the complaint, denying the material allegations and asserting certain affirmative defenses. On December 6, 1996, Equitable Life filed a motion for summary judgment and plaintiff is expected to file its response to that motion shortly.

        On November 6, 1996, a proposed class action entitled Fletcher, et al.
        v. The Equitable Life Assurance Society of the United States, was filed in California Superior Court for Fresno County, making substantially the same allegations concerning premium rates and premium rate increases on guaranteed renewable policies made in the Bowler action. The complaint alleges, among other things, that differentials between rates charged California policyholders and policyholders in New York and certain other states, and the methods used by Equitable Life to calculate premium increases, breached the terms of its policies, that Equitable Life misrepresented and concealed the facts pertaining to such differentials and methods in violation of California law, and that Equitable Life also misrepresented that its rate increases were approved by the California Insurance Department. Plaintiffs seek compensatory damages in an unspecified amount, rescission, injunctive relief and attorneys' fees. Equitable Life removed the action to Federal court; plaintiff has moved to remand the case to state court. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the Golomb, Malvin, Bowler, Bachman and Fletcher litigations should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigations, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigations will have a material adverse effect on the Company's results of operations in any particular period.

        An action was instituted on April 6, 1995 against Equitable Life and its wholly owned subsidiary, EOC, in New York state court, entitled Sidney C. Cole et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc., No. 95/108611 (N. Y. County). The action is brought by the holders of a joint survivorship whole life policy issued by EOC. The action purports to be on behalf of a class consisting of all persons who from January 1, 1984 purchased life insurance policies sold by Equitable Life and EOC based upon their allegedly uniform sales presentations and policy illustrations. The complaint puts in issue various alleged sales practices that plaintiffs assert, among other things, misrepresented the stated number of years that the annual premium would need to be paid. Plaintiffs seek damages in an unspecified amount, imposition of a constructive trust, and seek to enjoin Equitable Life and EOC from engaging in the challenged sales practices. On June 28, 1996, the court issued a decision and order dismissing with prejudice plaintiff's causes of action for fraud, constructive fraud, breach of fiduciary duty, negligence, and unjust enrichment, and dismissing without prejudice plaintiff's cause of action under the New York State consumer protection statute. The only remaining causes of action are for breach of contract and negligent misrepresentation. Plaintiffs made a motion for reargument with respect to this order, which was submitted to the court in October 1996. This motion was denied by the court on December 16, 1996.

        On May 21, 1996, an action entitled Elton F. Duncan, III v. The Equitable Life Assurance Society of the United States, was commenced against Equitable Life in the Civil District Court for the Parish of Orleans, State of Louisiana. The action is brought by an individual who purchased a whole life policy. Plaintiff alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff purports to represent a class consisting of all persons who purchased whole life or universal life insurance policies from Equitable Life from January 1, 1982 to the present. Plaintiff seeks damages, including punitive damages, in an unspecified amount. On July 26, 1996, an action entitled Michael Bradley v. Equitable Variable Life Insurance Company, was commenced in New York state court. The action is brought by the holder of a variable life insurance policy issued by EVLICO. The plaintiff purports to represent a class consisting of all persons or entities who purchased one or more life insurance policies issued by EVLICO from January 1, 1980. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff seeks damages, including punitive damages, in an unspecified amount and also seeks injunctive relief prohibiting EVLICO from canceling policies for failure to make premium payments beyond the alleged stated number of years that the annual premium would need to be paid. On September 21, 1996 Equitable Life, EVLICO and EOC made a motion to have this proceeding moved from Kings County Supreme Court to New York County for joint trial or consolidation with the Cole action. The motion was denied by the court on January 9, 1997. On January 10, 1997, plaintiffs moved for certification of a nationwide class consisting of all persons or entities who were sold one or more life insurance products on a "vanishing premium" basis and/or were allegedly induced to purchase additional policies from EVLICO, using the cash value accumulated in existing policies, from January 1, 1980 through and including December 31, 1996. Plaintiffs further moved to have Michael Bradley designated as the class representative. Discovery regarding class certification is underway.

        On December 12, 1996, an action entitled Robert E. Dillon v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, was commenced in the United States District Court for the Southern District of Florida. The action is brought by an individual who purchased a joint whole life policy from EOC. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the alleged impropriety of replacement policies issued by Equitable Life and EOC and alleged misrepresentations regarding the number of years premiums would have to be paid on the defendants' policies. Plaintiff brings claims for breach of contract, fraud, negligent misrepresentation, money had and received, unjust enrichment and imposition of a constructive trust. Plaintiff purports to represent two classes of persons. The first is a "contract class," consisting of all persons who purchased whole or universal life insurance policies from Equitable Life and EOC and from whom Equitable Life and EOC have sought additional payments beyond the number of years allegedly promised by Equitable Life and EOC. The second is a "fraud class," consisting of all persons with an interest in policies issued by Equitable Life and EOC at any time since October 1, 1986. Plaintiff seeks damages in an unspecified amount, and also seeks injunctive relief attaching Equitable Life's and EOC's profits from their alleged sales practices. Equitable Life's and EOC's time to answer or move with respect to the complaint has been extended until February 24, 1997. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the Cole, Duncan, Bradley and Dillon litigations should not have a material adverse effect on the financial position of the Company. Due to the early stages of such litigations, the Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        On January 3, 1996, an amended complaint was filed in an action entitled Frank Franze Jr. and George Busher, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, No. 94-2036 in the United States District Court for the Southern District of Florida. The action was brought by two individuals who purchased variable life insurance policies. The plaintiffs purport to represent a nationwide class consisting of all persons who purchased variable life insurance policies from Equitable Life and EVLICO since September 30, 1991. The basic allegation of the amended complaint is that Equitable Life's and EVLICO's agents were trained not to disclose fully that the product being sold was life insurance. Plaintiffs allege violations of the Federal securities laws and seek rescission of the contracts or compensatory damages and attorneys' fees and expenses. The court denied Equitable Life and EVLICO's motion to dismiss the amended complaint on September 24, 1996. Equitable Life and EVLICO have answered the amended complaint, denying the material allegations and asserting certain affirmative defenses. Currently, the parties are conducting discovery in connection with plaintiffs' attempt to certify a class. On January 9, 1997, an action entitled Rosemarie Chaviano, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, was filed in Massachusetts state court making claims similar to those in the Franze action and alleging violations of the Massachusetts securities laws. The plaintiff purports to represent all persons in Massachusetts who purchased variable life insurance contracts from Equitable Life and EVLICO from January 9, 1993 to the present. The Massachusetts action seeks rescission of the contracts or compensatory damages, attorneys' fees, expenses and injunctive relief. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the litigations discussed in this paragraph should not have a material adverse effect on the financial position of the Company. Due to the early stages of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        Equitable Life recently responded to a subpoena from the U.S. Department of Labor ("DOL") requesting copies of any third-party appraisals in Equitable Life's possession relating to the ten largest properties (by value) in the Prime Property Fund ("PPF"). PPF is an open-end, commingled real estate separate account of Equitable Life for pension clients. Equitable Life serves as investment manager in PPF and has retained EREIM as advisor. In early 1995, the DOL commenced a national investigation of commingled real estate funds with pension investors, including PPF. The investigation now appears to be focused principally on appraisal and valuation procedures in respect of fund properties. The most recent request from the DOL seems to reflect, at least in part, an interest in the relationship between the valuations for those properties reflected in appraisals prepared for local property tax proceedings and the valuations used by PPF for other purposes. At no time has the DOL made any specific allegation that Equitable Life or EREIM has acted improperly and Equitable Life and EREIM believe that any such allegation would be without foundation. While the outcome of this investigation cannot be predicted with certainty, in the opinion of management, the ultimate resolution of this matter should not have a material adverse effect on the Company's consolidated financial position or results of operations in any particular period.

        Equitable Casualty Insurance Company ("Casualty"), an indirect wholly owned subsidiary of Equitable Life, is party to an arbitration proceeding that commenced in August 1995. The proceeding relates to a dispute among Casualty, Houston General Insurance Company ("Houston General") and GEICO General Insurance Company ("GEICO General") regarding the interpretation of a reinsurance agreement. The arbitration panel issued a final award in favor of Casualty and GEICO General on June 17, 1996. Casualty and GEICO General moved in the pending Texas state court action, with Houston General's consent, for an order confirming the arbitration award and entering judgment dismissing the action. The motion was granted on January 29, 1997. The parties have also stipulated to the dismissal without prejudice of a related Texas Federal court action brought by Houston General against GEICO General and Equitable Life. In connection with confirmation of the arbitration award, Houston General paid to Casualty approximately $839,600 in settlement of certain reimbursement claims by Casualty against Houston General.

        On July 25, 1995, a Consolidated and Supplemental Class Action Complaint ("Complaint") was filed against the Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The Complaint, which seeks certification of a plaintiff class of persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994, seeks an unspecified amount of damages, costs, attorneys' fees and punitive damages. The principal allegations of the Complaint are that the Fund purchased debt securities issued by the Mexican and Argentine governments in amounts that were not permitted by the Fund's investment objective, and that there was no shareholder vote to change the investment objective to permit purchases in such amounts. The Complaint further alleges that the decline in the value of the Mexican and Argentine securities held by the Fund caused the Fund's net asset value to decline to the detriment of the Fund's shareholders. On September 26, 1996, the United States District Court for the Southern District of New York granted the defendants' motion to dismiss all counts of the complaint. On October 11, 1996, plaintiffs filed a motion for reconsideration of the court's decision granting defendants' motion to dismiss the Complaint. On November 25, 1996, the court denied plaintiffs' motion for reconsideration. On October 29, 1996, plaintiffs filed a motion for leave to file an amended complaint. The principal allegations of the proposed amended complaint are that the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and that two advertisements used by the Fund misrepresented the risks of investing in the Fund. Plaintiffs also reiterated allegations in the Complaint that the Fund failed to hedge against the risks of investing in foreign securities despite representations that it would do so. Alliance believes that the allegations in the Complaint are without merit and intends to vigorously defend against these claims. While the ultimate outcome of this matter cannot be determined at this time, management of Alliance does not expect that it will have a material adverse effect on Alliance's results of operations or financial condition.

        On January 26, 1996, a purported purchaser of certain notes and warrants to purchase shares of common stock of Rickel Home Centers, Inc. ("Rickel") filed a class action complaint against Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") and certain other defendants for unspecified compensatory and punitive damages in the United States District Court for the Southern District of New York. The suit was brought on behalf of the purchasers of 126,457 units consisting of $126,457,000 aggregate principal amount of 13 1/2% senior notes due 2001 and 126,457 warrants to purchase shares of common stock of Rickel issued by Rickel in October 1994. The complaint alleges violations of Federal securities laws and common law fraud against DLJSC, as the underwriter of the units and as an owner of 7.3% of the common stock of Rickel, Eos Partners, L.P., and General Electric Capital Corporation, each as owners of 44.2% of the common stock of Rickel, and members of the Board of Directors of Rickel, including a DLJSC Managing Director. The complaint seeks to hold DLJSC liable for alleged misstatements and omissions contained in the prospectus and registration statement filed in connection with the offering of the units, alleging that the defendants knew of financial losses and a decline in value of Rickel in the months prior to the offering and did not disclose such information. The complaint also alleges that Rickel failed to pay its semi-annual interest payment due on the units on December 15, 1995 and that Rickel filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code on January 10, 1996. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe the outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based on the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In October 1995, DLJSC was named as a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550.0 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC") canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The named plaintiff in the State Court action also filed an adversary proceeding in the Bankruptcy Court for the Northern District of Texas seeking a declaratory judgment that the confirmed NGC plan of reorganization does not bar the class action claims. Subsequent to the consummation of NGC's plan of reorganization, NGC's shares traded for values substantially in excess of, and in 1995 NGC was acquired for a value substantially in excess of, the values upon which NGC's plan of reorganization was based. The two actions arise out of DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 reorganization proceedings. The class action complaint alleges that the plan of reorganization submitted by NGC was based upon projections by NGC and DLJSC which intentionally understated forecasts, and provided misleading and incorrect information in order to hide NGC's true value and that defendants breached their fiduciary duties by, among other things, providing false, misleading or incomplete information to deliberately understate the value of NGC. The class action complaint seeks compensatory and punitive damages purportedly sustained by the class. The Texas State Court action, which had been removed to the Bankruptcy Court, has been remanded back to the state court, which remand is being opposed by DLJSC. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In November and December 1995, DLJSC, along with various other parties, was named as a defendant in a number of purported class actions filed in the U.S. District Court for the Eastern District of Louisiana. The complaints allege violations of the Federal securities laws arising out of a public offering in 1994 of $435.0 million of first mortgage notes of Harrah's Jazz Company and Harrah's Jazz Finance Corp. The complaints seek to hold DLJSC liable for various alleged misstatements and omissions contained in the prospectus dated November 9, 1994. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaints. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In addition to the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

15)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1997 and the succeeding four years are $113.7 million, $110.6 million, $100.3 million, $72.3 million, $59.3 million and $427.3 million thereafter. Minimum future sublease rental income on these noncancelable leases for 1997 and the succeeding four years are $9.8 million, $6.0 million, $4.5 million, $2.4 million, $.8 million and $.1 million thereafter.

        At December 31, 1996, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1997 and the succeeding four years are $263.0 million, $242.1 million, $219.8 million, $194.3 million, $174.6 million and $847.1 million thereafter.

16)     OTHER OPERATING COSTS AND EXPENSES

        Other operating costs and expenses consisted of the following:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Compensation costs.................................  $       647.3       $      595.9       $      687.5
        Commissions........................................          329.5              314.3              313.0
        Short-term debt interest expense...................            8.0               11.4               19.0
        Long-term debt interest expense....................          137.3              108.1               98.3
        Amortization of policy acquisition costs...........          405.2              317.8              313.4
        Capitalization of policy acquisition costs.........         (391.9)            (391.0)            (410.9)
        Rent expense, net of sub-lease income..............          113.7              109.3              116.0
        Other..............................................          798.9              710.0              721.4
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     2,048.0       $    1,775.8       $    1,857.7
                                                            =================   ================   =================

        During 1996, 1995 and 1994, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $24.4 million, $32.0 million and $20.4 million, respectively. The amounts paid during 1996, associated with cost reduction programs, totaled $17.7 million. At December 31, 1996, the liabilities associated with cost reduction programs amounted to $44.5 million. The 1996 cost reduction program included restructuring costs related to the consolidation of insurance operations' service centers. The 1995 cost reduction program included relocation expenses, including the accelerated amortization of building improvements associated with the relocation of the home office. The 1994 cost reduction program included costs associated with the termination of operating leases and employee severance benefits in connection with the consolidation of 16 insurance agencies. Amortization of DAC included $145.0 million writeoff of DAC related to DI contracts in the fourth quarter of 1996.

17)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financia1 condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1996, 1995 and 1994, statutory net (loss) earnings totaled $(351.1) million, $(352.4) million and $67.5 million, respectively. No amounts are expected to be available for dividends from Equitable Life to the Holding Company in 1997.

        At December 31, 1996, the Insurance Group, in accordance with various government and state regulations, had $21.9 million of securities deposited with such government or state agencies.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The New York Insurance Department (the "Department") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the Department to financial statements prepared in accordance with GAAP in making such determinations. The following reconciles the Company's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the Department with net earnings and equity on a GAAP basis.

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Net change in statutory surplus and capital stock..  $        56.0       $       78.1       $      292.4
        Change in asset valuation reserves.................          (48.4)             365.7             (285.2)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and asset valuation reserves.....................            7.6              443.8                7.2
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................         (298.5)             (66.0)              (5.3)
          DAC..............................................          (13.3)              73.2               97.5
          Deferred Federal income taxes....................          108.0             (158.1)             (58.7)
          Valuation of investments.........................          289.8              189.1               45.2
          Valuation of investment subsidiary...............         (117.7)            (188.6)             396.6
          Limited risk reinsurance.........................           92.5              416.9               74.9
          Contribution from the Holding Company............            -                  -               (300.0)
          Issuance of surplus notes........................            -               (538.9)               -
          Postretirement benefits..........................           28.9              (26.7)              17.1
          Other, net.......................................           12.4              115.1              (44.0)
          GAAP adjustments of Closed Block.................           (9.8)              15.7               (9.5)
          GAAP adjustments of discontinued GIC
            Segment........................................          (89.6)              37.3               42.8
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $        10.3       $      312.8       $      263.8
                                                            =================   ================   =================

                                                                                 DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Statutory surplus and capital stock................  $     2,258.9       $    2,202.9       $    2,124.8
        Asset valuation reserves...........................        1,297.5            1,345.9              980.2
                                                            -----------------   ----------------   -----------------
        Statutory surplus, capital stock and asset
          valuation reserves...............................        3,556.4            3,548.8            3,105.0
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,305.0)          (1,006.5)            (940.5)
          DAC..............................................        3,104.9            3,075.8            3,219.4
          Deferred Federal income taxes....................         (306.1)            (452.0)             (29.4)
          Valuation of investments.........................          286.8              417.7             (794.1)
          Valuation of investment subsidiary...............         (782.8)            (665.1)            (476.5)
          Limited risk reinsurance.........................         (336.5)            (429.0)            (845.9)
          Issuance of surplus notes........................         (539.0)            (538.9)               -
          Postretirement benefits..........................         (314.4)            (343.3)            (316.6)
          Other, net.......................................          126.3                4.4              (79.2)
          GAAP adjustments of Closed Block.................          783.7              830.8              740.4
          GAAP adjustments of discontinued GIC
            Segment........................................         (190.3)            (184.6)            (221.9)
                                                            -----------------   ----------------   -----------------
        Equity of the Insurance Group......................  $     4,084.0       $    4,258.1       $    3,360.7
                                                            =================   ================   =================

18)     BUSINESS SEGMENT INFORMATION

        The Company has two major business segments: Insurance Operations and Investment Services. Interest expense related to debt not specific to either business segment is presented as Corporate interest expense. Information for all periods is presented on a comparable basis.

        The Insurance Operations segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups and administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment provides investment fund management, primarily to institutional clients. This segment includes the Company's equity interest in DLJ and Separate Accounts which provide various investment options for group clients through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $127.5 million, $124.1 million and $135.3 million for 1996, 1995 and 1994, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to the discontinued GIC Segment of $15.7 million, $14.7 million and $27.4 million for 1996, 1995 and 1994, respectively, are eliminated in consolidation.

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Insurance operations...............................  $     3,742.9       $    3,614.6       $    3,507.4
        Investment services................................        1,126.1              949.1              935.2
        Consolidation/elimination..........................          (24.5)             (34.9)             (27.2)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     4,844.5       $    4,528.8       $    4,415.4
                                                            =================   ================   =================
        Earnings (loss) from continuing  operations
          before Federal income taxes, minority interest
          and cumulative effect of accounting change
        Insurance operations...............................  $       (36.6)      $      303.1       $      327.5
        Investment services................................          311.9              224.0              227.9
        Consolidation/elimination..........................             .2               (3.1)                .3
                                                            -----------------   ----------------   -----------------
              Subtotal.....................................          275.5              524.0              555.7
        Corporate interest expense.........................          (66.9)             (27.9)            (114.2)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       208.6       $      496.1       $      441.5
                                                            =================   ================   =================

                                                   DECEMBER 31,
                                        ------------------------------------
                                             1996                1995
                                        ----------------   -----------------
                                                   (IN MILLIONS)

        Assets
        Insurance operations...........  $    60,464.9      $    56,720.5
        Investment services............       13,542.5           12,842.9
        Consolidation/elimination......         (399.6)            (354.4)
                                        ----------------   -----------------
        Total..........................  $    73,607.8      $    69,209.0
                                        ================   =================

19)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 1996 and 1995, are summarized below:

                                                                      THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                        (IN MILLIONS)
        1996
        ----
        Total Revenues................  $     1,169.7      $     1,193.6       $    1,193.6         $    1,287.6
                                       =================  =================   ==================   ==================
        Earnings (Loss) from
          Continuing Operations
          before Cumulative Effect
          of Accounting Change........  $        94.8      $        87.1       $       93.2         $     (157.9)
                                       =================  =================   ==================   ==================
        Net Earnings (Loss)...........  $        71.7      $        87.1       $       93.2         $     (241.7)
                                       =================  =================   ==================   ==================
        1995
        ----
        Total Revenues................  $     1,079.1      $     1,164.0       $    1,138.8         $    1,146.9
                                       =================  =================   ==================   ==================
        Net Earnings..................  $        66.3      $       101.7       $      100.2         $       44.6
                                       =================  =================   ==================   ==================

        The quarterly results of operations for 1996 and 1995 have been restated to reflect the Company's accounting change adopted in the fourth quarter of 1996 for long-duration participating life contracts in accordance with the provisions prescribed by SFAS No. 120. Net earnings for the three months ended December 31, 1996 includes a charge of $339.3 million related to writeoffs of DAC on DI contracts of $94.3 million, reserve strengthening on DI business of $113.7 million, pension par of $47.5 million and the discontinued GIC Segment of $83.8 million.

20)     INVESTMENT IN DLJ

        On December 15, 1993, the Company sold a 61% interest in DLJ to the Holding Company for $800.0 million in cash and securities. The excess of the proceeds over the book value in DLJ at the date of sale of $340.2 million has been reflected as a capital contribution. In 1995, DLJ completed the initial public offering ("IPO") of 10.58 million shares of its common stock, which included 7.28 million of the Holding Company's shares in DLJ, priced at $27 per share. Concurrent with the IPO, the Company contributed equity securities to DLJ having a market value of $21.2 million. Upon completion of the IPO, the Company's ownership percentage was reduced to 36.1%. The Company's ownership interest will be further reduced upon the issuance of common stock after the vesting of forfeitable restricted stock units acquired by and/or the exercise of options granted to certain DLJ employees. DLJ restricted stock units represents forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

        The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

        Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Assets:
        Trading account securities, at market value............................  $   15,728.1       $   10,821.3
        Securities purchased under resale agreements...........................      20,598.7           18,748.2
        Broker-dealer related receivables......................................      16,525.9           13,023.7
        Other assets...........................................................       2,651.0            1,983.3
                                                                                ----------------   -----------------
        Total Assets...........................................................  $   55,503.7       $   44,576.5
                                                                                ================   =================
        Liabilities:
        Securities sold under repurchase agreements............................  $   29,378.3       $   26,744.8
        Broker-dealer related payables.........................................      19,409.7           12,915.5
        Short-term and long-term debt..........................................       2,704.5            1,742.0
        Other liabilities......................................................       2,164.0            1,750.5
                                                                                ----------------   -----------------
        Total liabilities......................................................      53,656.5           43,152.8
        Cumulative exchangeable preferred stock................................           -                225.0
        DLJ's company-obligated mandatorily redeemed preferred
          securities of subsidiary trust holding solely debentures of DLJ......         200.0                -
        Total shareholders' equity.............................................       1,647.2            1,198.7
                                                                                ----------------   -----------------
        Total Liabilities, Cumulative Exchangeable Preferred Stock and
          Shareholders' Equity.................................................  $   55,503.7       $   44,576.5
                                                                                ================   =================
        DLJ's equity as reported...............................................  $    1,647.2       $    1,198.7
        Unamortized cost in excess of net assets acquired in 1985
          and other adjustments................................................          23.9               40.5
        The Holding Company's equity ownership in DLJ..........................        (590.2)            (499.0)
        Minority interest in DLJ...............................................        (588.6)            (324.3)
                                                                                ----------------   -----------------
        The Company's Carrying Value of DLJ....................................  $      492.3       $      415.9
                                                                                ================   =================

        Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Commission, fees and other income......................................  $    1,818.2       $    1,325.9
        Net investment income..................................................       1,074.2              904.1
        Dealer, trading and investment gains, net..............................         598.4              528.6
                                                                                ----------------   -----------------
        Total revenues.........................................................       3,490.8            2,758.6
        Total expenses including income taxes..................................       3,199.5            2,579.5
                                                                                ----------------   -----------------
        Net earnings...........................................................         291.3              179.1
        Dividends on preferred stock...........................................          18.7               19.9
                                                                                ----------------   -----------------
        Earnings Applicable to Common Shares...................................  $      272.6       $      159.2
                                                                                ================   =================
        DLJ's earnings applicable to common shares as reported.................  $      272.6       $      159.2
        Amortization of cost in excess of net assets acquired in 1985..........          (3.1)              (3.9)
        The Holding Company's equity in DLJ's earnings.........................        (107.8)             (90.4)
        Minority interest in DLJ...............................................         (73.4)              (6.5)
                                                                                ----------------   -----------------
        The Company's Equity in DLJ's Earnings.................................  $       88.3       $       58.4
                                                                                ================   =================

21)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock option plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25. Had compensation expense of the Company's stock option incentive plans for options granted after December 31, 1994 been determined based on the estimated fair value at the grant dates for awards under those plans, the Company's pro forma net earnings for 1996 and 1995 would have been as follows:

                                    1996              1995
                               ---------------   ---------------
                                        (IN MILLIONS)
        Net Earnings
          As Reported.........  $       10.3      $     312.8
          Pro Forma...........  $        3.2      $     311.3

        The fair value of options and units granted after December 31, 1994, used as a basis for the above pro forma disclosures, was estimated as of the date of grants using Black-Scholes option pricing models. The option and unit pricing assumptions for 1996 and 1995 are as follows:

                                      HOLDING COMPANY                    DLJ                        ALLIANCE
                                  -------------------------   --------------------------  -----------------------------
                                     1996          1995          1996          1995           1996            1995
                                  -----------   -----------   -----------   ------------  -------------   -------------
        Dividend yield...........     0.80%         0.96%         1.54%         1.85%         8.0%            8.0%
        Expected volatility......    20.00%        20.00%        25.00%        25.00%        23.00%          23.00%
        Risk-free interest rate..     5.92%         6.83%         6.07%         5.86%         5.80%           6.00%

        Expected Life............  5 YEARS       5 years       5 YEARS        5 years      7.43 YEARS      7.43 years
        Weighted fair value
          per option granted.....    $6.94         $5.90         $9.35          -            $2.69           $2.24

        A summary of the Holding Company and DLJ stock option plans and Alliance's Unit option plans are as follows:

                                          HOLDING COMPANY                       DLJ                           ALLIANCE
                                    -----------------------------   -----------------------------   -----------------------------
                                                      Options                         Options                         Options
                                                    Outstanding                     Outstanding                     Outstanding
                                                      Weighted                        Weighted                        Weighted
                                                      Average                         Average                         Average
                                      Shares         Exercise          Shares        Exercise           Units         Exercise
                                    (In Millions)      Price        (In Millions)     Price         (In Millions)      Price
                                    -------------   -------------   -------------   -------------   -------------   -------------
        Balance as of
          January 1, 1994........         6.1                             -                               3.2
          Granted................          .7                             -                               1.2
          Exercised..............         -                               -                               (.5)
          Forfeited..............         -                               -                               (.1)
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1994......         6.8                             -                               3.8
          Granted................          .4                             9.2                             1.8
          Exercised..............         (.1)                            -                               (.5)
          Expired................         (.1)                            -                               -
          Forfeited..............         (.3)                            -                               (.3)
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1995......         6.7           $20.27            9.2          $27.00             4.8           $17.72
          Granted................          .7           $24.94            2.1          $32.54              .7           $25.12
          Exercised..............         (.1)          $19.91            -              -                (.4)          $13.64
          Expired................         (.6)          $20.21            -              -                -               -
          Forfeited..............         -               -               (.2)         $27.00             (.1)          $19.32
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1996......         6.7           $20.79           11.1          $28.06             5.0           $19.07
                                    =============   =============   =============   =============   =============   =============

        Information with respect to stock and unit options outstanding and exercisable at December 31, 1996 is as follows:

                                      Options Outstanding                                          Options Exercisable
        -------------------------------------------------------------------------------    --------------------------------------
                                                       Weighted
                                                        Average           Weighted                                 Weighted
              Range of               Number            Remaining           Average               Number             Average
              Exercise            Outstanding         Contractual         Exercise            Exercisable           Exercise
               Prices            (In Millions)        Life (Years)          Price            (In Millions)           Price
        ---------------------   -----------------   ---------------   -----------------    -------------------   ----------------
               Holding
               Company
        ---------------------
        $18.125-$27.75                 6.7                 7.00             $20.79                3.4                $20.18
                                =================   ===============   =================    ===================   ================

                 DLJ
        ---------------------
        $27.00-$33.50                 11.1                 9.00             $28.06                -                    -
                                =================   ===============   =================    ===================   ================

              Alliance
        ---------------------
        $ 6.0625-$15.9375              1.3                 4.76             $12.97                1.2                $12.58
        $16.3125-$19.75                1.1                 8.19             $19.13                 .2                $18.69
        $19.875 -$19.875               1.0                 7.36             $19.88                 .4                $19.88
        $20.75  -$24.375                .9                 8.46             $22.05                 .3                $21.84
        $24.375 -$25.125                .7                 9.96             $25.13                -                    -
                                -----------------                                          -------------------
        $ 6.0625-$25.125               5.0                 7.43             $19.07                2.1                $15.84
                                =================   ===============   =================    ===================   ================

         Supplement dated May 1, 1997 to Prospectus dated May 1, 1997

-------------------------------------------------------------------------------

                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                       Toll-Free Telephone 800-223-5790


                        ------------------------------

                           VARIABLE ANNUITY BENEFITS

                        ------------------------------




          This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                               Programs who are
                         considering variable annuity
                            payment benefits after
                                  retirement.


               This Prospectus Supplement is not authorized for
                distribution unless accompanied or preceded by
                   the Prospectus dated May 1, 1997 for the
                    appropriate Members Retirement Program.



-------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------

                              RETIREMENT BENEFITS


            When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $3,500, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

            Life Annuity - an annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

            Life Annuity - Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

            Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

            When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $3,500. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

            FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity. If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

            VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

            The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

            Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

            The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 5-3/4% and to the actual investment experience of the Fund.

            Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

            Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 / 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

            This table shows the Annuity Unit Values with an assumed based rate of return of 5-3/4%.




       First Business Day of          Annuity Unit Value
       ---------------------          ------------------
            October 1987                   $4.3934
            October 1988                   $3.5444
            October 1989                   $4.8357
            October 1990                   $3.8569
            October 1991                   $5.4677
            October 1992                   $5.1818
            October 1993                   $6.3886
            October 1994                   $6.1563
            October 1995                   $7.4970
            October 1996                   $8.0828


                                   THE FUND

            The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance Law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.

            For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 1997 prospectus and the Statement of Additional Information.


                              INVESTMENT MANAGER

The Manager

            We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 1997 prospectus and Statement of Additional Information.

            We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder Equitable Companies, Inc., and their subsidiaries managed assets of approximately $239.8 billion as of December 31, 1996, including third party assets of $184.8 billion.

Investment Management

            In providing investment management to the Funds, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 1997 Members Retirement Program prospectus.

Fund Transactions

            The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 1996 and 1995, the Fund paid $5,682,578 and $6,044,623, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the Fund in our May 1, 1997 Statement of Additional Information.

                             FINANCIAL STATEMENTS

            The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.


Separate Account No. 4 (Pooled):                                      Page

Report of Independent Accountants - Price Waterhouse LLP                7

         Statement of Assets and Liabilities,                           8
           December 31, 1996

         Statement of Operations and Changes in Net Assets
           for the Years Ended December 31, 1996 and 1995               9

         Portfolio of Investments
           December 31, 1996                                           10

         Notes to Financial Statements                                 15

------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and the
Participants in the American Dental Association Members Retirement Program

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1996 and its results of operations and changes in net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1996 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The selected per unit information (appearing under "Condensed Financial Information" in the prospectus) is presented for the purpose of satisfying regulatory reporting requirements and is not a required part of the basic financial statements. Such selected per unit information has been subjected to auditing procedures applied during the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP
New York, New York
February 10, 1997

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED) (THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities
December 31, 1996
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
 Common stocks--at market value (cost: $1,991,952,527) ................................  $2,440,835,888
 Preferred stocks--at market value (cost: $1,742,250) .................................       1,809,000
 Long-term debt securities--at value (amortized cost: $2,863,053) .....................       2,493,750
 Participation in Separate Account No. 2A--at amortized cost, which approximates
market   value, equivalent to 85,593 units at $255.57 .................................      21,875,326
Cash...................................................................................       2,419,444
Receivables:
 Securities sold ......................................................................      18,681,125
 Dividends.............................................................................         474,057
--------------------------------------------------------------------------------------  --------------
 Total assets..........................................................................   2,488,588,590
--------------------------------------------------------------------------------------  --------------
LIABILITIES:
Payables:
 Securities purchased .................................................................      13,390,630
 Due to Equitable Life's General Account ..............................................      15,548,100
 Investment management fees payable ...................................................           7,688
Accrued expenses ......................................................................         475,122
Amount retained by Equitable Life in Separate Account No. 4 (Note 1)  .................         641,292
--------------------------------------------------------------------------------------  --------------
 Total liabilities.....................................................................      30,062,832
--------------------------------------------------------------------------------------  --------------
NET ASSETS (NOTE 1):
Net assets attributable to participants' accumulations ................................   2,432,753,839
Reserves and other contract liabilities attributable to annuity benefits  .............      25,771,919
--------------------------------------------------------------------------------------  --------------
NET ASSETS ............................................................................  $2,458,525,758
======================================================================================  ==============

See Notes to Financial Statements.

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations and Changes in Net Assets
-----------------------------------------------------------------------------

                                                                                   YEAR ENDED DECEMBER 31,
                                                                                    1996            1995
----------------------------------------------------------------------------  --------------  ---------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld--1996: $62,998 and 1995: $239,657)    $   13,755,557  $   19,610,344
Interest and amortization of premium ........................................         292,364        (852,218)
----------------------------------------------------------------------------  --------------  ---------------
Total .......................................................................      14,047,921      18,758,126
EXPENSES (NOTE 4) ...........................................................     (18,524,630)    (16,007,109)
----------------------------------------------------------------------------  --------------  ---------------
NET INVESTMENT INCOME (LOSS) ................................................      (4,476,709)      2,751,017
----------------------------------------------------------------------------  --------------  ---------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions  ..............     218,176,662     260,870,246
----------------------------------------------------------------------------  --------------  ---------------
Unrealized appreciation of investments
 and foreign currency transactions:
 Beginning of year ..........................................................     290,870,386      41,831,973
 End of year ................................................................     448,580,808     290,870,386
----------------------------------------------------------------------------  --------------  ---------------
Change in unrealized appreciation/depreciation ..............................     157,710,422     249,038,413
----------------------------------------------------------------------------  --------------  ---------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS .............................     375,887,084     509,908,659
----------------------------------------------------------------------------  --------------  ---------------
Increase in net assets attributable to operations ...........................     371,410,375     512,659,676
----------------------------------------------------------------------------  --------------  ---------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ...............................................................     552,427,638     422,289,107
Withdrawals .................................................................    (590,972,941)   (474,530,080)
----------------------------------------------------------------------------  --------------  ---------------
Decrease in net assets attributable to contributions and withdrawals  .......     (38,545,303)    (52,240,973)
----------------------------------------------------------------------------  --------------  ---------------
Decrease in accumulated amount retained by Equitable Life in Separate
Account  No. 4 (Note 1) .....................................................         536,145         113,489
----------------------------------------------------------------------------  --------------  ---------------
INCREASE IN NET ASSETS ......................................................     333,401,217     460,532,192
NET ASSETS--BEGINNING OF YEAR ...............................................   2,125,124,541   1,664,592,349
----------------------------------------------------------------------------  --------------  ---------------
NET ASSETS--END OF YEAR .....................................................  $2,458,525,758  $2,125,124,541
============================================================================  ==============  ===============

See Notes to Financial Statements.

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996

----------------------------------------------------------  ------------  ---------------
                                                              NUMBER OF         VALUE
                                                                SHARES        (NOTE 3)
----------------------------------------------------------  ------------  ---------------
COMMON STOCKS:
BUSINESS SERVICES
ENVIRONMENTAL CONTROL (1.7%)
Republic Industries, Inc.* ................................    1,355,000   $   42,259,063
                                                                          ---------------
PRINTING, PUBLISHING & BROADCASTING (0.1%)
Australis Media Ltd. Conv. Note* ..........................   25,000,000        2,483,906
                                                                          ---------------
PROFESSIONAL SERVICES (0.7%)
Ceridian Corp.* ...........................................      170,000        6,885,000
Service Corp. International ...............................      360,000       10,080,000
                                                                          ---------------
                                                                               16,965,000
                                                                          ---------------
TOTAL BUSINESS SERVICES (2.5%) ............................                    61,707,969
                                                                          ---------------
CONSUMER CYCLICALS
AIRLINES (6.9%)
America West Airlines, Inc. (Class B)* ....................    1,250,000       19,843,750
Continental Airlines, Inc. (Class B)* .....................    1,300,000       36,725,000
Delta Air Lines, Inc. .....................................      375,000       26,578,125
KLM Royal Dutch Airlines ..................................      230,000        6,411,250
Northwest Airlines Corp. (Class A)* .......................    1,400,000       54,775,000
UAL Corp.* ................................................      400,000       25,000,000
                                                                          ---------------
                                                                              169,333,125
                                                                          ---------------
FOOD SERVICES, LODGING (1.2%)
Host Marriott Corp.* ......................................    1,000,000       16,000,000
La Quinta Motor Inns, Inc. ................................      700,000       13,387,500
                                                                          ---------------
                                                                               29,387,500
                                                                          ---------------
HOUSEHOLD FURNITURE, APPLIANCES (1.2%)
Industrie Natuzzi (ADR) ...................................    1,000,000       23,000,000
Sunbeam Corp. .............................................      255,800        6,586,850
                                                                          ---------------
                                                                               29,586,850
                                                                          ---------------
LEISURE-RELATED (0.3%)
Carnival Corp. ............................................      225,000        7,425,000
                                                                          ---------------
RETAIL--GENERAL (1.6%)
AutoZone, Inc.* ...........................................      500,000       13,750,000
CompUSA, Inc.* ............................................    1,200,000       24,750,000
                                                                          ---------------
                                                                               38,500,000
                                                                          ---------------
TOTAL CONSUMER CYCLICALS (11.2%) ..........................                   274,232,475
                                                                          ---------------

                              - 10 -

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996 (Continued)

----------------------------------------------------------  ------------  ---------------
                                                              NUMBER OF         VALUE
                                                                SHARES        (NOTE 3)
----------------------------------------------------------  ------------  ---------------
CONSUMER NONCYCLICALS
DRUGS (1.5%)
Centocor, Inc.* ...........................................     750,000    $   26,812,500
Geltex Pharmaceuticals, Inc.* .............................     210,000         5,092,500
MedImmune, Inc.* ..........................................     300,000         5,100,000
                                                                          ---------------
                                                                               37,005,000
                                                                          ---------------
HOSPITAL SUPPLIES & SERVICES (1.9%)
Columbia/HCA Healthcare Corp. .............................     540,000        22,005,000
Oxford Health Plans, Inc.* ................................     200,000        11,712,500
Saint Jude Medical, Inc.* .................................     310,000        13,213,750
                                                                          ---------------
                                                                               46,931,250
                                                                          ---------------
SOAPS & TOILETRIES (1.0%)
Colgate Palmolive Co. .....................................     275,000        25,368,750
                                                                          ---------------
TOBACCO (6.7%)
Loews Corp. ...............................................   1,750,000       164,937,500
                                                                          ---------------
TOTAL CONSUMER NONCYCLICALS (11.1%) .......................                   274,242,500
                                                                          ---------------
CREDIT-SENSITIVE
BANKS (1.0%)
First Union Corp. .........................................     320,000        23,680,000
                                                                          ---------------
FINANCIAL SERVICES (8.0%)
A.G. Edwards, Inc. ........................................     300,000        10,087,500
Dean Witter Discover & Co. ................................     420,000        27,825,000
Legg Mason, Inc. ..........................................     935,000        35,997,500
MBNA Corp. ................................................     900,000        37,350,000
Merrill Lynch & Co., Inc. .................................   1,000,000        81,500,000
Resource Bancshares Mortgage Group, Inc. ..................     248,800         3,545,400
                                                                          ---------------
                                                                              196,305,400
                                                                          ---------------
INSURANCE (11.4%)
CNA Financial Corp.* ......................................   1,700,000       181,900,000
IPC Holdings Ltd. .........................................     207,400         4,640,575
Life Re Corp. .............................................     721,000        27,848,625
NAC Re Corp. ..............................................     564,600        19,125,825
PMI Group, Inc. ...........................................      12,600           697,725
Travelers Group, Inc. .....................................   1,020,000        46,282,500
                                                                          ---------------
                                                                              280,495,250
                                                                          ---------------

                                - 11 -

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996 (Continued)

----------------------------------------------------------  ------------  ---------------
                                                              NUMBER OF         VALUE
                                                                SHARES        (NOTE 3)
----------------------------------------------------------  ------------  ---------------
UTILITY--TELEPHONE (7.8%)
Frontier Corp. ............................................     365,000    $    8,258,125
Telephone & Data Systems, Inc. ............................   4,550,000       164,937,500
WorldCom, Inc.* ...........................................     755,000        19,677,188
                                                                          ---------------
                                                                              192,872,813
                                                                          ---------------
TOTAL CREDIT-SENSITIVE (28.2%) ............................                   693,353,463
                                                                          ---------------
ENERGY
COAL & GAS PIPELINES (0.2%)
Nabors Industries, Inc.* ..................................     250,000         4,812,500
                                                                          ---------------
OIL--DOMESTIC (0.5%)
Ultramar Diamond Shamrock Corp. ...........................     408,000        12,903,000
                                                                          ---------------
OIL--INTERNATIONAL (0.0%)
Tatneft (ADR)* ............................................      19,000           912,000
                                                                          ---------------
OIL--SUPPLIES & CONSTRUCTION (8.8%)
Coflexip* .................................................      75,000         1,968,750
Diamond Offshore Drilling, Inc.* ..........................     350,000        19,950,000
ENSCO International, Inc.* ................................     550,000        26,675,000
Marine Drilling Co., Inc.* ................................      56,500         1,112,344
Noble Drilling Corp.* .....................................   1,100,000        21,862,500
Parker Drilling Co.* ......................................   4,900,000        47,162,500
Rowan Cos., Inc.* .........................................   4,000,000        90,500,000
Transocean Offshore, Inc. .................................     110,000         6,888,750
                                                                          ---------------
                                                                              216,119,844
                                                                          ---------------
TOTAL ENERGY (9.5%) .......................................                   234,747,344
                                                                          ---------------
TECHNOLOGY
ELECTRONICS (13.7%)
Applied Materials, Inc.* ..................................     250,000         8,984,375
Cisco Systems, Inc.* ......................................   3,000,000       190,875,000
IDT Corp.* ................................................     155,000         1,705,000
LSI Logic Corp.* ..........................................     210,000         5,617,500
Seagate Technology, Inc.* .................................   2,150,000        84,925,000
Teradyne, Inc.* ...........................................     603,000        14,698,125
3Com Corp.* ...............................................     400,000        29,350,000
                                                                          ---------------
                                                                              336,155,000
                                                                          ---------------
OFFICE EQUIPMENT (1.7%)
Compaq Computer Corp.* ....................................     400,000        29,700,000
Sterling Software, Inc.* ..................................     376,700        11,913,138
                                                                          ---------------
                                                                               41,613,138
                                                                          ---------------

                               - 12 -

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996 (Continued)

----------------------------------------------------------  ------------  ---------------
                                                              NUMBER OF         VALUE
                                                                SHARES        (NOTE 3)
----------------------------------------------------------  ------------  ---------------
OFFICE EQUIPMENT SERVICES (4.5%)
Checkfree Corp.* ..........................................     416,700    $    7,135,988
Electronic Data Systems Corp. .............................     900,000        38,925,000
Informix Corp.* ...........................................   1,150,000        23,431,250
Oracle Corp.* .............................................     400,000        16,700,000
Sterling Commerce, Inc.* ..................................     700,000        24,675,000
                                                                          ---------------
                                                                              110,867,238
                                                                          ---------------
TELECOMMUNICATIONS (16.8%)
American Online, Inc.* ....................................     150,000         4,987,500
American Satellite Network--Rights* .......................      70,000                 0
Cellular Communications Puerto Rico, Inc.* ................     482,200         9,523,450
Colt Telecom Group PLC (ADR)* .............................     175,000         3,368,750
Deutsche Telekom AG (ADR)* ................................   1,300,000        26,487,500
DSC Communications Corp.* .................................     720,000        12,870,000
MFS Communications Co., Inc.* .............................     820,000        44,690,000
Millicom International Cellular S.A.* .....................   1,775,000        57,021,874
Netscape Communications Corp.* ............................     400,000        22,750,000
Nokia Corp. (ADR) .........................................     600,000        34,575,000
Palmer Wireless, Inc.* ....................................     102,000         1,071,000
Rogers Cantel Mobile Communications, Inc. (Class B)(ADR)*     1,364,100        26,429,437
Scientific Atlanta, Inc. ..................................   2,650,400        39,756,000
U.S. Cellular Corp.* ......................................   3,200,000        89,200,000
Vanguard Cellular Systems, Inc. (Class A)* ................   2,615,000        41,186,250
                                                                          ---------------
                                                                              413,916,761
                                                                          ---------------
TOTAL TECHNOLOGY (36.7%) ..................................                   902,552,137
                                                                          ---------------
TOTAL COMMON STOCKS (99.2%)
 (Cost $1,991,952,527).....................................                 2,440,835,888
                                                                          ---------------
PREFERRED STOCKS:
CONSUMER CYCLICALS
AIRLINES (0.1%)
Continental Airlines Financial
 Trust 8.5% Conv., 2020 ...................................      27,000         1,809,000
                                                                          ---------------
TOTAL CONSUMER CYCLICALS (0.1%) ...........................                     1,809,000
                                                                          ---------------
TOTAL PREFERRED STOCKS (0.1%)
 (Cost $1,742,250) ........................................                     1,809,000
                                                                          ---------------

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Portfolio of Investments -- December 31, 1996 (Concluded)

------------------------------------------------------------------------  ------------  --------------
                                                                            PRINCIPAL        VALUE
                                                                              AMOUNT        (NOTE 3)
------------------------------------------------------------------------  ------------  --------------
LONG-TERM DEBT SECURITIES:
TECHNOLOGY
TELECOMMUNICATIONS (0.1%)
U.S. Cellular Corp.,
 Zero Coupon Conv., 2015 ................................................   $7,500,000   $    2,493,750
                                                                                        --------------
TOTAL TECHNOLOGY (0.1%) .................................................                     2,493,750
                                                                                        --------------
TOTAL LONG-TERM DEBT SECURITIES (0.1%)
 (Amortized Cost $2,863,053) ............................................                     2,493,750
                                                                                        --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
 at amortized cost, which approximates
 market value, equivalent to 85,593 units
 at $255.57 (0.9%) each .................................................                    21,875,326
                                                                                        --------------
TOTAL INVESTMENTS (100.3%)
 (Cost/Amortized Cost $2,018,433,156) ...................................                 2,467,013,964
LIABILITIES IN EXCESS OF CASH AND RECEIVABLES (-0.3%) ...................                    (7,846,914)
AMOUNT RETAINED BY EQUITABLE LIFE IN
 SEPARATE ACCOUNT NO. 4 (0.0%)(NOTE 1) ..................................                      (641,292)
                                                                                        --------------
NET ASSETS (100.0%) .....................................................                $2,458,525,758
                                                                                        ==============
Reserves attributable to participants' accumulations ....................                $2,432,753,839
Reserves and other contract liabilities attributable to annuity benefits                     25,771,919
                                                                                        --------------
NET ASSETS ..............................................................                $2,458,525,758
                                                                                        ==============

* Non-income producing.

See Notes to Financial Statements.

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements


   1. Separate Account No. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of The Equitable Companies Incorporated, was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities amounting to $641,292 as shown in the Statements of Assets and Liabilities in Separate Account No. 4 may be transferred to Equitable Life's General Account.


   Interests of retirement and investment plans for Equitable Life employees, managers, and agents in Separate Account No. 4 aggregated $288,921,270 (11.8%), at December 31, 1996 and $246,531,777 (11.6%), at December 31, 1995,
of the net assets in the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the Fund considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost adjusted, where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily.

   Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statements of Operations and Changes in Net Assets.

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Continued)

    Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts (Participating Funds) under Equitable Life's management. Separate Account No. 2A invests in debt securities maturing in sixty days or less from the date of acquisition. At December 31, 1996, the amortized cost of investments held in Separate Account No. 2A consists of the following:
-----------------------------------------------------------------------------

                                                           AMORTIZED COST     %
--------------------------------------------------------  --------------  --------
Commercial Paper, 5.3%-6.9% due 01/02/97 through
 02/18/97................................................   $292,301,486     87.9%
Time Deposits, 6.5% due 01/02/97.........................     40,000,000     12.0
--------------------------------------------------------  --------------  --------
Total Investments........................................    332,301,486     99.9
Cash and Receivables Less Liabilities....................        175,640      0.1
--------------------------------------------------------  --------------  --------
Net Assets of Separate Account No. 2A....................   $332,477,126    100.0%
========================================================  ==============  ========
Units Outstanding........................................      1,300,905
Unit Value...............................................        $255.57
--------------------------------------------------------  --------------  --------

   Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Separate Account No. 2A is valued daily at amortized cost, which approximates market value.

   For 1996 and 1995, investment security transactions, excluding short-term debt securities, were as follows:
-----------------------------------------------------------------------------

                                                      SEPARATE ACCOUNT NO. 4
                                                 ------------------------------
                                                     COST OF       NET PROCEEDS
                                                    PURCHASES        OF SALES
-----------------------------------------------  --------------  --------------
Stocks and long-term corporate debt securities:
  1996..........................................  $2,439,864,229  $2,487,456,851
  1995..........................................   2,037,876,834   2,082,648,235
U.S. Government obligations:
  1996..........................................              --              --
  1995..........................................              --              --

 ----------------------------------------------------------------------------

   3. Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
(ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

-----------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Concluded)

    Long-term publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

   Separate Account No. 2A is valued daily at amortized cost, which approximates market value. Short-term debt securities purchased directly by the Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   4. Charges and fees are deducted in accordance with the terms of the various contracts which participate in the Fund. With respect to the American Dental Association Members Retirement Program, these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fee. These charges and fees are paid to Equitable Life by the Fund and are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets.

   5. No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund for the two years ended December 31, 1996, by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life for such years will affect such contracts. Accordingly, no Federal income tax provision is required.

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

 (a)      Financial Statements included in Part B.

 The following are included in the Statement of Additional
 Information relating to the American Dental Association
 Program:


  1.      Separate Account Nos., 4 (Pooled), 191 and 200
          (The Growth Equity, ADA Foreign and Aggressive
          Equity Accounts):
          -Report of Independent Accountants - Price Waterhouse LLP

  2.      Separate Account No. 4 (Pooled):
          - Statement of Assets and Liabilities, December 31, 1996
          - Statements of Operations and Changes in Net
            Assets for the Years Ended December 31, 1996 and 1995
          - Portfolio of Investments, December 31, 1996
          - Notes to Financial Statements

  3.      Separate Account No. 191:
          - Statement of Assets and Liabilities, December 31, 1996
          - Statements of Operations and Changes in Net
            Assets for the Years Ended December 31, 1996 and 1995

  4.      Separate Account No. 200:
          -  Statement of Assets and Liabilities
          - Statement of Operations and Changes in Net Assets for the Years Ended December 31, 1996 and 1995

  5.      Separate Account Nos. 191 and 200:
          -  Notes to Audited Financial Statements

  6.      Separate Account No. 30 (Pooled):
          -  Report of Independent Accountants - Price Waterhouse LLP
          -  Statement of Assets and Liabilities, December 31, 1996
          - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1996 and 1995
          - Statements of Cash Flows for the Years Ended December 31, 1996 and 1995
          -  Statement of Investments and Net Assets, December 31, 1996
          -  Notes to Financial Statements

  7.      Separate Account No. 8 (Prime Property Fund):
          -  Report of Independent Accountants - Price Waterhouse LLP
          -  Statement of Assets and Liabilities, December 31, 1996
          - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1996 and 1995
          - Statements of Cash Flows for the Years Ended December 31, 1996 and 1995
          -  Notes to Financial Statements

  8.      Schedule X:
          -  Supplementary Income Statement Information, December 31, 1996 and
             1995

  9.      Schedule XII:
          -  Mortgage Loans Receivable on Real Estate, December 31, 1996 and
             1995

 10.      The Equitable Life Assurance Society of the United States:
          -  Report of Independent Accountants - Price Waterhouse LLP
          -  Consolidated Balance Sheets, December 31, 1996 and 1995
          - Consolidated Statements of Earnings for the Years Ended December 31, 1996, 1995 and 1994
          - Consolidated Statements of Equity for the Years Ended December 31, 1996, 1995 and 1994
          - Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994.


 (b)      Exhibits.

 The following Exhibits are filed herewith:

 1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of Equitable's Separate Account Nos. 3, 4, 30, 190 and 191, incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-46995, filed July 22, 1992.

  2.      Not Applicable.

  3.      Not Applicable.

  4. Investment Management Agreement by and among (i) the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Members Pooled Trust for Retirement Plans, (ii) the Committee of Separate Account No. 191 of The Equitable Life Assurance Society of the United States, and (iii) The Equitable Life Assurance Society of the United States in its capacity as insurer and owner of the assets of Separate Account No. 191 and as an Investment Manager of Separate Account No. 191 to the extent described therein, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

  5.      (a)  Buy - Sell Agreement by and among the Trustees of the American
               Dental Association Members Retirement Trust and of the American Dental Association Members Pooled Trust for Retirement Plans,

                               Registration Statement No. 33-91588 on Form N-3 of Registrant, filed on April 28, 1995.

                         (d) Investment Management Agreement by and among (i) the Trustees of the American Dental Association Members Retirement Trust and the American Dental Association Members Pooled Trust for Retirement Plans, (ii) the Committee of Separate Account No. 191 of The Equitable Life Assurance Society of the United States, and (iii) The Equitable Life Assurance Society of the United States in its capacity as insurer and owner of the assets of Separate Account No. 191 and as an Investment Manager of Separate Account No. 191 to the extent described therein, incorporated by reference to Registration Statement No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

                         (e) Amended and Restated Investment Management Agreement dated as of May 1, 1996, by and among
                               (i) the Trustees of the American Dental
                               Association Members Retirement Trust for
                               Retirement Plans, (ii) the Committee of Separate Account No. 191 of The Equitable Life Assurance Society of the United States, and (iii) The Equitable Life Assurance Society of the United States in its capacity as insurer and owner of the assets of Separate Account No. 191, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-01301 on Form N-4 of Registrant filed April 30, 1996.

                 4.      (a)   Exhibit 6(a)(2) (Group Annuity Contract AC 2100,
                               as amended and restated effective February 1, 1991 on contract Form No. APC 1,000- 91, among the Trustees of the American Dental Association
                               Members Retirement Trust, the American Dental
                               Association Members Pooled Trust for Retirement
                               Plans and The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to
                               Registration Statement 33-40162, filed December
                               20, 1991.

                         (b) Rider No. 1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                         (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                         (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.

                         (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement

                               Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed April 29, 1994.

                         (f) Form of Rider No. 5 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, on February 27, 1995.

                         (g) Form of Rider No. 6 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, previously filed with this Registration Statement No. 33-63113 on September 29, 1995.

                         (h) Form of Rider No. 7 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 33-63113 on Form N-4 of Registrant, filed on November 21, 1995.

                         (i) Form of Rider No. 8 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-01301 on Form N-4 of Registrant filed April 30, 1996.

                         (j) Form of Rider No. 9 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States.

                  5.     (a)   Exhibit 7(a) (Form of Participation Agreement
                               for the standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to
                               Registration Statement on Form S-1 of
                               Registrant, filed April l6, 1986.

                         (b) Exhibit 7(b) (Form of Participation Agreement for the nonstandardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

                         (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement
                               Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                         (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 2l, l987.

                         (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal

                               Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                         (f)   Exhibit 7(w) (Form of Non-Standardized
                               Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post- Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                         (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                  6.     (a)   Copy of the Restated Charter of The Equitable
                               Life Assurance Society of the United States, adopted August 6, 1992, incorporated by reference to Post-Effective Amendment No. 2 to
                               Registrant No. 33- 46995 on Form N-3 of
                               Registrant, filed March 2, 1993.

                         (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended through July 22, 1992, incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-46995 on Form N-3 of Registrant, filed March 2, 1993.

                         (c) Certificate of Amendment of the Restated Charter of The Equitable Life Assurance Society of the United States, adopted November 18, 1993, previously filed with this Registration No. 333-01301 on February 29, 1996.

                         (d) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996.

                         (e) Copy of the Restated Charter of The Equitable Life Assurance Society of the United States, as amended January 1, 1997.

                  7.     Not applicable

                  8.     (a)   Exhibit 11(a)(2) (Form of American Dental
                               Association Members Retirement Plan, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                               Registrant, filed April 26, 1989.

                         (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                         (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

                         (d) Exhibit 11(o) (Copy of Administration Services Agreement, dated May 1, 1994, among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust, and of the American Dental Association Members Pooled Trust for Retirement Plans and the Council of Insurance of the American Dental Association), incorporated by reference to Registration Statement No. 33-75614 on Form N-3 of Registrant, filed February 23, 1994.

                         (e)   Exhibit 11(j) (Copy of American Dental
                               Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed December 20, 1991.

                         (f) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
                               1984), incorporated by reference to
                               Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

                  9. Opinion and Consent of Anthony A. Dreyspool, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States.

                  10.    (a)   Consent of Anthony A. Dreyspool (included within
                               Exhibit 9(a) above).

                         (b)   Consent of Price Waterhouse LLP.

                         (c)   Powers of Attorney.

                  11.    Not applicable.

                  12.    Not applicable.

                  13.    Not applicable.

                  14.    Not Applicable.

                  27.    Financial Data Schedule.

Item 25:  Directors and Officers of Equitable.
          ------------------------------------

          Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                                          POSITIONS AND
NAME AND PRINCIPAL                                        OFFICES WITH
BUSINESS ADDRESS                                          EQUITABLE
------------------                                        -------------

DIRECTORS

Claude Bebear                                             Director
AXA-UAP
23, Avenue Matignon
75008 Paris, France

Christopher J. Brocksom                                   Director
AXA Equity & Law
Elbury 9
Weedon Lane
Buckinghamshire HP 6505
England

Francoise Colloc'h                                        Director
AXA-UAP
23, Avenue Matignon
75008 Paris, France

Henri de Castries                                         Director
AXA-UAP
23, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                                          Director
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, NY 10020

William T. Esrey                                          Director
Sprint Corporation
P.O. Box 11315
Kansas City, MO 64112

Jean-Rene Fourtou                                         Director
Rhone-Poulenc S.A.
25 Quai Paul Doumer
92408 Courbevoie Cedex,
France

Norman C. Francis                                         Director
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA 70125

                                                          POSITIONS AND
NAME AND PRINCIPAL                                        OFFICES WITH
BUSINESS ADDRESS                                          EQUITABLE
------------------                                        -------------

Donald J. Greene                                          Director
LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

John T. Hartley                                           Director
Harris Corporation
1025 NASA Boulevard
Melbourne, FL 32919

John H.F. Haskell, Jr.                                    Director
Dillion, Read & Co., Inc.
535 Madison Avenue
New York, NY 10028

Mary R. (Nina) Henderson                                  Director
CPC International, Inc.
International Plaza
P.O. Box 8000
Englewood Cliffs, NJ 07632-9976

W. Edwin Jarmain                                          Director
Jarmain Group Inc.
121 King Street West
Suite 2525
Toronto, Ontario M5H 3T9,
Canada

G. Donald Johnston, Jr.                                   Director
184-400 Ocean Road
John's Island
Vero Beach, FL 32963

Winthrop Knowlton                                         Director
Knowlton Brothers, Inc.
530 Fifth Avenue
New York, NY 10036

Arthur L. Liman                                           Director
Paul, Weiss, Rifkind, Wharton &
   Garrison
1285 Avenue of the Americas
New York, NY 10019

George T. Lowy                                            Director
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019

                                         POSITIONS AND
NAME AND PRINCIPAL                       OFFICES WITH
BUSINESS ADDRESS                         EQUITABLE
------------------                       -------------

Didier Pineau-Valencienne                Director
Schneider S.A.
64-70 Avenue Jean-Baptiste Clement
92646 Boulogne-Billancourt Cedex
France

George J. Sella, Jr.                     Director
P.O. Box 397
Newton, NJ 07860

Dave H. Williams                         Director
Alliance Capital Management
 Corporation
1345 Avenue of the Americas
New York, NY 10105

OFFICER-DIRECTORS

*James M. Benson                         President and Director (until 5/1/97)


*William T. McCaffrey                    Senior Executive Vice President,
                                         Chief Operating Officer and Director

*Joseph J. Melone                        Chairman of the Board, Chief Executive
                                         Officer and Director; President
                                         (effective 5/1/97)

OTHER OFFICERS

*A. Frank Beaz                           Senior Vice President

*Leon Billis                             Senior Vice President

*Harvey Blitz                            Senior Vice President and Deputy
                                         Chief Financial Officer

*Kevin R. Byrne                          Vice President and Treasurer

*Jerry M. de St. Paer                    Executive Vice President

*Gordon G. Dinsmore                      Senior Vice President

*Alvin H. Fenichel                       Senior Vice President and
                                         Controller

*Paul J. Flora                           Senior Vice President and Auditor

                                  POSITIONS AND
NAME AND PRINCIPAL                OFFICES WITH
BUSINESS ADDRESS                  EQUITABLE
------------------                -------------

*Robert E. Garber                 Executive Vice President and General
                                  Counsel

*Donald R. Kaplan                 Vice President and Chief Compliance
                                  Officer and Associate General Counsel

*Michael S. Martin                Senior Vice President

*Peter D. Noris                   Executive Vice President and Chief
                                  Investment Officer

*Anthony C. Pasquale              Senior Vice President

*Pauline Sherman                  Vice President, Secretary and Associate
                                  General Counsel

*Samuel B. Shlesinger             Senior Vice President

*Richard V. Silver                Senior Vice President and Deputy
                                  General Counsel

*Jose Suquet                      Executive Vice President and Chief
                                  Agency Officer

*Stanley B. Tulin                 Senior Executive Vice President
                                  and Chief Financial Officer

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant
          ----------------------------------------------------------------

            Separate Account Nos. 3, 4, 8, 30, 191 and 200 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.

            The largest stockholder of the Holding Company is AXA-UAP. As of January 1, 1997, AXA-UAP beneficially owned 63.8% of the outstanding common stock of the Holding Company (assuming conversion of the convertible preferred stock held by AXA-UAP). Under its investment arrangements with Equitable Life and the Holding Company, AXA-UAP is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA-UAP, a French company, is the holding company for an international group of insurance and related financial services companies.

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

The Equitable Companies Incorporated (l991) (Delaware)

        Donaldson, Lufkin & Jenrette, Inc. (1993) (Delaware) (44.1%) (See Addendum B(1) for subsidiaries)

        The Equitable Life Assurance Society of the United States (1859) (New York) (a)(b)

               The Equitable of Colorado, Inc. (l983) (Colorado)

               EVLICO, INC. (1995) (Delaware)

               EVLICO East Ridge, Inc. (1995) (California)

               GP/EQ Southwest, Inc. (1995) (Texas) (5.885%)

               Franconom, Inc. (1985) (Pennsylvania)

               Frontier Trust Company (1987) (North Dakota)

               Gateway Center Buildings, Garage, and Apartment Hotel, Inc. (inactive) (pre-l970) (Pennsylvania)

               Equitable Deal Flow Fund, L.P.

                      Equitable Managed Assets (Delaware)

               EREIM LP Associates (99%)

                      EML Associates, L.P. (19.8%)

               Alliance Capital Management L.P. (2.71% limited partnership interest)

               ACMC, Inc. (1991) (Delaware)(s)

                      Alliance Capital Management L.P. (1988) (Delaware) (49.09% limited partnership interest)

               EVCO, Inc. (1991) (New Jersey)

               EVSA, Inc. (1992) (Pennsylvania)

               Prime Property Funding, Inc. (1993) (Delaware)

               Wil Gro, Inc. (1992) (Pennsylvania)

               Equitable Underwriting and Sales Agency (Bahamas) Limited (1993) (Bahamas)

 (a) Registered Broker/Dealer               (b) Registered Investment Advisor

        Donaldson Lufkin & Jenrette, Inc.
        The Equitable Life Assurance Society of the United States (cont.)

               Fox Run Inc. (1994) (Massachusetts)

               STCS, Inc. (1992) (Delaware)

               CCMI Corporation (1994) (Maryland)

               FTM Corporation (1994) (Maryland)

               HVM Corporation (1994) (Maryland)

               Equitable BJVS, Inc. (1992) (California)

               Equitable Rowes Wharf, Inc. (1995) (Massachusetts)

               GP/EQ Southwest, Inc. (1995) (Texas) (94.132%)

               Camelback JVS, Inc. (1995) (Arizona)

               ELAS Realty, Inc. (1996) (Delaware)

               Equitable Realty Assets Corporation (1983) (Delaware)

               100 Federal Street Realty Corporation (Massachusetts)

               Equitable Structured Settlement Corporation (1996) (Delaware)

               Equitable Holding Corporation (1985) (Delaware)

                      EQ Financial Consultants, Inc. (formerly
                      Equico Securities, Inc.) (l97l) (Delaware) (a) (b)

                      ELAS Securities Acquisition Corp. (l980) (Delaware)

                      100 Federal Street Funding Corporation (Massachusetts)

                      EquiSource of New York, Inc. (1986) (New York) (See Addendum A for subsidiaries)

                      Equitable Casualty Insurance Company (l986) (Vermont)

                      EREIM LP Corp. (1986) (Delaware)

                             EREIM LP Associates (1%)

                                    EML Associates (.02%)

                      Six-Pac G.P., Inc. (1990) (Georgia)

 (a) Registered Broker/Dealer             (b) Registered Investment Advisor

  Donaldson Lufkin & Jenrette, Inc.
  The Equitable Life Assurance Society of the United States (cont.)
        Equitable Holding Corporation (cont.)

                      Equitable Distributors, Inc. (1988) (Delaware) (a)

                      Equitable JVS, Inc. (1988) (Delaware)

                             Astor/Broadway Acquisition Corp. (1990) (New York)

                             Astor Times Square Corp. (1990) (New York)

                             PC Landmark, Inc. (1990) (Texas)

                             Equitable JVS II, Inc. (1994) (Maryland)

                             EJSVS, Inc. (1995) (New Jersey)

               Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EQ and
                             EHC) (Delaware) (36.1%) (See Addendum B(1) for subsidiaries)

               JMR Realty Services, Inc. (1994) (Delaware)

               Equitable Investment Corporation (l97l) (New York)

                 Stelas North Carolina Limited Partnership (50% limited partnership interest) (l984)

                 Equitable JV Holding Corporation (1989) (Delaware)

                 Alliance Capital Management Corporation (l991) (Delaware) (b) (See Addendum B(2) for subsidiaries)

                 Equitable Capital Management Corporation (l985) (Delaware) (b)

                        Alliance Capital Management L.P. (1988) (Delaware) (14.67% limited partnership interest)

                 EQ Services, Inc. (1992) (Delaware)

                 Equitable Agri-Business, Inc. (1984) Delaware

                 Equitable Real Estate Investment Management, Inc. (l984) (Delaware) (b) (See Addendum B(3) for subsidiaries)

(a) Registered Broker/Dealer           (b) Registered Investment Advisor

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                            ADDENDUM A - SUBSIDIARY
                        OF EQUITABLE HOLDING CORPORATION
                       HAVING MORE THAN FIVE SUBSIDIARIES

           ----------------------------------------------------------

EquiSource of New York, Inc. (formerly Traditional Equinet Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not manufactured by Equitable:

        EquiSource of Alabama, Inc. (1986) (Alabama)
        EquiSource of Arizona, Inc. (1986) (Arizona)
        EquiSource of Arkansas, Inc. (1987) (Arkansas)
        EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
        EquiSource of Delaware, Inc. (1986) (Delaware)
        EquiSource of Hawaii, Inc. (1987) (Hawaii)
        EquiSource of Maine, Inc. (1987) (Maine)
        EquiSource Insurance Agency of Massachusetts, Inc. (1988)
        (Massachusetts)
        EquiSource of Montana, Inc. (1986) (Montana)
        EquiSource of Nevada, Inc. (1986) (Nevada)
        EquiSource of New Mexico, Inc. (1987) (New Mexico)
        EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)
        EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
        EquiSource of Washington, Inc. (1987) (Washington)
        EquiSource of Wyoming, Inc. (1986) (Wyoming)

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                      ADDENDUM B - INVESTMENT SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES

              ----------------------------------------------------

Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and approximately 150 other subsidiaries, most of which are special purpose subsidiaries (the number fluctuates according to business needs):

              Donaldson, Lufkin & Jenrette, Securities Corporation (1985) (Delaware) (a) (b)
                      Wood, Struthers & Winthrop Management Corp. (1985) (Delaware) (b)
              Autranet, Inc. (1985) (Delaware) (a)
              DLJ Real Estate, Inc.
              DLJ Capital Corporation (b)
              DLJ Mortgage Capital, Inc. (1988) (Delaware)
                      Column Financial, Inc. (1993) (Delaware) (50%)

Alliance Capital Management Corporation (as general partner) (b)has the following subsidiaries:
              Alliance Capital Management L.P. (1988) (Delaware) (b)
                  Alliance Capital Management Corporation of Delaware, Inc. (Delaware)
                         Alliance Fund Services, Inc. (Delaware) (a)
                         Alliance Fund Distributors, Inc. (Delaware) (a) Alliance Capital Oceanic Corp. (Delaware)
                         Alliance Capital Management Australia Pty. Ltd. (Australia)
                         Meiji - Alliance Capital Corp. (Delaware) (50%) Alliance Capital (Luxembourg) S.A. (99.98%)
                         Alliance Eastern Europe Inc. (Delaware)
                         Alliance Barra Research Institute, Inc. (Delaware)
                         (50%)
                         Alliance Capital Management Canada, Inc. (Canada) (99.99%)
                         Alliance Capital Management (Brazil) Llda
                         Alliance Capital Global Derivatives Corp. (Delaware) Alliance International Fund Services S.A.
                         (Luxembourg)
                         Alliance Capital Management (India) Ltd. (Delaware) Alliance Capital Mauritius Ltd.
                         Alliance Corporate Finance Group, Incorporated
                         (Delaware)
                                Equitable Capital Diversified Holdings, L.P. I Equitable Capital Diversified Holdings, L.P. II
                         Curisitor Alliance L.L.C. (Delaware)
                                Curisitor Holdings Limited (UK)
                                Alliance Capital Management (Japan), Inc.
                                Alliance Capital Management (Asia) Ltd.
                                Alliance Capital Management (Turkey), Ltd.
                                Cursitor Alliance Management Limited (UK)

 (a) Registered Broker/Dealer                (b) Registered Investment Advisor

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                              ADDENDUM B - (CONT.)
                            INVESTMENT SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES

Equitable Real Estate Investment Management, Inc. (b) has the following subsidiaries:

               Equitable Realty Portfolio Management, Inc. (1984) (Delaware)
                      EQK Partners (100% general partnership interest)
               Compass Management and Leasing Co. (formerly EREIM, Inc.) (1984)
               (Colorado)
               Equitable Real Estate Capital Markets, Inc. (1987) (Delaware)
                (a)
               EPPNLP Corp. (1987) (Delaware)
               Equitable Pacific Partners Corp. (1987) (Delaware)
                      Equitable Pacific Partners Limited Partnership
               EREIM Managers Corp. (1986) (Delaware)
                      ML/EQ Real Estate Portfolio, L.P.
                              EML Associates, L.P. (80%)
               Compass Retail, Inc. (1990) (Delaware)
               Compass Management and Leasing, Inc. (1991) (Delaware)
                      CJVS, Inc. (1994) (California)
                      Compass Cayman (1996) (Cayman Islands)
                      Compass Management and Leasing (UK) Limited
               Column Financial, Inc. (1993) (Delaware) (50%)
               Buckhead Strategic Corp. (1994) (Delaware)
                      Buckhead Strategic Fund, L.P.
                              BH Strategic Co. I, L.P.
                              BH Strategic Co. II, L.P.
                              BH Strategic Co. III, L.P.
                              BH Strategic Co. IV, L.P.
               Community Funding, Inc. (1994) (Delaware)
                      Community Mortgage Fund, L.P. (1994) (Delaware)
               Buckhead Strategic Corp., II (1995) (Delaware)
                      Buckhead Strategic Fund L.P. II
                              Buckhead Co. I, L.P.
                              Buckhead Co. II, L.P.
                              Buckhead Co. III, L.P.
                                     HYDOC, L.L.C.
                                     Headwind Holding Corp.
                              Buckhead Co. IV, L.P.
                              Tricon Corp.
                                     Tricon, L.P.
               Equitable Real Estate Hyperion Capital Advisors LLC (1995)
                (Delaware)

(a) Registered Broker/Dealer               (b) Registered Investment Advisor

                                AXA GROUP CHART
The information listed below is dated as of December 31, 1996; percentages shown represent voting power. The name of the owner is noted when AXA indirectly controls the company.

                 AXA INSURANCE AND REINSURANCE BUSINESS HOLDING

COMPANY                                          COUNTRY                        VOTING POWER
-------                                          -------                        ------------
Axa Assurances Iard                              France                         99%

Axa Assurances Vie                               France                         100% by Axa and Axa Courtage
                                                                                Vie

Axa Courtage Iard                                France                         99.9% by Axa and Axa
                                                                                Assurances Iard

Axa Courtage Vie                                 France                         99.4% by Axa and Axa
                                                                                Assurances Iard and Axa
                                                                                Courtage Iard

Alpha Assurances Vie                             France                         100%

Axa Direct                                       France                         100%

Direct Assurances Iard                           France                         100% by Axa Direct

Direct Assurance Vie                             France                         100% by Axa Direct

Axa Direkt Versicherung A.G.                     Germany                        100% owned by Axa Direct

Axiva                                            France                         100% by Axa and Axa Courtage
                                                                                Vie

Defense Civile                                   France                         95%

Societe Francaise d'Assistance                   France                         100% by SFA Holding

Monvoisin Assurances                             France                         99.9% by different companies
                                                                                and Mutuals

Societe Beaujon                                  France                         99.9%

Lor Finance                                      France                         99.9%

Jour Finance                                     France                         100% by Alpha Assurances Iard
                                                                                and by Axa Assurances Iard

Compagnie Auxiliaire pour le                     France                         99.8% by Societe Beaujon
Commerce and l'Industrie

C.F.G.A.                                         France                         99.96% owned by Mutuals and
                                                                                Finaxa

Axa Global Risks                                 France                         100% owned by Axa and Mutuals

Saint Bernard Diffusion                          France                         94.92% owned by Direct
                                                                                Assurances Iard

Sogarep                                          France                         95%, (100% with Mutuals)

Argovie                                          France                         100% by Axiva and SCA Argos

Finargos                                         France                         70.5% owned by Axiva



COMPANY                                          COUNTRY                        VOTING POWER
-------                                          -------                        ------------
Astral Finance                                   France                         99.33% by Axa Courtage Vie

Argos                                            France                         N.S.

Finaxa Belgium                                   Belgium                        100%

Axa Belgium                                      Belgium                        26.8% by Axa(SA) and 72.6% by
                                                                                Finaxa Belgium

De Kortrijske Verzekering                        Belgium                        99.8% by Axa Belgium

Juris                                            Belgium                        100% owned by Finaxa Belgium

Finaxa Luxembourg                                Luxembourg                     100%

Axa Assurance IARD Luxembourg                    Luxembourg                     99.9%

Axa Assurance Vie Luxembourg                     Luxembourg                     99.9%

Axa Aurora                                       Spain                          50% owned by Axa

Aurora Polar SA de Seguros y                     Spain                          99.4% owned by Axa Aurora
Reaseguros

Axa Vida SA de Seguros y                         Spain                          89.82% owned by Aurora Polar
Reaseguros                                                                      5% by Axa

Axa Gestion de Seguros y                         Spain                          99.1% owned by Axa Aurora
Reaseguros

Hilo Direct Seguros                              Spain                          99.9% by Axa Aurora

Axa Assicurazioni                                Italy                          100% owned by Axa

Eurovita                                         Italy                          30% owned by Axa
                                                                                Assicurazioni

Axa Equity & Law plc                             U.K.                           99.9% owned by Axa

Axa Equity & Law Life                            U.K.                           100% by Axa Equity & Law plc
Assurance Society

Axa Equity & Law International                   U.K.                           100% owned by Axa Equity &
                                                                                Law Life Assurance Society

Axa Leven                                        The                            100% by Axa Equity & Law Life
                                                 Netherlands                    Assurance Society

Axa Insurance                                    U.K.                           100% owned by Axa

Axa Global Risks                                 U.K.                           100% owned by Axa Global
                                                                                Risks (France)

Axa Canada                                       Canada                         100% owned by Axa

Boreal Insurance                                 Canada                         100% owned by Gestion
                                                                                Fracapar

Axa Assurances Inc.                              Canada                         100% owned by Axa Canada



COMPANY                                          COUNTRY                        VOTING POWER
-------                                          -------                        ------------
Axa Insurance Inc.                               Canada                         100% owned by Axa Canada and
                                                                                Axa Assurance Inc.

Anglo Canada General Insurance                   Canada                         100% owned by Axa Canada
Cy

Axa Pacific Insurance                            Canada                         100% by Boreal Insurance

Boreal Assurances Agricoles                      Canada                         100% by Boreal Insurance

Sime Axa Berhad                                  Malaysia                       30% owned by Axa and Axa
                                                                                Reassurance

Axa Sime Investment Holdings                     Singapore                      50%
Pte Ltd

Axa Sime Assurance                               Hong Kong                      100% owned by Axa Sime Invt.
                                                                                Holdings Pte Ltd

Axa Sime Assurance                               Singapore                      100% owned by Axa Sime Invt
                                                                                Holdings Pte Ltd

Axa Life Insurance                               Hong Kong                      100%

PT Asuransi Axa Indonesia                        Indonesia                      80%

Equitable Cies Incorp.                           U.S.A.                         60.8% between Axa, 44.69%
                                                                                Financiere 45, 3.8%,
                                                                                Lorfinance 7.6% and Axa
                                                                                Equity & Law Life Association
                                                                                Society 4.8%

Equitable Life Assurance of                      U.S.A.                         100% owned by Equitable Cies
the USA                                                                         Inc.

National Mutual Holdings Ltd                     Australia                      51% between Axa, 42.1% and
                                                                                Axa Equity & Law Life
                                                                                Assurance Society 8.9%

The National Mutual Life                         Australia                      100% owned by National Mutual
Association of Australasia Ltd                                                  Holdings Ltd

National Mutual International                    Australia                      100% owned by National Mutual
Pty Ltd                                                                         Holdings Ltd

National Mutual (Bermuda) Ltd                    Australia                      100% owned by National Mutual
                                                                                International Pty Ltd

National Mutual Asia Ltd                         Australia                      55% owned by National Mutual
                                                                                Holdings Ltd and 20% by
                                                                                Datura Ltd and 13% by
                                                                                National Mutual Life
                                                                                Association of Australasia

Australian Casualty & Life Ltd                   Australia                      100% owned by National Mutual
                                                                                Holdings Ltd

National Mutual Health                           Australia                      100% owned by National Mutual
Insurance Pty Ltd                                                               Holdings Ltd



COMPANY                                          COUNTRY                        VOTING POWER
-------                                          -------                        ------------
Axa Reassurance                                  France                         100% owned by Axa, Axa
                                                                                Assurances Iard and Axa
                                                                                Global Risks

Axa Re Finance                                   France                         80% owned by Axa Reassurance

Axa Re Vie                                       France                         99.9% owned by Axa
                                                                                Reassurance

Axa Cessions                                     France                         100% by Axa

Axa Re Mexico                                    Mexico                         100% owned by Axa Reassurance

Axa Re Asia                                      Singapore                      100% owned by Axa Reassurance

Axa Re U.K. Plc                                  U.K.                           100% owned by Axa Re U.K.
                                                                                Holding

Axa Re U.K. Holding                              U.K.                           100% owned by Axa Reassurance

Axa Re U.S.A.                                    U.S.A.                         100% owned by Axa America
                                                                                and Axa Reassurance

Axa America                                      U.S.A.                         100% owned by Axa Reassurance

International Technology                         U.S.A.                         80% owned by Axa America
Underwriters Inc. (INTEC)

Axa Re Life                                      U.S.A.                         100% owned by Axa Re Vie

C.G.R.M.                                         Monaco                         100% owned by Axa Reassurance

Axa Life Insurance                               Japan                          100% owned by Axa

Dongbu Axa Life Insurance Co                     Korea                          50% owned by Axa
Ltd

Axa Oyak Hayat Sigota                            Turkey                         60% owned by Axa

Oyak Sigorta                                     Turkey                         11% owned by Axa


                             AXA FINANCIAL BUSINESS

COMPANY                                          COUNTRY                        VOTING POWER
-------                                          -------                        ------------
Compagnie Financiere de Paris                    France                         96.9%, (100% with Mutuals)
(C.F.P.)

Axa Banque                                       France                         98.7% owned by C.F.P.

Financiere 78                                    France                         100% owned by C.F.P.

Axa Credit                                       France                         65% owned by C.F.P.

Axa Gestion Interessement                        France                         100% owned by Axa Asset
                                                                                Management Europe

Compagnie Europeenne de Credit                   France                         100% owned by C.F.P.
(C.E.C.)

Fidei                                            France                         20.7% owned by C.F.P. and
                                                                                10.8% by Axamur

Societe de Placements                            France                         98.58% with Mutuals
Selectionnes S.P.S.

Presence et Initiative                           France                         100% with Mutuals

Vamopar                                          France                         100% owned by Societe Beaujon

Financiere Mermoz                                France                         100%

Axa Asset Management Europe                      France                         100%

Axa Asset Management                             France                         100% owned by Axa Asset
Partenaires                                                                     Management Europe

Axa Asset Management Conseils                    France                         100% owned by Axa Asset
                                                                                Management Europe

Axa Asset Management                             France                         100% owned by Axa Asset
Distribution                                                                    Management Europe

Axa Equity & Law Home Loans                      U.K.                           100% owned by Axa Equity &
                                                                                Law Plc

Axa Equity & Law Commercial                      U.K.                           100% owned by Axa Equity &
Loans                                                                           Law Plc



COMPANY                                          COUNTRY                        VOTING POWER
-------                                          -------                        ------------
Alliance Capital Management                      U.S.A.                         59% held by ELAS

Donaldson Lufkin & Jenrette                      U.S.A.                         44.1% owned by Equitable Cies
                                                                                Inc. and 36.1% by Equitable
                                                                                Holding Cies

National Mutual Funds                            Australia                      100% owned by National
Management (Global) Ltd                                                         Holdings Ltd

National Mutual Funds                            USA                            100% by National Mutual Funds
Management North America                                                        Management (Global) Ltd.
Holding Inc.

Cogefin                                          Luxembourg                     100% owned by Axa Belgium

Financiere 45                                    France                         99.8% owned by Axa

Mofipar                                          France                         99.76% owned by Axa

ORIA                                             France                         100% owned by Axa Millesimes

Axa Oeuvres d'Art                                France                         100% by Mutuals

Axa Cantenac Brown                               France                         100% by Societe Beaujon

Axa Suduiraut                                    France                         99.6% owned by Societe
                                                                                Beaujon

Colisee Acti Finance 2                           France                         100% owned by Axa Assurances
                                                                                Iard Mutuelle

                            AXA REAL ESTATE BUSINESS

COMPANY                                          COUNTRY                        VOTING POWER
-------                                          -------                        ------------
C.I.P.M.                                         France                         97.8% with Mutuals

Fincosa                                          France                         100% owned by C.I.P.M.

Prebail                                          France                         100% owned by Societe Beaujon
                                                                                and C.F.P.

Axamur                                           France                         100% by different companies
                                                                                and Mutuelles

Parigest                                         France                         100% by the Mutuals, C.I.P.M.
                                                                                and Fincosa

Parimmo                                          France                         100% by the insurance
                                                                                companies and Mutuals

S.G.C.I.                                         France                         100% by different companies
                                                                                and Mutuelles

Transaxim                                        France                         100% owned by S.G.C.I. and
                                                                                C.P.P.

Compagnie Parisienne de                          France                         100% owned by S.G.C.I.
Participations

Monte Scopando                                   France                         100% owned by C.P.P.

Matipierre                                       France                         100% by different companies

Securimmo                                        France                         87.12% by different companies
                                                                                and Mutuals

Paris Orleans                                    France                         100% by Axa Courtage Iard

Colisee Bureaux                                  France                         100% by different companies
                                                                                and Mutuals

Colisee Premiere                                 France                         100% by different companies
                                                                                and Mutuals

Colisee Laffitte                                 France                         100% by Colisee Bureaux

Foniere Carnot Laforge                           France                         100% by Colisee Premiere

Parc Camoin                                      France                         100% by Colisee Premiere

Delta Point du Jour                              France                         100% owned by Matipierre

Paroi Nord de l'Arche                            France                         100% owned by Matipierre

Falival                                          France                         100% owned by Axa Reassurance

Compagnie du Gaz d'Avignon                       France                         99% owned by Axa Ass Iard

Ahorro Familiar                                  France                         42.2% owned by Axa Assurances
                                                                                Iard

Fonciere du Val d'Oise                           France                         100% owned by C.P.P.

Sodarec                                          France                         100% owned by C.P.P.



COMPANY                                          COUNTRY                        VOTING POWER
-------                                          -------                        ------------
Centrexpo                                        France                         100% owned by C.P.P.

Fonciere de la Vile du Bois                      France                         100% owned by Centrexpo

Colisee Seine                                    France                         100% owned by different
                                                                                companies

Translot                                         France                         100% owned by SGCI

S.N.C. Dumont d'Urville                          France                         100% owned by Colisee
                                                                                Premiere

Colisee Federation                               France                         100% by SGCI

Colisee Saint Georges                            France                         100% by SGCI

Drouot Industrie                                 France                         50% by SGCI and 50% by Axamur

Colisee Vauban                                   France                         99.6% by Matipierre

Fonciere Colisee                                 France                         100% by Matipierre and
                                                                                different companies

Axa Pierre S.C.I.                                France                         97.6% owned by different
                                                                                companies and Mutuals

Axa Millesimes                                   France                         85.2% owned by AXA and the
                                                                                Mutuals

Chateau Suduirault                               France                         100% owned by Axa Millesimes

Diznoko                                          Hongrie                        95% owned by Axa Millesimes

Compagnie Fonciere Matignon                      France                         100% by different companies
                                                                                and Mutuals

Equitable Real Estate                            U.S.A.                         100% owned by ELAS
Investment

Quinta do Noval Vinhos S.A.                      Portugal                       99.6% owned by Axa Millesimes


                               OTHER AXA BUSINESS

COMPANY                                          COUNTRY                        VOTING POWER
-------                                          -------                        ------------
A.N.F.                                           France                         95.4% owned by Finaxa

Lucia                                            France                         20.6% owned by Axa Assurances
                                                                                Iard and 8.6% by Mutuals

Schneider S.A.                                   France                         10.4%


                                     NOTES


1. The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties, and certain inactive name-holding corporations.

3. All ownership interests on the chart are 100% common stock ownership except: (a) The Equitable Companies Incorporated's 44.1% interest in Donaldson, Lufkin & Jenrette, Inc. and Equitable Holding Corporation's 36.1% interest in same; (b) as noted for certain partnership interests; (c) Equitable Life's ACMC, Inc.'s and Equitable Capital Management Corporation's limited partnership interests in Alliance Capital Management L.P.; (d) as noted for certain subsidiaries of Alliance Capital Management Corp. of Delaware, Inc.; (e) Treasurer Robert L. Bennett's 20% interest in Compass Management and Leasing Co. (formerly EREIM, Inc.); and (f) DLJ Mortgage Capital's and Equitable Real Estate's respective ownerships, 50% each in Column Financial, Inc.

4. The operational status of the entities shown as having been formed or authorized but "not yet fully operational" should be checked with the appropriate operating areas, especially for those that are start-up situations.

5. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first two entities, they are under the direction of at least a majority of "outside" trustees:

                              The Equitable Funds
                             The Hudson River Trust
                               EQ Advisors Trust
                               Separate Accounts

6.       This chart was last revised on April 1, 1997.

Item 27.  Number of Contractowners.

                  As of March 31, 1997 the number of participants in the American Dental Association Members Program offered by the Registrant was 23,162.

Item 28.  Indemnification

          (a) Indemnification of Principal Underwriter: to the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Equico Securities, Inc. ("Equico") undertook to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she is or was a director or officer of Equico.

          (b) Undertaking: insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29.  Principal Underwriters

          (a) EQ Financial Consultants, Inc. ("EQ Financial"), a wholly-owned subsidiary of Equitable is the principal underwriter for Equitable's Separate Account No. 301, Separate Account A, Separate Account I and Separate Account FP. EQ Financial's principal business address is 1755 Broadway, NY, NY 10019.

          (b)      See Item 25.

          (c)      Not applicable.

Item 30.  Location of Accounts and Records

                  The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, with respect to the separate accounts named in Item 29(a),are maintained by The Equitable Life Assurance Society of the United States at 135 West 50th Street, New York, New York 10020.


Item 31.  Management Services

                  Not applicable.


Item 32.  Undertakings

                  The Registrant hereby undertakes:

                  (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

                  (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

                  (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                  (d) Equitable represents that the fees and charges deducted under the Contract described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the Contract. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Contract includes innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice.

                                   SIGNATURES

            As required by the Securities Act of 1933, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 24th day of April, 1997.


                                     THE EQUITABLE LIFE ASSURANCE SOCIETY OF
                                     THE UNITED STATES
                                                      (Registrant)

                                     By:       The Equitable Life Assurance
                                               Society of the United States


                                     By:        /s/ Naomi J. Weinstein
                                                ------------------------------
                                                    Naomi J. Weinstein
                                                    Vice President

                                   SIGNATURES

            As required by the Securities Act of 1933, the Depositor certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 24th day of April, 1997.

                                     THE EQUITABLE LIFE ASSURANCE SOCIETY OF
                                     THE UNITED STATES
                                      (Depositor)


                                     By: /s/ Naomi J. Weinstein
                                         ------------------------------------
                                             Naomi J. Weinstein
                                             Vice President

            As required by the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

Joseph J. Melone                        Chairman of the Board, Chief Executive
                                        Officer and Director

James M. Benson                         President and Director

William T. McCaffrey                    Senior Executive Vice President,
                                        Chief Operating Officer and Director

PRINCIPAL FINANCIAL OFFICER:

Stanley B. Tulin                        Senior Executive Vice President and
                                        Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

/s/ Alvin H. Fenichel
-----------------------------
    Alvin H. Fenichel                   Senior Vice President and
    April 24, 1997                     Controller


DIRECTORS:
Claude Bebear           Jean-Rene Fourtou             Winthrop Knowlton
James M. Benson         Norman C. Francis             Arthur L. Liman
Chrisopher Brocksom     Donald J. Greene              George T. Lowy
Francoise Colloc'h      John T. Hartley               William T. McCaffrey
Henri de Castries       John H.F. Haskell, Jr.        Joseph J. Melone
Joseph L. Dionne        Mary R. (Nina) Henderson      Didier Pineau-Valencienne
William T. Esrey        W. Edwin Jarmain              George J. Sella, Jr.
                        G. Donald Johnston, Jr.       Dave H. Williams




/s/ Naomi J. Weinstein
-------------------------------
    Naomi J. Weinstein
    Attorney-in-Fact
    April 24, 1997

                                 EXHIBIT INDEX

EXHIBIT NO.                                                            PAGE NO.
-----------                                                            --------

  4(j)          Form of Rider No. 9 to Group Annuity Contract 2100.

  6(d) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996.

  6(e)          Restated Charter of The Equitable Life Assurance
                Society of the United States, as amended
                January 1, 1997.

  9             Opinion and Consent of Anthony A. Dreyspool,
                Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States.

  10(b)         Consent of Price Waterhouse LLP.

  10(c)         Powers of Attorney.

  27            Financial Data Schedule.